

plantronics®

Simply Smarter Communications®



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Annual Report 2013 Financial Highlights

Net Revenues
Dollars in millions


762.2
683.6
713.4
674.6
613.8
Fiscal Year
2009
2010
2011
2012
2013

Income from Continuing Operations, Net of Tax
Dollars in millions


109.2
109.0
106.4
76.5
45.3
Fiscal Year
2009
2010
2011
2012
2013

Diluted Earnings Per Common Share – Continuing Operations
Dollars


2.41
2.49
2.21
1.55
0.93
Fiscal Year
2009
2010
2011
2012
2013

Cash/Cash Equivalents, Short- and Long-Term Investments
Dollars in millions


469.3
425.6
369.2
389.9
241.9
Fiscal Year
2009
2010
2011
2012
2013

Other Financial Data
In millions

Years Ended	March 31, 2011	March 31, 2012	March 31, 2013
Cash provided from operating activities	$ 158.2	$ 140.4	$ 125.5
Total assets	$ 744.6	$ 672.5	$ 764.6
Total stockholders' equity	$ 634.9	$ 527.2	$ 646.4
Total shares repurchased	3.3	8.0	.8
Total cash utilized for stock repurchases	$ 105.5	$ 273.8	$ 23.9
Shares used in diluted per share calculation	49.3	45.3	42.7

Plantronics Timeline of Innovation



1961
Pacific Plantronics
is incorporated

1963
FAA selects Plantronics
as sole headset provider



1969
First words from the
moon spoken through
Plantronics® headset



1972
Plamex
(Plantronics Mexico)
opens in Tijuana

1983
The new **StarSet®**
Supra® soon
becomes the
call center
industry standard

1983
Sally Ride uses
Plantronics headset
in space





1995
FreeHand, an ultra-
lightweight in-the-ea
headset is introducec


50 YEARS
OF INNOVATION
plantronics

2011
Plantronics celebrates
50 years of innovation

2012
Plantronics launches
a **developer community**
to focus on delivering
intelligent context-aware
data into applications

plantronics.
Developer Connection

2013
Plamex named
Best Place to
Work in Mexico
for third
consecutive year

2003
The **CS50**™ brings
wireless freedom
to the office



)
ally enhanced
headseats for
'C and Mac
)uters are
duced

2011
Contextual Intelligence
introducted with
Voyager® PRO UC



2010
Savi® Office wireless
headset system
unifies PC and desk
phone communications



2012
Plamex
celebrates
40 years
in Tijuana

2013
Contextual
Intelligence
expanded in
Voyager and
Blackwire® lines



Plantronics Letter from the CEO

Dear Fellow Stockholders,

Fiscal year 2013 was a stellar year for Plantronics. We saw major gains in our key metrics and continued to capitalize on important market opportunities. Our product innovation has also positioned us well for the coming year.

During the year, net revenues grew by 7% to $762 million, and earnings per share grew by 3% to $2.49. Unified Communications ("UC") continues to be our key growth driver. Revenue from our UC product portfolio grew by 40% from the previous fiscal year to $131 million and represented 24% of our Office and Contact Center ("OCC") revenues, up from 18% in fiscal year 2012; generating growth in an otherwise challenging economic environment.

UC remains our most significant opportunity. We remain as confident as ever of the continued prospects for growth based on our industry leading UC products. Our UC position continues to be enhanced by innovation and breakthroughs in contextual intelligence. We believe that UC market momentum is building, and based on numerous IT department surveys, a large number of enterprises initiated adoption and deployment of the technology and many more intend to do so in the coming years.

We believe we are well positioned for the coming UC opportunity. In March 2013, Frost & Sullivan recognized our leadership, honoring Plantronics with a Visionary Innovation Award for our accomplishments in the Unified Communications and Collaboration and Customer-Care markets.

Our growth opportunities look attractive for the majority of our product lines, including *Bluetooth*® headsets, gaming and computer headsets, and devices for the hearing impaired, and we believe we will benefit when this growth occurs.

Our goals for fiscal year 2014 are to:

- **Deliver Profitable Growth** by delivering compelling communication experiences that help customers improve efficiency and ease of use across the enterprise.
- **Extend our Brand** to be relevant to a broader addressable market.
- **Expand our Consumer Reach** to become the indispensible interface users turn to for connected experiences throughout their day.
- **Scale for Growth** by improving operational effectiveness and the flexibility of the value chain.
- **Optimize the Culture** to promote innovation, productivity and employee well-being.

We believe achievement of these goals will permit us to continue to increase long-term stockholder value and cash flow generation.

Lastly, I would like to address my health and my temporary medical leave of absence. I am currently undergoing treatment to address a treatable form of cancer. During my leave I am staying involved to the extent practical. Otherwise, Pam Strayer, our SVP & CFO, is Plantronics' Acting Chief Executive Officer and is well qualified to continue to implement on our strategy and run day-to-day operations.

On behalf of everyone at Plantronics, I want to thank you for your continued support.

Sincerely,



Ken Kannappan
President and Chief Executive Officer
(On Temporary Medical Leave of Absence)





Our Vision

Transforming work and life with Simply Smarter Communications.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 30, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to ____________

Commission file number: 1-12696

Plantronics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**77-0207692**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
345 Encinal Street, Santa Cruz, California	**95060**
(Address of principal executive offices)	(Zip Code)

(831) 426-5858

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
COMMON STOCK, $.01 PAR VALUE	**NEW YORK STOCK EXCHANGE**

Securities registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large Accelerated Filer ☒ Accelerated Filer ☐

Non-accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant, based upon the closing price of $35.33 for shares of the Registrant's common stock on September 29, 2012, the last trading day of the registrant's most recently completed second fiscal quarter as reported by the New York Stock Exchange, was approximately $1,492,167,700. In calculating such aggregate market value, shares of common stock owned of record or beneficially by officers, directors, and persons known to the Registrant to own more than five percent of the Registrant's voting securities as of September 29, 2012 (other than such persons of whom the Registrant became aware only through the filing of a Schedule 13G filed with the Securities and Exchange Commission) were excluded because such persons may be deemed to be affiliates. This determination of affiliate status is for purposes of this calculation only and is not conclusive.

As of April 27, 2013, 43,286,166 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2013 Annual Meeting of Stockholders to be held on or about August 1, 2013 are incorporated by reference into Part III of this Form 10-K.

plantronics®
Simply Smarter Communications®

Plantronics, Inc.
FORM 10-K
For the Year Ended March 31, 2013

TABLE OF CONTENTS

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PART I

This Form 10-K is filed with respect to our fiscal year 2013. Each of our fiscal years ends on the Saturday closest to the last day of March. Fiscal year 2013 ended on March 30, 2013, fiscal year 2012 ended on March 31, 2012, and fiscal year 2011 ended on April 2, 2011. Fiscal years 2013, 2012, and 2011 each consisted of 52 weeks. *For purposes of consistent presentation, we have indicated in this report that each fiscal year ended "March 31" of the given year, even though the actual fiscal year end may have been on a different date.*

CERTAIN FORWARD-LOOKING INFORMATION

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may generally be identified by the use of such words as "expect," "anticipate," "believe," "intend," "potential," or "will," or variations of such words and similar expressions are based on current expectations and entail various risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of a number of factors, including, but not limited to, the factors discussed in the subsection entitled "Risk Factors" in Item 1A of this Form 10-K. This Form 10-K should be read in conjunction with these risk factors. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 1. BUSINESS

COMPANY BACKGROUND

Plantronics, Inc. ("Plantronics," "Company," "we," "our," or "us") is a leading global designer, manufacturer, and marketer of lightweight communications headsets, telephone headset systems, and accessories for the business and consumer markets under the Plantronics brand. In addition, we manufacture and market specialty products under our Clarity® brand, such as telephones for the hearing impaired, and other related products for people with special communication needs. We operate our business as one segment.

Our headsets are communications tools providing a hands-free connection to communication or entertainment devices, while also allowing freedom of movement for our users. We use a variety of technologies to develop high quality products that meet the needs of our customers, whether for communications or personal entertainment. Our headsets are widely used for applications such as Unified Communications ("UC"), in contact centers, in the office and in the home, with mobile phones and Internet telephony, for gaming, and for other specialty applications. Our major product categories include *Office and Contact Center ("OCC")*, which includes corded and cordless communication headsets, audio processors, and telephone systems; *Mobile*, which includes *Bluetooth*® and corded products for mobile phone applications; *Gaming and Computer Audio*, which includes personal computer ("PC") and gaming headsets; and *Clarity*, which includes specialty products marketed for hearing impaired individuals. Our products are sold under the Plantronics and Clarity brands.

We ship our products to approximately 60 countries through a network of distributors, retailers, wireless carriers, original equipment manufacturers ("OEMs"), and telephony service providers. We have well-developed distribution channels in North America, Europe, and in some parts of the Asia Pacific region, particularly in China, Australia, Japan, and New Zealand, where use of our products is widespread. Our distribution channels in other geographic regions are less mature, and while we primarily serve the contact center markets in those regions, we continue to expand into the office, mobile, gaming and computer audio, and specialty telephone markets in those regions and other international locations. Revenues from our retail channel are typically seasonal, with the December quarter (our third fiscal quarter) typically being the strongest.

Plantronics was founded and incorporated in 1961 and initially became a public company in 1977. Plantronics is incorporated in the State of Delaware and is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "PLT".

Our principal executive offices are located at 345 Encinal Street, Santa Cruz, California, 95060. Our telephone number is (831) 426-5858. Our Company website is www.plantronics.com.

In the Investor Relations section of our website, we provide access free of charge, directly or through a link on our website, as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission, to the following filings: our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13 (a) or 15(d) of the Securities Exchange Act of 1934. In addition, documents regarding our corporate governance and the charters of the standing committees of our Board of Directors are also accessible in the Investor Relations section of our website.

MARKET INFORMATION

General Industry Background

Plantronics operates predominantly in the electronics industry and focuses on the design, manufacture, and distribution of headsets for business and consumer applications, and other specialty products for the hearing impaired. We develop enhanced communication products for offices and contact centers, mobile and cordless phones, and computers and gaming consoles. We offer our products under two brands – *Plantronics* and *Clarity*.

The proliferation of communications devices and the corresponding ubiquity of voice communications across many venues of people's daily lives make communications headsets a key driver of efficiency, ergonomic comfort, and safety for our users. Growing awareness of driver safety and impending or existing hands-free legislation mandating hands-free devices for telephonic communications while driving has led to increased headset adoption for mobile phone users. The increased adoption of new and existing technologies, such as UC, *Bluetooth*, Voice over Internet Protocol ("VoIP"), Digital Signal Processing ("DSP"), and Digital Enhanced Cordless Telecommunications ("DECT™"), each of which is described below, has contributed to increased demand for our headsets and audio solutions:

- *UC* is the integration of voice, data, and video-based communications systems enhanced with software applications and IP networks. It may include the integration of devices and media associated with a variety of business workflows and applications, including e-mail, instant messaging, presence, audio, video conferencing, and unified messaging. UC seeks to provide seamless connectivity and user experience for enterprise workers regardless of their location and environment, improving overall business efficiency and providing more effective collaboration among an increasingly distributed workforce.

- *Bluetooth* wireless technology is a short-range communications technology intended to replace the cables connecting portable and/or fixed devices while maintaining high levels of security. The key features of *Bluetooth* technology are ubiquitousness, low power, and low cost. The *Bluetooth* specification defines a uniform structure for a wide range of devices to connect and communicate with each other. *Bluetooth* technology has achieved global acceptance such that any *Bluetooth* enabled device, almost anywhere in the world, can connect to other *Bluetooth* enabled devices in proximity.

- *VoIP* is a technology that allows a person to communicate using a broadband Internet connection instead of a regular (or analog) telephone line. VoIP converts the voice signal into a digital signal that travels over the Internet or other packet-switched networks and then converts it back at the other end so that the caller can speak to anyone with another VoIP connection or a regular (or analog) phone line.

- *DSP* is a technology that delivers acoustic protection and optimal sound quality through noise reduction, echo cancellation, and other algorithms to improve both transmit and receive quality.

- *DECT* is a wireless communications technology that optimizes audio quality, lowers interference with other wireless devices, and is digitally encrypted for heightened call security.

The demand for headsets has generally grown over time for both business and consumer applications. The trend towards wireless products has been a significant factor in each of these markets but may be less so in the future, as we believe the pace of change from wired to wireless will likely decrease as the market continues to mature. Our business is sensitive to economic cycles, and we experienced a decrease in demand in fiscal year 2010 due to the global economic recession. In the second half of our fiscal year 2010, we began to experience a recovery in revenues, which has continued over the last three fiscal years; however, there can be no assurance that revenues will not decline in the future.

Solutions

UC solutions continue to represent our primary focus area. Our portfolio of solutions, which combines hardware with groundbreaking sensor technology and software functionality, provides the ability to reach people using the mode of communication that is most effective, on the device that is most convenient, and with control over when and how they can be reached. For example, the advanced sensor technology in our UC solutions can detect a user's presence, including proximity to the user's PC and whether the headset is being worn, and can share this information with others to make them aware of the user's presence and availability. Using this same technology, our solutions can automatically pause audio applications during an incoming call, change the default audio selection to the user's headset, and then answer the call; all of this is achieved without manual intervention. Finally, our solutions allow users to transition calls seamlessly between PCs, smartphones, tablets, and desk phones, without interruption in the conversation or loss in audio quality. We believe UC systems will become more commonly adopted by enterprises to reduce costs and improve collaboration, and we believe our solutions will be an important part of the UC environment through the offering of contextual intelligence.

As a commitment to our investment in UC solutions, we announced in the first quarter of fiscal year 2013 the Plantronics Developer Connection ("PDC"), which includes programming interfaces, technical resources, and discussion forums. The PDC serves as a community for software developers to connect with our technical staff and each other, and includes an emulator that allows context-rich applications to be rapidly developed even without a physical headset. We believe the PDC will continue to help developers to add contextual intelligence to existing applications. PDC partners have already developed applications that use incoming caller id and contextual information derived from sensors, and have combined contextual information with analytics.

Our products enhance communications by providing the following benefits:

- Sensor technology that allows calls to be answered automatically when the user attaches the headset, switches the audio from the headset to the mobile phone when the user removes the headset and, with some softphone applications, updates the user's presence
- Smarter working capability through seamless communications and high quality audio across a mobile device, desk phone, and PC, thereby allowing users to communicate more flexibly from a wide array of physical locations and be more productive when away from a traditional office environment
- A convenient means for connecting between various applications and voice networks, whether between land line and mobile phones, or between PC-based communications and other networks
- Better sound quality that provides clearer conversations on both ends of a call through a variety of features and technologies, including noise-canceling microphones, Digital Signal Processing ("DSP"), and more
- Wireless freedom allowing people to take and make calls as they move freely without cords or cables around their office or home, or easily from public to private space when privacy is required
- Multi-tasking benefits that allow people to use computers and mobile devices, including smartphones or other devices, while talking hands free
- UC integration of telephony, mobile technologies, cloud-based communications, and PC applications, and providing greater privacy than traditional speakerphones;
- Compliance with hands-free legislation and enhanced roadway safety by allowing users to have both hands free to drive while talking on a mobile phone
- Voice command and control that allow people to take advantage of voice dialing and/or other voice-based features to make communications and the human/electronic interface more natural and convenient
- Ergonomic relief from repetitive stress injuries and discomfort associated with placing a telephone handset between the shoulder and neck
- Greater comfort and convenience on longer-duration telephone calls

Markets and Product Categories

Our products are designed to meet the needs of specific markets and applications, such as offices (ranging from enterprise to home offices), contact centers, mobile devices (such as mobile phones and smartphones), computer and gaming, residential, and other specialty applications. These markets and applications are increasingly overlapping as work styles and lifestyles change, and people use devices for multiple applications such as communication, music, and video entertainment. We serve these markets through our product categories listed below.

Office and Contact Center ("OCC")

The office market comprises our largest revenue stream and we believe it also represents our largest revenue and profit growth opportunity. We offer a broad range of communications headsets, including high-end, ergonomically designed headsets, audio processors, and telephone systems. Our end-users consist of enterprise employees and small office, home office, and remote workers. Growth in this market comes from the following three main factors:

- Increasing deployment of UC solutions
- Employee turnover
- Growing awareness of the benefits of using headsets, including the benefits of wireless solutions

The contact center market is our most mature market, and we expect this market to grow slowly over the long-term. We expect that contact centers will also adopt UC to help improve productivity and reduce costs. We develop audio endpoints tailored specifically to UC, and as UC adoption continues to increase, we will continue to lead in new product performance by creating solutions that combine hardware and software for an improved customer experience.

Mobile

We believe the Mobile headset market will continue to grow as individuals use the technology for both communications and entertainment. The use of headsets with mobile phones has grown worldwide. Mobile represents a high volume market and is our second largest revenue stream. Use of headsets with mobile phones has grown due to factors such as continued Bluetooth technology adoption and hands-free legislation regarding the use of mobile phones while driving. In addition to the use of mono headsets typically used with mobile phones, the use of stereo Bluetooth technology has increased as well as individuals want to remain wireless without compromising on stereo sound quality. Our mono and stereo Bluetooth mobile headsets merge technological innovations with style, because we believe that style has become as important as functionality and technology in shaping consumers' purchasing decisions in the wearable technology space. While growth in the mobile headset market has slowed and continues to mature, we believe future growth will be driven primarily by demand for stereo Bluetooth technology.

Gaming and Computer Audio

Gaming and computer audio headsets, whether used for interactive on-line or console gaming, or switching between music and phone calls for multi-functional devices, represent an emerging market opportunity for us. We believe that a number of fundamental factors are likely to increase our customers' needs for PC-compatible headsets in the future, including the convergence of telephony and entertainment, Internet multimedia applications such as streaming audio and video, increasing use of softphones, gaming, and video conferencing. As devices providing these users' needs converge, our headsets need to be compatible with PCs, mobile phones, MP3 players, and various combinations of these. We believe our product development roadmaps address the convergence brought about by these needs and we are currently increasing our investment in this area to enable future growth.

Specialty Products

Our specialty products sold under the Clarity brand consist of products such as speakerphones, amplified captioned phones, amplified corded phones, personal listeners, and alarm clocks and are designed to address the unique needs of various consumer groups, one of which is the increasing number of people worldwide suffering from hearing loss. We offer a comprehensive range of communications products that serves customers with mild, moderate, and severe hearing loss, as well as the deaf community.

FOREIGN OPERATIONS

In fiscal years 2013, 2012 and 2011, net revenues outside the U.S. accounted for approximately 43%, 43%, and 41%, respectively, of our total net revenues. Revenues derived from foreign sales are generally subject to additional risks, such as fluctuations in exchange rates, increased tariffs, the imposition of other trade barriers, and potential currency restrictions. In fiscal year 2013, we continued to engage in hedging activities to limit our transaction and economic exposures, and to mitigate our exchange rate risks. We manage our economic exposure by hedging a portion of our anticipated Euro and Great Britain Pound denominated sales and our Mexican Peso denominated expenditures, which together constitute the most significant portion of our currency exposure. In addition, we manage our balance sheet exposure by hedging Euro, Great Britain Pound, and Australian Dollar denominated cash, accounts receivable, and accounts payable balances. Excess foreign currencies not required for local operations are converted into U.S. Dollars. While our existing hedges cover a certain amount of exposure for fiscal year 2014, any long-term weakening of the Euro and Great Britain Pound relative to the U.S. Dollar may have a material adverse impact on our financial results. See further discussion on our business risks associated with foreign operations under the risk titled, "*We are exposed to fluctuations in foreign currency exchange rates, which may adversely affect our revenues, gross profit, and profitability*" within Item 1A Risk Factors in this Form 10-K.

Further information regarding our foreign operations, as required by Item 101(d) of Regulation S-K, can be found in Note 18, *Geographic Information*, of our Notes to Consolidated Financial Statements in this Form 10-K.

COMPETITION

The market for our products is very competitive and some of our competitors have greater financial resources than us, as well as production, marketing, engineering and other capabilities to develop, manufacture, market, and sell their products.

One of our primary competitors is GN Netcom, a subsidiary of GN Store Nord A/S., a Danish telecommunications conglomerate that competes with us in the office, contact center, and mobile markets and, on a limited scale, in the gaming and computer audio market. In addition, Motorola, Samsung, LG, and Bose are significant competitors in the consumer mono *Bluetooth* headset market. Sennheiser Communications and Logitech are competitors in the computer, office, and contact center markets, while Beats and LG are competitors in the *Bluetooth* Stereo headset market. In addition, Turtle Beach, Skullcandy, and Razer are competitors in the gaming market.

We believe the principal factors to be successful and competitive in each of the markets we serve are as follows:

- Our understanding of emerging trends and new communication technologies, such as UC, and our ability to react quickly to the opportunities they provide
- Alliances and integration/compatibility with major UC vendors
- Our ability to bring products to market that deliver on performance, product design, style, comfort, features, sound quality, simplicity, price, and reliability
- Maintenance of our brand name recognition and reputation
- Superior customer service, support, and warranty terms
- Effective and efficient distribution channels that allow us to market and sell our solutions
- Increasing global reach

We believe that our products and our strategy enable us to compete based on these factors.

RESEARCH AND DEVELOPMENT

We believe the future success of our business depends upon our ability to enhance our existing products, develop compelling new and cost-effective products, have our products qualified by our technology partners and customers, successfully introduce these products to existing and new markets on a timely basis, and to commence and sustain volume production to meet customer demands.

During fiscal year 2013, we developed and introduced innovative products that enabled us to better address changing customer demands and emerging market trends. Our goal is to bring the right products to market at the right time and have best-in-class development processes.

Our core research and development focus in fiscal year 2014 will continue to be on UC, which will require incremental investments in firmware and software engineering to enhance the broad compatibility of our products with the enterprise systems into which they will be deployed and to develop value-added software applications for business users. The products we are developing require significant technological knowledge and might be protected by intellectual property rights. Separately or together, this technological knowledge and our intellectual property gives us a competitive advantage over competitors. We are continually striving to improve the efficiency of our development processes through, among other things, strategic architecting, common platforms, and increased use of software and test tools.

The success of new product introductions is dependent on a number of factors, including appropriate new product selection, timely completion and introduction to the market, cost-effective manufacturing, quality, acceptance of new technologies, and general market acceptance. See further discussion regarding our business risks associated with our manufacturers under the risk titled, *"Our business will be materially adversely affected if we are unable to develop, manufacture, and market new products in response to changing customer requirements and new technologies"* within Item 1A Risk Factors in this Form 10-K.

During fiscal years 2013, 2012 and 2011, we incurred approximately $80.4 million, $69.7 million, and $63.2 million, respectively, in research, development and engineering expenses. Historically, we have conducted most of our research, development and engineering with an in-house staff and the limited use of contractors. Key locations for our research, development and engineering staff are our facilities in the U.S., Mexico, China, and the United Kingdom.

SALES AND DISTRIBUTION

We maintain a worldwide sales force to provide ongoing customer support and service globally. To support our customers' needs, we have a well-established, multi-level distribution network in North America, Europe, China, Australia, Japan, and New Zealand, where use of our products is widespread. Our distribution channels in other regions are less mature, and while we primarily serve the contact center markets in those regions, we are expanding into the office, mobile, gaming and computer audio, and specialty telephone markets in those locations.

Our commercial distributors include technology and electronics distributors that operate globally, headset specialists, and national and regional wholesalers. The wholesalers typically offer a wide variety of products from multiple vendors to both resellers and end users. Our commercial distribution channel generally maintains inventory of our products. Our distribution of specialty products includes specialized distributors, retail, government programs, audiologists, and other health care professionals.

Our retail channel consists of both traditional and online consumer electronics retailers, consumer products retailers and office supply distributors, wireless carriers, catalog and mail order companies, and mass merchants. In some countries we use commissioned manufacturers' representatives to assist in selling through the retail channel. Our headsets are sold through retailers to corporate customers, small businesses, and to individuals who use them for a variety of personal and professional purposes. Revenues from this channel are seasonal, with our third fiscal quarter typically being the strongest quarter due to holiday seasonality.

We have a diverse group of customers located throughout the world. Our principal channel partners are distributors, retailers, carriers, and OEMs. Our commercial distributors and retailers represent our first and second largest sales channels in terms of net revenues, respectively. No customer accounted for more than 10% of our consolidated net revenues in fiscal years 2013, 2012 or 2011.

Our single and two tier distributors, resellers, system integrators, e-commerce partners, telephony, and computer equipment providers all resell our commercial headsets and end point products. Wireless carriers, retailers, and e-commerce partners also sell our consumer headsets as Plantronics-branded products and in some cases, in their private label packaging. Carriers purchase headset products from us for use by their own agents and in some cases, also offer headsets to their customers.

Computer OEMs include both manufacturers of computer hardware (including PCs and specialized components and accessories for PCs) and software. Most computer OEMs look for manufacturers such as Plantronics to supply headsets that can be used with their products. We supply certain headsets to computer OEMs, particularly for use in UC systems.

We also make direct sales as a General Services Administration ("GSA") contractor to certain government agencies in the U.S. These sales did not comprise a significant portion of our net revenues in fiscal years 2013, 2012 or 2011.

In addition, certain distributors are authorized resellers under a GSA schedule price list and sell our products to government customers pursuant to that agreement.

We have also established strong UC partnerships with leading providers of UC software solutions, and these partnerships enhance the sales and distribution of our products to large enterprises deploying UC solutions. In some cases, these partners also resell our solutions to customers as part of a broader communications solution.

Our products may also be purchased directly from our website at www.plantronics.com.

We continue to evaluate our logistics processes and implement new strategies to further reduce our transportation costs and improve lead-times to customers. Currently, we have distribution centers in the following locations:

- Tijuana, Mexico, which provides logistics services for products destined for customers in the U.S., Canada, Asia Pacific, and Latin America regions
- Prague, Czech Republic, which provides logistics services for products shipped to customers in our Europe and Africa regions
- Suzhou, China, which provides logistics services for products shipped to customers in Mainland China
- Melbourne, Australia, which provides logistics services for products shipped to the retail channel in Australia and New Zealand
- Sao Paulo, Brazil, which provides logistics services for products shipped to customers in Brazil
- Tokyo, Japan, which provides logistics services for products shipped to customers in Japan

With respect to the above locations, we use third party warehouses in the Czech Republic, Australia, Brazil, and Japan. We operate all other warehouse facilities.

BACKLOG

Our backlog of unfilled orders was $36.0 million and $26.8 million at March 31, 2013 and March 31, 2012, respectively. We include all purchase orders scheduled for future delivery in backlog. We have a “book and ship” business model whereby we fulfill the majority of orders within 48 hours of receipt of the order and as such, our net revenues in any fiscal year depend primarily on orders booked and shipped in that year. In addition, our backlog is occasionally subject to cancellation or rescheduling by the customer on short notice with little or no penalty. Therefore, there is a lack of meaningful correlation between backlog at the end of a fiscal year and the following fiscal year's net revenues. Similarly, there is a lack of meaningful correlation between year-over-year changes in backlog as compared with year-over-year changes in net revenues. As a result, we believe that backlog information is not material to an understanding of our overall business.

MANUFACTURING AND SOURCES OF MATERIALS

Manufacturing operations consist primarily of assembly and testing, both of which are performed in our manufacturing facility in Tijuana, Mexico. We outsource the manufacturing of our *Bluetooth* products to third party manufacturers in China. We also outsource the manufacturing of a limited number of our other products to third parties, typically in China and other countries in Asia. See further discussion on our business risks associated with our manufacturers under the risk titled, "*We depend on original design manufacturers and contract manufacturers who may not have adequate capacity to fulfill our needs or may not meet our quality and delivery objectives, which could have an adverse effect on our business*" within Item 1A Risk Factors in this Annual Report on Form 10-K.

We purchase the components for our products primarily from suppliers in Asia, Mexico, the U.S., and Europe, including proprietary semi-custom integrated circuits, amplifier boards, and other electrical components. The majority of the components and sub-assemblies used in our manufacturing operations are obtained, or are reasonably available, from dual-source suppliers, although we do have a number of sole-source suppliers.

We procure materials to meet forecasted customer requirements. Special products and certain large orders are quoted for delivery after receipt of orders at specific lead times. We maintain minimum levels of finished goods based on market demand, in addition to inventories of raw materials, work in process, sub-assemblies, and components. In addition, a substantial portion of the raw materials, components, and sub-assemblies used in our products are provided by our suppliers on a consignment basis. Refer to "Off Balance Sheet Arrangements" in this Annual Report on Form 10-K for additional details regarding consigned inventories. We write-down inventory items determined to be either excess or obsolete to their net realizable value.

ENVIRONMENTAL MATTERS

We are required to comply and are currently in compliance with the European Union ("EU") and other Directives on the Restrictions of the use of Certain Hazardous Substances in Electrical and Electronic Equipment ("RoHS") and on Waste Electrical and Electronic Equipment ("WEEE") requirements. Additionally, we believe we are compliant with the RoHS initiatives in China and Korea.

We are subject to various federal, state, local, and foreign environmental laws and regulations, including those governing the use, discharge, and disposal of hazardous substances in the ordinary course of our manufacturing process. We believe that our current manufacturing and other operations comply in all material respects with applicable environmental laws and regulations; however, it is possible that future environmental legislation may be enacted or current environmental legislation may be interpreted to create an environmental liability with respect to our facilities, operations, or products. See further discussion on our business risks associated with environmental legislation under the risk titled, "*We are subject to environmental laws and regulations that expose us to a number of risks and could result in significant liabilities and costs*" within Item 1A Risk Factors of this Form 10-K.

INTELLECTUAL PROPERTY

We maintain a program of seeking patent protection for our technologies when we believe it is commercially appropriate. As of March 31, 2013, we had approximately 600 worldwide patents in force, expiring between calendar years 2013 and 2038.

We intend to continue seeking patents on our inventions when commercially appropriate. Our success will depend in part on our ability to obtain patents and preserve other intellectual property rights covering the design and operation of our products. See further discussion on our business risks associated with our intellectual property under the risk titled, *"Our intellectual property rights could be infringed on by others, and we may infringe on the intellectual property rights of others resulting in claims or lawsuits. Even if we prevail, claims and lawsuits are costly and time consuming to pursue or defend and may divert management's time from our business"* within Item 1A Risk Factors of this Form 10-K.

We own trademark registrations in the U.S. and a number of other countries with respect to the Plantronics and Clarity trademarks, as well as the names of many of our products and product features. We currently have pending U.S. and foreign trademark applications in connection with certain new products and product features. We also attempt to protect our trade secrets and other proprietary information through comprehensive security measures, including agreements with customers and suppliers, and proprietary information agreements with employees and consultants. We may seek copyright protection where we believe it is applicable. We own a number of domain name registrations and intend to seek more as appropriate. There can be no assurance that our existing or future copyright registrations, trademarks, trade secrets, or domain names will be of sufficient scope or strength or provide meaningful protection or any commercial advantage to us.

EMPLOYEES

On March 31, 2013, we employed approximately 3,400 people worldwide, including approximately 2,300 employees at our manufacturing facility in Tijuana, Mexico. To our knowledge, no employees are currently covered by collective bargaining agreements.

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth in the table below is certain information regarding the executive team of Plantronics:

NAME	AGE	POSITION
Ken Kannappan *	53	President and Chief Executive Officer (presently on leave of absence)
Pamela Strayer *	44	Senior Vice President and Chief Financial Officer and Acting Interim Chief Executive Officer
Joe Burton *	48	Senior Vice President of Engineering and Development and Chief Technology Officer
Alejandro Bustamante	57	Senior Vice President, Worldwide Operations
Don Houston *	59	Senior Vice President, Sales
Susan Lovegren	52	Senior Vice President, Human Resources
Barry Margerum	61	Chief Strategy Officer
Marilyn Mersereau	59	Senior Vice President, Marketing and Chief Marketing Officer
Renee Niemi *	48	Senior Vice President, Communication Solutions
Carsten Trads	58	President, Clarity Division
Philip Vanhoutte *	57	Managing Director, Europe and Africa

* *Executive is also considered an Executive Officer as defined under Regulation S-K Item 401(b).*

Mr. Kannappan joined Plantronics in 1995 as Vice President of Sales and was promoted to various positions prior to being named President and Chief Operating Officer in March 1998. In January 1999, he was promoted to Chief Executive Officer and has been a member of our Board of Directors since that date. Mr. Kannappan currently serves as Chairman of the Board of Directors at Mattson Technology, Inc., a supplier of advanced process equipment for the semiconductor industry. Mr. Kannappan has a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration from Stanford University.

On April 14, 2013, Mr. Kannappan commenced a temporary medical leave of absence to address a treatable form of cancer. Mr. Kannappan is expected to be on leave for approximately four months and during this time, he will stay involved in directing the Company to the extent practical and will remain a member of the Board of Directors. The Company's Senior Vice President & Chief Financial Officer, Pamela Strayer, will serve as the acting Interim Chief Executive Officer during Mr. Kannappan's absence.

Ms. Strayer joined Plantronics in July 2012 as Senior Vice President and Chief Financial Officer and is responsible for all aspects of the Company's financial management, in addition to managing the information technology, legal, and investor relations organizations. Prior to joining Plantronics, from 2005 to 2012, Ms. Strayer held senior financial management roles at Autodesk, Inc., a world leading software design and services company. Most recently, Ms. Strayer served as Autodesk's Vice President of Finance, Corporate Controller, and Principal Accounting Officer, where she was responsible for establishing a long-term strategy for the corporate controller organization and managing a global team responsible for SEC reporting and compliance, the financial close process, revenue accounting, credit and collections, mergers and acquisitions finance, and payroll. Prior to Autodesk, from 2000 until the company was acquired in 2005, Ms. Strayer held senior finance positions at Epiphany, Inc., a company that developed customer relationship management software. Earlier in her career, Ms. Strayer worked for Informix Software, Inc., a developer of database software for computers, and in audit services at KPMG, LLP. Ms. Strayer holds a bachelor's degree in Business Administration from The Ohio State University and is a California licensed Certified Public Accountant.

Mr. Burton joined Plantronics in 2011 as Senior Vice President of Engineering and Development and Chief Technology Officer. Prior to joining Plantronics, Mr. Burton held various executive management, engineering leadership, strategy, and architecture-level positions. From October 2010 to May 2011, Mr. Burton was employed by Polycom, Inc., a global provider of unified communications solutions for telepresence, video and voice, most recently as Executive Vice President, Chief Strategy and Technology Officer and, for a period of time, as General Manager, Service Provider concurrently with his technology leadership role. From 2001 to 2010, Mr. Burton was employed by Cisco Systems, Inc., a global provider of networking equipment, and served in various roles with increasing responsibility including Vice President and Chief Technology Officer for Unified Communications and Vice President, SaaS Platform Engineering, Collaboration Software Group. He holds a Bachelor of Science degree in Computer Information Systems from Excelsior College (formerly Regents College) and attended the Stanford Executive Program.

Mr. Bustamante joined Plantronics in July 1994 as President of Plantronics Mexico. In June 2012, Mr. Bustamante was promoted to Senior Vice President of Worldwide Operations and is responsible for leading Plantronics' operations and supply chain across both commercial and retail sectors. Prior to joining Plantronics, from 1991 to 1994, Mr. Bustamante held several key executive positions in operations management at Matrix Aeronautica, a joint venture between Mexico and Hong Kong, to repair and overhaul commercial aircraft. From 1986 to 1991, Mr. Bustamante served as Executive Vice President of Offshore Factories, a shelter operation that provided support for foreign companies to set up manufacturing operations in Mexico. Mr. Bustamante holds a Bachelor of Science degree from La Salle University in Mexico City and a Master of Business Administration from Pepperdine University.

Mr. Houston joined Plantronics in 1996 as Vice President of Sales and was promoted to Senior Vice President of Sales in 1998. From 1995 through 1996, Mr. Houston served as Vice President of Worldwide Sales for Proxima Corporation, a designer, developer, manufacturer, and marketer of multi-media projection products. From 1985 to 1995, Mr. Houston held various management positions at Calcomp, Inc., a company engaged in the business of manufacturing computer peripherals for the CAD and graphic market. Prior to 1985, Mr. Houston held various sales and marketing management positions with IBM Corporation. Mr. Houston graduated from the University of Arizona with a Bachelor of Science degree in Business/Marketing.

Ms. Lovegren joined Plantronics in 2013 as Senior Vice President of Human Resources. Prior to joining Plantronics, from 2006 to 2013, Ms. Lovegren was employed by Juniper Networks, a global provider of networking equipment and software. At Juniper Networks, from 2008 to 2013, Ms. Lovegren served as Corporate Vice President, Business Aligned Human Resources, Predictive Analytics and Global Access HR Organization, and from 2006 to 2008, she served as Senior Director, Human Resources. Prior to her employment at Juniper Networks, Ms. Lovegren served in various roles in human resources management at Agilent Technologies and Hewlett-Packard. Ms. Lovegren has a Bachelor of Arts degree in Communications from San Jose State University and a Master of Science degree in Human Resources Management from Golden Gate University.

Mr. Margerum joined Plantronics in 1994 as Vice President of Marketing and was promoted in 1996 to President and General Manager of the Computer and Mobile Systems Group. In 1997, he left Plantronics to become President and CEO of Euphonix, Inc., a public company in the high-end audio equipment space. In 2000, he re-joined Plantronics and in 2004, became Vice President of Strategy and Business Development, and was named Chief Strategy Officer in 2008. Prior to joining Plantronics, from 1989 to 1994, Mr. Margerum was CEO of MITEM Corporation, a middleware software company serving the healthcare industry. From 1980 to 1989, he held a variety of marketing and sales positions, including Vice President of Marketing for GRiD Systems Corporation, a laptop computer manufacturer. Mr. Margerum also serves on the Board of Directors of MITEM Corporation. Mr. Margerum holds a Bachelor of Science in Engineering from Princeton University and a Master of Business Administration from Stanford University.

Ms. Mersereau joined Plantronics in April 2012 as Senior Vice President, Marketing and Chief Marketing Officer. Prior to joining Plantronics, from November 2011 to February 2012, Ms. Mersereau served as Chief Marketing Officer and Senior Vice President of C3 Energy Network, a provider of energy management software solutions. From 2002 to 2011, at Cisco Systems, Inc., a global provider of networking equipment, Ms. Mersereau served in various roles of increasing responsibility including Senior Vice President of Corporate Marketing. Earlier in her career, Ms. Mersereau served in various senior marketing roles at IBM, Coca-Cola, Wendy's, and Burger King International. Ms. Mersereau holds a Bachelor of Arts degree from the University of Western Ontario.

Ms. Niemi joined Plantronics in 2005 as Vice President and General Manager, Mobile and Entertainment. In 2009, she was promoted to Senior Vice President, Communications Solutions. Prior to joining Plantronics, Ms. Niemi held senior positions with companies such as Visto Corporation, Mobilesys, Inc., Xircom, and NEC Technologies, and was most recently at Danger, Inc. Ms. Niemi graduated from Santa Clara University with a Bachelor of Science degree in Electrical Engineering. She also earned a certificate in General Management for High Technology from Stanford University's IEEE Joint Program.

Mr. Trads joined Clarity (formerly Walker-Ameriphone) in 2003 as President. Prior to joining Plantronics, from 1994 to 1998, Mr. Trads served as a Senior Vice President at GN Resound. From 1998 to 2003, Mr. Trads served as President of GN Resounds' North American operation. From 1991 to 1994, Mr. Trads was Vice President of Sales and Marketing for Dancall Radio A/S, a manufacturer of cell phones and cordless phones. Mr. Trads holds a degree in Business Administration and Management from the Copenhagen Business School in Denmark.

Mr. Vanhoutte joined Plantronics in 2003 as Managing Director of Europe, Middle East, and Africa ("EMEA"). Effective for fiscal year 2013, Mr. Vanhoutte served as Managing Director of Europe and Africa. Prior to joining Plantronics, from 2001 to 2003, Mr. Vanhoutte served as Corporate Vice President of Marketing at Sony Ericsson Mobile Communications. In 2001, he served as Vice President of Strategic Market Development at Ericsson's Personal Communications Division. From 1998 until 2000, he served as Senior Vice President of Products, Marketing and Sales at MCI WorldCom's International Division in London. Mr. Vanhoutte held various management positions at Dell Computer Corporation and Nokia Data, which was merged into Fujitsu-ICL Systems Inc. Mr. Vanhoutte studied Applied Economics and Engineering at the University of Leuven, Belgium.

Executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors and executive officers of Plantronics.

ITEM 1A. RISK FACTORS

You should carefully consider the following risk factors in connection with any investment in our stock. Our stock price will reflect the performance of our business relative to, among other things, our competition, expectations of securities analysts or investors, and general economic market conditions and industry conditions. Our business, financial condition, and results of operations could be materially adversely affected if any of the following risks occur. Accordingly, the trading price of our stock could decline, and investors could lose all or part of their investment.

Adverse or uncertain economic conditions may materially adversely affect us.

Our operations and performance are dependent on worldwide economic conditions. Uncertainty regarding future economic conditions makes it more challenging for us to forecast operating results, make business decisions, and identify the risks that may affect our business, sources and uses of cash, financial condition, and results of operations. Global economic concerns, such as the uncertain and slow pace of economic recovery or growth worldwide and the continued economic downturn in certain regions of Europe and the Asia Pacific region, have increased uncertainty and unpredictability for our business as consumers and businesses postpone or forego spending, increasing risk to our future outlook. A global economic downturn, inconsistent or declining business hiring, a recurrence of recession in the U.S. or a more severe downturn in Europe, whether short-term or prolonged, may result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies, increased price competition, and customer and supplier bankruptcies.

Replacement cycles of our Office and Contact Center ("OCC") headset products, in particular, are impacted by lower voluntary employee turnover as new headset demand is typically created when employees change employers and transition to new job opportunities. In the current economic environment, post-recession inconsistent domestic and international business hiring has perpetuated employee reluctance to change jobs and limits the opportunities for unemployed workers to reenter the workforce. As a consequence, voluntary employee turnover rates remain below historic non-recessionary levels which, therefore, impedes sales of our OCC headsets.

Financial institutions continue to experience significant market pressure and increasing regulatory scrutiny in connection with a variety of factors and events, including lenders' exposure to the sovereign debt of countries like Greece, Italy, Spain, Cyprus, Portugal and failures of financial services institutions and low liquidity levels. As a result of the pressure and regulatory scrutiny, lenders may be more likely to further consolidate, cease to do business, or be required to meet increased compulsory capitalization thresholds, any of which could result in further tightening of the credit markets, a low level of liquidity in many financial markets, and increased volatility in fixed income, credit, currency, and equity markets. There could be a number of negative effects on our business, including impaired credit availability, increased financial instability and cautionary spending practices of our customers, suppliers, distributors, and other sales channel sources. Any of these events could harm our business, results of operations, and financial condition.

In August 2011, Congress enacted the Budget Control Act of 2011 ("BCA"), committing the U.S. government to significantly reduce the federal deficit over ten years. The BCA contains provisions commonly referred to as "sequestration", which call for substantial, unspecified automatic spending cuts split between defense and non-defense programs that may continue for a period of ten years. In January 2013, Congress enacted the American Taxpayer Relief Act of 2012, which temporarily postponed enactment of the sequestration provisions for approximately two months. The sequestration cuts went into effect at the beginning of March 2013 and the impact of the spending reductions have only recently begun to spread through the economy. Likewise, various European governments have implemented or intend to implement austerity measures intended to reduce government spending, which has, and in the future, will likely reduce demand for our products directly by affected governmental agencies and by our customers who derive all or a portion of their revenues from these governmental agencies. We cannot currently predict the impact of governmental spending reductions on us or our customers or whether and to what extent our business and results of operations may be adversely harmed.

Further, fluctuations in foreign currency exchange rates may impact our revenues and profitability because we report our financial statements in U.S. Dollars ("USD"), whereas a significant portion of our sales to customers are transacted in other currencies, particularly the Euro and the Great Britain Pound ("GBP"). We hedge a portion of our Euro and GBP forecasted revenue exposure for the future, typically over a twelve month period. We can offer no assurance that such strategies will be effective in minimizing our exposure. If the Euro and GBP fall against the USD, our revenues, gross profit, and profitability in the future could be negatively affected. See also our risk titled, "*We are exposed to fluctuations in foreign currency exchange rates which may adversely affect our revenues, gross profit, and profitability.*"

Our operating results are difficult to predict, and fluctuations may cause volatility in the trading price of our common stock.

Given the nature of the markets in which we compete, our revenues and profitability are difficult to predict for many reasons, including the following:

- Our operating results are highly dependent on the volume and timing of orders received during the quarter. Customers generally order on an as-needed basis, and we typically do not obtain firm, long-term purchase commitments from them, making forecasting difficult. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter, which fluctuate for many reasons beyond our control, including customers' sales promotions and campaigns, large customer deployments of Unified Communications ("UC") infrastructure, general economic conditions, seasonality, customer cancellations and rescheduling, and fluctuating employment opportunities that increase or reduce employee turnover and, thereby, new headset needs.

- Our gross margins can vary for a number of reasons, including customer demand, competition, product life cycle, new product introductions, unit volumes, commodity and supply chain costs, geographic sales mix, foreign currency exchange rates, and the complexity and functionality of new product innovations. Moreover, there are significant variances in gross profit percentages between our higher and lower margin products such that small variations in product mix, which can be difficult to predict, can materially impact gross profit. Additionally, if we are unable to timely introduce new products within projected costs, product demand is less than anticipated, there are product pricing, marketing and other initiatives by our competitors to which we need to react or that are initiated by us to drive sales that lower our margins, then our overall gross margin will decrease. Our gross margins also vary significantly by sales geography and customer type. When the mix of products sold shifts from higher margin product lines to lower margin product lines, to lower margin sales geographies, or to lower margin products within product lines, our overall gross margins and our profitability may be adversely affected and create unanticipated fluctuations in our operating results, which may cause volatility in the price of our common stock.

- We incur a large portion of our costs in advance of customer orders because we must plan research and production, order materials and components, commence manufacturing, incur sales and marketing expenditures, and other operating commitments prior to obtaining firm commitments from our customers. In the event inventories for one or more products exceed demand, the risk of inventory write-downs increases. Conversely, in the event we have inadequate inventory to timely meet the demand for particular products, we may miss significant revenue opportunities or incur significant expenses such as air freight, costs for expediting shipments, and other negative variances in our manufacturing processes as we attempt to make up for the shortfall. When a significant portion of our revenue is derived from new products, forecasting appropriate volumes of production is even more difficult.

- Increasingly, we are incorporating software features and functionalities into our products, offering firmware and software fixes, updates and upgrades electronically over the Internet and developing standalone software applications. Rules and policies regarding revenue recognition in connection with software are determined by regulations promulgated by national accounting standards bodies and the U.S. Securities and Exchange Commission ("SEC"). As the nature and extent of software integration in our products increases or if sales of standalone software applications become more material to our revenues, the way we report our revenue related to our products could be significantly affected by these rules and policies. For example, we could be required to recognize revenue in connection with headset sales over an extended period of time instead of at the time of sale as we have done traditionally. Moreover, the software revenue recognition rules are complex and dynamic. If we fail to accurately apply these complex rules and policies to our business, we may incorrectly report revenues in one or more quarterly or annual periods. If this were to occur and the error were to be material, we may be required to restate our financial statements, which could materially, negatively impact our results for the affected periods, cause our stock price to decline, and result in securities class actions or other similar litigation.

Fluctuations in our operating results, including the failure to meet our expectations or the expectations of financial analysts, may cause volatility, including material decreases, in the trading price of our common stock.

The success of our business depends heavily on our ability to effectively market our UC products, and our business could be materially adversely affected if markets do not develop as we expect.

Our OCC products represent our largest source of revenue. We believe that our greatest long-term opportunity for revenue and profit growth in the OCC market and overall is in the UC office market, and our foremost strategic objective is to increase headset adoption. We continue to invest in the development of new products and to enhance existing products to be more appealing in functionality and design for the UC market. In addition, in 2012 we introduced our developer community, Plantronics Developer Connection (the "PDC"), to enable third party developers to utilize the functionality of our UC portfolio in their product offerings. However, it remains unclear if the PDC will successfully generate sufficient third party developer interest in new or unique uses for our UC products to expand the rate or extent of their adoption. We also target certain vertical segments to increase sales. We continue to believe that the implementation of UC technologies by large enterprises will be a significant long-term driver of enterprise UC headset adoption, and, as a result, a key long-term driver of revenue and product growth; however, we can give no assurance that significant growth in UC will occur or that we will be able to take advantage of any growth that does occur.

Our ability to realize our UC plans and to achieve the financial results projected to arise from UC adoption could be adversely affected by a number of factors, including the following:

- As UC becomes more widely adopted, the risk that competitors will offer solutions that will effectively commoditize our headsets, which, in turn, will reduce the sales prices for our headsets.

- Our plans are dependent upon the market success of major platform providers and strategic partners such as Microsoft Corporation, Cisco Systems, Inc., Avaya, Inc., Alcatel-Lucent, and IBM, and we have limited ability to influence such providers with respect to the functionality of their platforms and product offerings, their rate of deployment, and their willingness to integrate their platforms and product offerings with our solutions.

- The development of UC solutions is technically complex and may delay or limit our ability to introduce solutions that are cost effective, feature-rich, stable, and attractive to our customers on a timely basis.

- Our development of UC solutions is dependent on our ability to implement and execute new and different processes in connection with the design, development, and manufacturing of complex electronic systems composed of hardware, firmware, and software that must work in a wide variety of environments and multiple variations, which in some instances may increase the risk of development delays or errors and require the hiring of new personnel and/or third party contractors at increased cost.

- Because UC offerings involve complex integration of hardware and software with UC infrastructure, our sales model and expertise will need to continue to evolve. If we fail to anticipate or effectively implement changes in our sales model or channel our selling techniques and efforts at the primary UC decision makers within enterprises, our ability to maintain and grow our share of the UC market may be adversely impacted.

- Competition for market share is anticipated to increase, and some competitors may have superior technical and economic resources.

- UC solutions may not be adopted with the breadth and speed in the marketplace that we currently anticipate and sales cycles for more complex UC deployments may substantially increase over our traditional OCC products.

- UC may evolve rapidly and unpredictably and our inability to timely and cost-effectively adapt to those changes and future requirements may impact our profitability in this market and our overall margins.

Because the major providers of UC software utilize complex and proprietary platforms in which our UC products will be integrated, it is necessary to expand our technical support capabilities. This expansion will result in additional expenses to hire and train the personnel and develop the infrastructure necessary to adequately serve our UC customers. Our support expenditures may substantially increase over time as these platforms evolve and as UC becomes more commonly adopted.

If our investments in, and strategic focus on, UC does not generate incremental revenue, our business, financial condition, and results of operations could be materially adversely affected.

The failure of our suppliers to provide quality components or services in a timely manner could adversely affect our results of operations.

Our growth and ability to meet customer demand depends in part on our ability to timely obtain sufficient quantities of raw materials, components, sub-assemblies, and products of acceptable quality from our suppliers. We buy raw materials, components, and sub-assemblies from a variety of suppliers and assemble them into finished products. In addition, certain of our components and products are manufactured for us by third party suppliers. The cost, quality, and availability of such goods are essential to the successful production and sale of our products. Obtaining raw materials, components, sub-assemblies, and finished products entails various risks, including the following:

- Rapid increases in production levels to meet unanticipated demand for our products could result in higher costs for components and sub-assemblies, increased expenditures for freight to expedite delivery of required materials, and higher overtime costs and other expenses, which could reduce our profit margins. Further, if production is increased rapidly, manufacturing yields may decrease, which may also reduce our margins.

- We obtain certain raw materials, sub-assemblies, components, and products from certain suppliers, including a majority of our *Bluetooth* products from GoerTek, Inc. Alternate sources for these items may not be readily available or at acceptable prices. Any failure of GoerTek or our other suppliers to remain in business, provide us with the quantity of components or products that we need or purchase the raw materials, subcomponents and parts of acceptable quality required to produce and provide the components or products we need could, among other things, delay our ability to meet demand for our products or require us to incur additional costs to obtain components from other suppliers, if alternative sources are available at all.

- Although we generally use standard raw materials, parts, and components for our products, the high development costs associated with existing and emerging wireless and other technologies may require us to work with a single source of silicon chips, chip-sets, or other components or materials ("components or materials") on any particular product. We, or any of our suppliers, may experience challenges in designing, developing, and manufacturing components or materials using these new technologies, which could affect our ability to meet market schedules. Our suppliers may decide for commercial reasons to discontinue components or materials that we have designed into our products or may cease doing business completely due to adverse economic conditions or otherwise. Due to our dependence on single suppliers for certain components or materials, if our suppliers cease making the components or materials we use or cannot meet our demand, we could experience higher prices, a delay in manufacturing of the components or materials, be forced to redesign or end of life products, make large last-time buys which are held in inventory for extended periods of time or be unable to meet customer demand. If this occurs, our business, financial condition, and results of operations could be materially adversely affected.

- Because of the lead times required to obtain certain raw materials, sub-assemblies, components, and products from certain suppliers, we may be unable to react quickly to changes in demand, potentially resulting in either (i) excess inventories of such goods or materials, sub-assemblies, or components, or (ii) product shortages. Lead times are particularly long for silicon-based components incorporating radio frequency and digital signal processing technologies and such components make up an increasingly larger portion of our product costs. In particular, many consumer product orders have shorter lead times than component lead times, making it increasingly necessary to carry more inventory in anticipation of orders, which may not materialize. Failure to synchronize the timing of purchases of raw materials, sub-assemblies, components, and products to meet demand could increase our inventories and/or decrease our revenues and could materially adversely affect our business, financial condition, and results of operations.

- Prices for commodities may rise based on demands from within our industry and other industries with which we compete for raw materials and components. Additionally, if our suppliers experience increased demand or shortages, it could affect the timeliness of deliveries to us and our customers. Any such shortages or further increases in prices could materially adversely affect our business, financial condition, and results of operations.

- As part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC adopted disclosure requirements regarding the use of certain minerals, known as conflict minerals, which are mined from the Democratic Republic of Congo and adjoining countries, as well as procedures regarding a manufacturer's efforts to identify and prevent the sourcing of such minerals and metals produced from those minerals. The disclosure requirements became effective for calendar year 2013. The implementation of these requirements could affect the sourcing and availability of metals used in the manufacture of a limited number of parts contained in our products. For example, the implementation of these disclosure requirements may decrease the number of suppliers capable of supplying our needs for certain metals, thereby negatively affecting our ability to obtain products in sufficient quantities or at competitive prices. Our material sourcing is broad based and multi-tiered, and we may be unable to conclusively verify the origins for all metals used in our products. We may suffer financial and reputational harm if customers require, and we are unable to deliver, certification that our products are conflict free. Regardless, we will incur additional costs associated with compliance with these disclosure requirements, including time-consuming and costly efforts to determine the source of any conflict minerals used in our products.

If we fail to forecast demand for our products or successfully match production to demand, we may lose business, become obligated to purchase consigned inventory, or our gross margins could be materially adversely affected.

Our industry is characterized by rapid technological changes, evolving industry standards, frequent new product introductions, short-term customer commitments and changes in demand. Production levels are forecasted based on anticipated and actual demand for our products. Actual demand for our products depends on many factors, which makes it difficult to forecast. It is particularly difficult to make accurate forecasts because of the uncertainties inherent in global and regional economies. Significant unanticipated fluctuations in product supply or demand could cause operating problems. For example, if forecasted demand does not develop, we could have excess inventory and capacity. We have experienced differences between actual and forecasted demand in the past and expect differences to arise in the future.

We will lose opportunities to increase revenues and profits, may incur penalties for late delivery, and may be unable to later sell the excess inventory if we are unable to timely deliver products to meet the market window of our retail customers. Conversely, over-forecast of demand could result in higher inventories of finished products, components, and sub-assemblies. For example, because our retail business has pronounced seasonality, we typically build inventory well in advance of the December quarter to stock up for the anticipated demand. If we are unable to sell these inventories, we may have to write off some or all of our inventories of excess products, unusable components, and sub-assemblies.

Moreover, a substantial portion of the raw materials, components, and subassemblies used in our products are provided by our suppliers on a consignment basis. As such, we do not take possession of and title to the raw materials, components and subassemblies until they are consumed in the production process. Prior to consumption in the production process, title and risk of loss to consigned inventory remains solely with the suppliers. Consigned inventory not consumed in the production process is returnable to our suppliers in accordance with the terms of our agreements with them. If we purchase all or a material portion of the materials and components consigned by our suppliers, we could incur unanticipated expenses, including write-downs for excess and obsolete inventory, which, if material, could negatively affect our business and financial results.

In addition, some of our products utilize long-lead time parts, which are only available from a limited set of vendors. The combined effects of variability of demand from our customers with long-lead time of single sourced materials has in the past contributed to inventory write-downs, particularly for our consumer products.

Furthermore, suppliers may choose to discontinue supplying raw materials or manufacturing one or more components or subassemblies essential to our products, which may be difficult, time-consuming, or costly to replace. In certain instances, we may choose to purchase large quantities of the raw materials, components, or subassemblies being discontinued as part of a last-time buy strategy. For example, we have periodically made last-time purchases in excess of our short-term needs, which are included in inventory and used over a period of several years. We routinely review inventory for usage potential, including fulfillment of customer warranty obligations and spare part requirements, and we write down to the lower of cost or market value the excess and obsolete inventory, which may have an adverse effect on our results of operations.

From time to time, we or our competitors may announce new products, capabilities, or technologies that may replace or shorten the life cycles of our products or cause customers to defer or stop purchasing our products until new products become available. Additionally, the announcement of new products may incite customers to increase purchases of successful legacy products as part of a last-time buy strategy, thereby increasing sales in the short-term while decreasing future sales by delaying adoption of new products. These inherent risks of transitioning to new products increase the difficulty of accurately forecasting demand for discontinued products as well as demand and acceptance for new products. Accordingly, we must effectively manage inventory levels to have an adequate supply of the new product and avoid retention of excess legacy product; however, we must also concurrently maintain sufficient levels of older product inventory to support continued sales during the transition. Our failure to effectively manage transitions from old to new products could result in inventory obsolescence, and/or loss of revenue and associated gross profit, which may further result in one or more material adverse effects on our revenues and profitability.

Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Prices of certain raw materials, components, semiconductors, and sub-assemblies may rise depending upon global market conditions.

We have experienced volatility in costs from our suppliers, particularly in light of the price fluctuations of oil, gold, copper and other commodities, semiconductors, and other components and products in the U.S. and around the world. We expect to continue experiencing volatility, which could negatively affect our profitability or market share. Constraints in the availability of certain commodities originating from certain countries in and around the Democratic Republic of Congo or reduction of the number of suppliers that can certify that such commodities are conflict-free under the Dodd-Frank Wall Street Reform and Consumer Protection Act may exacerbate this volatility. If we are unable to pass cost increases on to our customers or to achieve operating efficiencies that offset these increases, our business, financial condition, and results of operations may be materially and adversely affected.

We have strong competitors and expect to face additional competition in the future. If we are unable to compete effectively, our results of operations may be adversely affected.

All of the markets for our products are intensely competitive. We face pressure on our selling prices, sales terms and conditions, and performance, technical, and feature enhancements from our competitors. Also, aggressive industry pricing practices may result in downward pressure on margins.

Currently, our single largest competitor is GN Store Nord A/S ("GN"), a Danish telecommunications conglomerate with whom we experience price competition in the OCC and consumer markets. We are also experiencing competition from consumer electronics companies that currently manufacture and sell mobile phones or computer peripheral equipment. These competitors generally are larger, offer broader product lines, bundle or integrate with other products' communications headset devices and adapters manufactured by them or others, offer products containing bases that are incompatible with our headset tops, and have substantially greater financial, marketing, and other resources.

Competitors in audio devices vary by product line. The most competitive product line is headsets for cell phones where we compete with GN's Jabra brand, Motorola, Samsung, Aliph's Jawbone brand, BlueAnt Wireless, Nokia, Bose, and Sony Ericsson, among many others. Many of these competitors have substantially greater resources than us, and each of them has established market positions in this business. In the UC and office and contact center markets, the largest competitors are GN, Sennheiser Communications, VXI and Logitech. For the entertainment and computer audio market, our primary competitors are Sennheiser and Logitech. Our product markets are intensely competitive, and market leadership changes frequently as a result of new products, designs, and pricing. We are facing additional competition from companies, principally located in the Asia Pacific region, which offer very low cost headset products including products that are modeled on or are direct copies of our products. These new competitors offer very low cost products, which results in pricing pressure in the market. If market prices are substantially reduced by new entrants into the headset market, our business, financial condition, or results of operations could be materially adversely affected.

If we do not distinguish our products, particularly our retail products, through distinctive, technologically advanced features and design, as well as continue to build and strengthen our brand recognition, our products may become commoditized and our business could be harmed. If we do not otherwise compete effectively, demand for our products could decline, our revenues and gross margins could decrease, we could lose market share, and our earnings could decline.

We also compete in the consumer market for the sale of our mobile, entertainment, gaming and computer audio, and Clarity products. The consumer market is highly competitive, characterized by relatively rapid product obsolescence, and we are at risk if we do not have the right products available at the right time to meet consumer needs. In addition, some of our competitors have significant brand recognition, thereby creating barriers to entry or making market share increases difficult and costly. Moreover, we sometimes experience more price-based competition that can result in significant losses and excess inventory.

If we are unable to stimulate growth in our business or if our expenditures to stimulate demand do not generate incremental profit, our business, financial condition, results of operations, and cash flows could suffer. In addition, failure to effectively market our products to customers could lead to lower and more volatile revenue and earnings, excess inventory, and the inability to recover associated development costs, any of which could also have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We depend on original design manufacturers and contract manufacturers who may not have adequate capacity to fulfill our needs or may not meet our quality and delivery objectives, which could have an adverse effect on our business.

Original design manufacturers and contract manufacturers produce key portions of our product lines, including, for example, GoerTek, Inc., which manufacturers the majority of our mono *Bluetooth* products. Our reliance on these original design manufacturers and contract manufacturers involves significant risks, including reduced control over quality and logistics management, the potential lack of adequate capacity and timely deliveries, unanticipated or inconveniently timed loss of services, and reduced flexibility to respond to changes specific to us or our industry. Financial instability of our manufacturers or contractors resulting from the global recession or otherwise could result in our having to find or transition manufacturing to new suppliers, which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue manufacturing our products for a variety of reasons. Consequently, if one or more original design manufacturers or contract manufacturers is unable or unwilling to meet our demand, delivery, or price requirements, our business and operating results in all or a portion of our product lines could be severely and materially affected in the event it is difficult, costly, or time-consuming to identify and ramp-up alternative manufacturers.

Our consumer business is volatile and failure to compete successfully in this business may have an adverse effect on our financial condition.

Our consumer business, which consists primarily of *Bluetooth* headsets, entertainment (stereo) and gaming and computer audio headsets, is highly competitive and presents many significant manufacturing, marketing and operational risks and uncertainties. The risks include the following:

- The global market for mono *Bluetooth* headsets is shrinking, which is at least partially attributable to increasing integration of *Bluetooth* systems into automobiles. The market for stereo *Bluetooth* headsets is growing rapidly, although it is dominated by lifestyle brands. Our market share has been and is significantly larger in the mono market than in the stereo market and it remains unclear whether we will be able to sufficiently increase share in the stereo market in order to continue growing in the overall market for *Bluetooth* headsets, which may be particularly difficult considering we do not offer a lifestyle brand.

- Reductions in the number of suppliers participating in the *Bluetooth* market, thereby reducing our sourcing options and potentially increasing our costs at a time when our ability to offset higher costs with corresponding product price increases is limited.

- Difficulties retaining or obtaining shelf space and maintaining a robust and compelling eCommerce presence for consumer products in our sales channel, particularly with large "brick and mortar" retailers and Internet "etailers" as the market for mono *Bluetooth* headsets continues to contract.

- The varying pace and scale of global economic recovery creates uncertainty and unpredictability about the demand for consumer products.

- Our ability to forecast global trends and thereafter timely meet the market windows for consumer products, particularly as it relates to our dependence on third parties to supply key components, many of which have longer lead times than commitments from some of our customers.

- Our ability to maintain insight into, and quickly respond to, sudden changes in laws or regulations before our competitors.

- Difficulties achieving or maintaining sufficient gross margin and uncertainties in the forecasting of demand for the variety of *Bluetooth* headsets, entertainment, gaming and computer audio headsets, and new products generally within this category for which relevant data is incomplete or unavailable.

- Competition may increase more than we expect and result in product pricing pressures.

Failure to compete successfully in the consumer business market may have an adverse effect on our business, results of operations, and financial condition.

We are exposed to fluctuations in foreign currency exchange rates, which may adversely affect our revenues, gross profit, and profitability.

Fluctuations in foreign currency exchange rates impact our revenues and profitability because we report our financial statements in USD, whereas a significant portion of our sales to customers are transacted in other currencies, particularly the Euro and the GBP. Furthermore, fluctuations in foreign currency rates impact our global pricing strategy, resulting in our lowering or raising selling prices in one or more currencies in order to avoid disparity with USD prices and to respond to currency-driven competitive pricing actions. Large or frequent fluctuations in foreign currency rates, coupled with the ease of identifying global price differences for our products via the Internet, increase the likelihood of unauthorized third party sales in varying countries, thereby undermining our established sales channels and operations. We also have significant manufacturing operations in Mexico and fluctuations in the Mexican Peso exchange rate can impact our gross profit and profitability. Additionally, the majority of our suppliers are located internationally, principally in Asia. Accordingly, volatile or sustained increases or decreases in exchange rates of Asian currencies may result in increased costs or reductions in the number of suppliers qualified to meet our standards.

Currency exchange rates are volatile, and although we hedge those exposures we deem material, changes in exchange rates may nonetheless still have a negative impact on our financial results. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

We hedge a portion of our Euro and GBP forecasted revenue exposures for the future, typically over 12-month periods. In addition, we hedge a portion of our Mexican Peso forecasted cost of revenues and we have foreign currency forward contracts denominated in Euros, GBP, and Australian Dollars that hedge against a portion of our foreign-currency denominated assets and liabilities. Our foreign currency hedging contracts reduce, but do not eliminate, the impact of currency exchange rate movements and we do not execute hedging contracts in all currencies in which we conduct business. We can offer no assurance that such hedging strategies will be effective. Additionally, even if our hedging techniques are successful in the periods during which the rates are hedged, our future revenues, gross profit, and profitability may be negatively affected both at current rates and by adverse fluctuations in currencies against the USD.

Our business will be materially adversely affected if we are unable to develop, manufacture, and market new products in response to changing customer requirements and new technologies.

The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles, and frequent new product introductions by us and our competitors and partners, including mobile phone and software application developers. As a result, we must continually introduce new products and technologies and enhance or adapt existing products to work with a wider variety of new and existing devices and applications in order to maintain customer satisfaction and remain competitive.

The technology used in our products is evolving more rapidly now than in the past and we anticipate that this trend will continue. Historically, new products primarily offered stylistic changes and quality improvements rather than significant new technologies. Our increasing reliance and focus on the UC market has resulted in a growing portion of our products that integrate complex, state-of-the-art technology, increasing the risks associated with new product ramp-up, including product performance and defects in the early stages of production. In addition, our participation in the consumer market requires us to rapidly and frequently adopt new technology and changing market trends; thus, our consumer products experience shorter lifecycles. We believe this is particularly true for our newer emerging technology products in the mobile, entertainment, gaming and computer audio, residential, and certain parts of the office markets. In particular, we anticipate a trend towards more integrated solutions that combine audio, video, and software functionality, while historically our focus was limited to audio products.

Office phones have begun to incorporate *Bluetooth* functionality, which has opened the market to consumer *Bluetooth* headsets and reduced the demand for our traditional office telephony headsets and adapters as well as impacting potential revenues from our own wired and wireless headset systems, resulting in lost revenue, lower margins, or both. Moreover, the increasing adoption of wireless headsets has also resulted in increased development costs associated with the introduction of new wireless standards and more frequent changes in those standards and capabilities as compared to wired technologies. If sales and margins on our traditional corded and cordless products decline and we are unable to successfully design, develop, and market alternatives at historically comparable margins, our revenue and profits may decrease.

In addition, innovative technologies such as UC have moved the platform for certain of our products from our customers' closed proprietary systems to open platforms such as the PC. In turn, the PC has become more open as a result of technologies such as cloud computing and trends toward more open source software code development. As a result, the risk that current and potential competitors could enter our markets and commoditize our products by offering similar products has increased.

The success of our products depends on several factors, including our ability to:

- Anticipate technology and market trends
- Develop innovative new products and enhancements on a timely basis
- Distinguish our products from those of our competitors
- Create industrial designs that appeal to our customers and end-users
- Manufacture and deliver high-quality products in sufficient volumes and acceptable margins
- Price our products competitively
- Hire and retain qualified personnel in the highly competitive field of software development for future generations of our products
- Provide timely, effective and accurate technical product support to our customers
- Leverage new and existing channel partners effectively

If we are unable to develop, manufacture, market, and introduce enhanced or new products in a timely manner in response to changing market conditions or customer requirements, including changing fashion trends and styles, it will materially adversely affect our business, financial condition, and results of operations. Furthermore, as we develop new generations of products more quickly, we expect that the pace of product obsolescence will increase concurrently. The disposition of inventories of excess or obsolete products may result in reductions to our operating margins and materially adversely affect our earnings and results of operations.

We have significant foreign manufacturing operations and rely on third party manufacturers located outside the U.S., and a significant amount of our revenues are generated internationally, which subjects our business to risks of international operations.

We have a manufacturing facility in Tijuana, Mexico. We also have suppliers and other vendors throughout Asia, including GoerTek, Inc., located in Weifang, China, which is the manufacturer of the majority of our *Bluetooth* products. We also generate a significant amount of our revenues from foreign customers.

Our international operations and sales expose us to various risks including, among others:

- Fluctuations in foreign currency exchange rates
- Cultural differences in the conduct of business
- Greater difficulty in accounts receivable collection and longer collection periods
- The impact of recessionary, volatile or adverse global economic conditions
- Reduced protection for intellectual property rights in some countries
- Unexpected changes in regulatory requirements
- Tariffs and other trade barriers, particularly in developing nations such as Brazil, India, and others
- Political conditions, health epidemics, civil unrest, or criminal activities within each country
- The management, operation, and expenses associated with an enterprise spread over various countries
- The burden and administrative costs of complying with a wide variety of foreign laws and regulations
- Currency restrictions
- Compliance with anti-bribery laws, including the United States Foreign Corrupt Practices Act and the United Kingdom's Bribery Act

The above-listed and other inherent risks of international operations could materially adversely affect our business, financial condition, and results of operations.

We sell our products through various distribution channels that can be volatile, and failure to establish and maintain successful relationships with our channel partners could materially adversely affect our business, financial condition, or results of operations. In addition, bankruptcies or financial difficulties of our customers may impact our business.

We sell substantially all of our products to end users through distributors, retailers, OEMs, and telephony service providers. Effectively managing these relationships and avoiding channel conflicts can be difficult and time-consuming. Our existing relationships with these parties are generally not exclusive and can be terminated by us or them without cause on short notice. In the future, we may be unable to retain or attract a sufficient number of qualified distributors, retailers, OEMs, and telephony service providers. These customers also sell or may sell products offered by our competitors. To the extent that our competitors offer these customers more favorable terms or more compelling products, such customers may decline to carry, de-emphasize, or discontinue carrying our products. Further, such customers may not recommend or may stop recommending our products. In the future, our OEMs or potential OEMs may elect to manufacture their own products that are similar to those we currently sell to them. The inability to establish or maintain successful relationships with distributors, OEMs, retailers, and telephony service providers or to expand our distribution channels could materially adversely affect our business, financial condition, or results of operations. We have experienced the bankruptcy of certain customers; for example, in fiscal year 2012, the bankruptcy of one of our customers negatively impacted our operating income by $1.2 million. If global or regional economic conditions deteriorate, more of our customers or suppliers may become insolvent. It is impossible to reliably determine whether additional bankruptcies may occur.

As a result of the evolution of our consumer business, our customer mix is changing, and certain retailers, OEMs, and wireless carriers are more significant. This reliance on certain large channel partners could increase the volatility of our revenues and earnings. In particular, we have several large customers whose order patterns are difficult to predict. Offers and promotions by these customers may result in significant fluctuations of their purchasing activities over time. If we are unable to correctly anticipate the quantities and timing of the purchase requirements of these customers, our revenues may be adversely affected, or we may be exposed to large volumes of inventory that cannot be resold to other customers.

Our corporate tax rate may increase or we may incur additional income tax liabilities, which could adversely impact our cash flow, financial condition and results of operations.

We have significant operations in various tax jurisdictions throughout the world, and a substantial portion of our taxable income has been generated historically in jurisdictions outside of the U.S. Currently, some of our operations are taxed at rates substantially lower than U.S. tax rates. If our income in these lower tax jurisdictions were no longer to qualify for these lower tax rates, the applicable tax laws were rescinded or changed, or the mix of our earnings shifts from lower rate jurisdictions to higher rate jurisdictions, our operating results could be materially adversely affected. In addition, various governmental tax authorities have recently increased their scrutiny of tax strategies employed by corporations and individuals. If U.S. or other foreign tax authorities change applicable tax laws or successfully challenge the manner in which our profits are currently recognized, our overall taxes could increase, and our business, cash flow, financial condition, and results of operations could be materially adversely affected.

We are also subject to examination by the Internal Revenue Service ("IRS") and other tax authorities, including state revenue agencies and foreign governments. In July 2012, the IRS commenced an examination of our 2010 tax year. While we regularly assess the likelihood of favorable or unfavorable outcomes resulting from examinations by the IRS and other tax authorities to determine the adequacy of our provision for income taxes, there can be no assurance that the actual outcome resulting from these examinations will not materially adversely affect our financial condition and results of operations.

Our intellectual property rights could be infringed on by others, and we may infringe on the intellectual property rights of others resulting in claims or lawsuits. Even if we prevail, claims and lawsuits are costly and time consuming to pursue or defend and may divert management's time from our business.

Our success depends in part on our ability to protect our copyrights, patents, trademarks, trade dress, trade secrets, and other intellectual property, including our rights to certain domain names. We rely primarily on a combination of nondisclosure agreements and other contractual provisions as well as patent, trademark, trade secret, and copyright laws to protect our proprietary rights. Effective trademark, patent, copyright, and trade secret protection may not be available in every country in which our products and media properties are distributed to customers. The process of seeking intellectual property protection can be lengthy, expensive, and uncertain. For example, patents may not be issued in response to our applications, and any patents that may be issued may be invalidated, circumvented, or challenged by others. If we are required to enforce our intellectual property or other proprietary rights through litigation, the costs and diversion of management's attention could be substantial. Furthermore, we may be countersued by an actual or alleged infringer if we attempt to enforce our intellectual property rights, which may materially increase our costs, divert management attention, and result in injunctive or financial damages being awarded against us. In addition, the rights granted under any intellectual property may not provide us competitive advantages or be adequate to safeguard and maintain our proprietary rights. Moreover, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the U.S. If it is not feasible or possible to obtain, enforce, or protect our intellectual property rights, it could materially adversely affect our business, financial condition, and results of operations.

Patents, copyrights, trademarks, and trade secrets are owned by individuals or entities that may make claims or commence litigation based on allegations of infringement or other violations of intellectual property rights. As we have grown, the intellectual property rights claims against us have increased. There has also been a general trend of increasing intellectual property infringement claims against corporations that make and sell products. Our products and technologies may be subject to certain third-party claims and, regardless of the merits of the claim, intellectual property claims are often time-consuming and expensive to litigate, settle, or otherwise resolve. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages or discontinue the manufacture and distribution of products that are found to be in violation of another party's rights. We also may have to obtain, or renew on less favorable terms, licenses to manufacture and distribute our products, which may significantly increase our operating expenses. In addition, many of our agreements with our distributors and resellers require us to indemnify them for certain third-party intellectual property infringement claims. Discharging our indemnity obligations may involve time-consuming and expensive litigation and result in substantial settlements or damages awards, our products being enjoined, and the loss of a distribution channel or retail partner, any of which may have a material adverse impact on our operating results.

We are subject to environmental laws and regulations that expose us to a number of risks and could result in significant liabilities and costs.

There are multiple initiatives in several jurisdictions regarding the removal of certain potential environmentally sensitive materials from our products to comply with the European Union ("EU") and other Directives on the Restrictions of the use of Certain Hazardous Substances in Electrical and Electronic Equipment ("RoHS") and on Waste Electrical and Electronic Equipment ("WEEE"). If it is determined that our products do not comply with RoHs or WEEE, or additional new or existing environmental laws or regulations in the U.S., Europe, or other jurisdictions are enacted or amended, we may be required to modify some or all of our products or replace one or more components in those products, which, if such modifications are possible, may be time-consuming, expensive to implement and decrease end-user demand, particularly if we increase prices to offset higher costs. If any of the foregoing were to happen, our ability to sell one or more of our products may be limited or prohibited causing a material negative effect on our financial results.

We are subject to various federal, state, local, and foreign environmental laws and regulations on a global basis, including those governing the use, discharge, and disposal of hazardous substances in the ordinary course of our manufacturing process. Although we believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations, it is possible that future environmental legislation may be enacted or current environmental legislation may be interpreted in any given country to create environmental liability with respect to our facilities, operations, or products. To the extent that we incur claims for environmental matters exceeding reserves or insurance for environmental liability, our operating results could be negatively impacted.

We cannot guarantee we will continue to repurchase our common stock pursuant to stock repurchase programs or that we will declare future dividend payments at historic rates or at all. The repurchase of our common stock and the payment of dividends may not achieve our desires or may result in negative side effects.

Since May 2011, we have repurchased in excess of 8 million shares of our common stock through multiple share repurchase programs authorized by our Board of Directors. In addition, we continue to operate under a 1,000,000 share repurchase program approved in August 2012. Moreover, our Board of Directors has declared quarterly dividends of $.10 per share since May 2012 and $0.05 per share over a number of years prior to May 2012.

Although our Board of Directors has consistently declared quarterly cash dividend payments on our common stock and has authorized the repurchase of shares of our common stock under share repurchase programs with more frequency in recent years, any determination to pay cash dividends at recent rates or at all, or any authorization to repurchase shares of our common stock under share repurchase programs will be assessed based on a variety of factors, including our financial condition, results of operations, business requirements, and our Board of Directors' continuing determination that such dividends or share repurchases are in the best interests of our stockholders and are in compliance with all laws and applicable agreements. Additionally, there can be no assurance that the quantities of stock repurchased under our stock repurchase programs will continue at recent historical levels or at all, or that our stock repurchase programs or dividend declarations will have a beneficial impact on our stock price. The timing of our stock repurchases varies with fluctuations in the trading price of our common stock such that at any particular time, our domestic cash flow from operations has been, and may be again in the future, insufficient to fully cover our stock repurchases and support our working capital needs, causing us to borrow to support our repurchase or other activities. Although we currently have sufficient reserves in our international locations to fund our existing and any future stock repurchase programs, repatriating all or a portion of our foreign cash would likely result in material tax obligations.

To improve our domestic liquidity in connection with further stock repurchases and other business activities, in May 2011, we entered into a credit agreement with Wells Fargo Bank, National Association ("the Bank"), as most recently amended in May 2013 to extend its term to May 2016 ("the Credit Agreement"). The Credit Agreement provides for a $100 million unsecured revolving credit facility. We have previously drawn funds and expect to continue drawing funds under the Credit Agreement from time to time, which amounts bear interest. Moreover, the Credit Agreement contains affirmative and negative covenants with which we must comply. These restrictions apply regardless of whether any loans are outstanding and could adversely impact how we operate our business, our operating results, and dividend declarations, which, in turn, may negatively impact our stock price. In addition, as we borrow additional funds on the credit facility under the Credit Agreement, we may be required to increase the borrowing limit under the Credit Agreement or seek additional sources of credit. Given tightening credit markets, there is no assurance that if we were to seek additional credit, it would be available to us when needed or if it is available, the cost or restrictive terms and conditions accompanying additional loans would not be prohibitive.

We are subject to various regulatory requirements, and changes in such regulatory requirements and increases in the number and types of products using limited radio frequencies for wireless products may adversely impact our gross margins as we comply with such changes, reduce our ability to generate revenues if we are unable to comply, or decrease demand for our wireless products if increased radio frequency interference reduces the actual or perceived quality of those products.

Our products must meet the requirements set by regulatory authorities in the numerous jurisdictions in which we sell them. For example, certain of our OCC products must meet certain standards to work with local phone systems. Certain of our wireless office and mobile products must work within existing frequency ranges permitted in various jurisdictions. Moreover, competition for limited radio frequency bandwidth as a result of an increasing number of wireless products by us, our competitors, and other third party product manufacturers increases the risk of interference or diminished product performance. In particular, there is an effort by a third party manufacturer of wireless devices to release a product in the U.S. that operates in the unlicensed 903-928 megahertz radio frequency range using significantly higher power than the power used by our wireless products and those of many other users in the unlicensed radio frequency range. If use of this product is approved by the Federal Communications Commission, we anticipate our wireless products will experience interference which, if material, will harm our reputation and adversely affect sales of our wireless products.

As regulations and local laws change and competition for limited bandwidth on various radio frequencies increases, we must modify our products to address those changes. Regulatory restrictions and competition may increase the costs to design, manufacture, and sell our products, resulting in a decrease in our margins or a decrease in demand for our products if the costs are passed along. Compliance with regulatory restrictions and bandwidth limitations may impact the actual or perceived technical quality and capabilities of our products, reducing their marketability. In addition, if the products we supply to various jurisdictions or which are conveyed by customers or merchants into unauthorized jurisdictions fail to comply with the applicable local or regional regulations, our products might interfere with other devices that properly use the frequency ranges in which our products operate, and we or consumers purchasing our products may be responsible for the damages that our products cause. This could result in our having to alter the performance of our products, pay substantial monetary damages or penalties, harm to our reputation, or other adverse consequences.

We are exposed to potential lawsuits alleging defects in our products and/or other claims related to the use of our products.

The sales of our products expose us to the risk of product liability, including hearing loss claims. These claims have in the past been, and are currently being, asserted against us. None of the previously resolved claims have materially affected our business, financial condition, or results of operations, nor do we believe that any of the pending claims will have such an effect. Nevertheless, there is no guarantee that any such claims may materially negatively impact our business or result in substantial damages, or both, in the future.

Additionally, our mobile headsets are used with mobile telephones and there has been continuing public controversy over whether the radio frequency emissions from mobile phones are harmful to users of mobile phones. We are unaware of any conclusive proof of any health hazard from the use of mobile phones, but research in this area continues. We have tested our headsets through independent laboratories and have found that use of our corded headsets reduces radio frequency emissions at the user's head to virtually zero and our *Bluetooth* and other wireless headsets emit significantly less powerful radio frequency emissions than mobile phones; however, if research establishes a health hazard from the use of mobile phones or public controversy grows even in the absence of conclusive research findings, the likelihood of litigation against us may increase. Likewise, should research establish a link between radio frequency emissions and corded or wireless headsets or should we become a party to litigation claiming such a link and public concern in this area grows, demand for our corded or wireless headsets could be reduced creating a material adverse effect on our financial results.

There is also continuing and increasing public controversy over the use of mobile phones by operators of motor vehicles. While we believe that our products enhance driver safety by permitting a motor vehicle operator to generally keep both hands free to operate the vehicle, there is no certainty that this is the case, and we may be subject to claims arising from allegations that use of a mobile phone and headset contributed to a motor vehicle accident.

We maintain product liability insurance and general liability insurance that we believe would cover any claims, including those described above; however, the coverage provided under our policies could be unavailable or insufficient to cover the full amount of any one or more claims. Therefore, successful product liability claims brought against us could have a material adverse effect upon our business, financial condition, and results of operations.

Our stock price may be volatile and the value of an investment in Plantronics stock could be diminished.

The market price for our common stock has been affected and may continue to be affected by a number of factors, including:

- Uncertain economic conditions, including the length and scope of the recovery from the domestic and global recession or double dip recession in the U.S. or Europe, slowing economic growth in Asia, inflationary pressures, and a potential decline in investor confidence in the market place
- Failure to meet our forecasts or the expectations and forecasts of securities analysts
- Changes in our published forecasts of future results of operations
- Quarterly variations in our or our competitors' results of operations and changes in market share
- The announcement of new products, product enhancements, or partnerships by us or our competitors
- Our ability to develop, introduce, ship, and support new products and product enhancements and manage product transitions
- Repurchases of our common shares under our repurchase plans
- Our decision to declare dividends or increase or decrease dividends over historical rates
- The loss of services of one or more of our executive officers or other key employees
- Changes in earnings estimates, recommendations, or ratings by securities analysts or a reduction in the number of analysts following our stock
- Developments in our industry, including new or increased enforcement of existing governmental regulations related to our products and new or revised communications standards
- Concentrated ownership of our common stock by a limited number of institutional investors that may limit liquidity for investors interested in acquiring or selling positions in our common stock, particularly substantial positions
- Sales of substantial numbers of shares of our common stock in the public market by us, our officers or directors, or unaffiliated third parties, including institutional investors
- General economic, political, and market conditions, including market volatility
- Litigation brought by or against us
- Other factors unrelated to our operating performance or the operating performance of our competitors

Our business could be materially adversely affected if we lose the benefit of the services of key personnel.

Our success depends to a large extent upon the services of a limited number of executive officers and other key employees. The unanticipated loss of the services of one or more of our executive officers or key employees could have a material adverse effect upon our business, financial condition, and results of operations. For example, on April 14, 2013, we announced that our President and CEO, Ken Kannappan, was taking a temporary medical leave of absence to address a treatable form of cancer. His leave is currently expected to last approximately four months. In the interim, our Board of Directors has named our Senior Vice President and Chief Financial Officer, Pam Strayer, as Acting Interim Chief Executive Officer. Should Mr. Kannappan's leave be extended or if his absence is perceived by investors and analysts as materially negative for any reason, they may sell our stock or enact other strategies that may cause our stock price to decline.

We also believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled technical, management, sales, and marketing personnel. Competition for such personnel is intense. We may not be successful in attracting and retaining such personnel, and our failure to do so could have a material adverse effect on our business, operating results, or financial condition.

Our purchase of property and a facility in Tijuana, Mexico, the expansion of the facilities to meet our operating needs, and the transfer of certain responsibilities to Tijuana could affect our operating results.

In June 2012, we announced the purchase of property and an existing building in Tijuana, Mexico. We are in the process of modifying and expanding the building by approximately one-third and intend to move all of our Tijuana operations, currently divided into four leased buildings in Tijuana, into the new facility after completion of construction, estimated to be in July 2013. We currently expect that, when completed, the cost of the property and building, along with the modifications and expansion of the existing building, will approximate $31 million, an increase of $1 million over prior estimates. Construction projects of this size and scope are complex and prone to cost overruns, unexpected contingencies, and delays in obtaining construction and governmental permits. As part of the expansion process, we are also concurrently consolidating a portion of our worldwide operations by transferring some responsibilities to Tijuana. Our failure or inability to oversee and manage the construction, operations, and costs of our facilities in Tijuana, any delays in the construction or transition of operations into the new facility, or issues arising with the transfer of responsibilities to Tijuana, could materially adversely affect our business, financial condition, or results of operations.

We have $16.4 million of goodwill and other intangible assets recorded on our balance sheet. If the carrying value of our goodwill were to exceed its implied fair value, or if the carrying value of intangible assets were not recoverable, an impairment loss may be recognized, which would adversely affect our financial results.

As a result of past acquisitions, including an immaterial acquisition in the quarter ended September 30, 2012, we have $16.4 million of goodwill and other intangible assets on our consolidated balance sheet as of March 31, 2013. It is impossible at this time to determine if any future impairment charge would result or, if it does, whether such charge related to these assets would be material. If such a charge is necessary, it may have a material adverse effect our financial results.

If we are unable to protect our information systems against service interruption, misappropriation of data or breaches of security, our operations could be disrupted, our reputation may be damaged, and we may be financially liable for damages.

We rely on networks, information systems, and other technology ("information systems"), including the Internet and third-party hosted services, to support a variety of business activities, including procurement, manufacturing, sales, distribution, invoicing, and collections. We use information systems to process and report financial information internally and to comply with regulatory reporting. In addition, we depend on information systems for communications with our suppliers, distributors, and customers. Consequently, our business may be impacted by system shutdowns or service disruptions during routine operations, such as system upgrades or user errors, as well as network or hardware failures, malicious software, hackers, natural disasters, communications interruptions, or other events (collectively, "network incidents"). Our computer systems have been, and will likely continue to be, subject to network incidents. While, to date, the Company has not experienced a network incident resulting in material impairment to our operations, nor have we experienced material intentional or inadvertent disclosure of our data or information or the information or data of our customers or vendors, future network incidents could result in unintended disruption of our operations or disclosure of sensitive information or assets. Furthermore, we may experience targeted attacks and although we continue to invest in personnel, technologies, and training to prepare for and reduce the adverse consequences of such attacks, these investments are expensive and do not guarantee that such attacks will be unsuccessful, either completely or partially.

If our information systems are disrupted or shutdown and we fail to timely and effectively resolve the issues, we could experience delays in reporting our financial results and we may lose revenue and profits. Misuse, leakage, or falsification of information could result in a violation of data privacy laws and regulations, damage our reputation, and have a negative impact on net operating results. In addition, we may suffer financial damage and damage to our reputation because of loss or misappropriation of our confidential information or assets, or those of our partners, customers, or suppliers. We could also be required to expend significant effort and incur financial costs to remedy security breaches or to repair or replace networks and information systems.

War, terrorism, public health issues, natural disasters, or other business interruptions could disrupt supply, delivery, or demand of products, which could negatively affect our operations and performance.

War, terrorism, public health issues, natural disasters, or other business interruptions, whether in the U.S. or abroad, have caused or could cause damage or disruption to international commerce by creating economic and political uncertainties that may have a strong negative impact on the global economy, us, and our suppliers or customers. Our major business operations and those of many of our vendors and their sub-suppliers (collectively, "Suppliers") are subject to interruption by disasters, including, without limitation, earthquakes, floods, and volcanic eruptions or other natural or manmade disasters, fire, power shortages, terrorist attacks and other hostile acts, public health issues, flu or similar epidemics or pandemics, and other events beyond our control and the control of our Suppliers. Our corporate headquarters, information technology, manufacturing, certain research and development activities, and other critical business operations are located near major seismic faults or flood zones. While we are partially insured for earthquake-related losses or floods, our operating results and financial condition could be materially affected in the event of a major earthquake or other natural or manmade disaster.

Although it is impossible to predict the occurrences or consequences of any of the events described above, such events could significantly disrupt our operations or the operations of our Suppliers. In addition, should any of the events above arise we could be negatively impacted by the need for more stringent employee travel restrictions, limitations in the availability of freight services, governmental actions limiting the movement of products between various regions, delays in production, and disruptions in the operations of our Suppliers. Our operating results and financial condition could be adversely affected by these events.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management and independent registered public accounting firm are required to report annually on the effectiveness of our internal control over financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements.

We have and will continue to consume management resources and incur significant expenses for Section 404 compliance on an ongoing basis. In the event that our chief executive officer, chief financial officer, or independent registered public accounting firm determines in the future that our internal control over financial reporting is not effective as defined under Section 404, we may not be able to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective. If this were to occur, we could be subject to one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits, or other adverse actions requiring us to incur defense costs, pay fines, settlements or judgments, and causing investor perceptions to be adversely affected and potentially resulting in a decline in the market price of our stock.

Provisions in our charter documents and Delaware law or a decision by our Board of Directors in the future may delay or prevent a third party from acquiring us, which could decrease the value of our stock.

Our Board of Directors has the authority to issue preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of those shares without any further vote or action by the stockholders. The issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire us. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could also have the effect of delaying or preventing our acquisition by a third party. Further, certain provisions of our Certificate of Incorporation and bylaws could delay or make more difficult a merger, tender offer or proxy contest, which could adversely affect the market price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices are located in Santa Cruz, California. Our facilities are located throughout the Americas, Europe, and Asia. The table below lists the major facilities owned or leased as of March 31, 2013:

Location	Square Footage	Lease/Own	Primary Use
Chattanooga, Tennessee	10,125	Own	Light Assembly, Sales and Marketing, Engineering, Administration
Hoofddorp, Netherlands	14,788	Lease	Administrative and TAC (Technical Assistance Center)
San Diego, California	23,368	Lease	Industrial and Office Space
Santa Cruz, California	79,253	Own	Sales and Marketing, Engineering, Administration
Santa Cruz, California	44,183	Own	Light Assembly, Sales, Engineering, Administration
Santa Cruz, California	39,892	Own	Light Assembly, Sales, Engineering, Administration
Santa Cruz, California	18,250	Lease	Light Assembly, Sales, Engineering, Administration, and TAC. To be vacated at the end of May 2013 as part of a restructuring plan. Lease obligation will continue until March 2018.
Santa Cruz, California	20,325	Lease	Light Assembly, Sales, Engineering, Administration
Santa Cruz, California	7,000	Lease	Light Assembly, Sales, Engineering, Administration
Suzhou, China	42,012	Lease	Sales, Administration, Design Center, Quality, TAC
Tijuana, Mexico	792,304	Own	Currently under construction. Building is anticipated to be fully completed in July 2013 and fully operational in August 2013. All the activities in the 4 leased buildings in Tijuana, Mexico (listed below) will be consolidated in this building.
Tijuana, Mexico	95,980	Lease	Engineering, Assembly, Administration. To be vacated in July 2013 and will be restored and returned to landlord in August 2013. Lease obligation will continue until the last day of October 2013.
Tijuana, Mexico	61,785	Lease	Engineering, Assembly. To be vacated in July 2013 and will be restored and returned to landlord in August 2013. Lease obligation will continue until the last day of October 2013.
Tijuana, Mexico	289,589	Lease	Logistic and Distribution Center. To be vacated in June 2013, and will be restored and returned to landlord in July 2013. Lease obligation will continue until the last day of April, 2014.
Tijuana, Mexico	53,732	Lease	Engineering, Design Center, Call Center, and TAC. To be vacated in July 2013 and will be restored and returned to landlord in August 2013. Lease obligation will continue until the last day of October 2013.
Wootton Bassett, UK	21,824	Own	Main Building Sales, Engineering, Administration
Wootton Bassett, UK	15,970	Own	Currently leased to a third party

We believe that our existing properties are suitable and generally adequate for our current business.

ITEM 3. LEGAL PROCEEDINGS

Five class action lawsuits filed against us alleging that our *Bluetooth* headsets may cause noise-induced hearing loss are outstanding. Shannon Wars et al. vs. Plantronics, Inc. was filed on November 14, 2006 in the U.S. District Court for the Eastern District of Texas. Lori Raines, et al. vs. Plantronics, Inc. was filed on October 20, 2006 in the U.S. District Court, Central District of California. Kyle Edwards, et al vs. Plantronics, Inc. was filed on October 17, 2006 in the U.S. District Court, Middle District of Florida. Ralph Cook vs. Plantronics, Inc. was filed on February 8, 2007 in the U.S. District Court for the Eastern District of Virginia. Randy Pierce vs. Plantronics, Inc. was filed on January 10, 2007 in the U.S. District Court for the Eastern District of Arkansas. These complaints seek various remedies, including injunctive relief requiring us to include certain additional warnings with our *Bluetooth* headsets and to redesign the headsets to limit the volume produced, or, alternatively, to provide the user with the ability to determine the level of sound emitted from the headset. Plaintiffs also seek unspecified general, special, and punitive damages, as well as restitution. The federal cases have been consolidated for all pre-trial purposes in the U.S. District Court for the Central District of Los Angeles. The parties have agreed in principle to settle all outstanding claims. The U.S. District Court for the Central District of Los Angeles signed an order approving the final settlement of the lawsuit entitled In Re *Bluetooth* Headset Products Liability Litigation, brought against Plantronics, Inc., Motorola, Inc., and GN Netcom, Inc., alleging that the three companies failed to adequately warn consumers of the potential for long-term noise induced hearing loss if they used *Bluetooth* headsets. The companies contested the claims of the lawsuit, but settled the lawsuit on a nationwide basis for an amount which we believe is less than the cost of litigating and winning the lawsuit which the District Court thereafter approved. Objectors to the settlement appealed the judgment issued by the District Court that the United States Court of Appeals for the Ninth Circuit (Ninth Circuit) vacated and remanded with instructions to the District Court to properly exercise its discretion in accordance with the principles set forth in the decision by the Ninth Circuit. The District Court re-issued its decision and judgment in August 2012, significantly reducing the amount of attorneys' fees awarded to counsel for the plaintiffs. The time for further appeal has now expired. The defendants are in process of making the settlement payments to the four charitable institutions entitled to receive those payments and to pay the attorneys' fees and costs. Once these payments are finalized, a dismissal with prejudice is expected to be entered. We believe that any loss related to these proceedings would not be material and have adequately reserved for these costs in the consolidated financial statements.

On October 12, 2012, GN Netcom, Inc. sued Plantronics, Inc. in the U.S. District Court for the District of Delaware, case number 1:12cv01318, alleging violations of the Sherman Act, the Clayton Act, and Delaware common law. In its complaint, GN specifically alleges four causes of action: Monopolization, Attempted Monopolization, Concerted Action in Restraint of Trade, and Tortious Interference with Business Relations. GN claims that Plantronics dominates the market for headsets sold into contact centers in the United States and that a critical channel for sales of headsets to contact centers is through a limited network of specialized independent distributors ("SIDs"). GN asserts that Plantronics attracts SIDs through Plantronics Only Distributor Agreements and the use of these agreements is allegedly illegal. Plantronics denies each of the allegations in the complaint and is vigorously defending itself.

In addition, we are presently engaged in various legal actions arising in the normal course of business. We believe it is unlikely that any of these actions will have a material adverse impact on our operating results; however, because of the inherent uncertainties of litigation, the outcome of any of these actions could be unfavorable and could have a material adverse effect on our financial condition, results of operations, or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock is publicly traded on the New York Stock Exchange ("NYSE") under the symbol "PLT". The following table sets forth the low and high sales prices as reported on the NYSE for each period indicated:

	Low	High
Fiscal Year 2013		
First Quarter	$ 28.95	$ 40.80
Second Quarter	$ 31.31	$ 37.66
Third Quarter	$ 31.30	$ 37.29
Fourth Quarter	$ 36.87	$ 45.61
Fiscal Year 2012		
First Quarter	$ 33.51	$ 38.87
Second Quarter	$ 28.45	$ 38.26
Third Quarter	$ 27.45	$ 35.98
Fourth Quarter	$ 35.12	$ 40.26

As of April 27, 2013, there were approximately 50 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of beneficial owners, we are unable to estimate the total number of beneficial owners, but we believe it is significantly higher than the number of record holders. On March 28, 2013, the last trading day of fiscal year 2013, the last sale reported on the NYSE for our common stock was $44.19 per share.

Cash Dividends

Quarterly dividends paid per share in fiscal years 2013 and 2012 were $0.10 and $0.05, respectively, resulting in total payments of $17.1 million and $9.0 million, respectively. We expect to continue paying a quarterly dividend of $0.10 per share of our common stock; however, the actual declaration of dividends and the establishment of record and payment dates are subject to final determination by the Audit Committee of the Board of Directors each quarter after its review of our financial performance and financial position.

Share Repurchase Programs

The following table presents a month-to-month summary of the stock purchase activity in the fourth quarter of fiscal year 2013:

	Total Number of Shares Purchased [1]	Average Price Paid per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs [4]
December 30, 2012 to January 26, 2013	2,200	$ 35.99	2,200	887,595
January 27, 2013 to March 2, 2013	9,959 [3]	$ 39.74	5,000	882,595
March 3, 2013 to March 30, 2013	688	$ 39.81	688	881,907

[1] On August 6, 2012, the Board of Directors authorized a new program to repurchase 1,000,000 shares of our common stock.

[2] "Average Price Paid per Share" reflects only our open market repurchases of common stock.

[3] Includes 4,959 shares that were tendered to us in satisfaction of employee tax withholding obligations upon the vesting of restricted stock grants under our stock plans.

[4] These shares reflect the available shares authorized for repurchase under the August 6, 2012 program.

Refer to Note 12, *Common Stock Repurchases*, of our Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for more information regarding our stock repurchase programs.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included in Item 8 of this Form 10-K in order to fully understand factors that may affect the comparability of the information presented below. Fiscal year 2010 consisted of 53 weeks and all other fiscal years presented consisted of 52 weeks.

	Fiscal Year Ended March 31,				
	2013 [1]	2012	2011 [2,3]	2010 [2,4]	2009 [2,4,5]
	($ in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Net revenues	$ 762,226	$ 713,368	$ 683,602	$ 613,837	$ 674,590
Operating income	$ 138,097	$ 141,353	$ 140,712	$ 97,635	$ 61,461
Operating margin	*18.1%*	*19.8%*	*20.6%*	*15.9%*	*9.1%*
Income from continuing operations	$ 138,425	$ 142,602	$ 140,656	$ 100,740	$ 57,917
Income from continuing operations, net of tax	$ 106,402	$ 109,036	$ 109,243	$ 76,453	$ 45,342
Basic earnings per share - continuing operations	$ 2.55	$ 2.48	$ 2.29	$ 1.58	$ 0.93
Diluted earnings per share - continuing operations	$ 2.49	$ 2.41	$ 2.21	$ 1.55	$ 0.93
Loss on discontinued operations, net of tax	$ —	$ —	$ —	$ (19,075)	$ (110,241)
Cash dividends declared per common share	$ —	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Shares used in basic per share calculations	41,748	44,023	47,713	48,504	48,589
Shares used in diluted per share calculations	42,738	45,265	49,344	49,331	48,947
BALANCE SHEET DATA:					
Cash, cash equivalents, and short-term investments	$ 345,357	$ 334,512	$ 429,956	$ 369,192	$ 218,180
Total assets	$ 764,605	$ 672,470	$ 744,647	$ 655,351	$ 633,120
Revolving line of credit	$ —	$ 37,000	$ —	$ —	$ —
Other long-term obligations	$ 12,930	$ 13,360	$ 12,667	$ 13,850	$ 13,698
Total stockholders' equity	$ 646,447	$ 527,244	$ 634,852	$ 571,334	$ 525,367
OTHER DATA:					
Cash provided from operating activities	$ 125,501	$ 140,448	$ 158,232	$ 143,729	$ 99,150

1. We initiated a restructuring plan during the third quarter of fiscal year 2013. Under the plan, we reallocated costs by eliminating certain positions in the US., Mexico, China, and Europe, and transitioned some of these positions to lower cost locations. As part of this plan, we also plan to vacate a portion of a leased facility at our corporate headquarters in the first quarter of fiscal year 2014. The pre-tax charges incurred during fiscal year 2013 included $1.9 million for severance and related benefits and an immaterial amount of accelerated amortization on leasehold assets with no alternative future use. We expect to incur $1.0 million for lease termination costs to be recorded when we exit the facility in the first quarter of fiscal year 2014. We anticipate the restructuring plan will be substantially complete by the end of the first quarter of fiscal year 2014.

2. During fiscal year 2009, we announced several restructuring plans that included reductions in force, including the planned closure of our Suzhou, China *Bluetooth* manufacturing facility in fiscal year 2010. In fiscal year 2009, $11.0 million in restructuring and other related charges are included in our consolidated income from continuing operations. In fiscal year 2010, we recorded an additional $1.9 million of restructuring and other related charges consisting of $0.8 million of severance and benefits and $1.1 million of non-cash charges, including $0.7 million for the acceleration of depreciation on building and equipment associated with research and development and administrative functions due to the change in the assets' useful lives as a result of the assets being taken out of service prior to their original service period and $0.4 million of additional loss on assets held for sale. In fiscal year 2010, we recorded non-cash accelerated depreciation charges of $5.2 million related to the building and equipment associated with manufacturing operations, which is included in cost of revenues. There were no charges in fiscal year 2011; however, we completed the sale of our Suzhou facility, resulting in an immaterial net gain recorded in restructuring and other related charges.

3. During fiscal year 2011, we recognized a gain of $5.1 million upon receiving payment from a competitor to dismiss litigation involving the alleged theft of our trade secrets. In addition, we recorded $1.4 million in accelerated amortization expense to reflect the revised estimated life of an intangible asset we deemed to be abandoned.

4. On December 1, 2009, we completed the sale of Altec Lansing, our AEG segment, and, therefore, its results are no longer included in continuing operations for the periods presented. Accordingly, we have classified the AEG operating results, including the loss on sale, as discontinued operations in the Consolidated statement of operations for all periods presented.

5. As originally reported in fiscal year 2009, potentially dilutive common shares attributable to employee stock plans diluted shares were excluded from the diluted share calculation as they would have been anti-dilutive and would have reduced the net loss per share; however, as a result of reporting our AEG segment as discontinued operations, the anti-dilution of these potentially dilutive common shares is now based on income from continuing operations as compared to net income (loss) and are now included in the shares used in diluted per share calculation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to help you understand our results of operations and financial condition. It is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements. Please see the "Cautionary Statement" and "Risk Factors" above for discussions of the uncertainties, risks, and assumptions associated with these statements. Our fiscal year-end financial reporting periods end on the Saturday closest to March 31st. Fiscal years 2013, 2012, and 2011 each had 52 weeks and ended on March 30, 2013, March 31, 2012, and April 2, 2011, respectively. For purposes of presentation, we have indicated our accounting fiscal year as ending on March 31.

OVERVIEW

We are a leading designer, manufacturer, and marketer of lightweight communications headsets, telephone headset systems, and accessories for the worldwide business and consumer markets under the Plantronics brand. In addition, we manufacture and market, under our Clarity brand, specialty telephone products, such as telephones for the hearing impaired, and other related products for people with special communication needs.

Our priorities during fiscal year 2013 were to win in Unified Communications ("UC"), improve our execution effectiveness, and deliver strong financial results. We increased revenues from UC products, growing by 40% over the prior year to $130.8 million and believe our innovation and breakthroughs in contextual intelligence and other product features and enhancements spurred this growth and allowed us to maintain a premium position in the market. Our increased investments in Research and Development versus a year ago yielded increased functionality for UC endpoints and successful launches of new consumer products in key markets. We also continued to invest in our global sales force in order to bring these and other products to the marketplace. Despite macroeconomic headwinds in some of our key markets, we achieved strong financial results, delivering $106.4 million in net income, representing approximately 14% of our net revenues.

We believe UC represents our key long-term driver of revenue and profit growth, and it continues to be our primary focus area. Business communications are being transformed from voice-centric systems supported by traditional PBX infrastructure to communication systems that are fully integrated with voice, video, and data and are supported by feature-rich UC software. With this transformation, the requirement for a traditional headset used only for voice communications continues to evolve into a device that delivers contextual intelligence, providing the ability to reach people using the mode of communication that is most effective, on the device that is most convenient, and with control over when and how they can be reached. Our portfolio of UC solutions combines hardware with advanced sensor technology and capitalizes on contextual intelligence, addressing the needs of the constantly changing business environments and evolving work styles to make connecting easier and by sharing presence information to convey user availability and other contextual information. We believe UC systems will become more commonly adopted by enterprises to reduce costs and improve collaboration, and we believe our solutions with Simply Smarter Communications® technology will be an important part of the UC environment.

The contact center is the most mature market in which we participate, and we expect this market to grow slowly over the long-term. Given the migration to UC by corporations globally, we also expect the market for headsets for non-UC enterprise applications to grow very slowly, if at all. We believe the growth of UC will increase overall headset adoption in enterprise environments and we therefore expect most of the growth in Office and Contact Center ("OCC") over the next five years to come from headsets designed for UC.

In fiscal year 2013, we built on the traction gained during fiscal year 2012 in our *Bluetooth* product portfolio with the introduction of several new models, including Legend, our next-generation Voyager mono *Bluetooth* product, which was successfully launched in the second half of the fiscal year. We believe we gained share in both stereo and mono *Bluetooth* categories during fiscal year 2013 and intend to manage our portfolio to maintain or grow share going forward.

Integral to our core research and development in fiscal year 2013 were investments in firmware and software engineering to enhance the broad compatibility of our products in the enterprise systems with which they will be deployed and development of value-added software applications for business users. We believe our investments in strategic architecting may allow us to differentiate our products and sustain strong long-term gross margins. During fiscal year 2013, we continued to strengthen our strategic partnerships with platform suppliers to ensure that our products remain compatible with all major platforms as UC usage becomes an essential part of a unified work environment.

Looking forward, we continue to believe that UC is a key long-term driver of revenue and profit growth. We remain cautious about the macroeconomic environment and will monitor our expenditures accordingly; however, we will continue to invest strategically in our long-term growth opportunities. We will continue focusing on innovative product development through our core research and development efforts, including the use of software and services as part of our portfolio. As part of our commitment to UC, we announced in the first quarter of fiscal year 2013 the Plantronics Developer Connection ("PDC") , which provides a software developer kit allowing registered developers access to a rich set of tools and providing a forum to interact, share ideas and develop innovative applications. We believe the PDC is a valuable resource for application developers to leverage the contextual intelligence built into our headsets, ultimately providing an endless array of capabilities such as user authentication, customer information retrieval based on incoming mobile calls, and connection of a user's physical actions in the real world to the virtual world. We will also continue to grow our sales force and increase marketing and other customer service and support as we expand key strategic partnerships to market our UC products. We believe we have an excellent position in the market and a well-deserved reputation for quality and service that we will continually strive to earn through ongoing investment and strong execution.

RESULTS OF OPERATIONS

The following tables set forth, for the periods indicated, the consolidated statements of operations data. The financial information and the ensuing discussion should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

(in thousands)	Fiscal Year Ended March 31,					
	2013		2012		2011	
Net revenues	$ 762,226	100.0%	$ 713,368	100.0%	$ 683,602	100.0 %
Cost of revenues	359,045	47.1%	329,017	46.1%	321,846	47.1 %
Gross profit	403,181	52.9%	384,351	53.9%	361,756	52.9 %
Operating expenses:						
Research, development and engineering	80,373	10.5%	69,664	9.8%	63,183	9.2 %
Selling, general and administrative	182,445	23.9%	173,334	24.3%	163,389	23.9 %
Gain from litigation settlement	—	—%	—	—%	(5,100)	(0.7)%
Restructuring and other related charges	2,266	0.3%	—	—%	(428)	(0.1)%
Total operating expenses	265,084	34.8%	242,998	34.1%	221,044	32.3 %
Operating income	138,097	18.1%	141,353	19.8%	140,712	20.6 %
Interest and other income (expense), net	328	—%	1,249	0.2%	(56)	— %
Income before income taxes	138,425	18.2%	142,602	20.0%	140,656	20.6 %
Income tax expense	32,023	4.2%	33,566	4.7%	31,413	4.6 %
Net income	$ 106,402	14.0%	$ 109,036	15.3%	$ 109,243	16.0 %

Net Revenues

(in thousands)	Fiscal Year Ended March 31, 2013	Fiscal Year Ended March 31, 2012	Change		Fiscal Year Ended March 31, 2012	Fiscal Year Ended March 31, 2011	Change	
Net revenues:								
OCC	$ 549,301	$ 531,709	$ 17,592	3.3 %	$ 531,709	$ 490,472	$ 41,237	8.4 %
Mobile	163,460	131,825	31,635	24.0 %	131,825	137,530	(5,705)	(4.1)%
Gaming and Computer Audio	30,747	31,855	(1,108)	(3.5)%	31,855	36,736	(4,881)	(13.3)%
Clarity	18,718	17,979	739	4.1 %	17,979	18,864	(885)	(4.7)%
Total net revenues	$ 762,226	$ 713,368	$ 48,858	6.8 %	$ 713,368	$ 683,602	$ 29,766	4.4 %

OCC products represent our largest source of revenues, while Mobile products represent our largest unit volumes. Net revenues may vary due to seasonality, the timing of new product introductions and discontinuation of existing products, discounts and other incentives, and channel mix. Net revenues derived from sales of consumer goods into the retail channel typically account for a seasonal increase in net revenues in the third quarter of our fiscal year.

Our consolidated net revenues increased in fiscal year 2013 compared to fiscal year 2012 driven by growth in Mobile product revenues as a result of our stronger portfolio of Mobile products and increased demand attributable to hands-free laws enacted in the People's Republic of China (PRC) during the fiscal year. OCC product revenues also increased, primarily as a result of growth in demand for UC. Unfavorable foreign exchange fluctuations in the Euro ("EUR") and Great Britain Pound ("GBP") reduced net revenues by approximately $6.1 million in fiscal year 2013 compared to fiscal year 2012, net of the effects of hedging.

Our consolidated net revenues increased in fiscal year 2012 compared to fiscal year 2011 driven by growth in OCC product revenues as a result of higher volumes due to growth in demand for UC. In addition, favorable foreign exchange fluctuations in the Euro ("EUR") and Great Britain Pound ("GBP") contributed approximately $4.0 million to the growth in our net revenues. These increases were partially offset by a decrease in Mobile net revenues due mostly to overall weakness in the product category, resulting in a lower unit volume of sales. We also believe our share of the total market decreased in fiscal year 2012, with reductions in U.S. market share offset partially by gains achieved internationally. In addition, Gaming and Computer Audio net revenues decreased due primarily to market share loss resulting from decreased investment in this category in fiscal years 2012 and 2011 as we prioritized our investments in UC products and development.

Geographic Information

	Fiscal Year Ended				Fiscal Year Ended			
(in thousands)	**March 31, 2013**	**March 31, 2012**	**Change**		**March 31, 2012**	**March 31, 2011**	**Change**	
Net revenues:								
United States	$ 436,447	$ 406,233	$ 30,214	7.4%	$ 406,233	$ 400,292	$ 5,941	1.5%
As a percentage of net revenues	*57.3%*	*56.9%*			*56.9%*	*58.6%*		
Europe and Africa	181,439	177,157	4,282	2.4%	177,157	165,800	11,357	6.8%
Asia Pacific	92,193	78,853	13,340	16.9%	78,853	66,419	12,434	18.7%
Americas, excluding United States	52,147	51,125	1,022	2.0%	51,125	51,091	34	0.1%
Total international net revenues	325,779	307,135	18,644	6.1%	307,135	283,310	23,825	8.4%
As a percentage of net revenues	*42.7%*	*43.1%*			*43.1%*	*41.4%*		
Total net revenues	$ 762,226	$ 713,368	$ 48,858	6.8%	$ 713,368	$ 683,602	$ 29,766	4.4%

As a percentage of total net revenues, consolidated U.S. net revenues remained flat in fiscal year 2013 compared to fiscal year 2012. As a percentage of total net revenues, consolidated international net revenues also remained flat in fiscal year 2013 compared to fiscal year 2012. The increase in absolute dollars in U.S. net revenues resulted from increased OCC net revenues due to continued growth in demand for UC. The increase in absolute dollars in international revenues was due primarily to increased Mobile net revenues driven mainly by increased demand attributable to hands-free laws enacted in the PRC during the fiscal year and to a lesser extent, the benefit of a stronger portfolio, especially in Europe and Africa. International revenues were reduced by approximately $6.1 million in fiscal year 2013 compared to fiscal year 2012, due to unfavorable foreign exchange fluctuations in the EUR and GBP, net of the effects of hedging.

As a percentage of total net revenues, consolidated U.S. net revenues decreased in fiscal year 2012 compared to fiscal year 2011 due mostly to strong international growth in OCC net revenues and by weakness in the Mobile product category in the U.S. As a percentage of total net revenues, consolidated international net revenues increased in fiscal year 2012 compared to fiscal year 2011. The increase in absolute dollars in U.S. net revenues resulted from increased OCC net revenues due to growth in demand for UC. The increase in absolute dollars in international revenues was also due to increased OCC net revenues, coupled with an increase in Mobile net revenues as we gained share in markets outside the U.S.

Cost of Revenues and Gross Profit

Cost of revenues consists primarily of direct manufacturing and contract manufacturer costs, warranty expense, freight expense, depreciation, duty expense, reserves for excess and obsolete inventory, royalties, and an allocation of overhead expenses, including facilities, IT, and human resources costs.

	Fiscal Year Ended				Fiscal Year Ended			
(in thousands)	**March 31, 2013**	**March 31, 2012**	**Change**		**March 31, 2012**	**March 31, 2011**	**Change**	
Net revenues	$ 762,226	$ 713,368	$ 48,858	6.8%	$ 713,368	$ 683,602	$ 29,766	4.4%
Cost of revenues	359,045	329,017	30,028	9.1%	329,017	321,846	7,171	2.2%
Gross profit	$ 403,181	$ 384,351	$ 18,830	4.9%	$ 384,351	$ 361,756	$ 22,595	6.2%
Gross profit %	*52.9%*	*53.9%*			*53.9%*	*52.9%*		

The increase in gross profit in fiscal year 2013 compared to fiscal year 2012 was due primarily to the increase in net revenues. As a percentage of net revenues, gross profit decreased primarily from the effect of product mix being weighted more heavily to Mobile products, resulting from demand attributable to hands-free laws enacted in the PRC during the fiscal year and to a lesser extent, from the effect of a stronger U.S. dollar.

The increase in gross profit in fiscal year 2012 compared to fiscal year 2011 was due primarily to the increase in net revenues and operational efficiencies. As a percentage of net revenues, gross profit increased due primarily to operational efficiencies such as lower freight and logistics costs and the benefits from a weaker U.S. dollar, offset partially by the net effect of unfavorable component sourcing costs, slightly higher warranty obligations, and reserves for excess and obsolete inventory.

There are significant variances in gross profit percentages between our higher and lower margin products; therefore, small variations in product mix, which can be difficult to predict, can have a significant impact on gross profit. In addition, if we do not accurately anticipate changes in demand, we have in the past, and may in the future, incur significant costs associated with writing off excess and obsolete inventory or incur charges for adverse purchase commitments. Gross profit may also vary based on distribution channel, return rates, and other factors.

Research, Development, and Engineering

Research, development, and engineering costs are expensed as incurred and consist primarily of compensation costs, outside services, including legal fees associated with protecting our intellectual property, expensed materials, depreciation, and an allocation of overhead expenses, including facilities, IT, and human resources costs.

	Fiscal Year Ended				Fiscal Year Ended			
(in thousands)	**March 31, 2013**	**March 31, 2012**	**Change**		**March 31, 2012**	**March 31, 2011**	**Change**	
Research, development and engineering	$ 80,373	$ 69,664	$ 10,709	15.4%	$ 69,664	$ 63,183	$ 6,481	10.3%
% of total net revenues	*10.5%*	*9.8%*			*9.8%*	*9.2%*		

The increase in research, development and engineering expenses in fiscal year 2013 compared to fiscal year 2012 was due primarily to $9.1 million in headcount-related costs, including increased salary expense, higher levels of performance-based compensation related to stronger achievement against targets and, to a lesser extent, various other support costs related to higher headcount.

The increase in research, development and engineering expenses in fiscal year 2012 compared to fiscal year 2011was due primarily to $4.2 million in higher compensation costs resulting from increased headcount and related costs to support investments in UC and software and $1.8 million in increased investments in UC product development, offset partially by lower performance-based compensation related to lower achievement against targets.

Selling, General, and Administrative

Selling, general, and administrative expense consists primarily of compensation costs, marketing costs, travel expenses, expensed equipment, professional service fees, and allocations of overhead expenses, including IT, facilities, and human resources costs.

	Fiscal Year Ended				Fiscal Year Ended			
(in thousands)	**March 31, 2013**	**March 31, 2012**	**Change**		**March 31, 2012**	**March 31, 2011**	**Change**	
Selling, general and administrative	$182,445	$173,334	$ 9,111	5.3%	$173,334	$163,389	$ 9,945	6.1%
% of total net revenues	*23.9%*	*24.3%*			*24.3%*	*23.9%*		

The increase in selling, general and administrative expenses in fiscal year 2013 compared to fiscal year 2012 was due primarily to $9.3 million in higher compensation costs resulting from increased headcount, mainly resulting from our investment in Plantronics' global sales presence, and from higher performance-based compensation, including sales commissions, reflecting higher net revenues and higher overall achievement against targets. We also made additional investments in marketing programs of $3.7 million, including product launch activities and brand awareness campaigns. These increases were offset in part by an approximate $2.4 million reduction in expense from the effects of a stronger U.S. Dollar.

The increase in selling, general and administrative expenses in fiscal year 2012 compared to fiscal year 2011was due primarily to $8.2 million in higher compensation costs resulting from increased headcount and $2.3 million in increased marketing and sales promotions and travel-related costs associated with increased net revenues. These increases were offset in part by a $1.6 million decrease in professional service fees related to litigation that was settled favorably in the fourth quarter of fiscal year 2011 and lower performance-based compensation resulting from lower achievement against targets.

Gain from Litigation Settlement

	Fiscal Year Ended				Fiscal Year Ended			
(in thousands)	**March 31, 2013**	**March 31, 2012**	**Change**		**March 31, 2012**	**March 31, 2011**	**Change**	
Gain from Litigation Settlement	$ —	$ —	$ —	—%	$ —	$ (5,100)	$ 5,100	100.0%
% of total net revenues	*—%*	*—%*			*—%*	*(0.7)%*		

During the fourth quarter of fiscal year 2011, we entered into a binding settlement agreement to dismiss litigation involving the alleged theft of our trade secrets by a competitor in mobile headsets, and in the same quarter, pursuant to the settlement agreement, we received a $5.1 million payment in exchange for a full release and settlement of the claims.

Restructuring and Other Related Charges

	Fiscal Year Ended				Fiscal Year Ended			
(in thousands)	**March 31, 2013**	**March 31, 2012**	**Change**		**March 31, 2012**	**March 31, 2011**	**Change**	
Restructuring and other related charges	$ 2,266	$ —	$ 2,266	100.0%	$ —	$ (428)	$ 428	(100.0)%
% of total net revenues	*0.3%*	*—%*			*—%*	*(0.1)%*		

We initiated a restructuring plan during the third quarter of fiscal year 2013. Under the plan, we eliminated certain positions in the U.S., Mexico, China, and Europe, and transitioned some of these positions to lower cost locations. We also plan to vacate a portion of a leased facility at our corporate headquarters in the first quarter of fiscal year 2014. We expect to incur total pre-tax charges of approximately $3.1 million in connection with this plan. Going forward, savings from this plan will allow us to increase investments in areas that we believe will improve our business growth, particularly sales and marketing, by $4.0 million annually.

The pre-tax charges incurred during fiscal year 2013 included $1.9 million for severance and related benefits and an immaterial amount of accelerated amortization expense on leasehold improvement assets with no alternative future use. We expect to record $1.0 million for lease termination costs and the remaining accelerated depreciation on leasehold improvements when we exit the facility in the first quarter of fiscal year 2014. We anticipate that the plan will be substantially complete by the end of the first quarter of fiscal year 2014.

Interest and Other Income (Expense), Net

	Fiscal Year Ended				Fiscal Year Ended			
(in thousands)	**March 31, 2013**	**March 31, 2012**	**Change**		**March 31, 2012**	**March 31, 2011**	**Change**	
Interest and other income (expense), net	$ 328	$ 1,249	$ (921)	(73.7)%	$ 1,249	$ (56)	$ 1,305	(2,330.4)%
% of total net revenues	*—%*	*0.2%*			*0.2%*	*— %*		

During fiscal year 2013, interest and other income (expense), net decreased from the prior year due to lower levels of interest income on our investment portfolio and slightly higher interest expense on our revolving line of credit.

During fiscal year 2012, interest and other income (expense), net increased from fiscal year 2011 due primarily to fiscal year 2011 including an expense related to interest and penalties recorded upon settlement of an indirect tax matter in Brazil. In addition, we had greater interest income resulting from increased interest on a higher average investment portfolio in fiscal year 2012.

Income Tax Expense

	Fiscal Year Ended				Fiscal Year Ended			
(in thousands)	**March 31, 2013**	**March 31, 2012**	**Change**		**March 31, 2012**	**March 31, 2011**	**Change**	
Income before income taxes	$ 138,425	$ 142,602	$ (4,177)	(2.9)%	$ 142,602	$ 140,656	$ 1,946	1.4 %
Income tax expense	32,023	33,566	(1,543)	(4.6)%	33,566	31,413	2,153	6.9 %
Net income	$ 106,402	$ 109,036	$ (2,634)	(2.4)%	$ 109,036	$ 109,243	$ (207)	(0.2)%
Effective tax rate	*23.1%*	*23.5%*			*23.5%*	*22.3%*		

In comparison to fiscal year 2012, the decrease in the effective tax rate for fiscal year 2013 was due primarily to the increased benefit from the U.S. federal research tax credit in fiscal 2013 offset by a smaller proportion of income earned in foreign jurisdictions that is taxed at lower rates. The U.S. federal research tax credit was reinstated in January 2013 retroactively to January 1, 2012; therefore, the fiscal year 2013 effective tax rate includes the impact of the credit earned in our fourth quarter of fiscal 2012 compared to the benefit of the credit for only three quarters in fiscal 2012.

In comparison to fiscal year 2011, the increase in the effective tax rate for fiscal year 2012 was due primarily to the reduced benefit from the U.S. federal research tax credit as the credit expired in December 2011; therefore, the effective tax rate in fiscal year 2012 included the benefit of the credit for only three quarters.

Our effective tax rate for fiscal years 2013, 2012, and 2011 differs from the statutory rate due to the impact of foreign operations taxed at different statutory rates, income tax credits, state taxes, and other factors. Our future tax rate could be impacted by a shift in the mix of domestic and foreign income, tax treaties with foreign jurisdictions, changes in tax laws in the U.S. or internationally, or a change in estimate of future taxable income, which could result in a valuation allowance being required.

On January 2, 2013, the American Taxpayer Relief Act of 2012, which included a provision that retroactively extended the federal tax research credit to January 1, 2012 for two years, was signed into law. We recognized an approximate $1.8 million discrete tax benefit in the fourth quarter of fiscal year 2013 for the previously expired period from January 1, 2012 to December 31, 2012.

We had $11.1 million of unrecognized tax benefits as of March 31, 2013 and 2012 compared to $10.5 million as of March 31, 2011. The unrecognized tax benefits as of the end of fiscal year 2013 would favorably impact the effective tax rate in future periods if recognized.

It is our continuing practice to recognize interest and/or penalties related to income tax matters in income tax expense. As of March 31, 2013, we had approximately $2.0 million of accrued interest related to uncertain tax positions, compared to $1.7 million as of March 31, 2012 and 2011. No penalties have been accrued.

Although the timing and outcome of income tax audits is highly uncertain, it is possible that certain unrecognized tax benefits may be reduced as a result of the lapse of the applicable statutes of limitations in federal, state, and foreign jurisdictions within the next twelve months. Currently, we cannot reasonably estimate the amount of reductions, if any, during the next twelve months. Any such reduction could be impacted by other changes in unrecognized tax benefits.

We and our subsidiaries are subject to taxation in various foreign and state jurisdictions, including the U.S. We are under examination by the Internal Revenue Service for our 2010 tax year and the California Franchise Tax Board for our 2007 and 2008 tax years. Foreign income tax matters for material tax jurisdictions have been concluded for tax years prior to fiscal year 2006, except the United Kingdom for which tax matters have been concluded for tax years prior to fiscal year 2012.

FINANCIAL CONDITION

The following table summarizes our cash flows from operating, investing, and financing activities for each of the past three fiscal years:

(in thousands)	Fiscal Year Ended March 31,			Change	
Total cash provided by (used for):	**2013**	**2012**	**2011**	**2013 vs. 2012**	**2012 vs. 2011**
Operating activities	$ 125,501	$ 140,448	$ 158,232	$ (14,947)	$ (17,784)
Investing activities	(58,928)	(9,415)	(176,913)	(49,513)	167,498
Financing activities	(46,463)	(198,261)	(55,371)	151,798	(142,890)
Effect of exchange rate changes on cash and cash equivalents	(669)	(810)	1,464	141	(2,274)
Net increase (decrease) in cash and cash equivalents	$ 19,441	$ (68,038)	$ (72,588)		

We use cash provided by operating activities as our primary source of liquidity. We expect that cash provided by operating activities will fluctuate in future periods as a result of a number of factors, including fluctuations in our revenues, the timing of product shipments during the quarter, accounts receivable collections, inventory and supply chain management, and the timing and amount of tax and other payments.

Operating Activities

Net cash provided by operating activities during the year ended March 31, 2013 decreased from the prior year due to the following:

- A decrease in net income
- An increase in current accounts receivable related to higher net revenues in the fourth quarter of fiscal year 2013 compared with the same prior year quarter
- An increase in inventories related primarily to last-time buys from one of our primary chip suppliers

These decreases were partially offset by an increase in accrued liabilities resulting primarily from higher accruals for performance-based compensation in fiscal year 2013 due to higher achievement against targets than in fiscal year 2012.

Net cash provided by operating activities during the year ended March 31, 2012 decreased from the year ended March 31, 2011 due to the following:

- An increase in accounts receivable resulting from the timing of revenues earned during the fourth quarter of fiscal year 2012 compared with the same prior year quarter
- A decrease in accrued liabilities due primarily to lower accruals for performance-based compensation in fiscal year 2012 due to lower achievement against targets than in fiscal year 2011

These decreases were partially offset by an increase in accrued income taxes due to refunds received in fiscal year 2012 related to over-payments made in fiscal year 2011 and the timing of income tax accruals.

Investing Activities

Net cash used for investing activities during the year ended March 31, 2013 increased from the year ended March 31, 2012 due to the following:

- An increase in net cash used for purchases of short- and long-term investments
- An increase in capital expenditures related primarily to the purchase of a new manufacturing facility in Tijuana, Mexico and costs incurred to commence implementation of a new enterprise resource planning ("ERP") system
- The acquisition of all the equity interests in Tonalite B.V. ("Tonalite"), a product and design company specializing in wireless wearable products and miniaturization technology

Net cash used for investing activities during the year ended March 31, 2012 decreased from the year ended March 31, 2011 due to an increase in net proceeds from the sale and maturity of short-term investments. This decrease was partially offset by the following:

- An increase in net cash used for purchases of long-term investments
- A decrease in proceeds from the sale of property, plant and equipment

We anticipate our capital expenditures in fiscal year 2014 to range from $48.0 million to $52.0 million. The increase from fiscal year 2013 is related to continued costs associated with the purchase and related construction of a new manufacturing facility in Mexico. The estimated remaining costs associated with this facility include solar upgrades, labs, and other building furnishings, including furniture and fixtures. We expect to complete the required upgrades and move into the new facility in the first quarter of fiscal year 2014. As part of this move, we will recognize a one-time lease charge of approximately $2.0 million, representing the costs we would otherwise continue to incur under the original terms of the leased facilities we plan to vacate when we move into the new facility. We will also recognize one-time lease charge in the first quarter of fiscal year 2014 of approximately $1.0 million when we exit a leased facility at our Corporate headquarters, which is part of the restructuring program we commenced in the third quarter of fiscal year 2013. In addition, we will continue to incur costs related to the implementation of a new ERP system, which we expect to place in service at the start of our fiscal year 2015. The remainder of the anticipated capital expenditures for fiscal year 2014 consists primarily of building and leasehold improvements at our U.S. headquarters, other IT-related expenditures, and tooling for new products. We will continue to evaluate new business opportunities and new markets; as a result, our future growth within the existing business or new opportunities and markets may dictate the need for additional facilities and capital expenditures to support that growth.

Financing Activities

Net cash used for financing activities during the year ended March 31, 2013 decreased from the year ended March 31, 2012 due to a decrease in the level of common stock repurchases, driven by our participation in accelerated share repurchase ("ASR") agreements in fiscal year 2012 that did not recur in fiscal year 2013. This decrease was partially offset by the following:

- An increase in net cash used to repay all outstanding amounts due under our revolving line of credit
- A decrease in proceeds from employees' exercise of stock options
- An increase in cash dividend payments, resulting from the doubling of our per share cash dividend amounts over prior years

Net cash used for financing activities during the year ended March 31, 2012 increased over the year ended March 31, 2011 due to the following:

- An increase in the level of common stock repurchases, resulting from our participation in ASR agreements
- A decrease in proceeds from employees' exercise of stock options

These increases were partially offset by net proceeds received under our revolving line of credit.

On May 7, 2013, we announced that our Board of Directors ("the Board") declared a cash dividend of $0.10 per share of our common stock, payable on June 10, 2013 to stockholders of record at the close of business on May 20, 2013. We expect to continue paying a quarterly dividend of $0.10 per share of our common stock; however, the actual declaration of dividends and the establishment of record and payment dates are subject to final determination by the Audit Committee of the Board each quarter after its review of our financial performance and financial position.

Liquidity and Capital Resources

Our primary discretionary cash uses have historically been for repurchases of our common stock. At March 31, 2013, we had working capital of $463.0 million, including $345.4 million of cash, cash equivalents, and short-term investments, compared to working capital of $438.0 million, including $334.5 million of cash, cash equivalents, and short-term investments at March 31, 2012. The increase in working capital at March 31, 2013 compared to March 31, 2012 results from the increase in cash and cash equivalents due primarily to a lower volume of common stock repurchases during the fiscal year ended March 31, 2013.

Our cash and cash equivalents as of March 31, 2013 consist of Commercial Paper, U.S. Treasury Bills, and bank deposits with third party financial institutions. We monitor bank balances in our operating accounts and adjust the balances as appropriate. Cash balances are held throughout the world, including substantial amounts held outside of the U.S. As of March 31, 2013, of our $345.4 million of cash, cash equivalents, and short-term investments, $25.2 million is held domestically while $320.2 million is held by foreign subsidiaries. The costs to repatriate our foreign earnings to the U.S. would likely be material; however, our intent is to permanently reinvest our earnings from foreign operations, and our current plans do not require us to repatriate them to fund our U.S. operations as we generate sufficient domestic operating cash flow and have access to external funding under our current revolving line of credit.

Our investments are intended to establish a high-quality portfolio that preserves principal and meets liquidity needs. As of March 31, 2013, our investments are composed of U.S. Treasury Bills, Government Agency Securities, Commercial Paper, U.S. Corporate Bonds, and Certificates of Deposit ("CDs").

From time to time, our Board authorizes programs under which we may repurchase shares of our common stock, depending on market conditions, in the open market or through privately negotiated transactions, including ASR agreements. During the fiscal years ended March 31, 2013, 2012 and 2011, we repurchased 751,706, 8,027,287 and 3,315,000 shares, respectively, of our common stock as part of these publicly announced repurchase programs for a total cost of $23.9 million, $273.8 million, and $105.5 million, respectively. In addition, we withheld 93,206 shares valued at $3.0 million during the fiscal year ended March 31, 2013, compared to 74,732 shares valued at $2.6 million in fiscal year 2012 and an immaterial amount in fiscal year 2011, in satisfaction of employee tax withholding obligations upon the vesting of restricted stock granted under our stock plans.

As of March 31, 2013, there were a total of 881,907 remaining shares authorized for repurchase, all of which are under our program approved by the Board of Directors on August 6, 2012. Refer to Note 12, *Common Stock Repurchases*, of our Notes to Consolidated Financial Statements in this Form 10-K for more information regarding our stock repurchase programs.

On January 2, 2013, December 28, 2011, and December 7, 2010, we retired 5,398,376, 5,000,000, and 4,000,000 shares of treasury stock, respectively, which were returned to the status of authorized but unissued shares. These were non-cash equity transactions under which the cost of the reacquired shares was recorded as a reduction to both retained earnings and treasury stock.

In May 2011, we entered into a Credit Agreement with Wells Fargo Bank, National Association ("the Bank"), as most recently amended in May 2013 to extend its term to May 2016 (as amended, "the Credit Agreement"). The Credit Agreement provides for a $100.0 million unsecured revolving line of credit ("the line of credit") to augment our financial flexibility and, if requested by us, the Bank may increase its commitment thereunder by up to $100.0 million, for a total facility of up to $200.0 million. Any outstanding principal, together with accrued and unpaid interest, is due on the amended maturity date of May 9, 2016 and our obligations under the Credit Agreement are guaranteed by our domestic subsidiaries, subject to certain exceptions. As of March 31, 2013, we had no outstanding borrowings under the line of credit. Loans under the Credit Agreement bear interest at our election (1) at the Bank's announced prime rate less 1.50% per annum, (2) at a daily one month LIBOR rate plus 1.10% per annum, or (3) at an adjusted LIBOR rate, for a term of one, three or six months, plus 1.10% per annum. The line of credit requires us to comply with the following two financial covenant ratios, in each case at each fiscal quarter end and determined on a rolling four-quarter basis:

- Maximum ratio of funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA")
- Minimum EBITDA coverage ratio, which is calculated as interest payments divided by EBITDA

We were in compliance with these financial covenant ratios as of March 31, 2013.

In addition, we and our subsidiaries are required to maintain, on a consolidated basis, unrestricted cash, cash equivalents, and marketable securities plus availability under the Credit Agreement at the end of each fiscal quarter of at least $200.0 million. The line of credit contains affirmative covenants, including covenants regarding the payment of taxes and other liabilities, maintenance of insurance, reporting requirements, and compliance with applicable laws and regulations. The line of credit also contains negative covenants, among other things, limiting our ability to incur debt, make capital expenditures, grant liens, make acquisitions, and make investments. The events of default under the line of credit include payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, and bankruptcy and insolvency events involving us or any of our subsidiaries. As of March 31, 2013, we were in compliance with all covenants under the line of credit.

Our liquidity, capital resources, and results of operations in any period could be affected by repurchases of our common stock, the exercise of outstanding stock options, restricted stock grants under stock plans, and the issuance of common stock under our employee stock purchase plan ("ESPP"). We receive cash from the exercise of outstanding stock options and the issuance of shares under our ESPP; however, the resulting increase in the number of outstanding shares from these equity grants and issuances could affect our earnings per share. We cannot predict the timing or amount of proceeds from the sale or exercise of these securities or whether they will be exercised, forfeited, or expire unexercised.

Based on past performance and current expectations, we believe that our current cash and cash equivalents, short-term investments, cash provided by operations, and the availability of additional funds under the Credit Agreement will be sufficient to support business operations, capital expenditures, contractual obligations, and other liquidity requirements associated with our operations for at least the next twelve months. However, any projections of future financial needs and sources of working capital are subject to uncertainty. See "Certain Forward-Looking Information" and "Risk Factors" in this Annual Report on Form 10-K for factors that could affect our estimates for future financial needs and sources of working capital.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides us with financing and liquidity support, market risk, or credit risk support.

A substantial portion of the raw materials, components, and subassemblies used in our products are provided by our suppliers on a consignment basis. These consigned inventories are not recorded on our consolidated balance sheet until we take possession of and title to the raw materials, components, and subassemblies, which occurs when they are consumed in the production process. Prior to consumption in the production process, our suppliers bear the risk of loss and retain title to the consigned inventory. Consigned inventory not consumed in the production process is returnable to our suppliers in accordance with the terms of our agreements with them. If our suppliers were to discontinue financing consigned inventory, it would require us to make cash outlays and we could incur expenses, including write-downs for excess and obsolete inventory, which, if material, could negatively affect our business and financial results. As of March 31, 2013 and 2012, we had off-balance sheet consigned inventories of $31.3 million and $24.7 million, respectively.

The following table summarizes our future contractual obligations as of March 31, 2013 and the effect that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period				
(in thousands)	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**More than 5 years**
Operating leases	$ 10,878	$ 4,686	$ 3,247	$ 1,377	$ 1,568
Unconditional purchase obligations	182,460	182,231	229	—	—
Total contractual cash obligations	$ 193,338	$ 186,917	$ 3,476	$ 1,377	$ 1,568

Operating Leases

We lease certain facilities under operating leases expiring through our fiscal year 2022. Certain of these leases provide for renewal options for periods ranging from one to three years and in the normal course of business, we exercise the renewal options.

Unconditional Purchase Obligations

We utilize several contract manufacturers to manufacture raw materials, components, and subassemblies for our products. We provide these contract manufacturers with demand information that typically covers periods up to 270 days, and they use this information to acquire components and build products. We also obtain individual components for our products from a wide variety of individual suppliers. Consistent with industry practice, we acquire components through a combination of purchase orders, supplier contracts, and open orders based on projected demand information. As of March 31, 2013, we had outstanding off-balance sheet third-party manufacturing commitments and component purchase commitments of $182.5 million, all of which we expect to consume in the normal course of business.

Unrecognized Tax Benefits

As of March 31, 2013, long-term income taxes payable reported on our consolidated balance sheet included unrecognized tax benefits and related interest of $11.1 million and $2.0 million, respectively. We are unable to reliably estimate the timing of future payments related to unrecognized tax benefits and they are not included in the contractual obligations table above. We do not anticipate any material cash payments associated with our unrecognized tax benefits to be made within the next twelve months.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends, future expectations and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On an ongoing basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2, *Significant Accounting Policies*, of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K. We believe the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

- Revenue Recognition and Related Allowances
- Inventory Valuation
- Product Warranty Obligations
- Income Taxes

Revenue Recognition and Related Allowances

We sell substantially all of our products to end users through distributors, retailers, carriers, and original equipment manufacturers ("OEMs"). Commercial distributors and retailers represent our largest sources of net revenues. Sales through our distribution and retail channels are made primarily under agreements allowing for rights of return and include various sales incentive programs, such as rebates, advertising, price protection, and other sales incentives. We have an established sales history for these arrangements and we record the estimated reserves and allowances at the time the related revenue is recognized. Customer sales returns are estimated based on historical data, relevant current data, and the monitoring of inventory build-up in the distribution channel. The primary factors affecting our reserve for estimated customer sales returns include the general timing of historical returns and estimated return rates. The allowance for sales incentive programs is based on historical experience and contractual terms in the form of payments or sell-through credits. Future market conditions and product transitions may require us to take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Additionally, certain incentive programs require us to estimate, based on historical experience, the specific terms and conditions of the incentive and the estimated number of customers that will actually redeem the incentive.

We have not made any material changes in the accounting methodology we use to measure sales return reserves or incentive allowances during the past three fiscal years. Substantially all credits associated with these activities are processed within the following fiscal year, and therefore, do not require subjective long-term estimates; however, if actual results are not consistent with the assumptions and estimates used, we may be exposed to losses or gains that could be material. If we increased our estimate as of March 31, 2013 by a hypothetical 10%, our sales returns reserve and sales incentive allowance would have increased by approximately $0.9 million and $1.4 million, respectively. Net of the estimated value of the inventory that would be returned, this would have decreased gross profit and net income by approximately $1.8 million and $1.4 million, respectively.

When a sales arrangement contains multiple elements, such as hardware and software products and/or services, we allocate revenue to each element based on relative selling prices. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE"), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements where more-than-incidental software deliverables are included, we allocate revenue to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. Revenue recognized for the software portion of multiple element arrangements was less than 1% of total net revenues for the years ended March 31, 2013 and 2012. As of March 31, 2013 and 2012, total deferred revenue related to the software portion of multiple-element arrangements was $3.1 million and $1.6 million, respectively.

Inventory Valuation

Inventories are valued at the lower of cost or market. The Company writes down inventories that have become obsolete or are in excess of anticipated demand or net realizable value. Our estimate of write downs for excess and obsolete inventory is based on a detailed analysis of on-hand inventory and purchase commitments in excess of forecasted demand. Our products require long-lead time parts available from a limited number of vendors and, occasionally, last-time buys of raw materials for products with long lifecycles. The effects of demand variability, long-lead times, and last-time buys have historically contributed to inventory write-downs. Our demand forecast considers projected future shipments, market conditions, inventory on hand, purchase commitments, product development plans and product life cycle, inventory on consignment, and other competitive factors. Refer to "Off Balance Sheet Arrangements" in this Annual Report on Form 10-K for additional details regarding consigned inventories.

We have not made any material changes in the accounting methodology we use to estimate our inventory write-downs or adverse purchase commitments during the past three fiscal years. If the demand or market conditions for our products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of our inventory, we may be required to record additional inventory write-downs or adverse purchase commitments, which would negatively affect our results of operations in the period the write-downs or adverse purchase commitments were recorded. If we increased our inventory reserve and adverse purchase commitment reserve estimates as of March 31, 2013 by a hypothetical 10%, the reserves and cost of revenues would have each increased by approximately $0.5 million and our net income would have been reduced by approximately $0.4 million.

Product Warranty Obligations

The Company records a liability for the estimated costs of warranties at the time the related revenue is recognized. Factors that affect the warranty obligation include product failure rates, estimated return rates, material usage, and service related costs incurred in correcting product failures. If actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. If we increased our warranty obligation estimate as of March 31, 2013 by a hypothetical 10%, our obligation and the associated cost of revenues would have each increased by approximately $1.3 million and our net income would have been reduced by approximately $1.0 million.

Income Taxes

We are subject to income taxes in the U.S. and foreign jurisdictions and our income tax returns are periodically audited by domestic and foreign tax authorities. These audits may include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years may be subject to audit by the various tax authorities. In evaluating the exposures associated with our various tax filing positions, we record a liability for such exposures. A number of years may elapse before a particular matter for which we have established a liability is audited and fully resolved or clarified.

We recognize the impact of an uncertain income tax position on income tax expense at the largest amount that is more-likely-than-not to be sustained. An unrecognized tax benefit will not be recognized unless it has a greater than 50% likelihood of being sustained. We adjust our tax liability for unrecognized tax benefits in the period in which an uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or when more information becomes available. We recognize interest and penalties related to income tax matters as part of our provision for income taxes.

Our liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and apply judgment to estimate the exposures associated with our various filing positions. Our effective income tax rate is also affected by changes in tax law, the level of earnings and the results of tax audits.

Our provision for income taxes does not include provisions for U.S. income taxes and foreign withholding taxes associated with the repatriation of undistributed earnings of certain foreign operations that we intend to reinvest indefinitely in the foreign operations. If these earnings were distributed to the U.S. in the form of dividends or otherwise, we would be subject to additional U.S. income taxes, subject to an adjustment for foreign tax credits, and foreign withholding taxes. Our current plans do not require repatriation of earnings from foreign operations to fund the U.S. operations because we generate sufficient domestic operating cash flow and have access to external funding under our line of credit. As a result, we do not expect a material impact on our business or financial flexibility with respect to undistributed earnings of our foreign operations.

Although we believe that our judgments and estimates are reasonable, actual results could differ and we may be exposed to losses or gains that could be material.

To the extent we prevail in matters for which a liability has been established, or are required to pay amounts in excess of our established liability, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would generally require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2013, the Financial Accounting Standards Board ("FASB") amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity must present information regarding reclassification adjustments from accumulated other comprehensive income in a single note or on the face of the financial statements. This is required for both annual and interim reporting. We elected to adopt this guidance during the quarter ended March 31, 2013.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discusses our exposure to market risk related to changes in interest rates and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors, including those set forth in Item 1A, Risk Factors.

INTEREST RATE AND MARKET RISK

As of March 31, 2013 and 2012, we reported the following balances in cash and cash equivalents, short-term investments, and long-term investments:

	March 31,	
(in thousands)	**2013**	**2012**
Cash and cash equivalents	$ 228,776	$ 209,335
Short-term investments	$ 116,581	$ 125,177
Long-term investments	$ 80,261	$ 55,347

As of March 31, 2013, our investments were composed of U.S. Treasury Bills, Government Agency Securities, Commercial Paper, and U.S. Corporate Bonds, and Certificates of Deposit ("CDs").

Our investment policy and strategy are focused on preservation of capital and supporting our liquidity requirements. Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. Our investment policy limits the amount of credit exposure to any one issuer and requires investments to be high credit quality, primarily rated A or A2 and above, with the objective of minimizing the potential risk of principal loss. All highly liquid investments with initial maturities of three months or less at the date of purchase are classified as cash equivalents. We classify our investments as either short-term or long-term based on each instrument's underlying effective maturity date. All short-term investments have effective maturities less than 12 months, while all long-term investments have effective maturities greater than 12 months or we do not currently have the ability to liquidate the investments. We may sell our investments prior to their stated maturities for strategic purposes, in anticipation of credit deterioration, or for duration management. No material realized or unrealized net gains or losses were recognized during the years ended March 31, 2013 and 2012.

Interest rates were relatively unchanged in the year ended March 31, 2013 compared to the prior year. During the year ended March 31, 2013, we generated approximately $1.3 million of interest income from our portfolio of cash equivalents and investments, compared to $1.5 million in fiscal year 2012. During the years ended March 31, 2013 and 2012, we did not incur a significant amount of interest expense from outstanding balances under our revolving line of credit. A hypothetical increase or decrease in our interest rates by 10 basis points would have a minimal impact on our interest income or expense.

FOREIGN CURRENCY EXCHANGE RATE RISK

We are exposed to currency fluctuations, primarily in the Euro ("EUR"), Great Britain Pound ("GBP"), Australian Dollar ("AUD"), Mexican Peso ("MX$"), and the Chinese Renminbi ("RMB"). We use a hedging strategy to diminish, and make more predictable, the effect of currency fluctuations. All of our hedging activities are entered into with large financial institutions, which we periodically evaluate for credit risks. We hedge our balance sheet exposure by hedging EUR, GBP, and AUD denominated cash, accounts receivable, and accounts payable balances, and our economic exposure by hedging a portion of anticipated EUR and GBP denominated sales and our MX$ denominated expenditures. We can provide no assurance that our strategy will be successful in the future and that exchange rate fluctuations will not materially adversely affect our business. We do not hold or issues derivative financial instruments for speculative trading purposes.

We experienced immaterial net foreign currency losses in the year ended March 31, 2013. Although we hedge a portion of our foreign currency exchange exposure, the weakening of certain foreign currencies, particularly the EUR and GBP in comparison to the U.S. Dollar ("USD"), could result in material foreign exchange losses in future periods.

Non-designated Hedges

We hedge our EUR, GBP, and AUD denominated cash, accounts receivable, and accounts payable balances by entering into foreign exchange forward contracts.

The table below presents the impact on the foreign exchange gain (loss) of a hypothetical 10% appreciation and a 10% depreciation of the USD against the forward currency contracts as of March 31, 2013 (in millions):

Currency - forward contracts	Position	USD Value of Net Foreign Exchange Contracts	Foreign Exchange Gain From 10% Appreciation of USD	Foreign Exchange (Loss) From 10% Depreciation of USD
EUR	Sell EUR	$ 24.4	$ 2.4	$ (2.4)
GBP	Sell GBP	$ 7.3	$ 0.7	$ (0.7)
AUD	Sell AUD	$ 2.6	$ 0.3	$ (0.3)

Cash Flow Hedges

Approximately 43%, 43%, and 41% of net revenues in fiscal years 2013, 2012, and 2011, respectively, were derived from sales outside of the U.S., which were denominated primarily in EUR and GBP in each of the fiscal years.

As of March 31, 2013, we had foreign currency put and call option contracts with notional amounts of approximately €50.2 million and £19.9 million, denominated in EUR and GBP, respectively. As of March 31, 2012, we also had foreign currency put and call option contracts with notional amounts of approximately €63.7 million and £20.0 million, denominated in EUR and GBP, respectively. Collectively, our option contracts hedge against a portion of our forecasted foreign currency denominated sales.

The table below presents the impact on the Black-Scholes valuation of our currency option contracts of a hypothetical 10% appreciation and a 10% depreciation of the USD against the indicated option contract type for cash flow hedges as of March 31, 2013 (in millions):

Currency - option contracts	USD Value of Net Foreign Exchange Contracts	Foreign Exchange Gain From 10% Appreciation of USD	Foreign Exchange (Loss) From 10% Depreciation of USD
Call options	$ 99.3	$ 0.9	$ (4.8)
Put options	$ 92.0	$ 5.8	$ (1.5)

Collectively, our swap contracts hedge against a portion of our forecasted MX$ denominated expenditures. As of March 31, 2013, we had cross currency swap contracts with notional amounts of approximately MX$325.4 million.

The table below presents the impact on the valuation of our cross-currency swap contracts of a hypothetical 10% appreciation and a 10% depreciation of the USD as of March 31, 2013 (in millions):

Currency - cross-currency swap contracts	USD Value of Cross-Currency Swap Contracts	Foreign Exchange (Loss) From 10% Appreciation of USD	Foreign Exchange Gain From 10% Depreciation of USD
Position: Buy MX$	$ 25.2	$ (2.3)	$ 2.9

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Plantronics, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Plantronics, Inc. and its subsidiaries at March 30, 2013 and March 31, 2012, and the results of their operations, their comprehensive income, and their cash flows for each of the three years in the period ended March 30, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 30, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
May 24, 2013

PLANTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	March 31,	
	2013	**2012**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 228,776	$ 209,335
Short-term investments	116,581	125,177
Accounts receivable, net	128,209	111,771
Inventory, net	67,435	53,713
Deferred tax assets	10,120	11,090
Other current assets	15,369	13,088
Total current assets	566,490	524,174
Long-term investments	80,261	55,347
Property, plant and equipment, net	99,111	76,159
Goodwill and purchased intangibles, net	16,440	14,388
Other assets	2,303	2,402
Total assets	$ 764,605	$ 672,470
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 37,067	$ 34,126
Accrued liabilities	66,419	52,067
Total current liabilities	103,486	86,193
Deferred tax liabilities	1,742	8,673
Long-term income taxes payable	12,005	12,150
Revolving line of credit	—	37,000
Other long-term liabilities	925	1,210
Total liabilities	118,158	145,226
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Preferred stock, $0.01 par value per share; 1,000 shares authorized, no shares outstanding	—	—
Common stock, $0.01 par value per share; 100,000 shares authorized, 43,296 shares and 47,160 shares issued at 2013 and 2012, respectively	757	741
Additional paid-in capital	612,283	557,218
Accumulated other comprehensive income	5,567	6,357
Retained earnings	28,344	115,358
Total stockholders' equity before treasury stock	646,951	679,674
Less: Treasury stock (common: 13 shares and 4,648 shares at 2013 and 2012, respectively) at cost	(504)	(152,430)
Total stockholders' equity	646,447	527,244
Total liabilities and stockholders' equity	$ 764,605	$ 672,470

The accompanying notes are an integral part of these consolidated financial statements.

PLANTRONICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Fiscal Year Ended March 31,		
	2013	2012	2011
Net revenues	$ 762,226	$ 713,368	$ 683,602
Cost of revenues	359,045	329,017	321,846
Gross profit	403,181	384,351	361,756
Operating expenses:			
Research, development and engineering	80,373	69,664	63,183
Selling, general and administrative	182,445	173,334	163,389
Gain from litigation settlement	—	—	(5,100)
Restructuring and other related charges	2,266	—	(428)
Total operating expenses	265,084	242,998	221,044
Operating income	138,097	141,353	140,712
Interest and other income (expense), net	328	1,249	(56)
Income before income taxes	138,425	142,602	140,656
Income tax expense	32,023	33,566	31,413
Net income	$ 106,402	$ 109,036	$ 109,243
Earnings per common share:			
Basic	$ 2.55	$ 2.48	$ 2.29
Diluted	$ 2.49	$ 2.41	$ 2.21
Shares used in computing earnings per common share:			
Basic	41,748	44,023	47,713
Diluted	42,738	45,265	49,344
Cash dividends declared per common share	0.40	0.20	0.20

The accompanying notes are an integral part of these consolidated financial statements.

PLANTRONICS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Fiscal Year Ended March 31,		
	2013	2012	2011
Net income	$ 106,402	$ 109,036	$ 109,243
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	(261)	(788)	1,613
Unrealized gains (losses) on cash flow hedges:			
Unrealized cash flow hedge gains (losses) arising during the year	3,379	2,888	(3,573)
Net (gains) losses reclassified into income for revenue hedges	(3,306)	2,353	(2,423)
Net (gains) losses reclassified into income for cost of revenues hedges	(628)	377	(423)
Net unrealized (losses) gains on cash flow hedges	$ (555)	$ 5,618	$ (6,419)
Unrealized gains (losses) on investments:			
Unrealized holding gains during the year	26	64	29
Net losses reclassified into income	—	(10)	(22)
Net unrealized gains on investments	$ 26	$ 54	$ 7
Other comprehensive income (loss)	(790)	4,884	(4,799)
Comprehensive income	$ 105,612	$ 113,920	$ 104,444

The accompanying notes are an integral part of these consolidated financial statements.

PLANTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended March 31,		
	2013	**2012**	**2011**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 106,402	$ 109,036	$ 109,243
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	16,219	13,760	16,275
Stock-based compensation	18,350	17,481	15,873
Provision for (benefit from) doubtful accounts and sales allowances	430	758	(8)
Provision for excess and obsolete inventories	1,576	2,222	1,099
Deferred income taxes	984	(3,497)	1,030
Excess tax benefit from stock-based compensation	(2,722)	(7,043)	(5,747)
Amortization of premium on investments, net	1,126	1,554	578
Other operating activities	693	683	(5)
Changes in assets and liabilities, net of effect of acquisition:			
Accounts receivable, net	(16,335)	(9,402)	(15,086)
Inventory, net	(14,811)	606	12,962
Current and other assets	(6,056)	(67)	(2,280)
Accounts payable	2,778	131	10,216
Accrued liabilities	9,641	(4,303)	9,873
Income taxes	7,226	18,529	4,209
Cash provided by operating activities	125,501	140,448	158,232
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of short-term investments	39,423	78,554	28,034
Proceeds from maturities of short-term investments	184,115	189,131	114,495
Purchase of short-term investments	(145,103)	(176,941)	(263,260)
Proceeds from sales of long-term investments	17,048	9,935	664
Purchase of long-term investments	(113,175)	(90,954)	(48,870)
Capital expenditures and other assets	(39,310)	(19,140)	(18,667)
Acquisition, net of cash acquired	(1,926)	—	—
Proceeds from sale of property, plant and equipment and assets held for sale	—	—	9,066
Proceeds received from sale of AEG segment	—	—	1,625
Cash used for investing activities	(58,928)	(9,415)	(176,913)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchase of common stock	(23,931)	(273,791)	(105,522)
Proceeds from issuances under stock-based compensation plans	31,865	43,123	54,301
Employees' tax withheld and paid for restricted stock and restricted stock units	(3,047)	(2,596)	(194)
Proceeds from revolving line of credit	18,000	68,500	—
Repayments of revolving line of credit	(55,000)	(31,500)	—
Payment of cash dividends	(17,072)	(9,040)	(9,703)
Excess tax benefit from stock-based compensation	2,722	7,043	5,747
Cash used for financing activities	(46,463)	(198,261)	(55,371)
Effect of exchange rate changes on cash and cash equivalents	(669)	(810)	1,464
Net increase (decrease) in cash and cash equivalents	19,441	(68,038)	(72,588)
Cash and cash equivalents at beginning of year	209,335	277,373	349,961
Cash and cash equivalents at end of year	$ 228,776	$ 209,335	$ 277,373
SUPPLEMENTAL DISCLOSURES			
Cash paid for income taxes	$ 29,953	$ 20,752	$ 29,180
Transfers from long-term investments to short-term investments	$ 71,235	$ 64,853	$ —

The accompanying notes are an integral part of these consolidated financial statements.

PLANTRONICS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Treasury	Total Stockholders'
	Shares	Amount	Capital	Income	Earnings	Stock	Equity
Balances at March 31, 2010	48,870	$ 695	$ 428,407	$ 6,272	$ 195,293	$ (59,333)	$ 571,334
Net income	—	—	—	—	109,243	—	109,243
Foreign currency translation adjustments	—	—	—	1,613	—	—	1,613
Net unrealized losses on cash flow hedges, net of tax	—	—	—	(6,419)	—	—	(6,419)
Net unrealized gains on investments, net of tax	—	—	—	7	—	—	7
Proceeds from issuances under stock-based compensation plans	2,792	25	50,428	—	—	3,848	54,301
Repurchase of restricted common stock	(26)	—	—	—	—	—	—
Cash dividends	—	—	—	—	(9,703)	—	(9,703)
Stock-based compensation	—	—	15,873	—	—	—	15,873
Tax benefit from stock-based awards	—	—	4,319	—	—	—	4,319
Repurchase of common stock	(3,315)	—	—	—	—	(105,522)	(105,522)
Employees' tax withheld and paid for restricted stock and restricted stock units	(6)	—	—	—	—	(194)	(194)
Retirement of treasury stock	—	—	—	—	(102,365)	102,365	—
Balances at March 31, 2011	48,315	720	499,027	1,473	192,468	(58,836)	634,852
Net income	—	—	—	—	109,036	—	109,036
Foreign currency translation adjustments	—	—	—	(788)	—	—	(788)
Net unrealized gains on cash flow hedges, net of tax	—	—	—	5,618	—	—	5,618
Net unrealized gains on investments, net of tax	—	—	—	54	—	—	54
Proceeds from issuances under stock-based compensation plans	2,359	21	37,415	—	—	5,687	43,123
Repurchase of restricted common stock	(60)	—	—	—	—	—	—
Cash dividends	—	—	—	—	(9,040)	—	(9,040)
Stock-based compensation	—	—	17,481	—	—	—	17,481
Tax benefit from stock-based awards	—	—	3,295	—	—	—	3,295
Repurchase of common stock	(8,027)	—	—	—	—	(273,791)	(273,791)
Employees' tax withheld and paid for restricted stock and restricted stock units	(75)	—	—	—	—	(2,596)	(2,596)
Retirement of treasury stock	—	—	—	—	(177,106)	177,106	—
Balances at March 31, 2012	42,512	741	557,218	6,357	115,358	(152,430)	527,244
Net income	—	—	—	—	106,402	—	106,402
Foreign currency translation adjustments	—	—	—	(261)	—	—	(261)
Net unrealized losses on cash flow hedges, net of tax	—	—	—	(555)	—	—	(555)
Net unrealized gains on investments, net of tax	—	—	—	26	—	—	26
Proceeds from issuances under stock-based compensation plans	1,730	16	29,289	—	—	2,560	31,865
Repurchase of restricted common stock	(114)	—	—	—	—	—	—
Cash dividends	—	—	—	—	(17,072)	—	(17,072)
Stock-based compensation	—	—	18,350	—	—	—	18,350
Tax benefit from stock-based awards	—	—	1,260	—	—	—	1,260
Repurchase of common stock	(752)	—	—	—	—	(23,931)	(23,931)
Employees' tax withheld and paid for restricted stock and restricted stock units	(93)	—	—	—	—	(3,047)	(3,047)
Adjustment related to expired stock options			6,166	—	—	—	6,166
Retirement of treasury stock	—	—	—	—	(176,344)	176,344	—
Balances at March 31, 2013	43,283	$ 757	$ 612,283	$ 5,567	$ 28,344	$ (504)	$ 646,447

The accompanying notes are an integral part of these consolidated financial statements.

1. THE COMPANY

Plantronics, Inc. ("Plantronics" or "the Company") is a leading worldwide designer, manufacturer, and marketer of lightweight communications headsets, telephone headset systems, and accessories for the business and consumer markets under the Plantronics brand. In addition, the Company manufactures and markets specialty products under its Clarity brand, such as telephones for the hearing impaired, and other related products for people with special communication needs. The Company operates its business as one segment.

Founded in 1961, Plantronics is incorporated in the state of Delaware and trades on the New York Stock Exchange under the ticker symbol "PLT".

2. SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates and Assumptions

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). In connection with the preparation of our financial statements, the Company is required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, net revenues, expenses, and the related disclosures. The Company bases its assumptions, estimates, and judgments on historical experience, current trends, future expectations, and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. On an ongoing basis, the Company reviews its accounting policies, assumptions, estimates, and judgments, including those related to revenue and related reserves and allowances, inventory valuation, product warranty obligations, the useful lives of long-lived assets including property, plant and equipment and intangible assets, investment fair values, stock-based compensation, goodwill, income taxes, contingencies, and restructuring charges, to ensure that the consolidated financial statements are presented fairly and in accordance with U.S. GAAP. Because future events and their effects cannot be determined with certainty, actual results could differ from the Company's assumptions and estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Plantronics and its wholly owned subsidiaries. The Company has included the results of operations of acquired companies from the date of acquisition. All intercompany balances and transactions have been eliminated.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to the last day of March. Fiscal years 2013, 2012, and 2011 each consisted of 52 weeks and ended on March 30, 2013, March 31, 2012, and April 2, 2011, respectively. For purposes of presentation, the Company has indicated its accounting fiscal year as ending on March 31.

Financial Instruments

Cash, Cash Equivalents and Investments

All highly liquid investments with initial stated maturities of three months or less at the date of purchase are classified as cash equivalents. The Company classifies its investments as either short-term or long-term based on each instrument's underlying effective maturity date and reasonable expectations with regard to sales and redemptions of the instruments. All short-term investments have effective maturities less than 12 months, while all long-term investments have effective maturities greater than 12 months or the Company does not currently have the ability to liquidate the investments. The Company may sell its investments prior to their stated maturities for strategic purposes, in anticipation of credit deterioration, or for duration management.

As of March 31, 2013, all investments were classified as available-for-sale, with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income ("AOCI") in stockholders' equity. The specific identification method is used to determine the cost of disposed securities, with realized gains and losses reflected in interest and other income (expense), net.

For investments with an unrealized loss, the factors considered in the review include the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, and whether the Company would be required to sell an investment due to liquidity or contractual reasons before its anticipated recovery.

Foreign Currency Derivatives

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. Derivative foreign currency call and put option contracts are valued using pricing models that use observable inputs. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The Company enters into foreign exchange forward contracts to reduce the impact of foreign currency fluctuations on assets and liabilities denominated in currencies other than the functional currency of the reporting entity. These foreign exchange forward contracts are not subject to the hedge accounting provisions of the Derivatives and Hedging Topic of the FASB ASC, but are carried at fair value with changes in the fair value recorded within interest and other income (expense), net in the consolidated statements of operations in accordance with the Foreign Currency Matters Topic of the FASB ASC. Gains and losses on these contracts are intended to offset the impact of foreign exchange rate changes on the underlying foreign currency denominated assets and liabilities, and therefore, do not subject the Company to material balance sheet risk.

The Company has significant international revenues and costs denominated in foreign currencies, subjecting it to foreign currency risk. The Company purchases foreign currency exchange contracts that qualify as cash flow hedges, with maturities of 12 months or less, to reduce the volatility of cash flows related primarily to forecasted revenue and intercompany transactions denominated in certain foreign currencies. All outstanding derivatives are recognized on the balance sheet at fair value. The effective portion of the designated derivative's gain or loss is initially reported as a component of AOCI and is subsequently reclassified into the financial statement line item in which the hedged item is recorded in the same period the forecasted transaction affects earnings.

The Company does not hold or issue derivative financial instruments for speculative trading purposes. Plantronics enters into derivatives only with counterparties that are among the largest United States ("U.S.") banks, ranked by assets, in order to minimize its credit risk and to date, no such counterparty has failed to meet its financial obligations under such contracts.

Provision for Doubtful Accounts

The Company maintains a provision for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Plantronics regularly performs credit evaluations of its customers' financial conditions and considers factors such as historical experience, credit quality, age of the accounts receivable balances, geographic or country-specific risks, and economic conditions that may affect a customer's ability to pay.

Inventory and Related Reserves

Inventories are valued at the lower of cost or market. The Company writes down inventories that have become obsolete or are in excess of anticipated demand or net realizable value. Our estimate of write downs for excess and obsolete inventory is based on a detailed analysis of on-hand inventory and purchase commitments in excess of forecasted demand. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. Shipping and handling costs incurred in connection with the sale of products are included in cost of revenues.

A substantial portion of the raw materials, components and subassemblies used in the Company's products are provided by its suppliers on a consignment basis. These consigned inventories are not recorded on the Company's consolidated balance sheet until it takes possession of and title to the raw materials, components, and subassemblies, which occurs when they are consumed in the production process. Prior to consumption in the production process, the Company's suppliers bear the risk of loss and retain title to the consigned inventory. Consigned inventory not consumed in the production process is returnable to the Company's suppliers in accordance with the terms of the Company's agreements with them. If the Company were to purchase all or a material portion of the materials and components consigned by its suppliers, the Company could incur unanticipated expenses, including write-downs for excess and obsolete inventory. As of March 31, 2013 and 2012, the off-balance sheet consigned inventory balances were $31.3 million and $24.7 million, respectively.

Product Warranty Obligations

The Company records a liability for the estimated costs of warranties at the time the related revenue is recognized. The specific warranty terms and conditions range from one to two years starting from the delivery date to the end user and vary depending upon the product sold and the country in which the Company does business. Factors that affect the warranty obligations include product failure rates, estimated return rates, the amount of time lapsed from the date of sale to the date of return, material usage, and service delivery costs incurred in correcting product failures.

Goodwill and Purchased Intangibles

Goodwill has been measured as the excess of the cost of acquisition over the amount assigned to tangible and identifiable intangible assets acquired less liabilities assumed. At least annually, in the fourth quarter of each fiscal year or more frequently if indicators of impairment exist, management performs a review to determine if the carrying value of goodwill is impaired. The identification and measurement of goodwill impairment involves the estimation of fair value at the Company's reporting unit level. The Company determines its reporting units by assessing whether discrete financial information is available and if segment management regularly reviews the results of that component. The Company has determined it has one reporting unit.

The Company performs an initial assessment of qualitative factors to determine whether the existence of events and circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of relevant events and circumstances, the Company determines that it is more likely than not that the fair value of the reporting unit exceeds its carrying value and there is no indication of impairment, no further testing is performed; however, if the Company concludes otherwise, the first step of the two-step impairment test must be performed by estimating the fair value of the reporting unit and comparing it with its carrying value, including goodwill.

Intangible assets other than goodwill are carried at cost and amortized over their estimated useful lives. The Company reviews identifiable finite-lived intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its ultimate disposition. Measurement of any impairment loss is based on the amount by which the carrying value of the asset exceeds its fair market value.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which range from two to thirty years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term. Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the assets.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company recognizes an impairment charge in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to the asset group. No material impairment losses were incurred in the periods presented.

Fair Value Measurements

All financial assets and liabilities and non-financial assets and liabilities are recognized or disclosed at fair value in the financial statements. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1

The Company's Level 1 financial assets consist of money market funds and U.S. Treasury Bills. Level 1 financial liabilities consist of derivative contracts that have closed but have not settled.

The fair value of Level 1 financial instruments is measured based on the quoted market price of identical securities.

Level 2

The Company's Level 2 financial assets and liabilities consist of Government Agency Securities, Commercial Paper, U.S. Corporate Bonds, Certificates of Deposit ("CDs"), and derivative foreign currency call and put option contracts.

The fair value of Level 2 investment securities is determined based on other observable inputs, including multiple non-binding quotes from independent pricing services. Non-binding quotes are based on proprietary valuation models that are prepared by the independent pricing services and use algorithms based on inputs such as observable market data, quoted market prices for similar securities, issuer spreads, and internal assumptions of the broker. The Company corroborates the reasonableness of non-binding quotes received from the independent pricing services using a variety of techniques depending on the underlying instrument, including: (i) comparing them to actual experience gained from the purchases and maturities of investment securities, (ii) comparing them to internally developed cash flow models based on observable inputs, and (iii) monitoring changes in ratings of similar securities and the related impact on fair value.

The fair value of Level 2 derivative foreign currency call and put option contracts is determined using pricing models that use observable market inputs.

Level 3
The fair value of Level 3 financial instruments is determined using inputs that are unobservable and reflect the Company's estimate of assumptions that market participants would use in pricing the asset or liability. The Company had no Level 3 assets or liabilities as of March 31, 2013 or 2012.

Revenue Recognition

The Company sells substantially all of its products to end users through distributors, retailers, carriers, and original equipment manufacturers ("OEMs"). The Company's revenue is derived from the sale of headsets, telephone headset systems, and accessories for the business and consumer markets and is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured. These criteria are usually met at the time of product shipment; however, the Company defers revenue when any significant obligations remain and to date this has accounted for less than 1% of the Company's net revenues. Customer purchase orders and/or contracts are used to determine the existence of an arrangement. Product is considered delivered once it has been shipped and title and risk of loss have been transferred to the customer. The Company assesses whether a price is fixed or determinable based upon the selling terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company assesses collectibility based on a customer's credit quality, historical experience, and geographic or country-specific risks and economic conditions that may affect a customer's ability to pay.

Sales through retail and distribution channels are made primarily under agreements or commitments allowing for rights of return and include various sales incentive programs, such as rebates, advertising, price protection, and other sales incentives. The Company has an established sales history for these arrangements and records the estimated reserves and allowances at the time the related revenue is recognized. Sales return reserves are estimated based on historical data, relevant current data, and the monitoring of inventory build-up in the distribution channel. The allowance for sales incentive programs is based on historical experience and contractual terms or commitments in the form of lump sum payments or sell-through credits.

When a sales arrangement contains multiple elements, such as hardware and software products and/or services, the Company allocates revenue to each element based on relative selling prices. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE"), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements where more-than-incidental software deliverables are included, the Company allocates revenue to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising expense for the years ended March 31, 2013, 2012 and 2011 was $3.6 million, $2.6 million, and $2.4 million, respectively.

Income Taxes

Deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The Company records a valuation allowance against particular deferred income tax assets if it is more likely than not that those assets will not be realized. The provision for income taxes comprises the Company's current tax liability and changes in deferred income tax assets and liabilities.

Significant judgment is required in evaluating the Company's uncertain tax positions and determining its provision for income taxes. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties. The Company follows the tax law ordering to determine when excess tax benefits have been realized.

The Company is subject to income taxes in the U.S. and foreign jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities.

Earnings Per Share

Basic earnings per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period, less common stock subject to repurchase. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during the period. Potentially dilutive common shares include shares issuable upon the exercise of outstanding stock options, the vesting of awards of restricted stock, and the estimated shares to be purchased under the Company's employee stock purchase plan ("ESPP"), which are reflected in diluted earnings per share by application of the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of stock-based compensation cost for future services that the Company has not yet recognized, and the amount of tax benefit that would be recorded in additional paid-in capital upon exercise are assumed to be used to repurchase shares.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to income, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders' equity but are excluded from net income. Accumulated other comprehensive income, as presented in the accompanying consolidated balance sheets, consists of foreign currency translation adjustments, unrealized gains and losses on derivatives designated as cash flow hedges, net of tax, and unrealized gains and losses on marketable securities classified as available-for-sale, net of tax.

Foreign Operations and Currency Translation

The functional currency of the Company's foreign sales and marketing offices, except as noted in the following paragraph, is the local currency of the respective operations. For these foreign operations, the Company translates assets and liabilities into U.S. dollars using the period-end exchange rates in effect as of the balance sheet date and translates revenues and expenses using the average monthly exchange rates. The resulting cumulative translation adjustments are included in accumulated other comprehensive income, a separate component of stockholders' equity in the accompanying consolidated balance sheets.

The functional currency of the Company's European finance, sales and logistics headquarters in the Netherlands, sales office and warehouse in Japan, manufacturing facilities in Tijuana, Mexico, and logistic and research and development facilities in China, is the U.S. Dollar. For these foreign operations, assets and liabilities denominated in foreign currencies are re-measured at the period-end or historical rates, as appropriate. Revenues and expenses are re-measured at average monthly rates, which the Company believes to be a fair approximation of actual rates. Currency transaction gains and losses are recognized in current operations.

Stock-Based Compensation Expense

The Company applies the provisions of the Compensation – Stock Compensation Topic of the FASB ASC, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors based on estimated fair values. The Company recognizes the grant-date fair value of stock-based compensation as compensation expense using the straight-line attribution approach over the service period for which the stock-based compensation is expected to vest.

The Company uses the "with and without" approach in determining the order in which tax attributes are utilized. As a result, the Company only recognizes a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. When tax deductions from stock-based awards are less than the cumulative book compensation expense, the tax effect of the resulting difference ("shortfall") is charged first to additional paid-in capital to the extent of the Company's pool of windfall tax benefits, with any remainder recognized in income tax expense. The Company has determined that it had a sufficient windfall pool available through the end of fiscal year 2013 to absorb any shortfalls. In addition, the Company accounts for the indirect effects of stock-based awards on other tax attributes, such as the research tax credit, through the consolidated statements of income.

Treasury Shares

From time to time, the Company repurchases shares of its common stock, depending on market conditions, in the open market or through privately negotiated transactions, in accordance with programs authorized by the Board of Directors. Repurchased shares are held as treasury stock until such time as they are retired or re-issued. Retirements of treasury stock are non-cash equity transactions in which the reacquired shares are returned to the status of authorized but unissued shares and the cost is recorded as a reduction to both retained earnings and treasury stock. The stock repurchase programs are intended to offset the impact of dilution resulting from the Company's stock-based compensation programs.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term and long-term investments, and trade accounts receivable.

Plantronics' investment policy limits investments to highly-rated securities. In addition, the Company limits the amount of credit exposure to any one issuer and restricts placement of these investments to issuers evaluated as creditworthy. As of March 31, 2013 and 2012, the Company's investments were composed of U.S. Treasury Bills, Government Agency Securities, Commercial Paper, U.S. Corporate Bonds, and CDs.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers that comprise the Company's customer base and their dispersion across different geographies and markets. As of March 31, 2013 there was one customer whose outstanding accounts receivable balance was 10.3% of the Company's snet accounts receivable balance. No customer accounted for 10% or more of total net accounts receivable for the fiscal year ended March 31, 2012. The Company does not believe other significant concentrations of credit risk exist. Plantronics performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers. The Company maintains a provision for doubtful accounts based upon expected collectibility of all accounts receivable.

Certain inventory components required by the Company are only available from a limited number of suppliers. The rapid rate of technological change and the necessity of developing and manufacturing products with short lifecycles may intensify these risks. The inability to obtain components as required, or to develop alternative sources, as required in the future, could result in delays or reductions in product shipments, which in turn could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2013, the FASB amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity must present information regarding reclassification adjustments from accumulated other comprehensive income in a single note or on the face of the financial statements. This is required for both annual and interim reporting. The Company has elected to adopt this guidance during the quarter ended March 31, 2013.

4. CASH, CASH EQUIVALENTS, AND INVESTMENTS

The following table presents the Company's cash, cash equivalents and investments as of March 31, 2013 and 2012:

(in thousands)	March 31, 2013				March 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents:								
Cash	$ 118,881	$ —	$ —	$118,881	$ 147,338	$ —	$ —	$147,338
Cash equivalents	109,895	—	—	109,895	61,996	2	(1)	61,997
Total Cash and cash equivalents	$ 228,776	$ —	$ —	$228,776	$ 209,334	$ 2	$ (1)	$209,335
Short-term investments:								
U.S. Treasury Bills and Government Agency Securities	$ 66,092	$ 18	$ (3)	$ 66,107	$ 61,898	$ 22	$ (24)	$ 61,896
Commercial Paper	15,670	9	—	15,679	20,041	1	(3)	20,039
Corporate Bonds	34,766	31	(2)	34,795	38,300	60	(4)	38,356
Certificates of Deposit ("CDs")	—	—	—	—	4,883	3	—	4,886
Total Short-term investments	$ 116,528	$ 58	$ (5)	$116,581	$ 125,122	$ 86	$ (31)	$125,177
Long-term investments:								
U.S. Treasury Bills and Government Agency Securities	$ 55,317	$ 42	$ (1)	$ 55,358	$ 29,814	$ 24	$ (1)	$ 29,837
Corporate Bonds	23,878	23	(3)	23,898	25,507	29	(26)	25,510
CDs	1,002	3	—	1,005	—	—	—	—
Total Long-term investments	$ 80,197	$ 68	$ (4)	$ 80,261	$ 55,321	$ 53	$ (27)	$ 55,347
Total cash, cash equivalents and investments	$ 425,501	$ 126	$ (9)	$425,618	$ 389,777	$ 141	$ (59)	$389,859

As of March 31, 2013 and 2012, all of the Company's investments are classified as available-for-sale securities. The carrying value of available-for-sale securities included in cash equivalents approximates fair value because of the short maturity of those instruments.

The following table summarizes the amortized cost and fair value of the Company's cash equivalents, short-term investments and long-term investments, classified by stated maturity as of March 31, 2013 and 2012:

(in thousands)	March 31, 2013		March 31, 2012	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$ 226,423	$ 226,476	$ 187,118	$ 187,174
Due in 1 to 3 years	80,197	80,261	55,321	55,347
Total	$ 306,620	$ 306,737	$ 242,439	$ 242,521

The Company did not incur any material realized or unrealized net gains or losses for the fiscal years ended March 31, 2013 and 2012.

5. FAIR VALUE MEASUREMENTS

The following table represents the Company's fair value hierarchy for its financial assets and liabilities:

Fair Values as of March 31, 2013:

(in thousands)	Level 1	Level 2	Total
Cash and cash equivalents:			
Cash	$ 118,881	$ —	$ 118,881
U.S. Treasury Bills	104,995	—	104,995
Commercial Paper	—	4,900	4,900
Short-term investments:			
U.S. Treasury Bills and Government Agency Securities	7,243	58,864	66,107
Commercial Paper	—	15,679	15,679
Corporate Bonds	—	34,795	34,795
Long-term investments:			
U.S. Treasury Bills and Government Agency Securities	22,904	32,454	55,358
Corporate Bonds	—	23,898	23,898
CDs	—	1,005	1,005
Other current assets:			
Derivative assets	—	1,665	1,665
Total assets measured at fair value	$ 254,023	$ 173,260	$ 427,283
Accrued liabilities:			
Derivative liabilities	$ 3	$ 291	$ 294

Fair Values as of March 31, 2012:

(in thousands)	Level 1	Level 2	Total
Cash and cash equivalents:			
Cash	$ 147,338	$ —	$ 147,338
U.S. Treasury Bills	50,000	—	50,000
Commercial Paper	—	11,997	11,997
Short-term investments:			
U.S. Treasury Bills and Government Agency Securities	12,898	48,998	61,896
Commercial Paper	—	20,039	20,039
Corporate Bonds	—	38,356	38,356
CDs	—	4,886	4,886
Long-term investments:			
U.S. Treasury Bills and Government Agency Securities	6,647	23,190	29,837
Corporate Bonds	—	25,510	25,510
Other current assets:			
Derivative assets	—	2,658	2,658
Total assets measured at fair value	$ 216,883	$ 175,634	$ 392,517
Accrued liabilities:			
Derivative liabilities	$ 7	$ 714	$ 721

There were no transfers between fair value measurement levels during the years ended March 31, 2013 and 2012.

Refer to Note 15, *Foreign Currency Derivatives*, which discloses the nature of the Company's derivative assets and liabilities as of March 31, 2013 and 2012.

6. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Accounts receivable, net:

(in thousands)	March 31, 2013	March 31, 2012
Accounts receivable	$ 151,250	$ 133,233
Provisions for returns	(8,957)	(7,613)
Provisions for promotions and rebates	(13,675)	(12,756)
Provisions for doubtful accounts and sales allowances	(409)	(1,093)
Accounts receivable, net	$ 128,209	$ 111,771

Inventory, net:

(in thousands)	March 31, 2013	March 31, 2012
Raw materials	$ 28,743	$ 14,062
Work in process	82	2,740
Finished goods	38,610	36,911
Inventory, net	$ 67,435	$ 53,713

Property, plant, and equipment, net:

(in thousands)	March 31, 2013	March 31, 2012
Land	$ 13,961	$ 6,531
Buildings and improvements (useful life: 7-30 years)	72,263	67,417
Machinery and equipment (useful life: 2-10 years)	88,538	90,643
Software (useful life: 5-6 years)	30,538	28,951
Construction in progress	16,101	2,323
	221,401	195,865
Accumulated depreciation and amortization	(122,290)	(119,706)
Property, plant and equipment, net	$ 99,111	$ 76,159

Depreciation and amortization expense for fiscal years 2013, 2012, and 2011 was $15.8 million, $13.3 million, and $13.7 million, respectively. Included in depreciation and amortization expense in fiscal year 2013 is an immaterial amount of accelerated amortization in connection with restructuring activity in fiscal year 2013 related to leasehold improvement assets with no alternative future use.

Included in Software are unamortized capitalized software costs of $6.1 million and $6.7 million at March 31, 2013 and 2012, respectively. Amortization expense related to capitalized software costs in fiscal years 2013, 2012, and 2011 was $2.9 million, $3.1 million, and $3.1 million, respectively.

Accrued liabilities:

(in thousands)	March 31, 2013	March 31, 2012
Employee compensation and benefits	$ 29,796	$ 24,458
Warranty obligation	13,410	13,346
Accrued advertising and sales and marketing	3,735	1,317
Income taxes payable	3,376	222
Restructuring and other related charges [1]	1,165	—
Accrued other	14,937	12,724
Accrued liabilities	$ 66,419	$ 52,067

(1) Refer to Note 8, *Restructuring and Other Related Charges*, for more information regarding the Company's restructuring activity.

Changes in the warranty obligation, which are included as a component of accrued liabilities in the consolidated balance sheets, are as follows:

(in thousands)	Year ended March 31, 2013	Year ended March 31, 2012
Warranty obligation at beginning of year	$ 13,346	$ 11,016
Warranty provision relating to products shipped during the year	16,287	17,061
Deductions for warranty claims processed	(16,223)	(14,731)
Warranty obligation at end of year	$ 13,410	$ 13,346

7. GOODWILL AND PURCHASED INTANGIBLE ASSETS

Goodwill

Goodwill as of March 31, 2013 and March 31, 2012 was $15.5 million and $14.0 million, respectively. The increase in goodwill relates to the Company's acquisition of all the equity interests in Tonalite B.V. ("Tonalite"), a product and design company that specialized in wireless wearable products and miniaturization technology, during the year ended March 31, 2013. This acquisition was not material to the Company's consolidated financial statements.

In fiscal years 2013 and 2012, for purposes of the annual goodwill impairment test, the Company determined there to be no reporting units below its operating segment; therefore, the annual goodwill impairment analysis was performed at the segment level in both of these years.

In the fourth quarter of fiscal years 2013 and 2012, the Company evaluated qualitative factors that may affect the fair value of the reporting unit and concluded there to be no indication of goodwill impairment.

Purchased Intangible Assets

The following table presents the carrying value of purchased intangible assets with remaining net book values as of March 31, 2013 and 2012:

	March 31, 2013			March 31, 2012			
(in thousands)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount	Useful Life
Technology	$ 1,000	$ (133)	$ 867	$ —	$ —	$ —	5 years
Customer relationships	1,705	(1,624)	81	1,705	(1,322)	383	8 years
Total	$ 2,705	$ (1,757)	$ 948	$ 1,705	$ (1,322)	$ 383	

Amortization expense relating to intangible assets was immaterial for fiscal years 2013 and 2012, and was $2.6 million for fiscal year 2011.

During the fourth quarter of fiscal year 2011, the Company finalized a long-term product development strategy and in doing so, evaluated the extent to which acquired technology would be used in future products. As part of this analysis, the Company elected to abandon certain of its acquired technology and therefore, recorded $1.4 million in accelerated amortization expense in the fourth quarter of fiscal year 2011 to reflect the revised estimate of the asset's useful life. This accelerated amortization expense was recorded in cost of revenues in the Company's consolidated statements of operations.

8. RESTRUCTURING AND OTHER RELATED CHARGES

The Company accounts for restructuring costs in accordance with the Exit or Disposal Cost Obligations and Compensation - Nonretirement Postemployment Benefits Topics of the FASB ASC. The Company initiated a restructuring plan during the third quarter of fiscal year 2013. Under the plan, the Company eliminated certain positions in the U.S., Mexico, China, and Europe, and transitioned some of these positions to lower cost locations. The Company also plans to vacate a portion of a leased facility at its corporate headquarters in the first quarter of fiscal year 2014. The Company expects to incur total pre-tax charges of approximately $3.1 million in connection with this plan.

The pre-tax charges incurred during fiscal year 2013 included $1.9 million for severance and related benefits and an immaterial amount of accelerated amortization expense on leasehold improvement assets with no alternative future use. The Company expects to record $1.0 million for lease termination costs and the remaining accelerated depreciation on leasehold improvements when it exits the facility in the first quarter of fiscal year 2014. The Company anticipates that the plan will be substantially complete by the end of the first quarter of fiscal year 2014.

9. COMMITMENTS AND CONTINGENCIES

Minimum Future Rental Payments

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of March 31, 2013 are as follows:

Fiscal Year Ending March 31,	(in thousands)
2014	$ 4,686
2015	1,913
2016	1,334
2017	727
2018	650
Thereafter	1,568
Total minimum future rental payments	$ 10,878

Total rent expense for operating leases was approximately $5.6 million, $5.9 million, and $5.6 million in fiscal years 2013, 2012, and 2011, respectively.

Unconditional Purchase Obligations

The Company purchases services and components from a variety of suppliers and manufacturers. During the normal course of business and to manage manufacturing operations and general and administrative activities, the Company may enter into firm, non-cancelable, and unconditional purchase obligations for which amounts are not recorded in the consolidated balance sheets. Such unconditional purchase obligations totaled $182.5 million as of March 31, 2013.

Other Guarantees and Obligations

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, purchasers of assets or subsidiaries and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company's breach of agreements or representations and warranties made by the Company, services to be provided by the Company, intellectual property infringement claims made by third parties or, with respect to the sale of assets or a subsidiary, matters related to the Company's conduct of the business and tax matters prior to the sale. From time to time, the Company indemnifies customers against combinations of loss, expense, or liability arising from various triggering events relating to the sale and use of its products and services. In addition, Plantronics also provides protection to customers against claims related to undiscovered liabilities, additional product liability, or environmental obligations. In addition, the Company has entered into indemnification agreements with its directors and certain of its officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors and officers in certain circumstances. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements might not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in the consolidated financial statements.

Claims and Litigation

On October 12, 2012, GN Netcom, Inc. sued Plantronics, Inc. in the U.S. District Court for the District of Delaware, alleging violations of the Sherman Act, the Clayton Act, and Delaware common law. In its complaint, GN specifically alleges four causes of action: Monopolization, Attempted Monopolization, Concerted Action in Restraint of Trade, and Tortious Interference with Business Relations. GN claims that Plantronics dominates the market for headsets sold into contact centers in the United States and that a critical channel for sales of headsets to contact centers is through a limited network of specialized independent distributors ("SIDs"). GN asserts that Plantronics attracts SIDs through Plantronics Only Distributor Agreements and the use of these agreements is allegedly illegal. The Company denies each of the allegations in the complaint and is vigorously defending itself. Given the preliminary nature of the case, the Company is unable to estimate an amount or range of any reasonably possible losses resulting from these allegations.

In addition, the Company is involved in various legal proceedings arising in the normal course of conducting business. For such legal proceedings, where applicable, the Company has accrued an amount that reflects the aggregate liability deemed probable and estimable, but this amount is not material to the Company's financial condition, results of operations, or cash flows. The Company is not able to estimate an amount or range of any reasonably possible additional losses because of the preliminary nature of many of these proceedings, the difficulty in ascertaining the applicable facts relating to many of these proceedings, the variable treatment of claims made in many of these proceedings, and the difficulty of predicting the settlement value of many of these proceedings; however, based upon the Company's historical experience, the resolution of these proceedings is not expected to have a material effect on the Company's financial condition, results of operations or cash flows. The Company may incur substantial legal fees, which are expensed as incurred, in defending against these legal proceedings.

10. CREDIT AGREEMENT

On May 9, 2011, the Company entered into a credit agreement with Wells Fargo Bank, National Association ("the Bank"), which was most recently amended on May 3, 2013 to extend its term to May 9, 2016 (as amended, "the Credit Agreement") with the Bank. The Credit Agreement provides for a $100.0 million unsecured revolving line of credit ("line of credit") and, if requested by the Company, the Bank may increase its commitment thereunder by up to $100.0 million, for a total facility size of up to $200.0 million. As of March 31, 2013, the Company had no outstanding borrowings under the line of credit, compared with $37.0 million as of March 31, 2012.

Loans under the Credit Agreement bear interest at the election of the Company (i) at the Bank's announced prime rate less 1.50% per annum, (ii) at a daily one month LIBOR rate plus 1.10% per annum or (iii) at an adjusted LIBOR rate, for a term of one, three or six months, plus 1.10% per annum. Interest on the loans is payable quarterly in arrears. In addition, the Company pays a fee equal to 0.20% per annum on the average daily unused amount of the line of credit, which is payable quarterly in arrears.

Principal, together with accrued and unpaid interest, is due on the amended maturity date, May 9, 2016. The Company may prepay the loans and terminate the commitments in whole at any time, without premium or penalty, subject to reimbursement of certain costs in the case of LIBOR loans.

The Company's obligations under the Credit Agreement are guaranteed by the Company's domestic subsidiaries, subject to certain exceptions.

The line of credit requires the Company to comply with a maximum ratio of funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") and a minimum EBITDA coverage ratio, in each case at each fiscal quarter end and determined on a rolling four-quarter basis. In addition, the Company and its subsidiaries are required to maintain unrestricted cash, cash equivalents, and marketable securities plus availability under the Credit Agreement at the end of each fiscal quarter of at least $200.0 million.

The line of credit contains affirmative covenants, including covenants regarding the payment of taxes and other liabilities, maintenance of insurance, reporting requirements, and compliance with applicable laws and regulations. The line of credit also contains negative covenants, among other things, limiting, subject to certain monetary thresholds, the ability of the Company to incur debt, make capital expenditures, grant liens, make acquisitions, and make investments. The events of default under the line of credit include payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, and bankruptcy and insolvency events involving the Company or any of its subsidiaries. The Company was in compliance with all covenants at March 31, 2013.

11. STOCK PLANS AND STOCK-BASED COMPENSATION

Stock Plans

Stock options granted subsequent to September 2007 vest over a three-year period. Options granted from September 2004 to September 2007 vested over a four-year period. Restricted stock grants have vesting periods over three or four years, depending on the size of the grant. The Management Equity Committee is authorized to make option and restricted stock grants to employees who are not senior executives pursuant to guidelines approved by the Compensation Committee and subject to quarterly reporting to the Compensation Committee. The Company currently grants options and restricted stock from only the 2003 Stock Plan. The Company settles stock option exercises and releases of vested restricted stock with newly issued common shares.

2003 Stock Plan

In June 2003, the Board of Directors ("Board") and stockholders adopted the Plantronics, Inc. 2003 Stock Plan ("2003 Stock Plan"). The 2003 Stock Plan, which will continue in effect until terminated by the Board, allows for the issuance of the Company's common stock through the granting of non-qualified stock options, restricted stock awards, and restricted stock units. As of March 31, 2013, there have been 12,900,000 shares of common stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) cumulatively reserved since inception of the 2003 Stock Plan for issuance to employees, directors, and consultants of Plantronics.

Under the 2003 Stock Plan, the exercise price of stock options may not be less than 100% of the fair market value of the Company's common stock on the date of grant. The term of an option may not exceed 7 years from the date it is granted.

Awards of restricted stock and restricted stock units with a per share or per unit purchase price less than the fair market value on the grant date that were granted from July 26, 2006 through August 4, 2011 are counted against the total number of shares issuable under the Plan as 2.5 shares for every 1 share subject thereto. No participant shall receive restricted stock awards in any fiscal year having an aggregate initial value greater than $2.0 million, and no participant shall receive restricted stock units in any fiscal year having an aggregate initial value greater than $2.0 million.

At March 31, 2013, options to purchase 2,146,033 shares of common stock and 951,247 shares of unvested restricted stock were outstanding, and there were 3,121,721 shares available for future grant under the 2003 Stock Plan.

1993 Stock Option Plan

In September 1993, the Board adopted the Plantronics, Inc. 1993 Stock Option Plan ("1993 Stock Option Plan"). Under the 1993 Stock Option Plan, 22,927,726 shares of common stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization, or certain corporate reorganizations) were cumulatively reserved for issuance to employees and consultants of Plantronics. The 1993 Stock Option Plan, which allowed for the issuance of the Company's common stock through the granting of incentive stock options as well as non-qualified stock options, had a term of 10 years; therefore, the authority to grant new options under the 1993 Stock Option Plan expired in September 2003. At March 31, 2013, options to purchase 269,041 shares of common stock remained outstanding under the 1993 Stock Option Plan.

2002 ESPP

On June 10, 2002, the Board adopted the 2002 Employee Stock Purchase Plan ("ESPP"), which was approved by the stockholders on July 17, 2002, to provide eligible employees with an opportunity to purchase the Company's common stock through payroll deductions. The ESPP qualifies under Section 423 of the Internal Revenue Code. Under the ESPP, which is effective until terminated by the Board, the purchase price of the Company's common stock is equal to 85% of the lesser of the closing price of the common stock on (i) the first day of the offering period or (ii) the last day of the offering period. Each offering period is six months long. There were 158,596, 182,209, and 170,376 shares issued under the ESPP in fiscal years 2013, 2012, and 2011, respectively. At March 31, 2013, there were 459,214 shares reserved for future issuance under the ESPP. The total cash received from employees as a result of stock issuances under the ESPP during fiscal year 2013 was $4.8 million, net of taxes.

Stock-based Compensation

The following table summarizes the amount of stock-based compensation expense included in the consolidated statements of operations for the periods presented:

(in thousands)	Fiscal Year Ended March 31, 2013	2012	2011
Cost of revenues	$ 2,020	$ 2,212	$ 2,202
Research, development and engineering	4,842	3,917	3,765
Selling, general and administrative	11,488	11,352	9,906
Stock-based compensation expense included in operating expenses	16,330	15,269	13,671
Total stock-based compensation	18,350	17,481	15,873
Income tax benefit	(5,479)	(5,463)	(4,892)
Total stock-based compensation expense, net of tax	$ 12,871	$ 12,018	$ 10,981

Stock Plan Activity

Stock Options

The following is a summary of the Company's stock option activity during fiscal year 2013:

	Options Outstanding			
	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at March 31, 2012	3,304	$ 26.47		
Options granted	428	$ 33.23		
Options exercised	(1,110)	$ 24.37		
Options forfeited or expired	(207)	$ 34.45		
Outstanding at March 31, 2013	2,415	$ 27.96	3.6	$ 39,206
Vested and expected to vest at March 31, 2013	2,388	$ 27.89	3.6	$ 38,919
Exercisable at March 31, 2013	1,713	$ 25.56	2.7	$ 31,918

The total intrinsic values of options exercised during fiscal years 2013, 2012, and 2011 were $15.6 million, $27.6 million, and $26.2 million, respectively. Intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price at the time of option exercise. The total cash received from employees as a result of employee stock option exercises during fiscal year 2013 was $27.0 million, net of taxes. The total net tax benefit attributable to stock options exercised during the year ended March 31, 2013 was $5.2 million.

As of March 31, 2013, the total unrecognized compensation cost related to unvested stock options was $6.3 million and is expected to be recognized over a weighted average period of 1.9 years.

Restricted Stock

Restricted stock consists of awards of restricted stock and restricted stock units ("RSUs"). The following is a summary of the Company's restricted stock activity during fiscal year 2013:

	Number of Shares	Weighted Average Grant Date Fair Value
	(in thousands)	
Non-vested at March 31, 2012	815	$ 33.37
Restricted stock granted	584	$ 32.22
Restricted stock vested	(254)	$ 31.24
Restricted stock forfeited	(120)	$ 32.59
Non-vested at March 31, 2013	1,025	$ 33.34

The weighted average grant-date fair value of restricted stock is based on the quoted market price of the Company's common stock on the date of grant. The weighted average grant-date fair values of restricted stock granted during fiscal years 2013, 2012 and 2011 were $32.22, $36.37, and $33.54, respectively. The total grant-date fair values of restricted stock that vested during fiscal years 2013, 2012, and 2011 were $7.9 million, $5.5 million, and $3.1 million, respectively.

As of March 31, 2013, the total unrecognized compensation cost related to non-vested restricted stock awards was $21.3 million and is expected to be recognized over a weighted average period of 2.5 years.

Restricted stock granted during fiscal year 2013 included 74,298 shares of RSUs granted under a special stock inducement plan to former employees of Tonalite in connection with the Company's acquisition of all the equity interests in Tonalite during the year. The RSUs vest annually over four years, subject to the continued employment of the RSU holder on each vesting date. As future services are required, the fair value of the RSUs was not included in the acquisition consideration and the associated expense will be recognized over the post-acquisition requisite service period.

Valuation Assumptions

The Company estimates the fair value of stock options and ESPP shares using a Black-Scholes option valuation model. At the date of grant, the Company estimated the fair value of each stock option grant and purchase right granted under the ESPP using the following weighted average assumptions:

	Employee Stock Options			ESPP		
Fiscal Year Ended March 31,	**2013**	**2012**	**2011**	**2013**	**2012**	**2011**
Expected volatility	41.8%	45.3%	45.7%	32.4%	37.3%	38.7%
Risk-free interest rate	0.6%	1.0%	1.4%	0.1%	0.1%	0.2%
Expected dividends	1.2%	0.6%	0.6%	1.0%	0.6%	0.6%
Expected life (in years)	4.3	4.0	4.2	0.5	0.5	0.5
Weighted-average grant date fair value	$ 10.31	$ 12.06	$ 11.92	$ 9.00	$ 8.69	$ 8.67

The expected stock price volatility for the years ended March 31, 2013, 2012, and 2011 was determined based on an equally weighted average of historical and implied volatility. Implied volatility is based on the volatility of the Company's publicly traded options on its common stock with terms of six months or less. The Company determined that a blend of implied volatility and historical volatility is more reflective of market conditions and a better indicator of expected volatility than using exclusively historical volatility. The expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The dividend yield assumption is based on our current dividend and the market price of our common stock at the date of grant.

12. COMMON STOCK REPURCHASES

From time to time, the Board authorizes programs under which the Company may repurchase shares of its common stock, depending on market conditions, in the open market or through privately negotiated transactions. Repurchased shares are held as treasury stock until such time they are retired or re-issued. During the years ended March 31, 2013, 2012, and 2011, the Company repurchased 751,706, 8,027,287, and 3,315,000 shares of its common stock, respectively, for a total cost of $23.9 million, $273.8 million, and $105.5 million, respectively. All repurchases in fiscal years 2013 and 2011 were made in the open market. Of the total 8,027,287 shares repurchased in fiscal year 2012, 4,327,770 shares were repurchased in privately negotiated transactions and 3,699,517 shares were repurchased in the open market. Repurchases by the Company pursuant to the Board authorized programs during fiscal years 2013, 2012, and 2011 are discussed in detail below. As of March 31, 2013, there remained 881,907 shares authorized for repurchase under the program approved by the Board on August 6, 2012.

Open Market Repurchases

Under the Board authorized programs, during the years ended March 31, 2013, 2012, and 2011, the Company repurchased 751,706, 3,699,517, and 3,315,000 shares of its common stock, respectively, in the open market for a total cost of $23.9 million, $123.8 million, and $105.5 million, respectively, and an average price per share of $31.84, $33.46, and $31.83, respectively. The Company financed the repurchases using a combination of funds generated from operations and borrowings under its revolving line of credit.

Privately Negotiated Transactions

Pursuant to a Board authorized accelerated share repurchase ("ASR") program, the Company entered into three separate Master Confirmation and Supplemental Confirmations ("the ASR Agreements") with Goldman, Sachs & Co. ("Goldman") during the year ended March 31, 2012. Under the ASR Agreements, the Company paid Goldman $150.0 million in exchange for delivery of 4,327,770 shares during the year ended March 31, 2012 at an average price per share of $34.66, which was based on the volume-weighted average price of the Company's common stock during the terms of the ASR Agreements, less a discount.

In addition, the Company withheld shares valued at $3.0 million during the year ended March 31, 2013, compared to $2.6 million in fiscal year 2012 and an immaterial amount in fiscal year 2011, in satisfaction of employee tax withholding obligations upon the vesting of restricted stock granted under the Company's stock plans. The amounts withheld were equivalent to the employees' minimum statutory tax withholding requirements and are reflected as a financing activity within the Company's consolidated statements of cash flows. These share withholdings have the effect of share repurchases by the Company because they reduce the number of shares outstanding as a result of the vesting.

Treasury Stock Retirement

During the years ended March 31, 2013, 2012, and 2011, the Company retired 5,398,376, 5,000,000, and 4,000,000 shares of treasury stock, respectively, at a total value of $176.3 million, $177.1 million, and $102.4 million, respectively. These were non-cash equity transactions in which the cost of the reacquired shares was recorded as a reduction to both retained earnings and treasury stock. These shares were returned to the status of authorized but unissued shares.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, net of associated tax impacts, were as follows:

(in thousands)	March 31, 2013	March 31, 2012
Accumulated unrealized gain on cash flow hedges	$ 1,349	$ 1,904
Accumulated foreign currency translation adjustments	4,131	4,392
Accumulated unrealized gain on investments	87	61
Accumulated other comprehensive income	$ 5,567	$ 6,357

14. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution benefit plan under Section 401(k) of the Internal Revenue Code, which covers substantially all U.S. employees. Eligible employees may contribute pre-tax amounts to the plan through payroll withholdings, subject to certain limitations. Under the plan, the Company currently matches 50% of the first 6% of employees' compensation and provides a non-elective Company contribution equal to 3% of base salary. All matching contributions are currently 100% vested immediately. The Company reserves the right to modify its policies at any time, including increasing, decreasing, or eliminating contribution matching and vesting requirements. Total Company contributions in fiscal years 2013, 2012, and 2011 were $4.0 million, $3.8 million, and $3.7 million, respectively.

15. FOREIGN CURRENCY DERIVATIVES

The Company's foreign currency derivatives consist primarily of foreign currency forward exchange contracts, option contracts, and cross-currency swaps. The derivatives expose the Company to credit risk to the extent the counterparties may be unable to meet the terms of the derivative instrument. The Company's maximum exposure to loss due to credit risk that it would incur if parties to derivative contracts failed completely to perform according to the terms of the contracts was equal to the carrying value of the Company's derivative contracts as of March 31, 2013. The Company seeks to mitigate such risk by limiting its counterparties to large financial institutions. In addition, the Company monitors, on an ongoing basis, the potential risk of loss with any one counterparty resulting from this type of credit risk. Refer to Note 5, *Fair Value Measurements*, for disclosure of the Company's fair value hierarchy for its derivative instruments.

Non-Designated Hedges

As of March 31, 2013, the Company had foreign currency forward contracts denominated in EUR, GBP and Australian Dollars ("AUD"). These forward contracts hedge against a portion of the Company's foreign currency-denominated cash, accounts receivable, and accounts payable balances. The following table summarizes the notional value of the Company's outstanding foreign exchange currency contracts and approximate U.S. Dollar equivalent ("USD Equivalent") at March 31, 2013:

	Local Currency (in thousands)	USD Equivalent (in thousands)	Position	Maturity
EUR	19,000	$ 24,371	Sell EUR	1 month
GBP	4,800	$ 7,277	Sell GBP	1 month
AUD	2,500	$ 2,598	Sell AUD	1 month

Foreign currency transactions, net of the effect of hedging activity on forward contracts, resulted in immaterial losses in fiscal year 2013 and immaterial gains in fiscal years 2012 and 2011, which are included in interest and other income (expense), net in the consolidated statements of operations.

Cash Flow Hedges

On a monthly basis, the Company enters into option contracts with a one-year term. The Company does not purchase options for trading purposes. As of March 31, 2013, the Company had foreign currency put and call option contracts of approximately €50.2 million and £19.9 million. As of March 31, 2012, the Company had foreign currency put and call option contracts of approximately €63.7 million and £20.0 million.

In fiscal year 2013, a realized gain of $3.4 million on cash flow hedges was recognized in net revenues in the consolidated statement of operations. In fiscal years 2012 and 2011, a realized loss of $2.4 million and realized gains of $2.5 million, respectively, on cash flow hedges were recognized in net revenues in the consolidated statements of operations. An immaterial gain, net of tax, in AOCI as of March 31, 2013 is expected to be reclassified to net revenues during the next 12 months due to the recognition of the hedged forecasted sales.

The Company hedges expenditures denominated in Mexican Peso ("MX$"), which are designated as cash flow hedges and are accounted for under the hedge accounting provisions of the Derivatives and Hedging Topic of the FASB ASC. The Company hedges a portion of the forecasted MX$ denominated expenditures with a cross-currency swap. The effective portion of the hedge gain or loss is initially reported as a component of AOCI and subsequently reclassified into cost of revenues when the hedged exposure affects operations. Any ineffective portion of related gains or losses is immediately recorded in the consolidated statements of operations. As of March 31, 2013 and 2012, the Company had foreign currency swap contracts of approximately MX$325.4 million and MX$317.5 million, respectively.

In fiscal years 2013, 2012, and 2011, there were no material realized gains or losses on MX$ cash flow hedges recognized in cost of revenues in the consolidated statements of operations and there were no material gains in AOCI as of March 31, 2013 to be recognized during the next 12 months due to the recognition of the hedged forecasted expenditures.

The following table summarizes the notional value of the Company's outstanding MX$ currency swaps and approximate USD Equivalent at March 31, 2013:

	Local Currency	USD Equivalent	Position	Maturity
	(in thousands)	(in thousands)		
MX$	325,400	25,222	Buy MX$	Monthly over 12 months

The amounts in the tables below include fair value adjustments related to the Company's own credit risk and counterparty credit risk.

Fair Value of Derivative Contracts

The fair value of derivative contracts under the Derivatives and Hedging Topic of the FASB ASC was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Accrued Liabilities	
(in thousands)	**March 31, 2013**	**March 31, 2012**	**March 31, 2013**	**March 31, 2012**
Foreign exchange contracts designated as cash flow hedges	$ 1,665	$ 2,658	$ 294	$ 721

Effect of Designated Derivative Contracts on Accumulated Other Comprehensive Income

The following table represents only the balance of designated derivative contracts under the Derivatives and Hedging Topic of the FASB ASC as of March 31, 2013 and 2012 and the pre-tax impact of designated derivative contracts on accumulated other comprehensive income ("OCI") for fiscal years ended March 31, 2013 and 2012:

(in thousands)	Gain (loss) included in AOCI as of March 31, 2012	Amount of gain (loss) recognized in AOCI (effective portion)	Amount of gain (loss) reclassified from AOCI to income (loss) (effective portion)	Gain (loss) included in AOCI as of March 31, 2013
Foreign exchange contracts designated as cash flow hedges	$ 1,937	$ 3,441	$ 4,007	$ 1,371

(in thousands)	Gain (loss) included in AOCI as of March 31, 2011	Amount of gain (loss) recognized in AOCI (effective portion)	Amount of gain (loss) reclassified from AOCI to income (loss) (effective portion)	Gain (loss) included in AOCI as of March 31, 2012
Foreign exchange contracts designated as cash flow hedges	$ (3,814)	$ 2,951	$ (2,800)	$ 1,937

Effect of Designated Derivative Contracts on the Consolidated Statements of Operations

The effect of designated derivative contracts under the Derivatives and Hedging Topic of the FASB ASC on results of operations recognized in interest and other income (expense), net in the consolidated statements of operations was as follows:

	Fiscal Year Ended March 31,		
(in thousands)	2013	2012	2011
Gain (loss) on foreign exchange contracts designated as cash flow hedges	$ 4,007	$ (2,800)	$ 2,917

Effect of Non-Designated Derivative Contracts on the Consolidated Statements of Operations

The effect of non-designated derivative contracts under the Derivatives and Hedging Topic of the FASB ASC on results of operations recognized in interest and other income (expense), net in the consolidated statements of operations was as follows:

	Fiscal Year Ended March 31,		
(in thousands)	2013	2012	2011
Gain (loss) on foreign exchange contracts	$ 1,065	$ 1,009	$ (1,800)

16. INCOME TAXES

Income tax expense for fiscal years 2013, 2012, and 2011 consisted of the following:

(in thousands)	Fiscal Year Ended March 31,		
	2013	2012	2011
Current:			
Federal	$ 25,530	$ 23,844	$ 22,601
State	2,452	2,719	1,077
Foreign	4,777	5,080	5,888
Total current provision for income taxes	32,759	31,643	29,566
Deferred:			
Federal	(586)	2,324	475
State	(474)	(569)	1,262
Foreign	324	168	110
Total deferred benefit for income taxes	(736)	1,923	1,847
Income tax expense	$ 32,023	$ 33,566	$ 31,413

The components of income before income taxes for fiscal years 2013, 2012, and 2011 are as follows:

(in thousands)	Fiscal Year Ended March 31,		
	2013	2012	2011
United States	$ 80,875	$ 79,589	$ 75,426
Foreign	57,550	63,013	65,230
Income before income taxes	$ 138,425	$ 142,602	$ 140,656

The following is a reconciliation between statutory federal income taxes and the income tax expense for fiscal years 2013, 2012, and 2011:

(in thousands)	Fiscal Year Ended March 31,		
	2013	2012	2011
Tax expense at statutory rate	$ 48,449	$ 49,911	$ 49,229
Foreign operations taxed at different rates	(15,244)	(16,973)	(16,308)
State taxes, net of federal benefit	1,978	2,149	2,340
Research and development credit	(3,380)	(1,392)	(3,234)
Other, net	220	(129)	(614)
Income tax expense	$ 32,023	$ 33,566	$ 31,413

The effective tax rate for fiscal years 2013, 2012, and 2011 was 23.1%, 23.5%, and 22.3% respectively. The effective tax rate for fiscal year 2013 is lower than the previous year due primarily to the increased benefit from the U.S. federal research tax credit in fiscal year 2013, offset by a smaller proportion of income earned in foreign jurisdictions that is taxed at lower rates. The U.S. federal research credit was reinstated in January 2013 retroactively to January 2012; therefore, the effective tax rate for fiscal year 2013 includes the benefit of the credit earned in the fourth quarter of fiscal 2012 compared to the benefit of the credit for only three quarters in fiscal 2012.

In comparison to fiscal year 2011, the increase in the effective tax rate for fiscal year 2012 was due primarily to the reduced benefit from the U.S. federal research tax credit because the credit expired in December 2011; therefore, the effective tax rate in fiscal year 2012 included the benefit of the credit for only three quarters.

The effective tax rate for fiscal years 2013, 2012, and 2011 differs from the statutory rate due to the impact of foreign operations taxed at different statutory rates, income tax credits, state taxes, and other factors. The future tax rate could be impacted by a shift in the mix of domestic and foreign income, tax treaties with foreign jurisdictions, changes in tax laws in the U.S. or internationally, or a change in estimate of future taxable income which could result in a valuation allowance being required.

The Company's provision for income taxes does not include provisions for U.S. income taxes and foreign withholding taxes associated with the repatriation of undistributed earnings of certain foreign operations that it intends to reinvest indefinitely in the foreign operations. Permanently reinvested foreign earnings were approximately $545.6 million at March 31, 2013. The determination of the tax liability that would be incurred if these amounts were remitted back to the U.S. is not practical but would likely be material. If these earnings were distributed to the U.S. in the form of dividends or otherwise, the Company would be subject to additional U.S. income taxes, subject to an adjustment for foreign tax credits and foreign withholding taxes. The Company's current plans do not require repatriation of earnings from foreign operations to fund the U.S. operations because it generates sufficient domestic operating cash flow and has access to external funding under its line of credit. As a result, the Company does not expect a material impact on its business or financial flexibility with respect to undistributed earnings of its foreign operations.

Deferred tax assets and liabilities represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of March 31, 2013 and 2012 are as follows:

	March 31,	
(in thousands)	**2013**	**2012**
Accruals and other reserves	$ 7,983	$ 9,822
Net operating loss carry forward	5,956	6,317
Stock compensation	8,199	1,388
Other deferred tax assets	3,643	3,561
Valuation allowance	(5,984)	(6,088)
Total deferred tax assets	19,797	15,000
Deferred gains on sales of properties	(1,756)	(1,881)
Purchased intangibles	(11)	(143)
Unremitted earnings of certain subsidiaries	(3,064)	(3,064)
Fixed asset depreciation	(4,402)	(5,309)
Other deferred tax liabilities	(2,186)	(2,186)
Total deferred tax liabilities	(11,419)	(12,583)
Net deferred tax assets	$ 8,378	$ 2,417

The Company evaluates its deferred tax assets, including a determination of whether a valuation allowance is necessary, based upon its ability to utilize the assets using a more likely than not analysis. Deferred tax assets are only recorded to the extent that they are realizable based upon past and future income. The Company has a long established earnings history with taxable income in its carryback years and forecasted future earnings. The Company has concluded no valuation allowance is required, except for the specific items discussed below.

The valuation allowance of $6.0 million as of March 31, 2013 was related to the net operating losses of a foreign subsidiary with an insufficient history of earnings to support the realization of the deferred tax asset and for another foreign subsidiary with uncertain utilization of research incentives.

The impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more likely than not to be sustained. An uncertain income tax position will not be recognized unless it has a greater than 50% likelihood of being sustained. As of March 31, 2013, 2012, and 2011, the Company had $11.1 million, $11.1 million, and $10.5 million, respectively, of unrecognized tax benefits. The unrecognized tax benefits as of March 31, 2013 would favorably impact the effective tax rate in future periods if recognized.

A reconciliation of the change in the amount of gross unrecognized income tax benefits for the periods is as follows:

(in thousands)	March 31, 2013	2012	2011
Balance at beginning of period	$ 11,141	$ 10,458	$ 11,201
Increase (decrease) of unrecognized tax benefits related to prior years	(117)	116	(960)
Increase of unrecognized tax benefits related to the current year	2,430	2,074	2,185
Reductions to unrecognized tax benefits related to lapse of applicable statute of limitations	(2,382)	(1,507)	(1,968)
Balance at end of period	$ 11,072	$ 11,141	$ 10,458

The Company's continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The interest related to unrecognized tax benefits was $2.0 million and $1.7 million as of March 31, 2013 and 2012, respectively. No penalties have been accrued.

The Company and its subsidiaries are subject to taxation in various foreign and state jurisdictions, including the U.S. The Company is under examination by the Internal Revenue Service for its 2010 tax year and the California Franchise Tax Board for its 2007 and 2008 tax years. Foreign income tax matters for material tax jurisdictions have been concluded for tax years prior to fiscal 2006, except for the United Kingdom, which has been concluded for tax years prior to fiscal year 2012.

The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations; however, the outcome of such examinations cannot be predicted with certainty. If any issues addressed in the tax examinations are resolved in a manner inconsistent with the Company's expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs. Although timing of any resolution and/or closure of tax examinations is not certain, the Company does not believe it is reasonably possible that its unrecognized tax benefits would materially change in the next twelve months.

17. COMPUTATION OF EARNINGS PER COMMON SHARE

The Company has a share-based compensation plan under which employees may be granted share-based awards, including shares of restricted stock on which non-forfeitable dividends are paid on unvested shares. As such, shares of restricted stock are considered participating securities under the two-class method of calculating earnings per share as described in the Earnings per Share Topic of the FASB ASC. The two-class method of calculating earnings per share did not have a material impact on the Company's earnings per share calculation as of March 31, 2013, 2012, and 2011.

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands, except earnings per share data)	Fiscal Year Ended March 31, 2013	2012	2011
Numerator:			
Net income	$ 106,402	$ 109,036	$ 109,243
Denominator:			
Weighted average common shares-basic	41,748	44,023	47,713
Dilutive effect of employee equity incentive plans	990	1,242	1,631
Weighted average shares-diluted	42,738	45,265	49,344
Basic earnings per common share	$ 2.55	$ 2.48	$ 2.29
Diluted earnings per common share	$ 2.49	$ 2.41	$ 2.21
Potentially dilutive securities excluded from earnings per diluted share because their effect is anti-dilutive	1,038	1,199	1,606

18. GEOGRAPHIC INFORMATION

The Company designs, manufactures, markets, and sells headsets for business and consumer applications, and other specialty products for the hearing impaired. With respect to headsets, it makes products for use in offices and contact centers, with mobile and cordless phones, and with computers and gaming consoles. Major product categories include "Office and Contact Center", which includes corded and cordless communication headsets, audio processors, and telephone systems; "Mobile", which includes *Bluetooth* and corded products for mobile phone applications; "Gaming and Computer Audio", which includes personal computer ("PC") and gaming headsets; and "Clarity", which includes specialty products marketed for hearing impaired individuals.

The following table presents net revenues by product group:

(in thousands)	Fiscal Year Ended March 31, 2013	2012	2011
Net revenues from unaffiliated customers:			
Office and Contact Center	$ 549,301	$ 531,709	$ 490,472
Mobile	163,460	131,825	137,530
Gaming and Computer Audio	30,747	31,855	36,736
Clarity	18,718	17,979	18,864
Total net revenues	$ 762,226	$ 713,368	$ 683,602

For reporting purposes, revenue is attributed to each geographic region based on the location of the customer. Other than the U.S., no country accounted for 10% or more of the Company's net revenues for the years ended March 31, 2013, 2012, and 2011. The following table presents net revenues by geography:

(in thousands)	Fiscal Year Ended March 31, 2013	2012	2011
Net revenues from unaffiliated customers:			
U.S.	$ 436,447	$ 406,233	$ 400,292
Europe and Africa	181,439	177,157	165,800
Asia Pacific	92,193	78,853	66,419
Americas, excluding U.S.	52,147	51,125	51,091
Total International net revenues	325,779	307,135	283,310
Total net revenues	$ 762,226	$ 713,368	$ 683,602

No customer accounted for 10% or more of total net revenues for fiscal years 2013, 2012, or 2011.

The following table presents long-lived assets by geographic area on a consolidated basis:

(in thousands)	Fiscal Year Ended March 31, 2013	2012
U.S.	$ 62,263	$ 56,420
Mexico	24,033	6,728
Other countries	12,815	13,011
Total long-lived assets	$ 99,111	$ 76,159

19. SUBSEQUENT EVENTS

On May 7, 2013, the Board declared a cash dividend of $0.10 per share of the Company's common stock, payable on June 10, 2013 to stockholders of record on May 20, 2013.

SUPPLEMENTARY QUARTERLY FINANCIAL DATA

(Unaudited)

Each of the Company's fiscal years ends on the Saturday closest to the last day of March. The Company's fiscal years 2013 and 2012 consist of 52 weeks. Our interim fiscal quarters for the first, second, third, and fourth quarter of fiscal year 2013 ended on June 30, 2012, September 29, 2012, December 29, 2012, and March 30, 2013, respectively, and our interim fiscal quarters for the first, second, third, and fourth quarter of fiscal year 2012 ended on July 2, 2011, October 1, 2011, December 31, 2011, and March 31, 2012, respectively. For purposes of presentation, the Company has indicated its accounting fiscal year as ending on March 31 and our interim quarterly periods as ending on the last calendar day of the applicable month end.

	Quarter Ended			
	March 31, 2013	December 31, 2012 [1]	September 30, 2012	June 30, 2012
	(in thousands, except per share data)			
Net revenues	$ 204,179	$ 197,402	$ 179,280	$ 181,365
Gross profit	$ 106,093	$ 102,164	$ 97,228	$ 97,696
Net income	$ 28,709	$ 28,206	$ 25,924	$ 23,563
Basic net income per common share	$ 0.68	$ 0.68	$ 0.62	$ 0.57
Diluted net income per common share	$ 0.67	$ 0.66	$ 0.61	$ 0.55
Cash dividends declared per common share	$ 0.10	$ 0.10	$ 0.10	$ 0.10

	Quarter Ended			
	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
	(in thousands, except per share data)			
Net revenues	$ 177,584	$ 183,236	$ 176,948	$ 175,600
Gross profit	$ 95,115	$ 96,212	$ 98,966	$ 94,058
Net income	$ 23,886	$ 30,898	$ 27,521	$ 26,731
Basic net income per common share	$ 0.57	$ 0.73	$ 0.62	$ 0.57
Diluted net income per common share	$ 0.55	$ 0.71	$ 0.60	$ 0.56
Cash dividends declared per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

[1] We initiated a restructuring plan during the third quarter of fiscal year 2013. Under the plan, we eliminated certain positions in the US., Mexico, China, and Europe, and transitioned some of these positions to lower cost locations. The pre-tax charges incurred during fiscal year 2013 included $1.9 million for severance and related benefits and an immaterial amount of accelerated amortization on leasehold assets with no alternative future use.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with accountants on any matter of accounting principles and practices or financial disclosure.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to Plantronics' management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2013. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued a report on our internal control over financial reporting, which appears on page 46 of this Form 10-K.

Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during the fourth quarter of fiscal year 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding the identification and business experience of our directors under the captions "Nominees" and "Business Experience of Directors" under the main caption "Proposal One – Election of Directors" in our definitive 2013 Proxy Statement for the annual meeting of stockholders to be held on or about August 1, 2013 ("2013 Proxy Statement"), expected to be filed with the Securities and Exchange Commission on or about June 11, 2013, is incorporated in this Item 10 by reference. For information regarding the identification and business experience of our executive officers, see "Employees" at the end of Item 1 in Part I of this Form 10-K. Information regarding the standing audit committee and names of the financial expert(s) in the audit committee, under the caption "Corporate Governance" subhead "Audit Committee" in our 2013 Proxy Statement is incorporated into this Item 10 by reference. Information concerning filing requirements applicable to our executive officers and directors under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2013 Proxy Statement is incorporated into this Item 10 by reference.

Code of Ethics

Plantronics has adopted a Code of Conduct (the "Code"), which applies to all Plantronics' employees, including directors and officers. The Code is posted on the Plantronics' corporate website under the Corporate Governance section of the Company portal (www.plantronics.com). We intend to disclose future amendments to the Code, or any waivers of such provisions granted to executive officers and directors, on this website within four business days following the date of such amendment or waiver.

Stockholders may request a free copy of the Code from our Investor Relations department as follows:

Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060
Attn: Investor Relations
(831) 426-5858

Corporate Governance Guidelines

Plantronics has adopted the Corporate Governance Guidelines, which are available on Plantronics' website under the Corporate Governance portal in the Company section of our website at www.plantronics.com. Stockholders or any interested party may request a free copy of the Corporate Governance Guidelines by contacting us at the address and phone numbers set forth above under "*Code of Ethics.*"

ITEM 11. EXECUTIVE COMPENSATION

The information required under this item is included under the captions "Executive Compensation", "Compensation of Directors", "Report of the Compensation Committee of the Board of Directors" and "Compensation Committee Interlocks and Insider Participation" in our 2013 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is included under the captions "Equity Compensation Plan Information" under the main caption "Proposal Two – Approval of Amendments to the 2003 Stock Plan", and "Security Ownership of Principal Stockholders and Management" under the main caption "Additional Information" in our 2013 Proxy Statement and is incorporated into this Item 12 by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is included under the caption "Corporate Governance" subhead "Director Independence" in the 2013 Proxy Statement and is incorporated into this Item 13 by this reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is included under the caption "Proposal Three - Ratification of Appointment of Independent Registered Public Accounting Firm" in our 2013 Proxy Statement and is incorporated in this Item 14 by this reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Form 10-K:

(1) **Financial Statements.** The following consolidated financial statements and supplementary information and Report of Independent Registered Public Accounting Firm are included in Part II of this Report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(2) **Financial Statement Schedules.**

PLANTRONICS, INC.
SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(in thousands)

	Balance at Beginning of Year	Charged to Expenses or Other Accounts	Deductions	Balance at End of Year
Provision for doubtful accounts and sales allowances:				
Year ended March 31, 2013	$ 1,093	$ 468	$ (1,152)	$ 409
Year ended March 31, 2012	951	758	(616)	1,093
Year ended March 31, 2011	2,279	(8)	(1,320)	951
Provision for returns:				
Year ended March 31, 2013	$ 7,613	$ 21,111	$ (19,767)	$ 8,957
Year ended March 31, 2012	10,437	16,660	(19,484)	7,613
Year ended March 31, 2011	13,812	21,910	(25,285)	10,437
Provision for promotions and rebates:				
Year ended March 31, 2013	$ 12,756	$ 33,343	$ (32,424)	$ 13,675
Year ended March 31, 2012	10,460	34,170	(31,874)	12,756
Year ended March 31, 2011	13,780	36,885	(40,205)	10,460
Inventory reserves:				
Year ended March 31, 2013	$ 5,712	$ 1,089	$ (2,026)	$ 4,775
Year ended March 31, 2012	7,423	2,154	(3,865)	5,712
Year ended March 31, 2011	12,044	1,083	(5,704)	7,423
Warranty obligation:				
Year ended March 31, 2013	$ 13,346	$ 16,287	$ (16,223)	$ 13,410
Year ended March 31, 2012	11,016	17,061	(14,731)	13,346
Year ended March 31, 2011	11,006	14,769	(14,759)	11,016
Valuation allowance for deferred tax assets:				
Year ended March 31, 2013	$ 6,088	$ 89	$ (193)	$ 5,984
Year ended March 31, 2012	5,274	1,259	(445)	6,088
Year ended March 31, 2011	1,399	4,659	(784)	5,274

All other schedules have been omitted because the required information is either not present or not present in the amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

3. Exhibits. See Item 15(b) below.

(b) Exhibits

We have filed, or incorporated by reference into this Report, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(c) Financial Statement Schedules

See Items 8 and 15(a) (2) above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 24, 2013	**PLANTRONICS, INC.**	
	By:	/s/ Ken Kannappan
	Name:	Ken Kannappan
	Title:	*Chief Executive Officer*

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That the undersigned officers and directors of Plantronics, Inc., a Delaware corporation, do hereby constitute and appoint Ken Kannappan and Pamela Strayer, or either of them, the lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ken Kannappan (Ken Kannappan)	President, Chief Executive Officer and Director (Principal Executive Officer)	May 24, 2013
/s/ Pam Strayer (Pam Strayer)	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 24, 2013
/s/ Marv Tseu (Marv Tseu)	Chairman of the Board and Director	May 24, 2013
/s/ Brian Dexheimer (Brian Dexheimer)	Director	May 24, 2013
/s/ Robert Hagerty (Robert Hagerty)	Director	May 24, 2013
/s/ Gregg Hammann (Gregg Hammann)	Director	May 24, 2013
/s/ John Hart (John Hart)	Director	May 24, 2013
/s/ Marshall Mohr (Marshall Mohr)	Director	May 24, 2013

EXHIBITS INDEX

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1.1	Amended and Restated By-Laws of the Registrant	8-K	001-12696	3.1	6/20/2011	
3.2.1	2009 Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of Delaware on January 20, 2009	8-K	001-12696	3(i)	1/20/2009	
10.1*	Indemnification Agreement between the Registrant and certain directors and executives	10-K	001-12696	10.2	5/31/2005	
10.2.1*	Executive Incentive Plan, dated May 8, 2009, as Amended September 10, 2010	8-K	001-12696	10.1	9/16/2010	
10.2.2	Plantronics, Inc. Executive Incentive Plan	10-K	001-12696	10.2.2	5/25/2012	
10.3.1	Lease Agreement dated May 2004 between Finsa Portafolios, S.A. DE C.V.and Plamex, S.A. de C.V., a subsidiary of the Registrant, for premises located in Tijuana, Mexico (translation from Spanish original)	10-Q	001-12696	10.5.1	8/6/2004	
10.3.2	Lease Agreement dated May 2004 between Finsa Portafolios, S.A. DE C.V.and Plamex, S.A. de C.V., a subsidiary of the Registrant, for premises located in Tijuana, Mexico (translation from Spanish original)	10-Q	001-12696	10.5.2	8/6/2004	
10.4	Purchase and Sale Agreement between Plamex, S.A. de C.V., a wholly-owned subsidiary of Registrant, and CP Monterrey, S.A. de C.V. dated June 2012	10-Q	001-12696	10.32	10/20/1993	
10.5*	Plantronics, Inc. 2003 Stock Plan, as amended and restated effective as of August 10, 2012, as approved by Registrant's Board of Directors on June 11, 2012	8-K	001-12696	10.1	8/13/2012	
10.6*	1993 Stock Option Plan	10-K	001-12696	10.8	6/21/2002	
10.7.1*	1993 Director Stock Option Plan	S-1		10.29	10/20/1993	
10.7.2*	Amendment to the 1993 Director Stock Option Plan	S-8	333-14833	4.4	10/25/1996	
10.7.3*	Amendment No. 2 to the 1993 Director Stock Option Plan	10-K	001-12696	10.9(a)	6/1/2001	
10.7.4 *	Amendment No. 3 to the 1993 Director Stock Option Plan	10-K	001-12696	10.9(b)	6/1/2001	
10.7.5*	Amendment No. 4 to the 1993 Director Stock Option Plan	10-K	001-12696	10.9.5	6/21/2002	
10.8*	Plantronics, Inc. 2002 Employee Stock Purchase Plan, amended and restated effective as of August 10, 2012, as approved by the Plantronics Board of Directors on June 11, 2012	8-K	001-12696	10.2	8/13/2012	
10.9	Trust Agreement Establishing the Plantronics, Inc. Annual Profit Sharing/Individual Savings Plan Trust	S-8	333-19351	4.3	1/7/1997	
10.10.1*	Plantronics, Inc. Basic Deferred Compensation Plan, as amended August 8, 1996	S-8	333-19351	4.5	3/25/1997	
10.10.2	Trust Agreement Under the Plantronics, Inc. Basic Deferred Stock Compensation Plan	S-8	333-19351	4.6	3/25/1997	
10.10.3	Plantronics, Inc. Basic Deferred Compensation Plan Participant Election	S-8	333-19351	4.7	3/25/1997	
10.11*	Second Amended and Restated Employment Agreement dated on November 17, 2009 between Registrant and Ken Kannappan	10-K	001-12696	10.11.1	6/1/2010	
10.12*	Employment Agreement dated as of November 1996 between Registrant and Don Houston	10-K	001-12696	10.14.2	6/2/2003	
10.13*	Employment Agreement dated as of June 2003 between Registrant and Philip Vanhoutte	10-K	001-12696	10.12.4	5/31/2005	
10.14	Employment Agreement dated as of April 1, 2011 between Registrant and Joe Burton	10-K	001-12696	10.15	5/25/2012	

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.15	Employment Agreement dated as of June 1, 2012 between Registrant and Pamela Strayer	8-K/A	001-12696	10.1	8/8/2012	
10.16*	Form of Change of Control Severance Agreement dated on or about January 26, 2009 between Registrant, Don Houston, Rich Pickard and Renee Niemi and effective September 15, 2011 between Registrant and Joe Burton and effective on July 16, 2012 between Registrant and Pamela Strayer	8-K	001-12696	10.1	1/30/2009	
10.17	Standby Letter of Credit Agreement dated as of March 31, 2009 between Registrant, Plantronics BV and Wells Fargo Bank N.A.	10-K	001-12696	10.13.6	5/26/2009	
10.18.1**	Credit Agreement dated May 9, 2011, between Registrant and Wells Fargo Bank, National Association	8-K	001-12696	10.1	5/9/2011	
10.18.1.1	First Amendment to Credit Agreement dated June 11, 2012, between Registrant and Wells Fargo Bank, National Association	10-Q	001-12696	10.2	8/8/2012	
10.18.1.2	Second Modification to Revolving Line of Credit Note dated December 2, 2012 between Registrant and Wells Fargo Bank, National Association	10-Q	001-12696	10.1	1/31/2013	
10.18.1.3	Second Amendment to Credit Agreement dated August 2, 2012, between Registrant and Wells Fargo Bank, National Association	8-K	001-12696	10.1	8/6/2012	
10.18.1.4	Third Amendment to Credit Agreement dated May 3, 2013, between Registrant and Wells Fargo Bank, National Association	8-K	001-12696	10.1	5/7/2013	
10.18.1.5	Third Modification to Revolving Line of Credit Note dated May 3, 2013, between Registrant and Wells Fargo Bank, National Association	8-K	001-12696	10.2	5/7/2013	
10.18.2**	Accelerated Stock Buyback Master and Supplemental Confirmations dated May 9, 2011 by and between the Company and Goldman, Sachs & Co.	10-Q	001-12696	10.1	8/4/2011	
10.18.3**	Collared Accelerated Stock Buyback Master and Supplemental Confirmations dated May 9, 2011 by and between Registrant and Goldman, Sachs & Co.	10-Q	001-12696	10.2	8/4/2011	
10.18.4**	Accelerated Stock Buyback Supplemental Confirmation dated August 19, 2011 by and between the Company and Goldman, Sachs & Co.	10-Q	001-12696	10.1	11/3/2011	
10.19**	Third Amended and Restated Development and Manufacturing Agreement, dated October 15, 2011, between Plantronics, B.V., and GoerTek, Inc.	10-Q	001-12696	10.1	2/2/2012	
10.20	Employment Agreement dated as of March 1997 between Registrant and Barbara Scherer	10-K	001-12696	10.14.4	6/2/2003	
10.20.1	Transition Agreement dated February 27, 2012 between Registrant and Barbara Scherer	8-K	001-12696	10.1	3/1/2012	
10.20.1.1	Amendment Number 01 to Transition Agreement dated August 2, 2012 between Registrant and Barbara Scherer	10-Q	001-12696	10.5	11/1/2012	
21	Subsidiaries of the Registrant					X
23	Consent of Independent Registered Public Accounting Firm					X
24	Power of Attorney – Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K.)					
31.1	Certification of the President and CEO Pursuant to Rule 13a-14 (a)/15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Senior VP and CFO Pursuant to Rule 13a-14 (a)/15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101 INS***	XBRL Instance Document					X
101 SCH***	XBRL Taxonomy Extension Schema Document					X
101 CAL***	XBRL Taxonomy Extension Calculation Linkbase Document					X
101 LAB***	XBRL Taxonomy Extension Label Linkbase Document					X
101 PRE***	XBRL Taxonomy Extension Presentation Linkbase Document					X
101 DEF***	XBRL Taxonomy Definition Linkbase Document					X
*	Indicates a management contract or compensatory plan, contract or arrangement in which any Director or any Executive Officer participates.					
**	Confidential treatment has been granted with respect to certain portions of this Exhibit.					
***	In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, is deemed not filed for purposed of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.					

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Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

1	Plantronics India Private Limited	India
2	Plantronics Pty. Limited	Australia
3	Brazil Plantronics Telecommunicacoes Ltda.	Brazil
4	Plantronics Canada Inc.	Canada
5	Plantronics International Ltd.	Cayman Islands
6	Plantronics Communications Technology (Suzhou) Co., Ltd.	China
7	Plantronics Trading (Suzhou) Co., Ltd	China
8	Plantronics France SARL	France
9	Plantronics GmbH	Germany
10	Plantronics Acoustics Italia S.R.L.	Italy
11	Plantronics Rus LLC	Russia
12	Plantronics Japan Ltd.	Japan
13	Plantronics Europe Ltd.	Malta
14	Plamex, S.A. de C.V.	Mexico
15	Plantronics B.V.	Netherlands
16	Plantronics Singapore PTE LTD	Singapore
17	Plantronics Iberia, S.L.	Spain
18	Plantronics Nordic AB	Sweden
19	Plantronics Belgium BVBA	Belgium
20	Plantronics Limited	United Kingdom
21	Plantronics Chile Ltda.	Chile

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-183268, 333-177705, 333-170325, 333-162715, 333-152814, 333-146076, 333-140623, 333-131412, 333-127672, 333-120364, 333-107218, 333-97091, 333-67094, 333-42664, 033-81980, 333-61003, 333-19351, and 333-14833) and Form S-3 (Nos. 333-92040, 333-37876, 333-77631, 333-70333 and 333-67781) of Plantronics, Inc. of our report dated May 24, 2013 relating to the consolidated financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Jose, California
May 24, 2013

Certification of the President and CEO

I, Ken Kannappan, certify that:

1. I have reviewed this annual report on Form 10-K of Plantronics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 24, 2013

/s/ Ken Kannappan
Ken Kannappan
President, Chief Executive Officer and Director

Certification of Senior VP & CFO and Acting Interim CEO

I, Pamela Strayer, certify that:

1. I have reviewed this annual report on Form 10-K of Plantronics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 24, 2013

/s/ Pamela Strayer
Pamela Strayer
Senior Vice President and Chief Financial Officer

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Ken Kannappan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Plantronics, Inc. on Form 10-K for the fiscal year ended March 31, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Plantronics, Inc.

By: /s/ Ken Kannappan
Name: Ken Kannappan
Title: President, Chief Executive Officer and Director
Date: May 24, 2013

I, Pamela Strayer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Plantronics, Inc. on Form 10-K for the fiscal year ended March 31, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Plantronics, Inc.

By: /s/ Pamela Strayer
Name: Pamela Strayer
Title: Senior Vice President and Chief Financial Officer
Date: May 24, 2013

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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Plantronics Stock Performance

Set forth below is a line graph comparing the annual percentage change in the cumulative return to the stockholders of Plantronics common stock with the cumulative return of the NYSE Stock Market index and a peer group index for the period commencing on the morning of March 29, 2008 and ending on March 30, 2013. The information contained in the performance graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Exchange Act, except to the extent that Plantronics specifically incorporates it by reference into such filing.

The graph assumes that $100 was invested on the morning of March 29, 2008 in Plantronics common stock and in each index (based on prices from the close of trading on March 28, 2008), and that dividends, if any, were reinvested. The measurement date used is the last day of the Company's fiscal year for each period shown.

Past performance is no indication of future value and stockholder returns over the indicated period should not be considered indicative of future returns.

	March 29, 2008	March 28, 2009	April 3, 2010	April 2, 2011	March 31, 2012	March 30, 2013
Plantronics, Inc.	$100.00	$63.30	$167.27	$196.92	$217.84	$241.89
NASDAQ/NYSE MKT/NYSE (US Companies	$100.00	$62.32	$95.08	$111.66	$118.75	$135.14
NASDAQ/NYSE Amex/NYSE Stocks (SIC3660-3669 US Comp) Communications Equipment	$100.00	$73.03	$104.97	$103.31	$114.44	$114.51

Comparison of Five Year Cumulative Total Return*

Among Plantronics, Inc., the NASDAQ/NYSE MKT/NYSE (US Companies) Index, and NASDAQ/NYSE Amex/NYSE Stocks (SIC3660-3669 US Comp) Communications Equipment


$300
$250
$200
$150
$100
$50
$0
March 29, 2008
March 28, 2009
April 3, 2010
April 2, 2011
March 31, 2012
March 30, 2013
Plantronics, Inc.,
NASDAQ/NYSE MKT/NYSE (US Companies)
NASDAQ/NYSE Amex/NYSE Stocks (SIC3660-3669 US Comp) Communications Equipment

*$100 invested on 3/29/08 in stock or 3/31/08 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

Plantronics Board of Directors

Marv Tseu	COO, Exponential Interactive, Inc.
Ken Kannappan	President and Chief Executive Officer of Plantronics, Inc.
Brian Dexheimer	Formerly President, Consumer Solutions, Seagate Technology
Bob Hagerty	CEO of iControl Networks, Inc., formerly CEO, President and Chairman of Polycom, Inc.
Gregg Hammann	Acting CEO, Power Plate North America, Inc. and President and CEO, Action Advisors
John Hart	Formerly Senior Vice President and Chief Technology Officer of 3Com Corporation
Marshall Mohr	Senior Vice President and Chief Financial Officer of Intuitive Surgical, Inc.

Plantronics Executive Team

Ken Kannappan	President and Chief Executive Officer (on Temporary Medical Leave)
Pamela Strayer	Chief Financial Officer and Acting Interim Chief Executive Officer
Joe Burton	Senior Vice President, Engineering and Development and Chief Technology Officer
Alejandro Bustamante	Senior Vice President, Worldwide Operations
Donald Houston	Senior Vice President, Sales
Susan Lovegren	Senior Vice President, Human Resources
Barry Margerum	Chief Strategy Officer
Marilyn Mersereau	Senior Vice President and Chief Marketing Officer
Renee Niemi	Senior Vice President, Communication Solutions
Carsten Trads	President, Clarity
Philip Vanhoutte	Managing Director, Europe and Africa

Plantronics Corporate Information

Corporate Headquarters
345 Encinal Street
Santa Cruz, California 95060
Phone (831) 426-5858
Fax (831) 426-6098
plantronics.com

New York Stock Exchange Certification
Plantronics annual CEO Certification to the New York Stock Exchange for the previous year was submitted on September 10, 2012.

Registrar and Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
computershare.com

Independent Accountants
PricewaterhouseCoopers LLP
San Jose, California

Outside Corporate Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, California

Please direct inquires to:
Investor Relations
Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060
Phone (831) 458-4412
investorrelations@plantronics.com

Annual Report and Form 10-K
Publications of interest to current and potential Plantronics investors are available without charge upon request to the Plantronics Investor Relations department. They can also be found at plantronics.com. These publications include Annual Reports, Forms 10-K and 10-Q filed with the Securities and Exchange Commission, and financial earnings press releases.

Annual Meeting
The annual meeting of Plantronics stockholders will be held:
Thursday, August 1, 2013
10 a.m., Pacific Daylight Time
Plantronics, Inc. Headquarters
345 Encinal Street
Santa Cruz, California 95060

Company Background
Plantronics, Inc. is a wearable device pioneer and a world leader in personal audio communications. In addition, we manufacture and market, under our Clarity brand, specialty communications products for the hearing impaired.

Our products are used by every company in the Fortune 100, as well as 911 dispatch, U.S. air traffic control and the New York Stock Exchange. We have been featured in numerous films and high-profile events, and, in 1969, we helped make history when the first words transmitted from the moon were spoken through a Plantronics headset worn by Neil Armstrong. Our innovative products provide exceptional sound quality and an intuitive communications experience so you can simply communicate. Plantronics headsets are widely used with mobile phones, in contact centers, in the office, in the home, for applications such as Unified Communications (UC), with Voice over Internet Protocol (VoIP), for gaming, and for other specialty applications.

Plantronics is a publicly traded company (NYSE: PLT) headquartered in Santa Cruz, California, with major facilities in Mexico, Tennessee, England, and the Netherlands. Our products are sold and supported through a worldwide network of authorized Plantronics partners and are available through retail and consumer electronics stores. More information is available at plantronics.com.

plantronics®



Simply Smarter Communications®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held August 1, 2013

To our Stockholders:

Our 2013 Annual Meeting of Stockholders will be held on Thursday, August 1, 2013 at 10:00 a.m., PDT, at the headquarters of Plantronics, Inc. located at 345 Encinal Street, Santa Cruz, California 95060. Our Board of Directors is soliciting proxies for the Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. We ask that you please read it carefully.

The purpose of the Annual Meeting is to:

1. Elect seven (7) directors to serve until the next Annual Meeting or until their successors are duly elected and qualified.
2. Approve amendments to the 2003 Stock Plan including, among other things, an increase of 1,000,000 shares of common stock issuable thereunder and limitations on the number of shares that may be awarded annually to our independent directors.
3. Ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of Plantronics, Inc. for fiscal year 2014.
4. Advisory vote to approve the compensation of Plantronics named executive officers.
5. Transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only Plantronics stockholders of record at the close of business on June 6, 2013 are entitled to vote at the Annual Meeting. To assure your representation at the Annual Meeting, you are urged to cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials, over the Internet or by telephone as promptly as possible. If you prefer, you may also request a paper proxy card to submit your vote by mail. Any stockholder of record attending the Annual Meeting may vote in person, even if she or he has voted over the Internet, by telephone or returned a completed proxy card.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Rich Pickard

Rich Pickard
Secretary
Santa Cruz, California
June 13, 2013

YOUR VOTE IS IMPORTANT

TO ASSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE REQUESTED TO VOTE YOUR SHARES AS PROMPTLY AS POSSIBLE. PLEASE VOTE OVER THE INTERNET AT WWW.PROXYVOTE.COM OR BY TELEPHONE 1-800-690-6903. ALTERNATIVELY, YOU MAY REQUEST A PAPER PROXY CARD, WHICH YOU MAY COMPLETE, SIGN AND RETURN BY MAIL.

TABLE OF CONTENTS

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PROXY STATEMENT
FOR 2013 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

Our Board of Directors ("Board") is soliciting proxies for the 2013 Annual Meeting of Stockholders (the "Annual Meeting"). This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully. Your vote is very important.

We have elected to provide access to our proxy materials over the Internet. Accordingly, on or about June 14, 2013, we will mail a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our stockholders of record as of the close of business on June 6, 2013. On the date of mailing of the Notice of Internet Availability, all of the proxy materials will be made available free of charge on the website referred to in the Notice of Internet Availability. The Notice of Internet Availability will provide instructions on how you may view the proxy materials for the Annual Meeting on the Internet and how you may request a paper copy of such materials.

Our Annual Meeting will be held at 10:00 a.m. PDT on Thursday, August 1, 2013 at our headquarters located at 345 Encinal Street, Santa Cruz, California. Please follow the instructions provided in the Notice of Internet Availability, or on the proxy card, if you plan to attend the Annual Meeting in person.

We will pay the costs of soliciting proxies from stockholders. We have engaged The Proxy Advisory Group, LLC to assist with the solicitation of proxies and provide proxy related advice and informational support. Fees for these services, plus customary disbursements, are not expected to exceed $15,000 in total. We may also compensate brokerage firms and other persons representing beneficial owners of shares for their customary fees and expenses in forwarding the voting materials to the beneficial owners. Our directors, officers and regular employees may solicit proxies on our behalf, without additional compensation, personally or by telephone.

Our principal executive offices are located at 345 Encinal Street, Santa Cruz, California 95060. Our telephone number at that location is (831) 426-5858 or (800) 544-4660 and our website is www.plantronics.com.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who Can Vote?

The Board set June 6, 2013 as the record date for the Annual Meeting. All stockholders of record who owned Plantronics common stock at the close of business on June 6, 2013 may attend and vote at the Annual Meeting or any adjournments thereof. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted on. Stockholders may not cumulate their votes for the election of directors. At the close of business on June 6, 2013, there were 44,043,092 shares of common stock outstanding.

How Many Votes Are Required to Conduct Business at the Annual Meeting?

The required quorum for the transaction of business at the Annual Meeting is the presence in person or by proxy of a majority of shares of common stock that were issued and outstanding on the record date. Shares that are voted "FOR," "AGAINST" or "ABSTAIN" are treated as being present at the meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the Annual Meeting with respect to such matter.

How Are Abstentions and Broker Non-Votes Treated?

Shares that are voted "ABSTAIN" and "broker non-votes" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting. Neither abstentions nor broker non-votes are considered votes cast for purposes of determining the outcome of a proposal requiring the approval of a majority of the votes cast, so they will not affect the outcome of the vote assuming a quorum is obtained. Broker non-votes are also not included in the tabulation of the voting results on proposals requiring the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal and, therefore, will not affect the outcome of the vote on such proposals assuming a quorum is obtained. Further, for purposes of the proposal to amend the 2003 Stock Plan, which requires approval under the rules of the New York Stock Exchange ("NYSE"), broker non-votes will not be counted as a vote for purposes of either the requirement that the proposal be approved by a majority of the votes cast or the requirement that over 50% in interest of all securities entitled to vote on the proposal have voted. A broker non-vote occurs when a nominee holding shares for a beneficial owner is not permitted to vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

How Many Votes Are Required to Pass a Proposal?

For Proposal One, Election of Directors, directors will be elected by a vote of a majority of the votes cast with respect to that nominee. In this context, a majority of the votes cast means that the number of votes "FOR" a nominee must exceed the number of votes cast "AGAINST" the nominee. For Proposal Two, the Approval of Amendments to the 2003 Stock Plan, approval of the proposal by a majority of votes cast is required, provided that the total vote cast on the proposal represents over 50% in interest of all securities entitled to vote on it. For Proposal Three, the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2014, the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote on the matter is required. For Proposal Four, the non-binding advisory vote to approve the compensation of our named executive officers, the approval of a majority of the shares represented in person or by proxy at the Annual Meeting is required, but such Proposal Four is advisory only.

How Does the Board Recommend I Vote on each of the Proposals?

The Board recommends that you vote:

- FOR each of the nominees for the Board listed in this Proxy Statement.
- FOR the approval of amendments to the 2003 Stock Plan including, among other things, an increase of 1,000,000 shares of common stock issuable thereunder, and limitations on the number of shares that may be awarded annually to our independent directors.
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of Plantronics for fiscal year 2014.
- FOR the approval of the compensation of Plantronics named executive officers.

What Is the Difference Between Holding Shares as a Stockholder of Record and as a Beneficial Owner?

Set forth below are certain distinctions between shares held by a stockholder of record and those owned beneficially or in "street name":

Stockholder of Record If your shares are registered directly in your name with Computershare Trust Company, N.A., our transfer agent, you are considered, with respect to those shares, the stockholder of record, and the Notice of Internet Availability is being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to the Proxyholders nominated by the Board and named in the proxy card distributed or made available to you concurrently with this Proxy Statement (the "Proxyholders") or to vote in person at the Annual Meeting.

Beneficial Owner Most of our stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and the Notice of Internet Availability is being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker how to vote and are also invited to attend the Annual Meeting; however, you may not cast a vote at the Annual Meeting without signed authorization from your broker or nominee in the form of a legal proxy. Your broker or nominee should have enclosed with the Notice of Internet Availability, or otherwise provided to you, a voting instruction card for you to use in directing the broker or nominee how to vote your shares.

HOWEVER, SINCE YOU ARE NOT THE STOCKHOLDER OF RECORD, YOU MAY NOT VOTE THESE SHARES IN PERSON AT THE ANNUAL MEETING UNLESS YOU OBTAIN A SIGNED LEGAL PROXY FROM THE RECORD HOLDER GIVING YOU THE RIGHT TO VOTE THE SHARES. YOU WILL NEED TO REQUEST THE FORM OF LEGAL PROXY DIRECTLY FROM YOUR BROKER, BANK OR OTHER NOMINEE.

How Can I Vote?

Stockholder of Record Registered stockholders may vote in person at the Annual Meeting or by **one** of the following methods:

- You may vote over the Internet by timely following the instructions at www.proxyvote.com or on the Notice of Internet Availability.
- You may vote by telephone by calling 1-800-690-6903.
- You may request a proxy card from us and cast your vote by completing, signing and dating the card where indicated and by thereafter timely mailing or otherwise returning the card in the enclosed prepaid, pre-addressed envelope.

Please note that the Internet and telephone voting facilities for registered stockholders will close at 11:59 PM Eastern Time on July 31, 2013. If you are voting by proxy card, it must be mailed in time to be received by July 31, 2013 in order to ensure your vote is cast at the Annual Meeting.

Beneficial Owner If your shares are held by a broker, bank or other nominee, you must timely follow the instructions on the form you receive from such broker, bank or other nominee in order for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote at the Annual Meeting, you must request signed authorization in the form of a legal proxy from the bank, broker or other nominee that holds your shares and present that proxy and proof of identification satisfactory to the Secretary at the Annual Meeting to vote your shares.

Based on the instructions provided by the broker, bank or other nominee, you may typically vote by one of the following methods:

By Mail - If you requested that printed copies of the proxy materials be mailed to you, you may vote by signing, dating and timely returning your voting instruction card in the enclosed prepaid, pre-addressed envelope;

By Methods Listed on Voting Instruction Card - Please refer to your voting instruction card or other information provided by your bank, broker or other nominee to determine whether you may vote by telephone or electronically on the Internet, and timely follow the instructions on the voting instruction card or other information provided by your bank, broker or other nominee; or

In Person With a Proxy from the Record Holder - A street name stockholder who wishes to cast his or her vote at the Annual Meeting will need to obtain signed authorization in the form of a legal proxy from his or her bank, broker or other nominee. Please consult the voting instruction card provided to you by your bank, broker or other nominee to determine how to timely obtain a legal proxy in order to cast your vote in person at the Annual Meeting.

All shares entitled to vote and which are represented by properly and timely completed proxies submitted via mail, telephone or the Internet before the Annual Meeting and not revoked will be voted at the Annual Meeting as instructed. If you are a stockholder of record and timely submit a properly signed proxy by mail, telephone or the Internet, but do not indicate how your shares should be voted on a matter, the shares represented by your returned proxy will be voted as the Board recommends.

How Can I Vote My Shares in Person at the Annual Meeting?

Stockholder of Record Shares held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. If you choose to vote in person at the Annual Meeting, please bring proof of identification satisfactory to the Secretary.

Beneficial Owner Shares held in street name may be voted in person by you only if you timely obtain signed authorization in the form of a legal proxy from the stockholder of record giving you the right to vote the shares. Submitting the proxy over the Internet, by telephone or by returning a completed proxy card does not affect your right to vote in person at the Annual Meeting.

EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING, WE RECOMMEND THAT YOU ALSO SUBMIT YOUR PROXY AS DESCRIBED ABOVE SO THAT YOUR SHARES WILL BE VOTED IF YOU LATER DECIDE NOT TO ATTEND.

What Happens if Additional Proposals are Presented at the Annual Meeting?

Except for the proposals described in this Proxy Statement, we do not expect any other matters to be presented for a vote at the Annual Meeting. If you grant a proxy, the persons named as Proxyholders will have the discretion to vote your shares on additional matters properly presented for a vote at the Annual Meeting, if any. Under our bylaws, the deadline for notifying us of any additional proposals to be presented at the Annual Meeting has passed and, accordingly, stockholders may not present proposals at the Annual Meeting.

Can I Change My Vote?

You may change your proxy instructions at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may accomplish this by (i) executing a new proxy bearing a later date (which automatically revokes the earlier proxy) and delivering it to Plantronics Secretary ("Secretary") at our principal executive office located at 345 Encinal Street, Santa Cruz, California 95060 at or prior to the taking of the vote at the Annual Meeting; (ii) voting again on a later date on the Internet or by telephone (only your latest proxy timely submitted prior to the Annual Meeting will be counted); (iii) advising the Secretary at our principal executive office at the address stated above in writing before the Proxyholders vote your shares; or (iv) attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request or vote in person at the Annual Meeting. For shares you hold beneficially, you may accomplish this by timely submitting new voting instructions to your broker, bank or other nominee.

What Happens if I Do Not Cast a Vote?

If you hold your shares in street name and you do not instruct your broker how to vote in the election of directors (Proposal One), no votes will be cast on your behalf. Your broker will also be unable to vote your shares without your instruction on the proposal to amend the 2003 Stock Plan (Proposal Two) and the advisory vote to approve the compensation of our named executive officers (Proposal Four). Your broker will, however, have discretion to vote any uninstructed shares on the ratification of the appointment of our independent registered public accounting firm for fiscal year 2014 (Proposal Three). If you are a stockholder of record and you do not timely cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

How Can I Contact Plantronics to Request Materials or Information Referred to in these Questions and Answers?

You may contact us:

- By mail addressed to:
  Plantronics, Inc.
  345 Encinal Street
  Santa Cruz, California 95060
  Attn: Investor Relations
- By calling (831) 426-5858 or (800) 544-4660 and asking for Investor Relations
- By leaving a message on the Investor Relations portal of our website at: www.plantronics.com

We encourage you to conserve natural resources, as well as reduce printing and mailing costs, by using electronic delivery of our stockholder communications materials. If you have questions about electronic delivery, please call our Investor Relations office at the numbers set forth above. To sign up for electronic delivery:

Stockholder of Record If you are a stockholder of record (you hold your Plantronics shares in your own name through our transfer agent, Computershare Trust Company, N.A., or you have stock certificates), visit www.proxyvote.com to enroll.

Beneficial Owner If you are a beneficial owner (your shares are held by a bank, broker or other nominee), visit www.proxyvote.com to enroll.

What is "Householding"?

We generally send a single Notice of Internet Availability and other stockholder communications to any household at which two or more stockholders reside unless we receive contrary instructions. This process is called "householding." If your Notice of Internet Availability is being householded and you wish to receive separate copies of the Notice of Internet Availability, or, if you are receiving multiple copies and would like to receive a single copy, you may contact our Investor Relations office by mail, telephone or the Internet, as described above. If you would like to opt out of this practice for future mailings, please contact us at Plantronics, Inc., 345 Encinal Street, Santa Cruz, California 95060, Attn: Investor Relations, or by phone at 831-426-5858 and ask for Investor Relations.

What is the Deadline for Receipt of Stockholder Proposals for the 2014 Annual Meeting of Stockholders?

You may present proposals for action at a future stockholder meeting only if you comply with the requirements of the proxy rules established by the Securities and Exchange Commission ("SEC") and our bylaws. In order for a stockholder proposal to be included in our Proxy Statement and form of Proxy for our 2014 Annual Meeting of Stockholders ("2014 Annual Meeting") under rules set forth in the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), we must receive the proposal no later than February 13, 2014.

Stockholders wishing to present business at an annual meeting can do so by filing with the Secretary a "Business Solicitation Statement" which contains, among other things, certain information concerning the business the stockholder intends to bring before the annual meeting and the stockholder proposing such business. Stockholders wishing to nominate a director for election to the Board can do so by filing with the Secretary a "Nominee Solicitation Statement" which contains, among other things, certain information about the nominee and the stockholder nominating such nominee.

The Business Solicitation Statement or the Nominee Solicitation Statement, as applicable, must be filed with our Secretary not later than the close of business on the 60th day (July 2, 2014) nor earlier than the close of business on the 90th day (June 2, 2014) prior to the one-year anniversary of the preceding year's annual meeting of stockholders. In the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year's annual meeting, then, for notice by the stockholder to be timely, it must be received by the Secretary not later than the 10th day following the day on which a public announcement (as described in the bylaws) of the date of such meeting is first made by us. The deadlines for the Annual Meeting have passed, but please follow these instructions for purposes of the 2014 Annual Meeting.

Our bylaws contain additional detail about the contents of the Business Solicitation Statement and the Nominee Solicitation Statement as well as certain procedural requirements for the proposal of business and the nomination of directors. You should also review our Corporate Governance Guidelines and our Director Candidates Nomination Policy which contain additional information about the nomination of directors. Our bylaws, Corporate Governance Guidelines and Director Candidates Nomination Policy are available on the Corporate Governance portal in the Investor Relations section of our website at www.plantronics.com.

What is the Date of Our Fiscal Year End?

This Proxy Statement provides information about the matters to be voted on at the Annual Meeting and related matters. Some of the information is stated as of the end of our fiscal year 2013 and some information is provided as of a more current date. Our fiscal years end on the Saturday closest to the last calendar day of March. Our fiscal year 2013 ended on March 30, 2013. For purposes of consistent presentation, we have indicated in this Proxy Statement that each fiscal year ended "March 31" of the given year, even though the actual fiscal year end may have been on a different calendar date.

CORPORATE GOVERNANCE

Strong corporate governance is an integral part of our core values. Our corporate governance policies and procedures are available on the Corporate Governance portal in the Investor Relations section of our website at www.plantronics.com. The Corporate Governance portal includes the Corporate Governance Guidelines, Access to Board of Directors Policy, Director Candidates Nomination Policy, Bylaws, Board Committee Charters, Code of Conduct and the link to Report Accounting Issues. This information is also available in print to any stockholder by making a written request addressed to Plantronics, Inc., 345 Encinal Street, Santa Cruz, California 95060, Attn: Investor Relations.

Code of Conduct

We have a Code of Conduct (the "Code") which applies to all employees, our executive officers, and directors. Any waiver of any provision of the Code for a director or executive officer must be approved in writing by the Board and promptly disclosed to our stockholders by posting such waiver on our website or filing a Current Report on Form 8-K with the SEC. For further information see the Corporate Governance portal in the Investor Relations section of our website at www.plantronics.com.

Ethics Hotline Policy

Our Audit Committee has established an ethics hotline and website available to all employees, stockholders, and the general public for the anonymous submission of suspected legal, ethical or other violations including but not limited to accounting, internal controls, auditing matters, conflicts of interest, bribery, fraud, harassment, policy violations, environmental violations, substance abuse, theft or workplace violence. For further information see the Code or Report Accounting Issues link on our Corporate Governance portal in the Investor Relations section of our website at www.plantronics.com.

Access to Board of Directors Policy

Our Access to Board of Directors Policy outlines methods by which stockholders or any interested party may contact the Board, any member of our Board, including the presiding director or the non-employee directors as a group. For further information see the Corporate Governance portal in the Investor Relations section of our website at www.plantronics.com.

Board Leadership Structure

We have a policy set forth in our Corporate Governance Guidelines requiring that the roles of Chair of the Board and the Chief Executive Officer ("CEO") are separate. The Chair of the Board is, at all times, selected from our non-employee directors. The Board has determined that this structure of corporate governance is appropriate and believes it is considered a good governance practice by our stockholders. This structure allows the CEO to focus on the overall strategy and execution of our business and the Board to focus on Plantronics' governance, including management of the Board agenda, making major strategic decisions, assessing the performance of the CEO and management, and overseeing our strategy and execution. However, no single leadership model is right for all companies and at all times. The Board recognizes that depending on the circumstances, other leadership models might be appropriate. Accordingly, the Board periodically reviews its leadership structure.

A key responsibility of the Board is ensuring that an effective process is in place to provide continuity of leadership over time at all levels within the Company. Annually, the Nominating and Corporate Governance Committee conducts a review on succession planning and reports its recommendations to the Board. During this review, the Nominating and Corporate Governance Committee and Board, respectively, may discuss a variety of issues, including future candidates for senior leadership positions, succession timing for those positions, and development plans for the candidates that each believes have the highest potential. The entire Board, together with the Nominating and Corporate Governance Committee, nominates and evaluates potential successors to the CEO and may similarly do so for other senior leadership positions. This process promotes continuity of leadership over the long term, and it forms the basis on which we make ongoing leadership assignments. It is a key success factor in managing our long-term planning for the executive leadership of our business.

Board Role in Risk Oversight

Our Board oversees an enterprise-wide approach to risk management which is designed to support the achievement of long-term organizational performance and enhance stockholder value. A fundamental part of risk management is not only understanding the risks a company faces and management's process for managing those risks but also determining the appropriate level of risk for us. Our management is responsible for day-to-day business risk management, including disaster and crisis management, business and financial risk, strategic risk, legal risk and corporate governance and compliance risk. The Board, as a whole and through its committees, has the ultimate oversight responsibility for the risk management process.

Each of the committees of the Board focuses on particular aspects of risk management. The Audit Committee regularly discusses and evaluates policies with respect to risk assessment and risk management, including our major financial, compliance and operational risk exposures and the steps that management has taken to monitor and control such exposures. The Audit Committee also oversees our independent registered public accounting firm and our annual audit, including reviewing our key financial risk areas with our independent auditors.

In its design of our overall compensation policies, programs and philosophy, the Compensation Committee assists the Board in managing incentives for short and long-term performance. In its evaluation and design of incentives for employee compensation programs, the Compensation Committee assesses and seeks to avoid or mitigate incentives that the Compensation Committee reasonably believes have the potential to encourage employees to take imprudent risks to achieve financial or other business objectives.

The Nominating and Corporate Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization, membership and structure, succession planning for directors and executive officers, and corporate governance. This Committee reviews our corporate governance structures and recommends compliance and corporate governance principles and practices to the Board.

The Strategy Committee examines our business strategy and provides guidance with respect to balancing risk and potential reward with respect to our strategic choices. This Committee also assesses risk associated with any material mergers, acquisitions, and divestitures that we may be contemplating.

Director Independence

The Board has determined that, except for director Ken Kannappan, each of the current directors is independent under the rules of the NYSE. In determining director independence, the Board reviewed not only relationships between a director and Plantronics, but also relationships between Plantronics and the organizations with which the director is affiliated. After considering the relevant facts and circumstances, the Board determined that none of these individuals has a material relationship with Plantronics (either directly or as a partner, stockholder, or officer of an organization that has a relationship with us), other than as a director of Plantronics, and that each of these directors is free from any relationship with Plantronics that would impair the director's ability to exercise independent judgment. Mr. Tseu is the Chair of the Board and presides at executive sessions of the independent directors.

The Board has also determined that each member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee meets the independence requirements applicable to those committees prescribed by the NYSE and the SEC. The Board has further determined that directors Marv Tseu, Marshall Mohr and Gregg Hammann are audit committee financial experts as defined in Item 407(d)(5) of Regulation S-K as promulgated by the SEC.

Director Education

Our Corporate Governance Guidelines provide that our directors will participate in continuing education programs on an "as needed" basis. The Board has a practice of receiving regular updates on corporate governance at Board meetings. In addition, each director has discretion to attend board education programs that the director deems appropriate.

Directors' Attendance at Annual Meetings

We recognize that directors' attendance at annual meetings of our stockholders can provide investors with an opportunity to communicate with directors about issues affecting us. Although we have not adopted a formal policy, we highly encourage all of our directors to attend our annual meeting each year. In the event a director cannot attend in person, we encourage directors to attend telephonically. One director attended the 2012 Annual Meeting of Stockholders in person and six directors attended telephonically.

Board Meetings and Committees

The Board held a total of five regular meetings during fiscal year 2013. The directors met four times in executive session without director Kannappan present. During the last fiscal year during the period served, each director attended at least 75% of the meetings of the Board and at least 75% of the aggregate number of Board and applicable Committee meetings.

The Board has four standing committees, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategy Committee, each of which is described below. See the table in Proposal One "*Election of Directors*" for a listing of the members and chairs of each of these committees as of the end of fiscal year 2013. Each of the four standing committees of the Board has adopted a written charter which is available at the Corporate Governance portal in the Investor Relations section of our website at www.plantronics.com. This information is also available in print to any stockholder by making a request to Plantronics, Inc., 345 Encinal Street, Santa Cruz, California 95060, Attn: Investor Relations.

The Board also has an informal Mergers & Acquisitions Committee ("M&A Committee") to advise management during the early stages of merger, acquisition and divestiture activity. Any merger, acquisition or divestiture transaction that involves the transfer of $5 million or greater of consideration will be reviewed by the Board and is subject to its approval, in addition to any input from the M&A Committee and Strategy Committee, prior to completion.

Audit Committee

The Audit Committee met nine times during fiscal year 2013. This Committee is responsible for overseeing actions taken by our financial reporting staff, internal control processes, and for hiring and supervising the independent registered public accounting firm, among other matters. The Board has determined that each member of the Audit Committee does, and did at all times during fiscal year 2013, meet the requirements of independence as defined by the NYSE listing standards as well as Rule 10A-3(b) of the Securities Exchange Act and that directors Mohr, Hammann and Tseu are each audit committee financial experts as defined by the SEC. A report of the Audit Committee is attached to this Proxy Statement as Appendix A.

Compensation Committee

The Board has determined that each member of the Compensation Committee does, and did at all times during fiscal year 2013, meet the requirements for independence as defined by the NYSE listing standards and each member of the Compensation Committee was a non-employee director as defined under Rule 16b-3 of the Securities Exchange Act and an outside director as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee met seven times during fiscal year 2013. This Committee has overall responsibility for evaluating and recommending for approval by the Board, as necessary, our various compensation plans, policies and programs and determining and approving salaries, incentives and other forms of compensation for directors, executive officers, including our CEO and other highly compensated employees, and administers various incentive compensation and benefit plans. The Compensation Committee may form and delegate subcommittees when appropriate. A report of the Compensation Committee is attached to this Proxy Statement as Appendix B. See also, the section entitled "*Executive Compensation*" for additional information regarding our compensation policies and practices.

The Compensation Committee has delegated to the Management Equity Committee the authority to make equity grants to employees who are not executive officers within guidelines established by the Compensation Committee and as set forth in our 2003 Stock Plan, as amended. The Management Equity Committee consists of our CEO, our Senior Vice President, Chief Financial Officer, our Senior Vice President of Human Resources and our Vice President of Legal.

Nominating and Corporate Governance Committee

The Board has determined that each member of the Nominating and Corporate Governance Committee does, and did at all times during fiscal year 2013, meet the requirements for independence as defined by NYSE listing standards. The Nominating and Corporate Governance Committee held two meetings during fiscal year 2013. Under the direction of the Board, the Nominating and Corporate Governance Committee is responsible for identifying and interviewing potential additions or replacement members of the Board and assists the Board in determining the appropriate governance guidelines for us, the Board and management.

Identification of Director Candidates; Stockholder Nominations and Recommendations; and Director Qualifications

Generally, it is the policy of the Nominating and Corporate Governance Committee to review the qualifications of and consider any director candidates who have been properly recommended or nominated by a stockholder on the same basis as those candidates who have been identified by management, individual members of the Board and, if the Nominating and Corporate Governance Committee determines, a search firm hired to identify candidates. When evaluating candidates, whether recommended or nominated by stockholders or identified by any other party, the Nominating and Corporate Governance Committee evaluates the current composition and size of the Board, the qualifications of such candidate, the needs of the Board and the respective committees of the Board, and such other factors it may consider appropriate; however, the Nominating and Corporate Governance Committee has not established any specific minimum qualifications that must be met by each candidate for the Board or specific qualities or skills that are necessary for one or more members of the Board to possess.

The Nominating and Corporate Governance Committee seeks nominees with a broad diversity of professional experience, skills, backgrounds, gender, race, national origin and ethnicity such that each director brings a different viewpoint and skills to the Board. The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity; however, the Board and the Nominating and Corporate Governance Committee believe that it is essential that the directors represent diverse viewpoints. In considering candidates for the Board, the Nominating and Corporate Governance Committee considers the entirety of each candidate's credentials in the context of these standards.

Stockholders wishing to nominate persons for election to the Board can do so by timely filing a Nominee Solicitation Statement with our Secretary which, in accordance with our Director Candidates Nomination Policy and our bylaws, contains, among other things, certain information concerning the nominee and the stockholder nominating such nominee as set forth in our bylaws and otherwise complying with the bylaws. The Nominee Solicitation Statement must be delivered to or mailed and received at our principal offices located at 345 Encinal Street, Santa Cruz, CA 95060, Attn: Secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting of stockholders. In the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year's annual meeting, then, for notice by the stockholder to be timely, it must be so received by our Secretary not later than the 10th day following the day on which we first publicly announce (as described in the bylaws) the date of such annual meeting. Additional information regarding our policies with respect to director nominations can be found in our bylaws, our Corporate Governance Guidelines and our Director Candidates Nomination Policy, all of which are posted on the Corporate Governance portal in the Investor Relations section of our website at www.plantronics.com.

Director Change in Job or Responsibility Policy

The Nominating and Corporate Governance Committee initially reviews the appropriateness of the continued service of directors who change a job or responsibility that they held when they were elected or appointed to the Board. In the event that a director changes his or her job or responsibility during his or her term, such director shall submit a letter to the Board that (i) describes the circumstances surrounding such change in job or responsibility; and (ii) contains an offer to resign from the Board. The Board shall then evaluate the circumstances surrounding such change in job or responsibility and determine if the circumstances will adversely affect the director's ability to perform his or her duties as a member of the Board. In such case, the Board will accept the director's offer to resign.

Director Commitments

Each director must ensure that other existing and anticipated future commitments do not materially interfere with a director's service to us. In any event, no director shall serve on more than four additional public company boards. This limitation does not apply to any person who was a director of Plantronics on or before June 1, 2007. Directors should advise the Nominating and Corporate Governance Committee of any invitations to join a board of any other public company prior to accepting another directorship. With respect to serving on the Audit Committee, no director may serve on the boards of directors of more than three public companies unless our Board determines such simultaneous service and related time commitments do not impair his or her ability to effectively serve on the Audit Committee, he or she takes steps to address any related issues and we disclose that determination in our proxy statement.

Strategy Committee

The Board has determined that each member of the Strategy Committee does, and did at all times during fiscal year 2013, meet the requirements for independence as defined by NYSE listing standards. The Strategy Committee held four meetings during fiscal year 2013. Under the direction and in support of the Board or management, the Strategy Committee is responsible for meeting with management periodically to review and evaluate targeted areas of business development and implementation of our corporate strategy, review and assess material transactions and investments which we make that were designed to implement our corporate strategy, and to recommend areas of improvement and to provide feedback to management.

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

Seven directors have been nominated for election to the Board at the Annual Meeting. All nominees listed below are standing for re-election. Unless otherwise instructed, the Proxyholders will vote the proxies held by them for each of the seven nominees named below. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. We are not aware of any nominee who will be unable or will decline to serve as a director and all nominees have consented to act as a director. The term of office for each person elected as a director will continue until the next annual meeting or until a successor has been elected and qualified.

The names of the nominees and certain information about them as of June 6, 2013 are set forth below:

Name of Nominee	Age	Director Since	Board	Audit	Compensation	Nominating and Corporate Governance	Strategy	Mergers and Acquisitions
Marv Tseu	65	1999	Chair	Member	Member	Chair	Member	
Ken Kannappan	53	1999	Member					
Brian Dexheimer	50	2008	Member	Member			Member	Member
Robert Hagerty	61	2011	Member			Member	Chair	Chair
Gregg Hammann	50	2005	Member	Member	Chair			
John Hart	67	2006	Member		Member	Member	Member	
Marshall Mohr	57	2005	Member	Chair				Member

Vote Required

Each director will be elected by the vote of the majority of the votes cast with respect to the nominee at which a quorum is present. In this context, a majority of the votes cast means that the number of shares voted "FOR" a director must exceed the number of votes cast "AGAINST" that director.

As a condition to nomination, each director has submitted a contingent resignation of his directorship in writing to the Chair of the Nominating and Corporate Governance Committee to be used with regard to majority voting in director elections. The resignation becomes effective only if the director fails to receive a sufficient number of votes for election or re-election at the Annual Meeting as described in the bylaws and the Board accepts the resignation. If the director nominee fails to receive the requisite vote contemplated by the bylaws, the Nominating and Corporate Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

Business Experience of Directors

Mr. Tseu has been a member of the Board since 1999 and serves as Chair of the Board and the Presiding Director of executive sessions. Mr. Tseu has served as Chief Operating Officer of Exponential Interactive since June 2009. Exponential Interactive, Inc. is a leading global provider of advertising intelligence and digital media solutions to brand advertisers. Mr. Tseu has also served as a managing partner, since 2008, of Waypoint Strategies, a firm which advises companies' boards, CEOs and management on alignment of roles, responsibilities and actions to improve corporate performance. From May 2006 to November 2007, Mr. Tseu served as Chief Executive Officer and director of Axesstel, Inc., a designer and developer of fixed wireless voice and broadband data products. From October 2002 to March 2006, Mr. Tseu served as the Chief Executive Officer and a founder of Active Reasoning, Inc., a private company that produces resource management software to help enterprises manage their IT operations that was acquired by Oracle Corporation in 2007. From 2000 to 2002, Mr. Tseu served as a consulting venture partner with ComVentures, LLP, a venture capital firm focusing on communications companies. From February 2001 to July 2001, Mr. Tseu was Chief Executive Officer of Method Networks, Inc., an Internet technology company helping enterprises automate the management of their Internet networks. From October 1999 to October 2000, Mr. Tseu was President and Chief Executive Officer of SiteSmith, Inc., a provider of outsourced Internet site operations that he co-founded. From August 1998 to July 1999, Mr. Tseu served as President of Structured Internetworks, Inc., a company engaged in the design and marketing of bandwidth allocation products. Mr. Tseu has a Bachelor of Arts degree in Economics from Stanford University.

Through his more than 30 years of professional experience founding, developing and leading networking and communication companies, Mr. Tseu has demonstrated leadership capability and extensive knowledge of complex financial, managerial and operational issues facing a broad variety of companies. Moreover, Mr. Tseu has been a member of the Board since 1999 and thus has the benefit of historical experience relating to Plantronics and the headset industry as a whole.

Mr. Kannappan serves as our President and CEO[(1)] and has been a member of the Board since 1999. He joined Plantronics in February 1995 as Vice President of Sales and was promoted to various positions prior to being named President and Chief Operating Officer in March 1998. In January 1999, Mr. Kannappan was promoted to CEO. Prior to joining Plantronics, Mr. Kannappan was Senior Vice President of Investment Banking for Kidder, Peabody & Co. Incorporated, where he was employed from 1985 to 1995. Mr. Kannappan currently serves as Chairman of the Board of Directors of Mattson Technology, Inc., a supplier of advanced process equipment for the semiconductor industry. Mr. Kannappan has a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration from Stanford University.

Mr. Kannappan's extensive experience as part of our management team and his in-depth knowledge of the headset industry as a whole make him uniquely qualified to serve as a member of the Board.

Mr. Dexheimer has been a member of the Board since 2008. Mr. Dexheimer held various sales marketing and executive management roles over 25 years at Seagate Technology, an industry leading company focused on core elements of data storage in the enterprise and consumer markets, until his retirement in July 2009. Mr. Dexheimer's roles at Seagate included Chief Sales & Marketing Officer, Executive Vice President - Sales, Marketing and Customer Service, and Executive Vice President - Storage Businesses and Corporate Strategy, where he was primarily responsible for company strategy, product road map and all go to market aspects for the company. In his most recent role he served as President - Consumer Solutions, where he was responsible for the development, manufacturing and go-to-market of Seagate's branded direct attached and network attached consumer products and services. Mr. Dexheimer has a Bachelor of Business Administration degree in Marketing from the University of Portland, a Master of Business Administration from Pepperdine University and Director Certification from UCLA.

Mr. Dexheimer has extensive experience in strategy, sales, marketing and general management relating to commercial and consumer products and services from his roles at Seagate Technology. In addition, he has substantial knowledge of supply chain management. His deep knowledge of these areas brings valuable insight to our Board.

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(1) On April 14, 2013, we announced that Mr. Kannappan commenced a temporary medical leave of absence to address a treatable form of cancer. Mr. Kannappan is expected to be on leave for approximately four months. During this time he will stay involved in directing the Company to the extent practical and will remain a member of the Board. Our Senior Vice President & Chief Financial Officer, Pamela Strayer, will serve as the acting Interim Chief Executive Officer during Mr. Kannappan's absence.

Mr. Hagerty has been a member of the Board since September 2011. He has served as CEO of iControl Networks, Inc., a software and services company for the broadband home management market, since September 2011. From 1998 to May 2010, Mr. Hagerty served as CEO, President and Chairman of Polycom, Inc., a provider of personal video systems, video and voice collaboration infrastructures and conference phones. Prior to joining Polycom, Mr. Hagerty served as President of Stylus Assets, Ltd., a developer of software and hardware products for fax, document management and Internet communications. He also held several key management positions with Logitech, Inc., including Operating Committee Member to the Office of the President, and Senior Vice President/General Manager of Logitech's retail division and worldwide operations. In addition, Mr. Hagerty's career includes positions as Vice President, High Performance Products for Conner Peripherals and key management positions at Signal Corporation and Digital Equipment Corporation. Mr. Hagerty is currently a director of Smart Technologies, Inc. and Eye IO (a private Company). He has served on several boards of directors in the past including Palm from 2007 to 2010, Modulus Video, Inc. from 2007 to 2009, and as Chairman of the Board of Polycom. Mr. Hagerty holds a Bachelor of Science degree in Operations Research and Industrial Engineering from the University of Massachusetts and a Masters of Arts degree in Management from St. Mary's College of California.

Mr. Hagerty has more than 13 years of experience as a CEO of a public communications technology company and has served on the board of directors for several technology companies. Through his professional experience, Mr. Hagerty has demonstrated leadership capability and extensive knowledge of the communications technology industry. In particular, his deep understanding of the unified communications market is invaluable to a key market in our growth strategy.

Mr. Hammann has been a member of the Board since 2005. Since 2009, Mr. Hammann has been an Operating Partner with the private equity firm of J.H. Whitney & Co. and acting Chief Executive Officer of Power Plate North America Inc. which makes a technologically advanced exercise product used to improve athletic performance. Since 2007 he has also acted as Chief Executive Officer of Action Advisors. From 2003 to 2007 he was Chairman, President and Chief Executive Officer of Nautilus, Inc., a home fitness equipment manufacturer. He has held executive positions at Levi Strauss & Company and Coca-Cola Company. Mr. Hammann also has held management positions at Famous Footwear, The Rayovac Corporation, and Procter & Gamble. Mr. Hammann earned a BBA from the University of Iowa and has a Master of Business Administration from the University of Wisconsin.

Mr. Hammann brings extensive experience as a chief executive officer to our Board and over twenty years of marketing experience with world class brands such as Coca-Cola and Levi Strauss. His contribution to the Board is valuable to our growth plans as we seek to grow our brand value on a global basis.

Mr. Hart has been a member of the Board since March 2006. From September 1990 to September 2000, he was Senior Vice President and Chief Technology Officer of 3Com Corporation where he was responsible for the overall strategic direction of the company during the 10 year period. Prior to 3Com, Mr. Hart was Vice President of Engineering at Vitalink Communications Corporation where he led the group that invented, patented and shipped the industry's first Ethernet switching products. Mr. Hart holds a Bachelor of Science in Mathematics from the University of Georgia.

Mr. Hart's experience determining the strategic direction for large technology companies is valuable to the Board because he can provide experienced and detailed advice to management on business and technological strategies.

Mr. Mohr has been a member of the Board since 2005. Since March 2006, he has been Senior Vice President and Chief Financial Officer of Intuitive Surgical, Inc., a provider of surgical robotics. Prior to joining Intuitive Surgical, from 2003 to 2006 Mr. Mohr was Vice President and Chief Financial Officer of Adaptec, Inc., a computer hardware company. Prior to joining Adaptec, Mr. Mohr was an audit partner with PricewaterhouseCoopers LLP where he served in a variety of roles, concluding as the managing partner of the firm's West Region Technology Industry Group and led its Silicon Valley accounting and audit advisory practice. Mr. Mohr has been a member of the Board of Directors of Pacific Biosciences of California, Inc., a developer of integrated platforms for high resolution genetic analysis, since January 2012, and serves on its Audit and Compensation Committees. Mr. Mohr was a member of the Board of Directors of Atheros Communications, Inc., a developer of semiconductor system solutions for wireless communications products, from November 2003 to May 2011 when Atheros was sold to QUALCOMM, Incorporated. Mr. Mohr also served as the Chairman of Atheros, Inc.'s Audit Committee. Mr. Mohr received his Bachelor of Business Administration in Accounting and Finance from Western Michigan University.

Mr. Mohr's experience in financial and accounting matters is important to the Board's duty to oversee our financial reporting and to manage our relationship with our independent auditors.

COMPENSATION OF DIRECTORS

In fiscal year 2013, each director, other than Mr. Kannappan, and each chair and member of the Audit, Compensation, Nominating and Corporate Governance and Strategy committees received quarterly retainer fees in the amounts indicated in the table below. On March 12, 2013, the Compensation Committee recommended changes to the equity compensation awarded annually to our non-employee directors that took effect at the commencement of fiscal year 2014 which are discussed in further detail below. No changes have been made to the quarterly retainer fees paid to our non-employee directors for fiscal year 2014.

	Fiscal Year 2013 Quarterly Retainer Fee
Board of Directors	
Chair*	$ 17,500
Member	12,500
Audit Committee	
Chair*	5,000
Member	2,500
Compensation Committee	
Chair*	3,750
Member	1,875
Nominating and Corporate Committee	
Chair*	2,500
Member	1,250
Strategy Committee	
Chair*	2,500
Member	1,250
M&A Committee	
Chair*	—
Member	—

* The amounts payable to the Chair of the Board and each of the applicable committees are in lieu of, and not in addition to, the amounts paid to the members of the Board and committees.

No attendance fees were paid to directors for meetings of the Board or any of the committees in fiscal year 2013. Directors were, however, entitled to reimbursement of expenses incurred in connection with attendance at Board and committee meetings. Neither of these policies were changed for fiscal year 2014.

In March 2012, the Compensation Committee's independent compensation consultant at the time, Mercer (US), Inc. ("Mercer"), recommended changes in the equity component of non-employee director total compensation to replace share-based annual awards with value-based annual awards to mitigate year-over-year volatility in compensation resulting from fluctuations in the price of our common stock. After consideration, on May 15, 2012, the Compensation Committee recommended to the Board, and the Board adopted, changes to the equity compensation for non-employee directors effective April 1, 2012, which changes were approved by the affirmative vote of our stockholders at our 2012 Annual Meeting. Accordingly, during fiscal year 2013, newly elected or appointed non-employee directors were not entitled to receive equity awards. Directors who continued to serve as non-employee directors following the 2012 Annual Meeting and who had continually served in such capacity for at least six months immediately preceding the 2012 Annual Meeting, each received the following automatic, non-discretionary equity grants: (1) a non-qualified stock option with a grant date Black-Scholes value of $50,000; and (2) a restricted stock award with a fair market value of $75,000 based on the closing price of our common stock as reported on the NYSE on the date of grant, August 10, 2012. The actual number of shares awarded to each non-employee director in the form of stock option and restricted stock awards are set forth in the "*Non-Employee Director Compensation Fiscal Year 2013*" table set forth below.

On March 12, 2013, the Compensation Committee recommended to the Board, and the Board approved, the following two modifications to the annual equity component of non-employee director compensation after discussion with the Compensation Committee's current independent compensation consultant, Compensia: (1) revising the 2003 Stock Plan to limit the aggregate grant date fair value of equity awards that each non-employee director may receive to $500,000 per fiscal year; and (2) changing the compensation policy for non-employee directors to provide equity awards to newly elected or appointed directors, which awards may be pro rated depending on the quarter in which their terms as directors commence between annual meetings. The modifications to the 2003 Stock Plan are being submitted to our stockholders for approval in Proposal Two discussed in further detail below.

Mr. Kannappan is an employee of Plantronics and, as such, is not eligible to receive compensation as a director, including the automatic grants awarded to non-employee directors.

The following table summarizes the compensation paid to our directors, other than Mr. Kannappan (whose compensation is disclosed in the section entitled "*Summary Compensation Table*" below), for the fiscal year ended March 31, 2013:

NON-EMPLOYEE DIRECTOR COMPENSATION FISCAL YEAR 2013

Name	Fees Earned or Paid in Cash	Stock Awards (1)(2)	Option Awards (1)(3)	All Other Compensation (4)	Total
Marv Tseu	$ 102,500	$ 74,998	$ 49,993	$ 2,011	$ 229,502
Brian Dexheimer	65,000	74,998	49,993	1,961	191,952
Robert Hagerty	65,000	74,998	49,993	611	190,602
Gregg Hammann	75,000	74,998	49,993	2,011	202,002
John Hart	67,500	74,998	49,993	2,011	194,502
Marshall Mohr	70,000	74,998	49,993	2,011	197,002

(1) Option award and stock award amounts reported are the aggregate grant date fair value of stock-related awards in fiscal year 2013 computed in accordance with FASB ASC Topic 718. Refer to Note 2 – Significant Accounting Policies, Stock-Based Compensation Expense and Note 11 – Stock Plans and Stock-Based Compensation to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 as filed with the SEC on May 24, 2013 for the assumptions used to value such awards.

(2) The aggregate number of stock awards outstanding at March 31, 2013 for each director is: Mr. Tseu 5,038 shares; Mr. Dexheimer 5,038 shares; Mr. Hagerty 2,038 shares; Mr. Hammann 5,038 shares; Mr. Hart 5,038 shares; and Mr. Mohr 5,038 shares.

(3) The aggregate number of option awards outstanding at March 31, 2013 for each director is: Mr. Tseu 19,238 shares; Mr. Dexheimer 25,238 shares; Mr. Hagerty 16,238 shares; Mr. Hammann 11,363 shares; Mr. Hart 13,610 shares; and Mr. Mohr 19,238 shares.

(4) Consists of dividends paid on unvested restricted stock awards.

PROPOSAL TWO
APPROVAL OF AMENDMENTS TO THE 2003 STOCK PLAN

General

Stockholders are being asked to approve several amendments to the 2003 Stock Plan, as amended and restated (the "Plan"), as described in further detail below. The Plan was originally adopted by our Board on May 5, 2003 and approved by our stockholders on June 27, 2003. Since its original adoption and approval, it has been amended several times. The Board adopted the current version as amended and restated on June 11, 2012, which our stockholders subsequently approved at our 2012 Annual Meeting held on August 10, 2012. The Plan does not have an expiration date although the Board may amend, alter, suspend or terminate the Plan at any time.

Our Named Executive Officers ("NEO" or "NEOs") and directors have an interest in this proposal as each of them is eligible to receive grants under the Plan. On May 31, 2013, the fair market value of a share of our common stock as determined in accordance with the terms of the Plan was $46.20.

Stockholders are being asked to approve an increase in the number of shares of common stock authorized for issuance under the Plan from 12,900,000 shares to 13,900,000 shares, an increase of 1,000,000 shares. As of May 31, 2013, 2,468,358 shares remained available for future awards under the Plan. There are no shares remaining for grant under our 1993 Stock Option Plan (together with the Plan, the "Stock Plans"). As of May 31, 2013, there were options to purchase 2,049,676 shares of our common stock outstanding combined under the Stock Plans; this includes 1,986,692 options outstanding under the Plan. These options to purchase 2,049,676 shares had a weighted average exercise price of $30.27 and a weighted average remaining contractual life of 4.28 years. As of May 31, 2013, 1,037,797 shares of restricted stock were issued and outstanding, and 269,588 restricted stock units, granted at no cost, were outstanding and remained unvested. Subject to stockholder approval of the increase of 1,000,000 shares, there would then be 3,468,358 shares available for issuance under the Plan, based on shares available for issuance on May 31, 2013.

We currently expect to grant options and full value awards (likely in the form of awards of restricted stock or restricted stock units) covering approximately 1,100,000 shares over the next 12 months which is equal to approximately 2.5% of our common shares outstanding as of May 31, 2013. Each year, we experience some cancellation of outstanding options and other awards. We anticipate cancellation of options and forfeitures of restricted stock awards and restricted stock units of approximately 150,000 shares in fiscal year 2014 which is less than our historical cancellation rates. The decrease is primarily attributable to changes implemented to our equity practices over the last several years during which we awarded more equity in the form of restricted stock as opposed to stock options. Because our practice is to award shares of restricted stock at a rate 2.5 times less than stock options, the number of shares subject to cancellation or forfeiture is decreasing. If our expectation for cancellations in fiscal year 2014 proves correct, our net grants (grants less cancellations) would be approximately 950,000 shares in fiscal year 2014, or approximately 2.2% of our common stock outstanding as of May 31, 2013. Our actual net grants in fiscal year 2013 were 561,518 shares or 1.3% of our common stock outstanding as of May 31, 2013 which was lower than the 850,000 shares forecast in our 2012 proxy statement due primarily to (i) fewer equity grants to employees than estimated and (ii) the cancellation of a greater number of equity awards as the result of the termination of employment or retirement of senior executives, including Ms. Scherer.

From the beginning of fiscal year 2012 through the end of fiscal year 2013, we reduced our common shares outstanding by 5,031,564 shares from 48,314,529 shares to 43,282,965 shares. This decrease is primarily a result of our stock buyback program in which we repurchased 8,778,993 shares of our common stock through the use of both open market purchases along with privately negotiated transactions, including accelerated share repurchase agreements. These 8,778,993 repurchased shares were partially offset by option exercises, net grants of restricted stock awards, shares issued out of treasury to satisfy purchases under our 2002 Employee Stock Purchase Plan and cancellation of restricted stock of 3,747,429 shares since the beginning of fiscal year 2012. Consequently, we reduced our outstanding common stock by 10% over the last two fiscal years. Our stock buyback program returned capital to our stockholders while being positively accretive to our earnings per share. Along with these significant benefits to stockholders, our stock buyback program increases the "overhang" of our Stock Plans due to the fewer number of shares issued and outstanding. Overhang refers to the number of shares potentially issuable under our Stock Plans in relation to our total shares issued and outstanding. The shares potentially issuable under our Stock Plans are the aggregate of (i) shares awarded under existing equity grants, and (ii) shares available for future grant, including the 1,000,000 shares for which stockholder approval is being requested under this Proposal Two. Based on the 5,825,419 shares available for issuance under our Stock Plans and 44,048,888 shares outstanding as of May 31, 2013, the potential dilution in stockholder voting power as a consequence of our Stock Plans was 11.68% (13.42% if the additional one million shares requested under this Proposal Two are approved by stockholders).

We strongly believe that the increase of shares issuable under the Plan is essential to our continued success. Our employees are our most valuable assets. The Board believes that grants of stock options and other awards available under the Plan help create long-term equity participation in Plantronics and thereby assist in attracting, retaining, motivating and rewarding employees and directors. Accordingly, on March 12, 2013 our Board determined it is in the best interest of Plantronics and its stockholders to increase the shares issuable under the Plan and approved an increase of 1,000,000 shares for issuance under the Plan, subject to stockholder approval at the Annual Meeting. If stockholders do not approve the increase, it will not be implemented, and we may have to limit the number of awards or shares granted in the current or future fiscal years.

In addition, the Board approved an amendment to the Plan limiting the maximum value of equity awards issuable in any fiscal year to non-employee directors under the Plan. Under existing provisions of the Plan, any participant (as defined below) may be awarded, in any fiscal year: (i) options to purchase up to 500,000 shares (and options to purchase up to an additional 500,000 shares in connection with the participant's initial employment with the Company); (ii) restricted stock awards with an aggregate value of up to $2,000,000; and (iii) restricted stock units with an aggregate value of up to $2,000,000. Historically, annual equity awards to each non-employee director have been significantly below the foregoing thresholds. In fiscal year 2013, equity awards to each non-employee director had an aggregate grant date fair market value of slightly less than $125,000. Nevertheless, the Board determined that it would be in the best interests of the Company and our stockholders to expressly limit its discretionary authority to issue its members equity awards. Consequently, if approved by our stockholders at the Annual Meeting, the Plan will be amended to limit the authority of our Board to award any non-employee director equity awards during any fiscal year with a grant date fair market value in excess of $500,000 (provided the limitation does not apply to the extent a non-employee director has been or becomes an employee of the Company during the fiscal year).

Notwithstanding the approval of the foregoing $500,000 limitation described above, the Board intends to continue its current practice under its Outside Director Compensation Policy of limiting aggregate fiscal year equity awards to each non-employee director to $125,000, subject to future modification by the Board in its discretion. Under this policy each non-employee director continuing in office after the date of each annual meeting will receive the following automatic, non-discretionary equity grants: (i) a nonstatutory stock option for the right to purchase that number of shares of our common stock equal to a grant date Black-Scholes value of $50,000; and (ii) a restricted stock award with a fair market value of $75,000 based on the closing price of our common stock as reported on the NYSE on the date of grant.

The Board did, however, modify the Outside Director Compensation Policy as it relates to newly appointed or elected non-employee directors effective March 12, 2013. As adopted, each newly elected or appointed non-employee director will automatically receive equity awards of up to an aggregate grant date fair market value of $125,000 apportioned between nonstatutory stock options and restricted stock awards consistent with the allocation of equity awards to existing non-employee directors. However, the aggregate grant date fair market value of equity awarded to a newly elected or appointed non-employee director will be reduced pro rata on a quarterly basis. As such, the number of shares awarded will vary depending on the date the newly elected or appointed non-employee director commences his or her term of office in relation to the anniversary of the immediately preceding annual meeting of stockholders. The Board believes awarding newly elected or appointed non-employee directors equity on or shortly after commencement of their terms of office helps align their interests with those of our stockholders.

We believe that approval of the proposed Plan amendments is important to our continued success. See Appendix C for the complete text of the Amended and Restated 2003 Stock Plan.

Vote Required

The affirmative vote of a majority of votes cast is required to approve the amendments to the Plan, provided that the total number of votes cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENTS TO THE 2003 STOCK PLAN.

Summary of the 2003 Stock Plan

The following is a summary of the principal features of the Plan and its operation. The following summary is qualified in its entirety by reference to the Plan, as it is proposed to be amended and restated, as set forth in Appendix C, attached hereto.

Purposes

The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility; to provide additional incentive for our directors, employees and consultants; and to promote the success of our business.

Administration

The Plan is administered by the Board or any committee of individuals appointed by the Board, referred to as the Administrator. The Administrator may make any determinations deemed necessary or advisable for the Plan. The Administrator has full power to select the individuals to whom awards will be granted, to make any combination of awards to any participant and to determine the specific terms of each grant, subject to the provisions of the Plan. The interpretation and construction of any provision of the Plan by the Administrator will be final and conclusive.

Term of the Plan

The Plan became effective as of September 24, 2003, and will continue until terminated by the Board.

Eligibility

Nonstatutory stock options, restricted stock awards ("RSAs") and restricted stock units ("RSUs") may be granted to our employees, non-employee directors and consultants and those of our parent or subsidiary companies (each referred to herein as a "participant"). As of May 31, 2013, there were approximately 1,300 participants, including our CEO and six non-employee directors, who may be entitled to receive grants under the Plan.

Shares Subject to the Plan

As of May 31, 2013, the maximum number of shares of our common stock available for issuance under the Plan is 12,900,000 shares, of which 2,468,358 shares are available for future grant under the Plan. On March 12, 2013, the Board approved an increase of 1,000,000 shares of common stock issuable under the Plan, subject to stockholder approval. Shares subject to options and full value awards will be counted against the share reserve as 1 share for every 1 share subject thereto. It has been our practice and will continue to be our practice internally to consider the value of a full value award to be 2.5 times the value of an option when determining the number of shares awarded. Many factors are considered when determining the equity value to be awarded to any participant.

Stock Options

Each option granted under the Plan is to be evidenced by a written award agreement between us and the participant and is subject to the following additional terms and conditions:

(a) *Maximum Grant* An individual may not be granted options to purchase more than 500,000 shares during any fiscal year. Notwithstanding this limit, in connection with an individual's initial employment with us, he or she may be granted options to purchase up to an additional 500,000 shares. Additional limitations regarding equity awards to our non-employee directors during any fiscal year are further described in "*Non-Employee Director Annual Equity Award Limitations*" below.

(b) *Grants to Non-Employee Directors* We may grant options to our non-employee directors. In all cases, Awards granted to non-employee directors shall be administered by a Committee comprised solely of two (2) or more independent directors and are further limited as described in "*Non-Employee Director Annual Equity Award Limitations*" below.

(c) *Exercise of the Option* The Administrator determines when options become exercisable; however, options generally are not exercisable until at least 12 months have passed following the date of the option grant. An option is exercised by giving written or electronic notice of exercise to us, specifying the number of full shares of our common stock to be purchased and tendering payment of the purchase price to us. The acceptable methods of payment for shares issued upon exercise of an option are set forth in the award agreement and may consist of (1) cash, (2) check, (3) certain shares of common stock, (4) the delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, will require to effect a cashless exercise of the option and delivery to us of the amount of proceeds required to pay the exercise price, (5) a reduction of our liability to the participant, (6) any combination of the foregoing methods, or (7) such other consideration and method of payment permitted under applicable law; provided, however, that the issuance of a promissory note is not a permissible method of payment.

(d) *Exercise Price* The exercise price of options granted under the Plan is determined on the date of grant. The exercise price of a stock option must be at least 100% of the fair market value per share at the time of grant. The fair market value of a share of our common stock will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the NYSE on the date of grant.

(e) *Termination* If a participant's directorship, employment or consulting relationship with us (or our parent or subsidiary corporations) is terminated for any reason, including death or total and permanent disability, options may be exercised after such termination as to all of the shares as to which the participant was entitled to exercise at the date of such termination. The options may be exercised after termination within the period of time as is specified in the award agreement. If such period of time is not specified in the award agreement, then such period of time will equal 90 days or a period of 12 months in the case of termination upon death, disability or retirement. Notwithstanding the foregoing, all shares under an option must be exercised prior to the expiration of the term set forth in the award agreement.

(f) *Term and Termination of Options* At the time an option is granted, the Administrator determines the period within which the option may be exercised. In no event may the term of an option be longer than seven years. No person may exercise an option after the expiration of its term.

(g) *Other Provisions* The award agreement may contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator.

Restricted Stock Awards

Each restricted stock award granted under the Plan is to be evidenced by an award agreement between us and the participant and is subject to the following additional terms and conditions:

(a) *Limitation* During any fiscal year no participant may receive restricted stock having an aggregate value greater than $2,000,000 as determined based on the value of the shares on the date of grant. Additional limitations regarding equity awards to our non-employee directors during any fiscal year are further described in "*Non-Employee Director Annual Equity Award Limitations*" below.

(b) *Termination* Subject to the terms of an agreement between us and a participant, if a participant's directorship, employment or consulting relationship with us is terminated for any reason, including death or total and permanent disability, any unvested shares will be forfeited to us or we may repurchase any unvested stock obtained by the participant pursuant to a restricted stock award. Unless the Administrator provides otherwise, the purchase price of the repurchased shares will equal the price originally paid by the participant, if any, for such shares.

(c) *Term of Restricted Stock Awards* The Administrator determines the period during which a restricted stock award will vest, which period generally must be at least one year from the date of grant. In addition, if a restricted stock award is not subject to the achievement of performance goals, then such award generally will fully vest over a period of at least three years from the grant date.

(d) *Other Provisions* The restricted stock award agreement may contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator.

Restricted Stock Units

Restricted stock units are awards that will result in a payment to a participant only if the performance goals or other vesting criteria established by the Administrator are achieved or the awards otherwise vest. Each award of restricted stock units will be evidenced by an award agreement between us and the participant and is subject to the following additional terms and conditions:

(a) *Limitation* During any fiscal year, no participant may receive restricted stock units having an aggregate value greater than $2,000,000 as determined based on the value of the shares on the date of grant. Additional limitations regarding equity awards to our non-employee directors during any fiscal year are further described in "*Non-Employee Director Annual Equity Award Limitations*" below.

(b) *Terms of Restricted Stock Unit Awards* The Administrator will establish organizational, individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of restricted stock units to be paid out to participants. The vesting period generally must be at least one year from the date of grant, provided that if an award is not subject to the achievement of performance goals, then such award generally will fully vest over a period of at least three years from the grant date (except in France where local law requires a two year vesting period and a two year holding period).

(c) *Other Provisions* The award agreement may contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator.

Non-Employee Director Annual Equity Award Limitations

In addition to the limitations on the number of shares participants may receive in any fiscal year in the form of an option grant and the aggregate grant date fair value of shares which may be awarded to participants in the forms of restricted stock awards and restricted stock units described above, equity awards granted to non-employee directors during any fiscal year are subject to an overall aggregate grant date fair market value limitation. Non-employee directors may not receive equity awards in the form of stock options, restricted stock awards, restricted stock units, or any combination of the three in any fiscal year in excess of an aggregate grant date fair market value of $500,000; provided, however, the foregoing $500,000 limitation does not apply to the extent a non-employee director has been or becomes an employee of the Company during the fiscal year.

Performance Goals

The granting or vesting of awards of restricted stock and restricted stock units under the Plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Internal Revenue Code and may provide for a targeted level or levels of achievement including: (1) stock price, (2) revenue, (3) profit, (4) bookings, (5) cash flow, (6) customer development, (7) customer retention, (8) customer satisfaction, (9) sales channel retention, (10) sales channel satisfaction, (11) sales channel development, (12) associate retention, (13) associate satisfaction, (14) associate development, (15) net bookings, (16) net income, (17) net profit, (18) operating cash flow, (19) operating expenses, (20) total earnings, (21) earnings per share, diluted or basic, (22) earnings per share from continuing operations, diluted or basic, (23) earnings before interest and taxes, (24) earnings before interest, taxes, depreciation and amortization, (25) pre-tax profit, (26) net asset turnover, (27) asset utilization, (28) inventory turnover, (29) capital expenditures, (30) net earnings, (31) operating earnings, (32) gross or operating margin, (33) profit margin, (34) debt, (35) working capital, (36) return on equity, (37) return on net assets, (38) return on total assets, (39) return on capital, (40) return on investment, (41) return on sales, (42) net or gross sales, (43) market share, (44) economic value added, (45) cost of capital, (46) change in assets, (47) technical development, (48) expense reduction levels, (49) debt reduction, (50) productivity, (51) new product introductions, (52) delivery performance, (53) implementation or improvement of new or existing business systems, and (54) total stockholder return. The performance goals may differ from participant to participant and from award to award and may be used to measure the performance of the Company as a whole or a business unit of the Company and may be measured relative to a peer group or index.

Nontransferability of Awards

Awards granted under the Plan are generally not transferable by a participant; however, the Administrator may grant limited transferability of identified and vested awards (i) by will, (ii) by the laws of descent and distribution, or (iii) to family members (as such term is defined in the general instructions to Form S-8 under the Securities Act of 1933, as amended, or any successor thereto) through gifts or domestic relations orders, as permitted by the instructions to Form S-8 of the Securities Act of 1933, as amended.

Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Change of Control

Changes in Capitalization Subject to any required action by our stockholders, in the event that our common stock changes by reason of any stock split, reverse stock split, stock dividend, combination, reclassification or other similar change in our capital structure effected without the receipt of consideration, appropriate adjustments will be made in the number of shares of common stock subject to the Plan, the number of shares of common stock subject to any outstanding award under the Plan, the exercise price of any such outstanding award, and any per-person or other share limits under the Plan. The Board will make any such adjustment and its determination in that respect will be final, binding and conclusive.

Dissolution or Liquidation In the event of a liquidation or dissolution, any unexercised award will terminate. The Administrator may, in its sole discretion, provide that a participant will have the right to exercise all or any part of his or her award, including shares as to which the award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any shares purchased upon exercise of an award will lapse as to all such shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated.

Merger or Change of Control In connection with a merger of us with or into another corporation, or a "change in control," as defined in the Plan, each outstanding award will be assumed or substituted for by the successor corporation (or a parent or subsidiary or such successor corporation). If there is no assumption or substitution of outstanding awards, the Administrator will notify the participant that he or she has the right to exercise his or her options and as to all of the shares subject to the award for a period of 15 days from the date of such notice and that the award will terminate upon the expiration of such period; moreover, all restrictions on restricted stock and all performance goals or other vesting requirements for restricted stock units will lapse.

Amendment and Termination of the Plan

The Plan does not contain a set term or date on which it will automatically expire. Accordingly, unless and until terminated by the Board, the Plan will continue in full force and effect. The Board may amend the Plan at any time or from time to time or may terminate the Plan without approval of the stockholders; provided, however, that stockholder approval is required for any amendment to the Plan for which stockholder approval would be required under applicable law or regulation (including the requirements of the NYSE), as in effect at the time. In addition, pursuant to the terms of the Plan, the Board may not, without the approval of the stockholders, (i) materially increase the number of shares issuable under the Plan (unless such increase is made as an adjustment to a change in our capitalization), (ii) materially modify the requirements for eligibility to participate in the Plan, or (iii) reprice options issued under the Plan by lowering the exercise price of a previously granted option, by canceling options and issuing replacements or by otherwise replacing existing options with substitute options with a lower exercise price.

Federal Tax Aspects

The following paragraphs are a brief summary of the general federal income tax consequences to U.S. taxpayer participants and the Company due to awards granted under the Plan. Tax consequences for any particular individual may be different.

Nonstatutory Stock Options No taxable income is reportable when a nonstatutory stock option with an exercise price equal to the fair market value of our stock is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the option. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss subject to appropriate holding periods.

Restricted Stock Awards and Restricted Stock Units A participant generally will not have taxable income at the time an award of RSAs or RSUs is granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the award becomes either (a) freely transferable or (b) no longer subject to substantial risk of forfeiture. However, the recipient of a RSA (but not an award of RSUs) may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award (less any cash paid for the shares) on the date the award is granted.

Section 409A Section 409A of the Internal Revenue Code imposes certain requirements on non-qualified deferred compensation arrangements. These include requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (e.g., the individual's separation from service, a predetermined date, or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are considered our "specified employees," Section 409A requires that such individual's distribution commence no earlier than 6 months after such individual's separation from service. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. In addition, certain states (such as California) have laws similar to Section 409A and as a result, failure to comply with such similar laws may result in additional state income, penalty and interest charges.

Tax Effect for the Company We will generally be entitled to a tax deduction in connection with an award under the Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules limit the deductibility of compensation paid to our CEO and to each of the other three most highly compensated executive officers, other than our CFO. Under Section 162(m) of the Internal Revenue Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000; however, we can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. The Plan has been designed to permit the Administrator to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with such awards.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF AN INDIVIDUAL'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH AN ELIGIBLE INDIVIDUAL MAY RESIDE.

Plan Benefits

The number of shares of our common stock a participant may receive under the Plan pursuant to equity awards is at the discretion of the Compensation Committee or Board and therefore cannot be determined in advance.

The following table sets forth (a) the aggregate number of shares subject to options granted under the Plan during fiscal year 2013, (b) the average per share exercise price of such options, and (c) the fair market value on the grant date of the restricted stock grants during fiscal year 2013:

		(a)	(b)	(c)	(d)
Name	**Position**	**Number of Shares Subject to Options Granted**	**Average Per Share Option Exercise Price [5]**	**Number of Restricted Stock Shares Granted**	**Market Value of Restricted Stock Shares Awards [6]**
Ken Kannappan	Director, President and CEO	130,000	$ 32.51	20,000	$ 32.07
Pam Strayer	Senior Vice President and CFO	40,000	$ 31.92	10,000	$ 31.92
Joe Burton	Senior Vice President, Engineering and Development and Chief Technology Officer	40,000	$ 32.51	9,000	$ 32.07
Don Houston	Senior Vice President, Sales	35,000	$ 32.51	8,000	$ 32.07
Renee Niemi	Senior Vice President, Communication Solutions	30,000	$ 32.51	7,000	$ 32.07
Executive Group [1][2]		289,000	$ 32.42	61,000	$ 32.05
Non-Employee Director Group [3]		25,428	$ 36.80	12,228	$ 36.80
Non-Executive Officer Employee Group [4]		113,700	$ 34.47	510,389	$ 32.14

(1) The Executive Group is comprised of 7 Executive Officers.

(2) Barbara Scherer, who was our Senior Vice President, Finance and Administration and Chief Financial Officer, announced her retirement in February 2012 and remained employed in such role until July 2012 until her successor, Pam Strayer, commenced her employment. Ms. Scherer did not receive any equity awards in fiscal year 2013.

(3) The Non-Employee Director Group is comprised of all members of the Board except Ken Kannappan.

(4) The Non-Executive Officer Employee Group is comprised of all our employees worldwide minus the Executive Group.

(5) The average per share exercise price of stock options is calculated as a weighted average.

(6) Based on the market value of our common stock on the date of grant of restricted stock shares granted during fiscal year 2013.

Under the Outside Director Compensation Policy in effect during fiscal year 2013, Non-Employee Directors newly elected or appointed to the Board were not entitled to receive any automatic equity awards. Non-Employee Directors who continued in office as non-employee directors following the 2012 Annual Meeting and who had continually served in such capacity for at least six months immediately preceding the 2012 Annual Meeting, each received the following automatic, non-discretionary equity grants: (1) a nonstatutory stock option with a grant date Black-Scholes value of $50,000; and (2) a restricted stock award with a fair market value of $75,000 based on the closing price of our common stock as reported on the NYSE on the date of grant, August 10, 2012. Accordingly, immediately after the 2012 Annual Meeting each non-employee director received a grant of 4,238 shares in the form of a stock option and an award of 2,038 shares in the form of a restricted stock award. No non-employee directors were newly elected or appointed to the Board in fiscal year 2013.

Fiscal Year 2014 Officer and Director Awards

On April 25, 2013, the Committee approved for grant on May 10, 2013, an aggregate of 216,500 shares of our common stock in the form of stock options and restricted stock awards for all of our executives, including those executives who are fiscal year 2013 NEOs. The Committee furthermore preliminarily targeted an additional 120,500 shares for grant in November 2013 for the second half of the total recommended equity grants to our executives. The number of shares to be awarded to our non-employee directors in fiscal year 2014 is currently indeterminable in that the amount is dependent on the closing price of our common stock on the NYSE on the date of the Annual Meeting, August 1, 2013. If the closing price of our common stock on the date of the Annual Meeting is the same as the closing price of our common stock on May 31, 2013, $$46.20, the aggregate number of shares awarded to our non-employee directors in the form of stock options and restricted stock awards on that date would be 25,122 and 9,738, respectively.

To the extent we hire or promote new executives or appoint or elect new non-employee directors in fiscal year 2014, the number of shares awarded in fiscal year 2014 will increase by a currently unknown amount.

Equity Compensation Plan Information

The following table sets forth information with respect to our equity compensation plans as of March 30, 2013, the end of our most recently completed fiscal year:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	2,566,951 (2)	$ 26.30 (3)	3,580,935 (4)
Equity compensation plans not approved by security holders	73,895 (5)	$ —	—
Total	2,640,846	$ 26.30	3,580,935

(1) Includes the 1993 Stock Option Plan, the 2003 Stock Plan and the 2002 Employee Stock Purchase Plan ("ESPP") but does not include the additional 1,000,000 shares for the 2003 Stock Plan for which stockholder approval is being requested at the Annual Meeting.

(2) Includes 2,415,074 shares subject to stock option awards and 151,877 shares subject to RSUs. Excludes purchase rights accruing under the ESPP.

(3) RSUs, which are included in the number of outstanding options, warrants and rights, do not have an exercise price and therefore, reduce the weighted-average exercise price of outstanding rights. Excluding RSUs, the weighted-average exercise price of outstanding options is $26.30.

(4) Consists of shares available for future issuance as follows: the 1993 Stock Option Plan (no shares remaining for future grants), the 2003 Stock Plan (3,121,721), and the ESPP (459,214).

(5) Granted as a material inducement of employment to certain employees in connection with the acquisition of Tonalite in fiscal year 2013. The material features of this plan are substantially the same as those of the 2003 Stock Plan which are more fully described in the Form S-8 filed by Plantronics with the SEC on August 13, 2012 and in Note 11 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 filed on May 24, 2013.

PROPOSAL THREE
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), independent registered public accounting firm, to audit our consolidated financial statements for fiscal year 2014. The Board recommends that stockholders vote for ratification of such appointment. If this Proposal Three is not approved, the Audit Committee will reconsider its selection.

PricewaterhouseCoopers has audited our consolidated financial statements annually since 1988. A representative of PricewaterhouseCoopers will be available at the Annual Meeting to respond to questions and will have an opportunity to make a statement at the Annual Meeting if he or she desires to do so.

Audit and Related Fees

The following is a summary of pre-approved fees and services approved by the Audit Committee and performed by our independent registered public accounting firm for each of the fiscal years ended March 31, 2013 and 2012:

	Fiscal Year Ended March 31,	
Fee Category	**2013**	**2012**
Audit Fees	$ 2,071,143	$ 2,267,615
Audit-Related Fees	—	—
Tax Fees	232,482	253,429
All Other Fees	14,739	18,416
Total	$ 2,318,364	$ 2,539,460

Audit Fees Consists of fees billed to us for professional services rendered by PricewaterhouseCoopers for (i) the audit of our annual consolidated financial statements included in our Form 10-K; (ii) review of our interim consolidated financial statements included in our quarterly reports on Form 10-Q; (iii) services rendered by PricewaterhouseCoopers in connection with the audit of the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes Oxley Act of 2002; and (iv) consents and assistance in connection with other filings, including statutory audits and services, and other documents filed with the SEC.

Audit-Related Fees Consists of fees billed to us for professional services rendered by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include accounting consultations in connection with transactions, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We had no such fees in fiscal years 2013 or 2012.

Tax Fees Consists of fees billed to us for professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice and tax planning.

All Other Fees Consists of fees billed to us for products and services provided by PricewaterhouseCoopers and not reported under "Audit Fees," "Audit-Related Fees" and "Tax Fees."

Our Audit Committee believes that the services rendered by PricewaterhouseCoopers that led to the fees reported under "Audit Fees," "Tax Fees" and "All Other Fees" are compatible with maintaining PricewaterhouseCoopers' independence.

Our Audit Committee has the authority to adopt pre-approval policies or procedures, so that all fees for services expected to be rendered by our independent registered public accounting firm are pre-approved by the Audit Committee. All audit and non-audit services provided by PricewaterhouseCoopers to us must be pre-approved in advance by our Audit Committee; provided, however, the Chair of our Audit Committee has the authority to approve fees for audit and non-audit services of up to $100,000 in any fiscal quarter. All other permitted services must be pre-approved by either the Audit Committee or a delegate of the Audit Committee. If pre-approval is obtained from a delegate of the Audit Committee, the service may be performed provided that the service is presented to the Audit Committee at the next scheduled meeting. All of the services performed by PricewaterhouseCoopers referenced above were pre-approved by our Audit Committee.

Vote Required

Approval of the ratification of the appointment of PricewaterhouseCoopers as the independent registered public accounting firm requires the affirmative vote of the holders of a majority of the shares of our common stock that are present in person or by proxy and entitled to vote at the Annual Meeting.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL FOUR
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

General

Our compensation program is designed to link executive compensation to Company performance and to the individual contribution of each executive as well as to provide incentives needed to attract, motivate and retain key executives who are important to our long-term success. Consistent with this philosophy, a significant portion of the total incentive compensation for each of our NEOs is based on the achievement of performance goals which are designed to enhance long-term stockholder value as well as long-term equity incentives that align the interests of the NEO with stockholders.

Stockholders are urged to read the Compensation Discussion and Analysis section of this Proxy Statement, which discusses how our compensation program is designed and how our practices reflect our compensation philosophy. The Compensation Committee and the Board believe that our compensation program design and practices are effective in implementing our guiding principles.

Under Section 14A of the Securities Exchange Act of 1934, as amended, we are required to submit this proposal to stockholders for a (non-binding) advisory vote to approve the compensation of our NEOs. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our NEOs. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the principles, policies and practices described in this Proxy Statement. Accordingly, the following resolution is submitted for stockholder vote at the Annual Meeting:

> RESOLVED, that the Company's stockholders approve the compensation of the Company's named executive officers as described in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis" section, the compensation tables and other narrative compensation disclosures.

We hold an advisory vote on NEO compensation annually. Accordingly, the next vote will occur at our 2014 Annual Meeting.

Vote Required

The affirmative vote of a majority of the shares of our common stock present in person or represented by proxy and entitled to be voted on the proposal at the Annual Meeting is required for approval of this Proposal Four. However, this vote is advisory and therefore, not binding on us, the Compensation Committee, or the Board. The Board and the Compensation Committee value the opinions of our stockholders and will take the vote of the stockholders on this Proposal into account in their evaluation of the design and philosophy of our executive compensation program in the future.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DESCRIBED IN THIS PROXY STATEMENT.

ADDITIONAL INFORMATION

Security Ownership of Principal Stockholders and Management

The following table sets forth certain information with respect to beneficial ownership of our common stock as of May 31, 2013 (except as noted below) as to (i) each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, (ii) each of our directors and each nominee for director, (iii) the CEO, the CFO and former CFO, and each of our three other most highly compensated executive officers (collectively, the "**NEOs**"), and (iv) all directors and Executive Officers as a group. Except as otherwise indicated, we believe that the beneficial owners of our common stock listed below have sole investment and voting power with respect to such shares, subject to community property laws. The information below is calculated in compliance with SEC rules, but does not necessarily indicate beneficial ownership for any other purpose.

Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Ownership [2]	Percentage of Class [3]
Royce & Associates, LLC [4]	5,324,045	12.1%
745 Fifth Avenue		
New York, NY 10151		
PRIMECAP Management Company [5]	4,892,850	11.1%
225 South Lake Ave., Suite 400		
Pasadena, California 91101		
BlackRock, Inc. [6]	3,336,313	7.6%
40 East 52nd Street		
New York, NY 10022		
The Vanguard Group, Inc. [7]	2,521,299	5.7%
100 Vanguard Blvd.		
Malvern, PA 19355		
Ken Kannappan	515,349	1.2%
Don Houston	203,006	*
Renee Niemi	141,246	*
Joe Burton	62,139	*
Brian Dexheimer	39,192	*
Pam Strayer	33,829	*
Marv Tseu	25,600	*
Marshall Mohr	22,600	*
Gregg Hammann	14,725	*
John Hart	12,472	*
Robert Hagerty	7,288	*
Barbara Scherer [8]	—	*
All Directors and All Executive Officers as a Group (14 persons)	1,186,233	2.6%

* Less than 1%.

(1) Unless otherwise indicated, the address for each beneficial owner named in the table is c/o Plantronics, Inc., 345 Encinal Street, Santa Cruz, California 95060.

(2) Includes stock options held by directors and NEOs that are exercisable within 60 days of May 31, 2013, as follows:

Director/Named Executive Officer	Stock Options
Ken Kannappan	353,849
Don Houston	147,250
Renee Niemi	93,936
Joe Burton	22,222
Brian Dexheimer	18,562
Pam Strayer	13,334
Marv Tseu	9,562
Marshall Mohr	12,562
Gregg Hammann	4,687
John Hart	6,934
Robert Hagerty	5,250
Barbara Scherer [8]	—
All Directors and All Executive Officers as a Group (14 persons)	743,397

(3) For each person and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group calculated pursuant to Rule 13d-3 of the Securities Exchange Act and set forth in the table by the sum of 44,048,888 shares of common stock outstanding on May 31, 2013 and the number of shares of common stock that such person or group had the right to acquire on or within 60 days of May 31, 2013 as set forth in footnote 2 above.

(4) As of December 31, 2012, Royce & Associates, LLC claims sole voting power and sole dispositive power as to 5,324,045 shares. Information provided herein is based solely upon Royce & Associates, LLC's Schedule 13G/A, Amendment No. 2 filed on January 17, 2013.

(5) As of December 31, 2012, PRIMECAP Management Company ("PRIMECAP") claimed sole dispositive power as to 4,892,850 shares and neither sole nor shared voting power over these shares, based solely upon PRIMECAP's Schedule 13G/A, Amendment 17, filed on February 14, 2013. PRIMECAP has supplementally informed Plantronics that 3,701,500 of these 4,892,850 shares were held by Vanguard Chester Funds – Vanguard PRIMECAP Fund, which is managed by PRIMECAP. In Amendment No. 21 to Schedule 13G/A filed February 14, 2013, Vanguard Chester Funds – Vanguard PRIMECAP Fund reported that, as of December 31, 2012 it had sole voting power over 3,701,500 of these shares and neither sole nor shared dispositive power over any of these shares. The address of Vanguard Chester Funds – Vanguard PRIMECAP Fund is 100 Vanguard Blvd., Malvern, PA 19355.

(6) As of December 31, 2012, BlackRock, Inc., claims sole voting power and sole dispositive power as to 3,336,313 shares. Information provided herein is based solely upon BlackRock, Inc.'s Schedule 13G/A, Amendment No. 3 filed on February 8, 2013. BlackRock, Inc. is a publicly held entity listed on the NYSE.

(7) As of December 31, 2012, The Vanguard Group, Inc. claims sole dispositive power as to 2,459,417 shares, shared dispositive power as to 61,882 shares and sole voting power as to 63,882 shares. Information provided herein is based solely upon The Vanguard Group, Inc.'s Schedule 13G/A, Amendment No. 2 filed on February 11, 2013.

(8) Ms. Scherer resigned as our Senior Vice President, Finance and Administration and CFO on July 16, 2012. Her last day of employment was September 7, 2012. Based solely on information provided to us by Ms. Scherer, she no longer holds any interest in our common stock.

Stock Ownership Requirements

The Nominating and Corporate Governance Committee of the Board has established stock ownership guidelines for all Executive Officers and directors. Under the guidelines, Executive Officers should own, and directors must own, a certain amount of Plantronics' common stock as discussed below. For purposes of this requirement, "Executive Officers" are officers subject to the reporting requirements of Section 16(a) of the Exchange Act. As of the beginning of fiscal years 2014 and 2013, respectively, all directors and Executive Officers met these ownership guidelines.

Non-Employee Directors

All non-employee directors must hold the lesser of (i) that number of shares or the value of in-the-money vested stock options of our common stock equal in value to $25,000, or (ii) 1,000 shares of our common stock. Each non-employee director must attain the foregoing ownership threshold by the later of (i) July 25, 2010, or (ii) four years after his or her appointment to the Board. The value of the shares of common stock will be calculated based on the higher of the actual cost of the shares or their fair market value. The value of vested in-the-money stock options shall be the fair market value less the exercise price. Any subsequent change in the value of the shares during such fiscal year will not affect the amount of stock that the non-employee directors must hold during that year. The Board has the discretion to modify these guidelines, including on a case-by-case basis, as the Board deems appropriate.

President and Chief Executive Officer

The President and CEO should hold the lesser of (i) 25,000 shares of our common stock, or (ii) that number of shares of our common stock having a value equivalent to his or her annual base salary. We calculate achievement of this guideline by dividing his or her annual base salary by the market price of our common stock at the beginning of each fiscal year. In performing our calculation, the value of in-the-money vested stock options may be included. The ownership threshold should be attained by the later of (i) July 25, 2010, or (ii) four years after his or her acceptance of the position. The value of the shares is calculated at the beginning of each fiscal year and is based on the higher of the actual cost of the shares or their fair market value. The value of vested in-the-money stock options is the fair market value less the exercise price. Any subsequent change in the value of the shares during such fiscal year will not affect the amount of stock that the President and CEO must hold during that year. The Board may modify this requirement on a case-by-case basis if compliance reasonably creates a hardship for him or her.

Executive Officers

All Executive Officers (other than the President and CEO) should hold the lesser of (i) that number of shares of our common stock (or the value of in-the-money vested stock options) equal in value to $50,000, or (ii) 3,000 shares of our common stock. Each Executive Officer should attain the foregoing ownership threshold by the later of (i) July 25, 2010, or (ii) four years after his or her acceptance of the position. The value of the shares of common stock is calculated at the beginning of each fiscal year and is based on the higher of the actual cost of the shares or their fair market value. The value of vested in-the-money stock options is the fair market value less the exercise price. Any subsequent change in the value of the shares during such fiscal year will not affect the amount of stock that each such Executive Officer must hold during that year. The Board may modify this requirement on a case-by-case basis if compliance reasonably creates a hardship for any Executive Officer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis focuses on the compensation paid to the individuals who served as our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") during fiscal year 2013, as well as the three other most highly compensated executive officers (each, a "NEO" and collectively, the "NEOs"), although much of the discussion also applies to all of our executive officers as they are defined on pages 9-11 of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 24, 2013 ("Executives") generally. For fiscal year 2013, our NEOs were:

- Ken Kannappan, President and Chief Executive Officer
- Pam Strayer, Senior Vice President and Chief Financial Officer
- Joe Burton, Senior Vice President of Engineering and Development & Chief Technology Officer
- Don Houston, Senior Vice President, Sales
- Renee Niemi, Senior Vice President, Communication Solutions
- *Barbara Scherer, former Senior Vice President, Finance and Administration and Chief Financial Officer

*Ms. Scherer, announced her retirement in February 2012 but continued to perform as our principal financial officer until Ms. Strayer commenced her employment in July 2012.

The first part of the Compensation Discussion and Analysis, entitled "Summary of Strategic Executive Compensation Practices in Fiscal Year 2013," discusses compensation decisions of our Compensation Committee of the Board of Directors (for purposes of this Compensation Discussion and Analysis, the "Committee" or "Board," as applicable) as they relate to our Executives for fiscal year 2013. The second part, entitled "Our Compensation Framework," discusses in greater detail our compensation philosophy and practices. The third part, entitled "Fiscal Year 2013 Named Executive Officer Compensation" discusses actual compensation earned by our NEOs during fiscal year 2013.

SUMMARY OF STRATEGIC EXECUTIVE COMPENSATION PRACTICES IN FISCAL YEAR 2013

Aligning Executives' Compensation to Corporate Performance and Stockholder Interests

Our approach to Executive compensation is designed to align our Executives' compensation, including that of the NEOs, with stockholder interests and overall corporate goals while concurrently encouraging Executive achievement, retention, and engagement. For fiscal year 2013, overall corporate performance was consistent with or above the pre-established corporate goals set for our Executives by our Board and the Committee. Key highlights of Executive compensation in fiscal year 2013 included:

Short Term Cash Incentive Plans

- *Cash incentive bonus program paid annually.* Our cash bonus payouts are based on annual results and are intended to associate fiscal year achievement with calculation and payment of bonuses. This is intended to align Executive bonuses with our stockholders' interests by eliminating the payment of cash bonuses based on short-term quarterly accomplishments rather than full fiscal year performance.

- *Funding metrics are directly linked to business objectives.* We continue to fund our short-term cash incentive plan based on achievement of Operating Income and Asset Utilization metrics which track our results on key balance sheet metrics. Additionally, net revenue was added as a funding metric for fiscal year 2013 to reflect its importance as a key driver and indicator of our growth and profitability.

- *Short-term cash incentive plan funded through direct achievement of metrics.* Our short-term executive cash incentive plan is funded only upon achievement of pre-determined performance metrics and no bonuses are paid to Executives in excess of these pre-determined amounts. The Committee retains discretion to reduce or eliminate bonuses. As opposed to short-term cash bonus plans of other companies that may fully fund at the maximum amount upon achievement of threshold minimum targets, our short-term incentive plan is funded directly in correlation to corporate performance against objectives.

The correlation between incentives paid out under our short term cash incentive plans and performance are illustrated in the table below which identifies the average amounts paid to our NEOs under the short-term cash incentive plans in effect in each of the last five years as they relate to the three key funding metrics: (1) Net Revenue; (2) Operating Income; and (3) Asset Utilization. The table depicts over- and under-performance against the three metrics, overlaid with the average NEO payout.


NEO Payouts Relative to Key Corporate Metrics
0.6
0.4
0.2
0.0
-0.2
-0.4
-0.6
% Relative to Target
1
0
-1
-2
2009
2010
2011
2012
2013
Fiscal Year
Net Revenue ($M)*
Operating Income (non-GAAP)
EPS (non-GAAP)
NEOs Payout % Under STI Plan

* Net revenue was introduced as a funding metric in fiscal year 2013; prior fiscal year net revenue results are shown for illustrative purposes only.

CEO Total Direct Compensation

- *CEO Base Salary.* Our CEO's base salary increased modestly and at a lower percentage than our U.S.-based employees generally over the last two years. In fiscal year 2012, Mr. Kannappan did not receive any increase in his base salary. In fiscal year 2013, after careful consideration of relevant peer data and in light of the fact that Mr. Kannappan's base salary was not modified in fiscal year 2012, the Board increased his base salary by $25,000, an increase of 3.70% over the two-year period. During fiscal year 2012 and fiscal year 2013, the base salary budget for our U.S.-based employees increased by 3.75% and 3.85%, respectively.

- *CEO Incentive-Based Compensation.* Performance-based short-term and long-term incentives continue to represent a significant percentage of our CEO's targeted total direct compensation. For the past three years, when considering Mr. Kannappan's annual base salary and targeted short-term cash compensation and long-term equity grants, the Committee reviewed the ratio of his base salary to short- and long-term incentives, and thereafter targeted his base salary to comprise, on average, approximately 20% of his total direct compensation. The table below illustrates the targeted allocation of base salary, short term cash incentives, and long term equity-based incentives as percentages of his total direct compensation.


Elements of CEO Compensation
0.7
0.6
0.5
0.4
0.3
0.2
0.1
% of Total Direct Compensation (TDC)*
20%
18%
62%
19%
19%
62%
21%
21%
58%
2011
2012
2013
Fiscal Year
Base % of TDC
STI % of TDC
LTI % of TDC

* The term "TDC" in the table above means target "total direct compensation." The components of TDC are described in the section entitled "*Total Direct Compensation*" of "*Compensation Elements*" below.

Long Term Incentives

- *Award of long-term incentives are staggered.* To balance the impact of stock market volatility on the exercise price of stock options, we continued the practice of awarding equity grants to Executives, including the NEOs, on a semi-annual basis at pre-determined periods and after assessment of individual and corporate performance during the year.

Other Executive Benefits

- *Perquisites were minimal.* We provide limited additional benefits to Executives, including the NEOs, relative to our non-executive employees. The few perquisites we do provide to our Executives include: an auto allowance; a non-taxable health expense reimbursement program; financial, estate and tax services reimbursement; business club membership reimbursement; personal liability insurance reimbursement; and a permanent total disability policy for our CEO.
- *Severance agreements remained conservative.* Severance agreements with the majority of our Executives, which include change of control based severance compensation, provide cash compensation of one year base salary, target annual cash incentive bonus and COBRA contributions, and accelerated vesting of equity awards. For our CFO, we provide cash compensation of two years base salary, target annual cash incentive bonus and COBRA contributions, and accelerated vesting of equity awards. Although our CEO has broader and additional severance arrangements, they remain consistent with a range of similar provisions for CEOs at comparable companies. (A more detailed description of the executive severance arrangements is included in the section entitled "*Employment and Change of Control Severance Agreements for Our NEOs,*" below). No material changes to our Executives' severance arrangements were made in fiscal year 2013.

The Committee continues to review and refine our Compensation Framework to effectively tie Executive compensation to corporate performance.

OUR COMPENSATION FRAMEWORK

Our Compensation Philosophy and Guiding Principles

Our executive compensation philosophy is that compensation should be competitive and vary with actual performance. Accordingly, our compensation program is designed to link Executive compensation to corporate goals and to the individual contributions of each Executive and his or her team to the achievement of those goals. The compensation program consists of: (i) base salary; (ii) variable cash incentives that reward Executives for the achievement of performance goals intended to enhance stockholder value both over the year and long-term; (iii) equity incentives meant to align the interests of the Executives and stockholders over the long-term; and (iv) reasonable, competitive benefits consistent with comparable programs in industries and at companies against whom we compete for executive talent.

The guiding principles of our executive compensation program are to: (i) attract highly qualified executives and motivate them to perform at the highest levels; (ii) reward outstanding performance while avoiding excessive risk; (iii) retain executives whose skills are essential for maintaining and building upon the successes of our business and creating long-term value; (iv) establish annual short-term targets for cash incentives that are directly tied to metrics we deem important to financial performance as well as to individual areas of accountability; (v) create greater stockholder value by awarding long-term equity compensation tied to the achievement of consistent positive corporate results; and (vi) to recruit and retain successful individuals by providing comprehensive compensation packages competitive with those of executives in similar positions at comparable companies.

Role of the Compensation Committee

The compensation policies for Executives, including the NEOs, are overseen by the Committee. Each Committee member is an independent, non-employee, outside director as defined under applicable New York Stock Exchange ("NYSE") listing standards, Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and Section 162(m) of the Internal Revenue Code of 1986, as amended, respectively, with experience managing executives and making executive compensation decisions. The Committee solicits input from the CEO when making compensation decisions for Executives other than the CEO.

The Committee believes that compensation must be viewed holistically and, therefore, evaluates compensation based upon Total Direct Compensation ("TDC"). TDC is composed of base salary, non-equity cash incentives, long-term equity incentives ("LTI"), benefits, and perquisites. LTI is typically composed of equity granted in the form of (i) stock options, and (ii) awards of restricted stock ("RSAs"), restricted stock units ("RSUs") or a combination of RSAs and RSUs, as the Committee deems appropriate.

Role of Our Stockholder Say-on-Pay Votes

We provide stockholders with the opportunity to cast an annual advisory vote on our executive compensation ("say-on-pay"). At our 2011 Annual Meeting of Stockholders which occurred during fiscal year 2012, 98% of the votes cast on our say-on-pay proposal were in favor of the proposal. The Committee believes this affirmed stockholders' strong support of our approach to executive compensation. Based on that stockholder support, the Committee did not make material structural changes to our approach to executive compensation for fiscal year 2013. At our 2012 Annual Meeting of stockholders held in fiscal year 2013, our stockholders re-affirmed their support for our executive compensation practices with 97% of the votes cast in favor of our annual say-on-pay proposal. Consequently, the Committee determined to again maintain its overall compensation approach for fiscal year 2014.

Role of the CEO and Senior Human Resources Executive

Each year, the CEO, our Senior Vice President of Human Resources and other appropriate personnel provide the Committee with an assessment of each Executive's prior year performance with respect to the specific performance objectives previously established by the CEO and the Committee for that particular Executive. The CEO also provides his assessment of how each Executive's performance influenced overall corporate performance. The CEO does not provide an assessment of his own performance. Based on the CEO's assessments, together with information provided by our compensation consultant, the CEO also recommends changes to the compensation package and performance objectives for each Executive other than himself. After the close of the fiscal year, the Committee makes the final decision on the amount and payment of annual bonuses to our Executives.

Role of the Compensation Consultant

The Committee retains a compensation consultant to provide information, analysis and advice regarding executive and director compensation.

The compensation consultant reports directly to the Committee Chair. The consultant may contact our employees for information necessary to fulfill its assignment and may make reports and presentations to and on behalf of the Committee that the officers and employees may also receive. All decisions concerning the amount or form of executive and director compensation under our executive and director compensation programs are made by the Committee alone. In making its decisions, the Committee considers the assessment of the CEO and Senior Vice President of Human Resources, the information and advice provided by our compensation consultants and such other factors it deems relevant.

In fiscal year 2012 and for the first seven months of fiscal year 2013, the Committee retained Mercer (US) Inc. ("Mercer") as its compensation consultant. After the departure of our primary compensation advisor at Mercer, the Committee re-assessed its compensation advisory needs and, as a result, chose to retain Compensia as its compensation consultant beginning in November 2012. At the Committee's direction, Mercer and thereafter, Compensia, collectively provided the following services for the Committee in connection with fiscal year 2013 Executive compensation: (i) advice on Executive target award levels within the non-equity and long term equity incentive programs and, as needed, on Committee actions with respect to compensation of Executives; (ii) advice on short term incentive plan targets and funding metrics; (iii) ongoing advice on the design of our non-equity and long term equity incentive plans; and (iv) information on executive compensation trends.

Compensation Elements

The basic components of our fiscal year 2013 Executive compensation program were:

Base Salaries. Base salaries are typically established annually based on the scope of each Executive's responsibilities and benchmarked against compensation paid by similar sized companies for similar positions. To remain competitive, base salaries are evaluated against the median of the range of salaries for executives in similar positions; however, the Committee does not target a specific percentile when setting compensation levels.

Short-Term Cash Incentive Bonuses ("STI").

Overview.

The Committee established performance-based annual cash bonuses to encourage our Executives to focus on achieving Company-wide financial performance and functional goals. In fiscal year 2013, we had two forms of cash bonus Executive Incentive Plans, one intended to comply with Internal Revenue Code Section 162(m) ("Section 162(m)") for our CEO and one, for the Executives that report directly to our CEO, that was not intended to comply with Section 162(m) (collectively, the "EIPs"). The EIPs are identical except that the EIP for our CEO's direct reports included measurement of certain functional performance goals for each individual, weighted at 30% of the overall amount payable under the EIP, and allowed the Executives to receive a payout greater than the pool funding percentage, up to a maximum of 200%, provided that the sum of all payouts under our CEO's EIP and the EIPs of the other Executives could not exceed the maximum Corporate Pool Funding. The CEO's EIP was based entirely on the Corporate Pool Funding Metrics and the maximum amount payable to our CEO under his EIP was the lesser of (i) the Corporate Pool Funding percentage, or (ii) 150% of his target award for fiscal year 2013.

Plan Mechanics.

The fiscal year 2013 STI bonus pool was funded ("Corporate Pool Funding") based on meeting or exceeding the three funding metrics of the EIPs, comprised of Net Revenue, Non-GAAP Operating Income and Asset Utilization targets ("Funding Metrics"). The individual target award amounts were a percentage of base salary. Actual payouts could have been above or below the targeted award amounts based on a combination of performance against Company-wide performance goals ("Shared Corporate Goals"), weighted 70%, and the goals assigned to each Executive ("Functional Goals"), weighted 30%. For Executives eligible to participate under the EIPs during fiscal year 2013, including each of the NEOs, the minimum cash bonus payable was zero. For our CEO, the maximum payable was the lesser of (i) the Corporate Pool Funding percentage or (ii) 150% of his target award amounts for both the Shared Corporate Goals and the Functional Goals. For each of the other Executives, the maximum payable was 200% of their target award amounts for both the Shared Corporate Goals and the Functional Goals; provided, however, the sum of all payouts under our CEO's EIP and the EIPs of the other Executives could not exceed the maximum Corporate Pool Funding.

For awards to be paid under the STI in fiscal year 2013, the thresholds for the Corporate Pool Funding had to be met. Calculations, performance evaluations and expected payouts were determined, and actual payouts made, after the close of the fiscal year. Performance against the funding objectives determined the aggregate amount in the Corporate Pool Funding available for payout. Actual Corporate Pool Funding equaled the sum of all eligible Executives' individual target award amounts multiplied by the weighted average achievement of the Funding Metrics targets for the EIPs. Maximum Corporate Pool Funding was 150% of the targets.

To achieve competitive target total cash compensation levels, the Committee determined the appropriate total target award amounts for the eligible Executives. The determination was made in part by examining the median of the range of short-term cash incentives and the total cash compensation target for executives in similar positions with similar responsibilities at comparable companies; however, the Committee uses its own judgment in determining proper levels of compensation for the Executives.

The EIPs did not provide for payment to Executives in the event of voluntary resignation prior to the date on which cash bonuses under the EIPs are regularly scheduled for payment, although in certain circumstances this requirement may be waived. These provisions provide incentive for the Executives to remain employed through the duration of the fiscal year. The Committee maintains the right to require Executives to repay any amounts earned under the Plan in the case of a material financial restatement of results for a period of three years following payment of awards. For a further discussion of our right to recoupment, refer to the section entitled "*2013 Executive Incentive Plan Targets, Performance and Payouts*" of "*The Benchmark Study*" below.

Long-Term Equity Incentives **("LTI").** This term refers to equity incentives granted in the form of stock options, RSAs, RSUs or any combination of the three that are intended to reward our Executives for positive performance over periods greater than one year. LTI is designed to align Executive compensation with the interests of our stockholders by providing incentives to Executives to improve Company performance in ways that increase the value of our stock, thereby increasing the value of the equity awards granted to them. The value of stock options is calculated using the Black-Scholes option-pricing model. RSAs and RSUs are valued at the fair market value of our common stock which is the closing stock price as reported on the NYSE on the date of grant. The Committee makes awards of equity to Executives based upon the factors set forth in the section entitled "*Total Direct Compensation*" below.

Total Direct Compensation **("TDC").** The term TDC refers to the sum of LTI and the total cash compensation targeted for each Executive, or "TCC". "Actual TCC" is the sum of an Executive's annual base salary and the actual amount of STI cash compensation awarded under the EIPs for the fiscal year. "Target TCC" is the sum of an Executive's annual base salary and his or her target STI. The Committee considers the median of the range of TDC for executives in similar positions with similar responsibilities at comparable companies when evaluating the compensation of our Executives. When our performance is above pre-established target thresholds for a given fiscal year, Executives generally earn greater than median pay and when performance falls below target thresholds, Executives typically earn less than median pay. The Committee believes a compensation program that enables greater than median compensation when performance exceeds pre-established targets, supports its goal of providing incentives to our Executives to increase stockholder value.

Health and Welfare Benefits and Perquisites. In addition to TDC, we also provide Executives with employee benefits such as medical and dental insurance and a 401(k) plan that are generally available to all employees. The Committee also believes it is appropriate to offer Executives certain additional benefits that are reasonable, competitive and consistent with our overall Executive compensation program including: (i) an auto allowance; (ii) a non-taxable health expense reimbursement program; (iii) financial, estate and tax services reimbursement; (iv) business club membership reimbursement; (v) personal liability insurance reimbursement; and (vi) permanent total disability insurance policy for our CEO. Except for the permanent total disability insurance for our CEO, each additional benefit is either capped at a fixed amount or only reimbursable at a fixed percentage and is subject to applicable taxes and withholdings. The value of these additional benefits, constituting only a small percentage of each NEO's TDC, are included in the "*Summary Compensation Table*" elsewhere in this Proxy Statement.

In addition, prior to January 1, 2013, we also provided all of our employees, including the NEOs, with an accrued vacation plan. Under our paid vacation policy, Executives received one additional week of paid vacation for each of the first three years of their employment. We eliminated the accrued vacation plan for all U.S. salaried (exempt) employees, including the NEOs, effective December 31, 2012. In connection with the elimination of the plan, in December 2012 we provided each eligible employee with a lump sum payment equivalent to their accrued, but unused, vacation balances as of December 31, 2012. The lump sum payments received by our CEO and the other NEOs are reflected in the "*Summary Compensation Table*" elsewhere in this Proxy Statement.

Key Elements of Compensation in Fiscal Year 2013

Pay Element	Pay Element Description	Link to Performance	Benchmark Market Position	Intended Compensation Philosophy Element				
				Market Competitive	Performance Based	Long-term Focused	Aligned with Stockholders	Equity Stake
Base Salary	Fixed salary provided to each Executive	Reflects market competitiveness, performance and time in role	Generally market median (1)	X	X			
Short-Term Cash Incentive Bonuses	Annually calculated incentive awards (all payable after the close of the fiscal year) provided for performance during fiscal year 2013 based on achievement of Shared Corporate Goals and Functional Goals	For fiscal year 2013, the annual cash compensation incentive for Executives was based on achievement of Non-GAAP Operating Income, financial and operating goals (Shared Corporate Goals), and functional goals specified for each Executive. Performance for Shared Corporate Goals was 70% of target. For fiscal year 2013, the Corporate Pool Funding Percent was 106.3% of target.	Generally market median (1)	X	X		X	
Long-Term Incentives	A mix of any of stock options, RSAs and RSUs.	Equity awards are linked to long-term service and are intended to reward executives for positive long-term performance. Options provide value if the share price increases relative to the closing price of our common stock on the date of grant.	Generally market median (1)	X	X	X	X	X

(1) We review data from published surveys and proxy statements in assessing market levels (see the section entitled "*The Benchmark Study*" below for additional detail). We do not target a specific percentile when determining compensation levels).

Section 162(m)

When making compensation decisions for our Executives, the Committee considers whether the compensation arrangements are tax deductible under Section 162(m) of the Internal Revenue Code. However, tax deductibility is not the primary factor in determining appropriate levels or modes of compensation. Since corporate objectives may not always be consistent with the requirements for tax deductibility, we may, if consistent with our compensation philosophy, enter into compensation arrangements under which payments are not fully deductible under Section 162(m).

For fiscal year 2013, the Committee intended that our CEO's EIP be compliant with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended. Consequently, the maximum payable under the CEO's EIP in fiscal year 2013 was the lesser of (i) either the Corporate Pool Funding percentage or (ii) 150% of his target award amounts for both the Shared Corporate Goals and Functional Goals, meaning, his payout under the EIP could not have exceeded the pre-established Corporate Pool Funding metrics.

The EIP for fiscal year 2013 for Executives other than our CEO, including the NEOs, was slightly different. For them, the maximum payable was 200% of their target award amounts for both the Shared Corporate Goals and the Functional Goals; provided, however, the sum of all payouts under our CEO's EIP and the EIPs of the other Executives could not exceed the maximum Corporate Pool Funding. This higher potential individual payout to Executives other than our CEO was designed to more heavily emphasize achievement of key corporate goals by recognizing individual Executive performance. The correlation of pay to performance was balanced against the Committee's belief that it was unlikely that the Section 162(m) $1 million deduction limit would be exceeded by more than one Executive in fiscal year 2013.

In addition, the Committee intended that the equity awards granted to our Executives under our 2003 Stock Plan meet the requirements for obtaining tax deductibility under Section 162(m). We intend to continue to evaluate the effects of the statute and any applicable Treasury regulations and to comply with Section 162(m) in the future to the extent consistent with our best interests.

The Benchmark Study

For fiscal year 2013, Mercer, in collaboration with the Committee, used the following surveys to gather objective external compensation data. The Committee agreed upon the following three sets of data sources to benchmark pay for our Executives prior to the start of fiscal year 2013:

- Radford Global Technology Survey;
- Mercer's Executive Remuneration Suite; and
- Mercer's Global Disclosure Database.

The Radford Global Technology Survey, filtered to approximately 98 companies, includes companies primarily in the high-technology industries, with $500 million to $999.9 million in annual revenue. A listing of these companies is set forth at Appendix D-1 to this Proxy Statement.

Mercer's US Executive Remuneration Suite, filtered to approximately 447 companies in various industries with trailing twelve-month annual revenue between $300 million to $1.4 billion, provides compensation data for executives from companies in all industries, not just high-technology companies. A listing of these companies is set forth at Appendix D-2 to this Proxy Statement.

Mercer's Global Disclosure Database includes data from recent proxy statement disclosures for approximately 59 companies with annual revenue between $300 million and $1.4 billion, of which 29 are reported to be in "Software and Services" and 30 in "Technology Hardware & Equipment," reflecting the Company's consideration of such industry-specific data. A listing of these companies is set forth at Appendix D-3 to this Proxy Statement.

Base Salary

In determining changes to salary levels for Executives for fiscal year 2013, including the NEOs, the Committee carefully considered the following:

- Each Executive's then-current salary position relative to the market median based on the Benchmark Study;
- CEO input on individual performance and recommendations for change; and
- The Committee's own observations on the performance and contribution of each Executive.

Fiscal year 2013 base salary increases for our NEOs (other than Ms. Strayer who was hired during fiscal year 2013) averaged less than 5% of base salary. The result of the fiscal year 2013 salary decisions was that each of the NEO's salaries aligned with our philosophy of positioning fixed compensation relative to the market median. Base salary levels for the NEOs, including our CEO, approximated, on average, 110% of the market median. Our CEO's salary was increased in fiscal year 2013 by $25,000, a 3.70% increase over fiscal year 2012, as discussed in the section "*Compensation of the Chief Executive Officer*" below. His salary was unchanged in fiscal year 2012 from fiscal year 2011.

Short-Term Cash Incentive Bonuses

The EIPs for fiscal year 2013 consisted of a single annual cash bonus amount based on fiscal year 2013 performance. The target award amounts for each Executive were expressed as a percent of his or her base salary. As described above, funding of the STI bonus pool was based on the Corporate Pool Funding, which for fiscal year 2013 was based on EIP Funding Metrics consisting of Non-GAAP Operating Income, Asset Utilization and Net Revenue. Actual payouts could vary and be above, at, or below each Executive's potential target award amount depending on a combination of performance against Shared Corporate Goals and Functional Goals. For eligible Executives to participate under the EIPs during fiscal year 2013, including each of the NEOs, the minimum cash bonus payable was zero. For our CEO, the maximum payable was the lesser of (i) the Corporate Pool Funding percentage or (ii) 150% of his target award amounts for both the Shared Corporate Goals and the Functional Goals. For each of the other Executives, the maximum payable was 200% of their target award amounts for both the Shared Corporate Goals and the Functional Goals; provided, however, the sum of all payouts under our CEO's EIP and the EIPs of the other Executives could not exceed the maximum Corporate Pool Funding. For awards to be paid, the thresholds for the Corporate Pool Funding had to be met.

2013 Executive Incentive Plan Targets, Performance and Payouts

Under the provisions of the EIPs for fiscal year 2013, the Committee determined that Executives other than the CEO should have 70% of their individual annual target STI cash bonus opportunity based on Non-GAAP Operating Income; Market Share on a consolidated product category basis; Inventory Turns; On-time shipments; and Associate Engagement (collectively, the Shared Corporate Goals described in further detail below). An additional 30% of the potential cash bonus amounts were based on Functional Goals that varied by each Executive's area of responsibility. For the CEO, 100% of his potential annual target STI cash bonus was based solely on the Shared Corporate Goals. For fiscal year 2013, progress towards attainment of the Functional Goals was tracked quarterly for applicable goals but payment of all cash awards remained contingent on Corporate Pool Funding based on achievement of the Net Revenue, Non-GAAP Operating Income and Asset Utilization targets as of the end of the fiscal year.

The Committee chose the particular Shared Corporate Goals because it believed they were reasonable performance objectives likely to increase stockholder value. The Net Revenue metric was intended to correlate directly to business growth and profitability. The Non-GAAP Operating Income metric was designed to reward growth in operating income which should be a significant driver of corporate success. The Committee believed the Market Share objective was an important measure of our competitiveness in our target markets directly related to our ability to generate revenues. The Committee considered the Inventory Turns and On-time shipments objectives to be meaningful indicators of our effective utilization of assets. Finally, Associate Engagement was intended to reflect the Committee's desire to maintain a productive and enjoyable workplace that allows us to attract and retain talented employees critical to fulfilling the objectives most likely to increase our profitability and, ultimately, stockholder value. The targets for each of the metrics were set by the Committee as reasonable goals based on our business plan and historical analysis.

When setting the Funding Metrics of the EIPs for fiscal year 2013, the Committee took into account a range of factors including historical performance, the fiscal year 2013 business plan, and the external market. Overall, the structure was designed to achieve payout at target levels on average over time.

The table below shows the weighting and minimum, target, and maximum awards under the EIPs for fiscal year 2013:

Fiscal Year 2013 Funding Metrics for the EIPs	**Weight**	**Minimum Award Multiplier 0.5x**	**Target Award Multiplier 1.0x**	**Maximum Award Multiplier 1.5x**
Net Revenue	20%	$730M	$755M	$780M
Non-GAAP Operating Income	60%	$141M	$166M	$191M
Asset Utilization	20%	2.93	3.09	3.20
	100%			

The Committee established and approved the Award Multipliers set forth in the table above with the Target 1.0x column for fiscal year 2013 as the goal for 100% Corporate Pool Funding. The Committee also set the minimum threshold for the annual Corporate Pool Funding, below which no performance based cash compensation would be paid.

The table below shows actual results for the annual Corporate Pool Funding for fiscal year 2013:

Performance to Fiscal Year 2013 Funding Metrics of the EIPs for Funding of Corporate Pool	**Fiscal Year 2013 Results**	**% Achievement**	**Total Percentage of Bonus Earned after Award Multiplier**	**Weight**	**Weighted Bonus % Funding [(1)]**
Net Revenue	$ 762.2M	101.0%	114.5%	20%	22.9%
Non-GAAP Operating Income	$ 160.4M	96.6%	89.1%	60%	53.5%
Asset Utilization	3.30	106.8%	150.0%	20%	30.0%
Fiscal Year 2013 Corporate Pool Funding					106.3%

[(1)] Weighting of the Net Revenue, Non-GAAP Operating Income and Asset Utilization Funding Metrics of the EIPs was computed independently. The sum of the Weighted Bonus Percentage Funding in the table above does not equal the three Funding Metrics due to rounding of percentages of the underlying Funding Metrics. Actual funding of the Corporate Pool Funding was at 106.3%.

The Committee has the right to require any EIP participant to repay any amounts earned under the EIPs if there is a material financial restatement of results for prior years which resulted in overpayment under the EIPs; however, it is not our policy to automatically require repayments in such cases except for certain Executives as may be required under various laws and regulations. If, in the future, we are required to restate our financial results for prior years, the Committee will evaluate the facts and circumstances of any such case and may require repayment from certain individuals who received undue earnings based on a material financial restatement as a result of material or negligent misrepresentation of financial results.

Our right to recoupment expires unless demand is made within three years following payment of awards under the EIPs and does not apply to stock options, restricted stock or other securities that do not have performance-vesting criteria. Our recoupment right is in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities. Our right to repayment will be evaluated on a case-by-case basis, including a thorough evaluation of the rights and restrictions under state and federal laws, and our ability in practice to actually collect repayment, if legal under state and federal laws.

FISCAL YEAR 2013 NEO COMPENSATION

The tables below illustrate the specific fiscal year 2013 targets for each NEO with the financial objective measured at the consolidated level. For each of the NEOs, the metrics were defined as follows:

(i) Non-GAAP Operating Income achievement was the achievement of Non-GAAP Operating Income against annual targets;
(ii) Operational Effectiveness includes a target for Inventory Turns and On-time shipments. Inventory turns is calculated as (consolidated quarterly cost of revenues multiplied by 4) divided by (consolidated ending net inventory balance for such quarter) with the cost of revenues measured on a GAAP basis;
(iii) Associate Engagement was measured through our percentile ranking amongst a benchmark group of companies in an annually administered Employee Engagement Survey; and
(iv) Market Share was net revenues from Office and Contact Center ("OCC") products divided by the sum of such revenue plus OCC revenue as reported from a leading competitor. We measure Market Share in this manner as no other public data on the OCC revenue of other competitors was readily available to our knowledge.

Under the provisions of the EIPs, progress towards attainment of the goals was tracked quarterly for applicable metrics but the actual STI cash bonus payout remained contingent on achievement of the threshold as of the end of fiscal year 2013. The Committee retained discretion to adjust actual awards consistent with the terms of the EIPs.

If the financial objective was measured at a level below the consolidated level (such as geographic region or product category) and is not publicly disclosed information, the target itself is not included in the tables but the relative percent achieved is shown. Accordingly, Target and Actual achievement of these metrics have been intentionally omitted as they constitute competitively sensitive commercial and financial information.

Ken Kannappan

Ken Kannappan's fiscal year 2013 STI cash bonus plan and performance was as follows:

Performance Metric	Basis of Performance Metric	Target	Actual	% Achievement	Weight	Weighted Score
Non-GAAP Operating Income (in thousands)	Consolidated	$ 166,000	$ 160,407	96.6%	65.0%	62.8%
Operational Effectiveness	Consolidated	—	—	106.9%	12.5%	13.4%
Associate Engagement		—	—	116.7%	12.5%	14.6%
Market Share	OCC	—	—	101.4%	10.0%	10.1%
Total Target Bonus (in whole $)		$ 700,000			100.0%	100.9%
Corporate Pool Funding Percent			106.3%			
Actual Bonus Payout as Percent of Individual Target			100.9%			
Total Bonus Payout			$706,300			

All of Mr. Kannappan's objectives were Shared Corporate Goals focused on Company-wide objectives comprising 100% of his potential annual STI cash bonus award. During the five year period from fiscal year 2009 to fiscal year 2013, the range of achievement against objectives resulted in payouts under the then applicable short term incentive plan of 28% to 144% with an average over that period of 101.2%. In three of the five years, the payout was greater than 100%.

Pam Strayer

Pam Strayer's fiscal year 2013 STI cash bonus plan and performance was as follows:

Performance Metric	**Basis of Performance Metric**	**Target**	**Actual**	**% Achievement**	**Weight**	**Weighted Score**
Non-GAAP Operating Income (in thousands)	Consolidated	$ 166,000	$ 160,407	96.6%	35.0%	33.8%
Operational Effectiveness	Consolidated	—	—	106.9%	12.5%	13.4%
Associate Engagement		—	—	116.7%	12.5%	14.6%
Market Share	OCC	—	—	101.4%	10.0%	10.1%
Functional Goals		—	—	100.0%	30.0%	30.0%
Total Target Bonus (in whole $)		$ 115,180			100.0%	101.9%
Corporate Pool Funding Percent			106.3%			
Actual Bonus Payout as Percent of Individual Target			101.9%			
Total Bonus Payout			$117,368			

Four of Ms. Strayer's objectives (Non-GAAP Operating Income, Operational Effectiveness, Associate Engagement, and Market Share) were Shared Corporate Goals comprising 70% of her potential annual STI cash bonus award. The remaining 30% was tied to achievement of her Functional Goals consisting of her responsibilities as leader of the global Finance, Legal, Internal Audit, and Information Technology functions. Examples of Ms. Strayer's Functional Goals in fiscal year 2013 include maintaining and improving accounting quality and improving operational effectiveness based on achieving key project milestones for internal business projects.

Ms. Strayer joined Plantronics and began participating in the EIP in fiscal year 2013. Her payout was prorated for the portion of fiscal year 2013 from her employment commencement date to the end of the fiscal year.

Joseph Burton

Joseph Burton's fiscal year 2013 STI cash bonus plan and performance was as follows:

Performance Metric	**Basis of Performance Metric**	**Target**	**Actual**	**% Achievement**	**Weight**	**Weighted Score**
Non-GAAP Operating Income (in thousands)	Consolidated	$ 166,000	$ 160,407	96.6%	35.0%	33.8%
Operational Effectiveness	Consolidated	—	—	106.9%	12.5%	13.4%
Associate Engagement		—	—	116.7%	12.5%	14.6%
Market Share	OCC	—	—	101.4%	10.0%	10.1%
Functional Goals		—	—	115.3%	30.0%	34.6%
Total Target Bonus (in whole $)		$ 243,750			100.0%	106.5%
Corporate Pool Funding Percent			106.3%			
Actual Bonus Payout as Percent of Individual Target			112.9%			
Total Bonus Payout			$275,169			

Mr. Burton manages Product Development & Technology. Four of Mr. Burton's objectives (Non-GAAP Operating Income, Operational Effectiveness, Associate Engagement, and Market Share) were Shared Corporate Goals comprising 70% of his potential annual STI cash bonus award. The remaining 30% of his incentives were tied to his Functional Goals related to his functional responsibilities. Examples of his Functional Goals in fiscal year 2013 include increasing the efficiency of our product development process, driving innovation and increasing software features in our products, attaining certain revenues from our UC products and attracting and investing in talent according to our business plan.

Mr. Burton joined Plantronics and began participating in the EIP in fiscal year 2012. His payout under the EIP in fiscal year 2012 was 92.1%. His actual payout in fiscal year 2012 was prorated for the portion of the fiscal year from his employment commencement date to the end of fiscal year 2012.

Don Houston

Don Houston's fiscal year 2013 STI cash bonus plan and performance was as follows:

Performance Metric	**Basis of Performance Metric**	**Target**	**Actual**	**% Achievement**	**Weight**	**Weighted Score**
Non-GAAP Operating Income (in thousands)	Americas & Asia Pacific	—	—	98.6%	35.0%	34.5%
Operational Effectiveness	Consolidated	—	—	106.9%	12.5%	13.4%
Associate Engagement		—	—	116.7%	12.5%	14.6%
Market Share	OCC	—	—	101.4%	10.0%	10.1%
Functional Goals		—	—	92.1%	30.0%	27.6%
Total Target Bonus (in whole $)		$ 244,426			100.0%	100.2%
Corporate Pool Funding Percent			106.3%			
Actual Bonus Payout as Percent of Individual Target			102.2%			
Total Bonus Payout			$249,813			

Mr. Houston manages the Americas and Asia-Pacific sales regions. Accordingly, 35% of his incentives in fiscal year 2013 were tied to the direct operating margin for these geographic regions. In addition, 35% of his potential annual STI cash bonus award was tied to the Shared Corporate Goals for Operational Effectiveness, Associate Engagement, and Market Share.

The remaining 30% of his incentives were tied to his Functional Goals related to his functional responsibilities. Examples of Mr. Houston's Functional Goals in fiscal year 2013 include achieving revenue targets for our UC products and emerging markets, forecasting UC revenue within a certain range of accuracy, and attaining certain performance goals for our Plantronics Developer Community.

During the five year period from fiscal year 2009 to fiscal year 2013, the range of achievement against objectives resulted in payouts under the then applicable short-term incentive plans of 33% to 144% with an average over that period of 101.0%. In three of the five years, the payout was greater than 100%.

Renee Niemi

Renee Niemi's fiscal year 2013 STI cash bonus plan and performance was as follows:

Performance Metric	Basis of Performance Metric	Target	Actual	% Achievement	Weight	Weighted Score
Non-GAAP Operating Income (in thousands)	Consolidated	$ 166,000	$ 160,407	96.6%	35.0%	33.8%
Operational Effectiveness	Consolidated	—	—	106.9%	12.5%	13.4%
Associate Engagement		—	—	116.7%	12.5%	14.6%
Market Share	OCC	—	—	101.4%	10.0%	10.1%
Functional Goals		—	—	114.0%	30.0%	34.2%
Total Target Bonus (in whole $)		$ 221,000			100.0%	106.1%
Corporate Pool Funding Percent			106.3%			
Actual Bonus Payout as Percent of Individual Target			107.2%			
Total Bonus Payout			$236,826			

Ms. Niemi manages Communication Solutions. Four of Ms. Niemi's objectives (Non-GAAP Operating Income, Operational Effectiveness, Associate Engagement, and Market Share) were Shared Corporate Goals comprising 70% of her potential annual STI cash bonus award. The remaining 30% of her incentives were tied to her Functional Goals related to her functional responsibilities. Examples of her Functional Goals in fiscal year 2013 include attaining metrics for new product development, achieving certain revenue targets for our UC products, attaining certain software success metrics, attaining certain performance metrics for the Plantronics Developer Community, and achieving consumer targets for revenue and market share.

During the five year period from fiscal year 2009 to fiscal year 2013, the range of achievement against objectives resulted in payouts under the then applicable short-term incentive plans of 32% to 144% with an average over that period of 99.2%. In three of the five years, the payout was greater than 100%.

Barbara Scherer

Barbara Scherer served as our Senior Vice President, Finance and Administration and CFO for a portion of fiscal year 2013. Prior to the commencement of fiscal year 2013, Ms. Scherer informed us of her intention to retire. We subsequently entered into a Transition Agreement with her pursuant to which she agreed to continue serving in her then-current role while we sought her replacement and to remain employed for a transitional period after her replacement commenced employment with us. Under the terms of the Transition Agreement, we agreed to pay Ms. Scherer a pro rata portion of her potential annual STI cash bonus of $243,750 based on target achievement and STI cash bonus pool funding levels (in no event to exceed 100% of funding levels) under the fiscal year 2013 EIP if her successor commenced after the start of fiscal year 2013. Ms. Strayer succeeded Ms. Scherer on July 16, 2012 and after a short transition Ms. Scherer resigned effective September 7, 2012. Accordingly, Ms. Scherer was paid $72,321.43 as the pro rata portion of her potential STI cash bonus. For a complete description of compensation earned by Ms. Scherer in fiscal year 2013, please see the *"Summary Compensation Table"* elsewhere in this Proxy Statement.

Target Versus Actual Total Cash Compensation Earned in Fiscal Year 2013

The following table lists the Actual TCC each NEO (other than Ms. Scherer) earned during fiscal year 2013 in comparison to Target TCC.

	Target Incentive Compensation			Actual Incentive Compensation		
Name and Position	**Base Salary[(1)]**	**Executive Incentive Plan Target (Annual)**	**Target TCC**	**Actual Executive Incentive Plan Payout (Annual)**	**Actual TCC**	**Actual TCC as a Percentage of Target TCC**
Ken Kannappan Director, President and CEO	$ 700,000	$ 700,000	$ 1,400,000	$ 706,300	$ 1,406,300	100.5%
Pam Strayer [(2)] Senior Vice President and CFO	$ 231,250	$ 115,180	$ 346,430	$ 117,368	$ 348,618	100.6%
Joseph Burton [(3)] Senior Vice President Engineering and Development and Chief Technology Officer	$ 375,000	$ 243,750	$ 618,750	$ 275,169	$ 650,169	105.1%
Don Houston Senior Vice President, Sales	$ 376,040	$ 244,426	$ 620,466	$ 249,813	$ 625,853	100.9%
Renee Niemi Senior Vice President, Communication Solutions	$ 340,000	$ 221,000	$ 561,000	$ 236,826	$ 576,826	102.8%

(1) Reflects base salaries in effect as of July 16, 2012 except for Ms. Strayer. As Ms. Strayer was hired during the course of fiscal year 2013, the target base salary shown is the actual base salary she earned in fiscal year 2013. Ms. Strayer's target base salary on a fully annualized basis in fiscal year 2013 was $325,000 and her annual STI cash bonus target based on a full fiscal year would have been $162,500.

(2) Ms. Strayer also received a sign-on bonus of $25,000 in fiscal year 2013. Ms. Strayer's sign-on bonus was subject to applicable taxes and withholdings, and is repayable in-full should she voluntarily terminate her employment prior to the first anniversary of the commencement of her employment.

(3) In addition to the compensation above, Mr. Burton received the second half of his hire-on bonus in the amount of $250,000 in fiscal year 2013. The second installment of Mr. Burton's hire-on bonus was subject to applicable taxes and withholdings. Should Mr. Burton voluntarily terminate his employment prior to the second anniversary of the receipt of the $250,000, which second anniversary will occur in May 2014, he will be obligated to repay $125,000. If Mr. Burton voluntarily terminates his employment on or after the second anniversary of receipt of the $250,000, he will have no obligation to repay any portion of his hire-on bonus.

Barbara Scherer was paid a salary of $165,865 in fiscal year 2013 through her resignation date of September 7, 2012. In accordance with the terms of her Transition Agreement, Ms. Scherer was also paid a STI cash bonus of $72,321. For a complete description of compensation earned by Ms. Scherer in fiscal year 2013, please see the *"Summary Compensation Table"* elsewhere in this Proxy Statement.

Long Term Equity Incentives - General

We offer long-term equity incentives to our Executives through our 2003 Stock Plan. In any given fiscal year, the Committee may approve and authorize grants of stock options, RSAs and RSUs, or a combination of any of the three, to Executives after consideration of a variety of factors including the following: (i) the equity granted to executives in similar jobs at comparable companies based on the bi-annual surveys discussed in "*The Benchmark Study*" above; (ii) the individual's scope of responsibilities; (iii) performance; (iv) input from the CEO (other than with respect to the CEO's long term equity incentives); and (v) the potential to influence our long-term growth and profitability. The Committee gives no particular weight to any factor. A subjective determination is made after considering the foregoing factors in the aggregate.

Stock options granted to Executives generally have a seven year term and vest over three years from the date of grant, with one-third of the number of shares subject to each option vesting on the anniversary of the date of grant and the remaining shares vesting monthly thereafter until fully vested and subject to the continued employment of the option holder on each vesting date. Grants of 10,000 or more shares which occurred prior to fiscal year 2013, and that were awarded in the form of RSAs and RSUs, generally vested and will continue to vest pro rata on a quarterly basis over a four-year period from the date of grant. In fiscal year 2013, we modified our policy such that all grants of RSAs and RSUs, regardless of the number of shares, vest in equal annual installments over a four-year period on the last day of the month following each anniversary of the award date until fully vested and are subject to the continued employment of the recipient of the award on each vesting date.

Stock Options and Restricted Stock Grants

Since fiscal year 2008, the Committee has been making annual equity awards to our Executives in two semi-annual installments to balance potential benefits or penalties to Executives that may result from price volatility of our common stock based on external economic factors. The Committee believes that this semi-annual approach to granting stock options is similar in concept to the investment approach of "dollar cost averaging." Further, the granting of equity in installments permits the Committee to assess executive performance throughout the year. The Committee retains the discretion to modify (including increasing, decreasing, or eliminating) the second installment altogether, based on performance.

In accordance with this process, the Committee establishes the targeted total number of equity shares to be awarded each fiscal year to our Executives, including all NEOs, typically in the first fiscal quarter of a fiscal year. Thereafter, the first half of the annual equity awards are granted at or shortly after the beginning of the fiscal year (typically in May) and the second half of the annual equity awards, if acceptable to the Committee after further review, are granted after corporate financial and operating results for the first half of the fiscal year are final (typically in November). The Committee believes this staggered timing approach to the granting of equity awards ties our equity incentives to actual performance during the fiscal year.

Committee approved equity awards are granted shortly after financial results are announced, typically three days after an applicable quarterly or annual earnings release. The Committee believes this follows best equity grant practices by allowing financial markets sufficient time to adjust to our operating results. The Committee furthermore believes this practice supports long-term growth in the value of our stock.

As noted in the section entitled "*Role of the CEO and Senior Human Resources Executive*" above, following the completion of each fiscal year the CEO and Senior Vice President of Human Resources provide the Committee with an assessment of each Executive's, including the NEOs', prior year performance based on specific performance objectives previously established for each particular Executive. The CEO also provides his assessment of how each Executive's performance influenced our overall corporate performance. The CEO does not provide an assessment of his own performance. Based on the CEO's assessments, together with information provided by our compensation consultants, the CEO also recommends the types of equity grants (typically stock options and RSAs and/or RSUs) and number of shares under each type for each Executive other than himself. The Committee thereafter makes the final decision as to the types of equity grants and number of shares granted to each Executive.

Mr. Kannappan considered the following information to develop his recommendations for equity grants to our Executives, including the NEOs, in fiscal year 2013, and the Committee considered the same information and such other information as the Committee deemed appropriate when deciding whether to accept his recommendations:

- The history of prior equity awards to our Executives and the current and potential value of each of their vested and unvested holdings. The Committee furthermore considered each Executive's past performance, future contribution potential and other compensation elements previously awarded;
- The total pool of our common stock budgeted for all employee awards for the fiscal year and the portion going to the Executives as a percentage of the total;

- Our compensation consultant's review of market-competitive total direct compensation levels, as well as general market trends in long-term incentive grant practices;
- The historical grant levels and historical market data regarding equity awards for comparable jobs in similar companies;
- The anticipated value of the stock options and RSAs; and
- An appropriate split of the total number of equity shares awarded between stock options and RSAs. The actual split for each Executive was based on an evaluation of market practice, Mr. Kannappan's assessment and recommendation, and the Committee's review and approval. In each case, factors considered included the benefit that would be received from stock options only if the stock price were to increase versus the fact that a benefit would be received from restricted stock whether the stock price increased or not.

Based upon all of the above-referenced factors, Mr. Kannappan determined that grants in fiscal year 2013 should take into consideration market-competitive LTI and total direct compensation levels, with appropriate variation based upon individual Executive performance. Mr. Kannappan reviewed his recommendations with our then compensation consultant, Mercer, and agreed to a mix equal to approximately 50% of the equity value in stock options and 50% of the equity value in RSAs. This mix was generally influenced by the significantly lower Black-Scholes value compared to the prior year, which Mercer advised was consistent with market practice.

The Committee evaluated Mr. Kannappan's recommendations, giving no particular weight to any factor and made a subjective determination, after considering all of the relevant factors in aggregate. Based on all of the above, the Committee accepted Mr. Kannappan's recommendations and granted equity awards as set forth below. For a discussion of Mr. Kannappan's own equity grants, see "*Our CEO's Long Term Incentive Equity Grants*" below.

The Committee approved equity awards to the NEOs in the amounts described below on two occasions in fiscal year 2013. On April 24, 2012, as part of its regular, semi-annual review of LTI for the Executives, the Committee met and approved a grant of options and RSAs as part of the fiscal year 2013 targeted equity grants. The total number of RSAs for fiscal year 2013 and the first portion of the total number of options targeted for fiscal year 2013 were approved and thereafter granted on May 4, 2012. Thereafter, on November 2, 2012, the Committee met again and approved the grant of the second half of the total number of options targeted for fiscal year 2013.

Equity awards granted to our NEOs during fiscal year 2013 were as follows:

	Equity Awards Granted in May 2012		**Equity Awards Granted in November 2012**		
Name	**RSA Shares**	**Shares Subject to Stock Options**	**Shares Subject to Stock Options**	**Total RSA Shares**	**Total Shares Subject to Stock Options**
Ken Kannappan	20,000	65,000	65,000	20,000	130,000
Joe Burton	9,000	20,000	20,000	9,000	40,000
Don Houston	8,000	17,500	17,500	8,000	35,000
Renee Niemi	7,000	15,000	15,000	7,000	30,000

Ms. Strayer was hired subsequent to the Committee's annual compensation review process. As a result, the Committee separately considered her compensation, including her LTI, in connection with the recruitment and employment offer process prior to her start date of July 16, 2012. On July 16, 2012, Ms. Strayer was granted a nonstatutory stock option to purchase 40,000 shares of common stock with an exercise price based on the closing price of our common stock of $31.92 and having a Black-Scholes valuation of $10.23 per share. The option vests over a period of three years with one-third vesting on the first anniversary of her start date and the remaining two-thirds vesting monthly thereafter. In connection with her start of employment, Ms. Strayer also was granted a restricted stock award in the form of a RSA in the amount of 10,000 shares. The RSA award vests over a period of four years, with 25% vesting on the last day of the month of the each anniversary of her start date until fully vested.

Prior to the commencement of fiscal year 2013, Ms. Scherer informed us of her intention to retire. Thus, no equity awards were granted to her in fiscal year 2013.

Pay Mix for Fiscal Year 2013

A considerable portion of each Executive's TDC is variable as opposed to fixed. In fiscal year 2013, approximately 21% of Mr. Kannappan's target TDC consisted of base salary, 21% consisted of non-equity incentives (cash bonuses) and the remaining 58% consisted of long-term incentive equity grants. Excluding Ms. Scherer's Transition Agreement, the second half of Mr. Burton's hire-on bonus of $250,000 and Ms. Strayer's sign-on bonus of $25,000 and relocation benefits of $46,951 paid in fiscal year 2013, each of the other NEOs had a similar target TDC structure, with approximately 70% of their TDC consisting of variable compensation (non-equity and equity incentives).

Perquisites

In addition to the standard employee benefits package generally available to all of our employees, each Executive was eligible to receive the following perquisites in fiscal year 2013: (i) an auto allowance; (ii) a non-taxable health expense reimbursement program; (iii) financial, estate and tax services reimbursement; (iv) business club membership reimbursement; and (v) personal liability insurance reimbursement. Mr. Kannappan also has a permanent total disability insurance policy for which we pay an annual premium of $10,514. Mr. Kannappan was also entitled to gains and dividends on a Deferred Compensation Plan into which he elected to defer a portion of his compensation during the years 1997 through 1998. For more information concerning Mr. Kannappan's deferred compensation, please see the *"Non-Qualified Deferred Compensation Table"* elsewhere in this Proxy Statement.

In addition, prior to January 1, 2013, we also provided all of our employees, including the NEOs, with an accrued vacation plan. Under our paid vacation policy, Executives received one additional week of paid vacation for each of the first three years of their employment. We eliminated the accrued vacation plan for all U.S. salaried (exempt) employees, including the NEOs, effective December 31, 2012. In connection with the elimination of the accrued vacation plan, in December 2012 we paid each eligible employee a lump sum amount equivalent to their accrued, but unused, vacation balances as of December 31, 2012. The lump sum payments received by our CEO and other NEOs are reflected in the "*Summary Compensation Table*" elsewhere in this Proxy Statement.

Relocation Assistance

Periodically, we may also provide relocation benefits to our Executives and other select employees, including our NEOs, in order to induce job candidates to accept job offers or new roles for certain open positions we deem critical to our business needs. These benefits may include transportation of household goods and cars, travel, temporary housing, car rental, storage, miscellaneous relocation allowances, and house-hunting trips. We do not provide home sale and purchase assistance or tax protection to offset costs incurred by our executive officers as a result of these relocations. In fiscal year 2013, Ms. Strayer was paid relocation benefits in the amount of $46,951 in connection with the start of her employment. Relocation benefits provided to NEOs are also reported in the "*All Other Compensation*" column of the "*Summary Compensation Table*" below.

Severance Plan

We also maintain an ERISA-regulated severance plan (the "Severance Plan") that applies to (1) all of our U.S.-based employees whose jobs are terminated due to a reduction-in-force, and (2) any other employee we select to participate in the plan upon his or her termination of employment. Under the Severance Plan, eligible employees, including NEOs, may receive a cash severance payment, with any additional payments to be determined solely at our discretion. In addition, under the Severance Plan, we will pay the premiums for continued health benefits, if such benefits are continued pursuant to COBRA. Any severance arrangements with our executive officers, including our NEOs, whether paid pursuant to the Severance Plan or otherwise, require the prior approval of the Committee.

Compensation of Chief Executive Officer

As part of its assessment of the CEO's fiscal year 2012 performance and in connection with the review of compensation recommendations for him in fiscal year 2013, the Committee carefully considered his contribution to the organization and impact on the creation of value for stockholders. Similar to the factors considered for our other Executives, the Committee also evaluated competitive market data provided by Mercer, our business performance and Company-wide budget for salary increases, and particular to Mr. Kannappan, the Committee weighed the fact that Mr. Kannappan did not receive an increase to his base salary in the prior fiscal year. Based on its market research, Mercer found that Mr. Kannappan's TCC, comprised of an annual base salary and an annual STI cash bonus opportunity as set forth in the EIP, was approximately 9% above the peer group median. After considering the factors described above, effective July 1, 2012, the Committee increased his annual base salary by $25,000 from $675,000 to $700,000, an increase of 3.70%, which was less than the salary increase pool percentage established for our U.S.-based employees of 3.85%.

Our CEO's Long-Term Incentive-Equity Grants

In determining our CEO's long-term incentive equity grant, the Committee considered the same factors specified above in the section entitled "*Stock Options and Restricted Stock Grants*" used to establish equity awards for the other Executives. For Mr. Kannappan, the Committee targeted a value mix of approximately 65% stock options and 35% RSAs for fiscal year 2013. This mix is weighted more heavily toward stock options than for other Executives reflecting the desire of the Committee that the CEO's compensation be more leveraged and more at risk than for other Executives. The total number of stock options and RSAs awarded was determined by the amount needed to maintain Mr. Kannappan's prior year equity grant value while taking into account the market median for LTI.

In accordance with the Committee's assessment of Mr. Kannappan's performance in fiscal year 2013, it approved a grant to him of 20,000 shares in the form of a RSA and a non-qualified stock option for the purchase of 65,000 shares on May 4, 2012. The Committee furthermore preliminarily set as a target another stock option grant of 65,000 shares for award in November 2012, which was in fact granted to Mr. Kannappan, effective November 2, 2012. The Committee's decision was based upon Mr. Kannappan's performance; the equity grants that had been made to Mr. Kannappan during the prior year; and extensive discussions, input, and recommendations from Mercer.

The total value of the targeted equity grants for fiscal year 2013 was estimated to be $2,141,000 based on the closing price of our stock of $37.28 on April 13, 2012. The total value of the equity award consisted of approximately 65% of equity value in the form of stock options ($1,391,650) and 35% of the equity value in the form of the RSA ($749,350).

On April 25, 2013, the Committee approved for grant on May 10, 2013, 50,000 shares of our common stock in the form of a stock option for the first half of Mr. Kannappan's total recommended grant for fiscal year 2014 and preliminarily targeted an additional 50,000 shares for grant in November 2013 for the second half of his total recommended grant. Additionally, on April 25, 2013, the Committee approved for grant on May 10, 2013, the award of 30,000 shares in the form of a RSA as part of his fiscal year 2014 grant. The total estimated value of the two stock option grants and RSA based on the 30-day average closing price of our stock as of April 5, 2013 of $43.54 was approximately $2,657,200 consisting of approximately 51% of the equity value in the form of stock options ($1,351,000) and approximately 49% of the equity value in the form of the RSA ($1,306,200).

Risk

We designed our compensation programs to avoid excessive risk. The following are some of the features of our programs intended to help us appropriately manage business risk:

- an assortment of vehicles for delivering compensation, both fixed and variable, short-term and long-term, including cash and equity, intended to focus our Executives on specific objectives that help us achieve our business plan and create an alignment with long-term stockholder interests;
- diversification of incentive-related risk by employing a variety of performance measures;
- a balanced weighting of the various performance measures to avoid excessive attention to achievement of one measure over another;
- annual equity grants, so Executives always have unvested awards that could decrease significantly in value if our business is not managed for the long term;
- annual goals and payment of cash bonuses under our EIP to discourage short-term risk-taking;
- potential repayment of one or more years of unearned cash bonuses under our EIP in the event of a material financial restatement; and
- fixed maximum award levels for performance-based awards.

Employment, Transition and Change of Control Severance Agreements for Our NEOs

Certain Named Executive Officers

To retain our Executives in the event of an acquisition of the Company, the Committee developed and approved change of control severance agreements (the "Change of Control Agreements") that were in effect throughout fiscal year 2013. In entering into these agreements, the Committee's primary objective is to ensure that we will have the continued dedication and objectivity of our Executives, notwithstanding the possibility of a change of control of the Company, thereby correlating the interests of our Executives with those of our stockholders.

In general, the Change of Control Agreements for Mr. Houston, Mr. Burton, and Ms. Niemi provide that, if a "Change of Control" (as defined in the Change of Control Agreements) occurs, then 100% of their respective outstanding equity awards will vest according to the vesting schedule specified in the 2003 Stock Plan. In addition, if an Executive's employment is terminated by us without "Cause" or by the Executive for "Good Reason" (as those terms are defined in the Change of Control Agreements) within twenty-four (24) months after a Change of Control, the Executive will be entitled to receive:

- accrued compensation; and
- a severance payment equal to the sum of:
    - 100% of the Executive's annual base salary in effect immediately prior to the Executive's termination date or (if greater) at the level in effect immediately prior to the Change of Control;
    - that *pro rata* portion or all of the Executive's annual target incentive bonus that the Executive has earned but not yet been paid; and
    - 100% of the Executive's annual target STI cash bonus for the year in which the severance payment is triggered.

The Change of Control Agreements also provide for the Executive to receive the following severance benefits:

- continuation of certain health benefits for the Executive and his or her eligible dependents for not more than 12 months following the termination date; and
- full vesting of the Executive's equity awards to the extent outstanding on the termination date and not otherwise vested.

The receipt of benefits under the Change of Control Agreements are subject to compliance with the terms of (i) the standard confidentiality agreement between the Executive and us; (ii) an agreement not to solicit other employees to terminate their employment with us for a two year period; and (iii) a release of claims against us.

The Change of Control Agreements also contain provisions that are designed to provide to each Executive the greatest amounts of benefits after taking into account taxes that may be payable under Section 4999 of the Internal Revenue Code if any of the benefits constitute "parachute payments" under 280G of the Internal Revenue Code.

The Change of Control Agreements provide that cash severance benefits will be payable following the Executive's "separation from service" with us within the meaning of Section 409A and that such payments may be subject to a six-month delay period if required under Section 409A.

The Change of Control Agreement for Ms. Strayer is identical to the Change of Control Agreements of the other NEOs described in this section with the exception that she would be entitled to receive a severance payment equal to the sum of: (i) 200% of her annual base salary; (ii) that *pro rata* portion or all of her annual target STI cash bonus that she has earned but not yet been paid; and (iii) 200% of her annual target STI cash bonus for the year in which the severance payment is triggered. Ms. Strayer's consideration under the Change in Control Agreement is greater than the other NEOs (other than our CEO) because the Committee determined that the foregoing level of severance compensation, if the change of control payment is triggered, was appropriate for someone serving in the role of chief financial officer.

Mr. Kannappan's Employment Agreement

In 1999, Mr. Kannappan entered into an employment agreement (the "Employment Agreement") that provided, if his employment was terminated for any reason other than for "Cause" (as defined in the Employment Agreement), that he would be entitled to receive the benefits described below. In January 2009, Plantronics and Mr. Kannappan amended and restated the Employment Agreement (the "First Restated Employment Agreement") to conform the agreement to the requirements of Internal Revenue Code Section 409A and to update the change of control provisions to fit current market conditions.

In November 2009, Plantronics and Mr. Kannappan amended the First Restated Employment Agreement (the "Second Restated Employment Agreement"). Under the Second Restated Employment Agreement, if Mr. Kannappan's employment is terminated for any reason other than for "Cause", then subject to his signing and not revoking a release of claims against us, for the period of twenty-four (24) months following the Termination Date (the "Severance Payment Period") Mr. Kannappan shall be entitled to receive: (i) continued cash compensation payments equal to seventy-five percent (75%) of the average annual cash compensation earned based on the four (4) full fiscal quarters immediately preceding the Termination Date; provided, however, the time for calculating seventy-five percent (75%) of the average annual cash compensation earned shall be measured by the average annual (four (4) successive quarters grouped together) cash compensation earned in the twelve (12) full fiscal quarters immediately preceding the Termination Date and (ii) the continued provision of "Company Benefits," including "Medical Benefits" (both as defined in the Second Restated Employment Agreement).

If Mr. Kannappan voluntarily reduces his compensation as a cost reduction measure, his continued cash compensation payment shall not be calculated as outlined immediately above, but instead, the continued cash compensation payment calculation shall equal seventy-five percent (75%) of the average of the annual cash compensation earned per year in the number of full fiscal quarters specified above as if the voluntary compensation reduction had not been implemented.

The cash compensation shall be payable in accordance with our normal payroll policies as applied to our Executives. Such payments and the provision of Company Benefits shall be discontinued and we shall be entitled to a refund of all compensation paid upon a breach by Mr. Kannappan of his obligations with respect to proprietary information and a covenant not to compete or solicit.

If we terminate Mr. Kannappan's employment without "Cause" or if he resigns for "Good Reason", and such termination occurs on or within twenty-four (24) months after a Change of Control (both as defined in the Second Restated Employment Agreement), then Mr. Kannappan shall receive the following: (i) accrued compensation; and (ii) a severance payment equal to the sum of: (A) 300% of his annual base salary in effect immediately prior to the termination date or (if greater) at the level in effect immediately prior to the Change of Control; and (B) 100% of his annual target STI cash bonus for the year in which the severance payment is triggered. Under the terms of his Second Restated Employment Agreement, Mr. Kannappan would have also been entitled to 100% of his quarterly target STI cash bonus; however, as we no longer offer a quarterly incentive bonus, we have confirmed with Mr. Kannappan that any severance payment would not include any quarterly incentive target bonus amount. As compared to the benefits received upon termination for any reason other than for "Cause", Mr. Kannappan would only receive certain benefit continuation coverage. The Second Restated Employment Agreement provides that, if Mr. Kannappan is entitled to receive (1) both the severance compensation described in the preceding three paragraphs above and (2) the compensation described in this paragraph, he shall be entitled to receive the payment which yields him the greatest economic benefit. In addition, subject to Mr. Kannappan's continued employment with us through the effective date of such Change of Control, 100% of his outstanding equity awards shall vest in full.

The Second Restated Employment Agreement provides that cash severance benefits will be payable only following Mr. Kannappan's "separation from service" with us within the meaning of Section 409A and that such payments may be subject to a six-month delay period if required under Section 409A.

Ms. Scherer's Transition Agreement

On February 27, 2012, we entered into a Transition Agreement ("Transition Agreement") with Barbara Scherer, whose was at that time our Senior Vice President, Finance & Administration and CFO. Ms. Scherer stepped down from her role as CFO on July 16, 2012, the date her successor, Pam Strayer, commenced her employment with us (the "Successor Commencement Date"). Following the Successor Commencement Date, Ms. Scherer assisted in the transition of her duties to Ms. Strayer until her resignation effective September 7, 2012. For a complete description of compensation earned by Ms. Scherer in fiscal year 2013, please see the "*Summary Compensation Table*" elsewhere in this Proxy Statement.

Payments Upon Termination or Change of Control

Ken Kannappan

The following table shows the potential payments upon termination or a change of control of the Company for Ken Kannappan, our President and CEO, as of March 30, 2013:

Executive Benefits and Payments Upon Separation	Termination for Any Reason Other Than For Cause	Termination Other Than For Cause After Change in Control	Termination for Cause
Compensation	$ 2,071,239 [1]	$ 2,800,000 [2]	$ —
Benefits	$ 117,798 [3] [5]	$ 82,733 [4]	$ —

(1) Assuming that the termination occurred during the period immediately following the end of fiscal year 2013, but before the end of the first fiscal quarter of 2014, and taking into account the fact that Mr. Kannappan earned his STI cash bonus for fiscal year 2013, Mr. Kannappan would be entitled to receive, for a period of 24 months following the Termination Date, continued cash compensation payments (in accordance with our normal payroll policies) equal to 75% of the average annual cash compensation earned during the twelve (12) full fiscal quarters immediately preceding the Termination Date. For a complete description of the benefits Mr. Kannappan is entitled to receive as well as the conditions to which such payments are subject, see "*Mr. Kannappan's Employment Agreement*" above.

(2) Mr. Kannappan is entitled to receive: (i) accrued compensation; and (ii) a severance payment equal to the sum of: (A) 300% of his annual base salary in effect immediately prior to the termination date or (if greater) at the level in effect immediately prior to the change of control and (B) 100% of his annual target STI cash bonus for the year in which the severance payment is triggered. Under the terms of his Second Restated Employment Agreement, Mr. Kannappan would have also been entitled to receive100% of his quarterly incentive target bonus but, as previously mentioned, we no longer offer a quarterly incentive bonus and he has confirmed with us that any termination related payment would not include a quarterly incentive target bonus amount.

(3) Certain Company Benefits estimated at $117,968 based on fiscal year 2013 medical benefits; automobile expense reimbursement program benefits; and disability, life and other group insurance benefits.

(4) Continued Employee Benefits reasonably estimated at $82,733 based on Mr. Kannappan's fiscal year 2013 medical benefit elections.

(5) Mr. Kannappan is entitled to reimbursement of certain medical expenses not covered under our medical plans generally available to all employees. This Exec-U-care medical reimbursement program allows for reimbursement of up to $2,000,000 per year. In fiscal year 2013, the amount reimbursed was $1,465 and is included in the amount reported.

The estimated benefit Mr. Kannappan would have received if his 210,557 unvested shares subject to stock options held as of March 30, 2013 became fully vested as a result of a Change of Control, is $2,246,202. The estimated benefit amount of unvested stock options was calculated by multiplying the number of unvested shares subject to stock options held by Mr. Kannappan by the difference between our common stock price of $44.19 on March 30, 2013 and the exercise price of the stock options, with negative values, if any, reported as zero.

The estimated benefit Mr. Kannappan would have received if his 38,439 unvested restricted stock award shares held as of March 30, 2013 became fully vested as a result of a Change of Control, is $1,698,587. The estimated benefit amount of unvested restricted stock awards was calculated by multiplying the number of unvested restricted stock award shares held by Mr. Kannappan by our common stock price of $44.19 on March 30, 2013, net of $0.01 consideration paid per share for awards prior to March 31, 2010.

In the event Mr. Kannappan's employment terminates as a result of voluntary resignation, then that portion of any outstanding equity awards which would vest had his employment continued for the next succeeding twelve (12) months shall become fully vested. The estimated benefit Mr. Kannappan would have received if 132,501 of his unvested shares subject to stock options held as of March 30, 2013 became fully vested as a result of his voluntary termination, is $1,368,804. The estimated benefit Mr. Kannappan would have received if 17,657 of his unvested restricted stock award shares held as of March 30, 2013 became fully vested as a result of voluntary resignation, is $780,230. The estimated benefits are based on our common stock price of $44.19 on March 30, 2013.

In the event Mr. Kannappan's employment terminates as a result of Involuntary Termination (other than for Cause), or due to Death or Disability, then that portion of any outstanding equity awards which would vest had his employment continued for the next succeeding eighteen (18) months shall become fully vested as a result. The estimated benefit Mr. Kannappan would have received if 168,056 of his unvested shares subject to stock options held as of March 30, 2013 fully vested as a result of Involuntary Termination (other than for Cause), or due to Death or Disability, is $1,755,999. The estimated benefit Mr. Kannappan would have received if 24,845 of his unvested restricted stock award shares held as of March 30, 2013 fully vested as a result of Involuntary Termination (other than for Cause), or due to Death or Disability, is $1,097,868. The estimated benefits are based on our common stock price of $44.19 on March 30, 2013.

In the event Mr. Kannappan is terminated for Cause, all unvested equity awards shall terminate upon his Termination Date.

Pam Strayer

The following table shows the potential payments upon termination or a change of control of the Company for Pam Strayer, our Senior Vice President and Chief Financial Officer as of March 30, 2013:

Executive Benefits and Payments Upon Separation	Voluntary Termination	Termination Without Cause or for Good Reason After Change in Control	Termination for Cause
Compensation	$ —	$ 1,092,368 [(1)]	$ —
Benefits	$ —	$ —	$ —

(1) If Ms. Strayer's employment is terminated by us without "Cause" or by Ms. Strayer for "Good Reason" within twenty-four (24) months after a Change of Control, she will be entitled to receive (i) accrued compensation; (ii) a severance payment equal to the sum of: (A) 200% of her annual base salary in effect immediately prior to her termination date or (if greater) at the level in effect immediately prior to the Change of Control; (B) that *pro rata* portion or all of her annual target STI cash bonus that she has earned but not yet been paid; (C) 200% of her annual target STI cash bonus; and (D) all of her outstanding unvested equity awards shall fully vest.

The estimated benefit Ms. Strayer would have received if her 40,000 unvested option shares and 10,000 unvested restricted stock award shares held as of March 30, 2013 fully vested as a result of Termination Without Cause or for Good Reason After a Change in Control, is $490,800 and $441,900, respectively. The estimated benefits are based on our common stock price of $44.19 on March 30, 2013.

Joe Burton

The following table shows the potential payments upon termination or a change of control of the Company for Joe Burton, our Senior Vice President of Engineering and Development and Chief Technology Officer, as of March 30, 2013:

Executive Benefits and Payments Upon Separation	Voluntary Termination	Termination Other Than For Cause After Change in Control	Termination for Cause
Compensation	$ —	$ 893,919 [(1)]	$ —
Benefits	$ —	$ 18,069 [(2)]	$ —

(1) If Mr. Burton's employment is terminated by us without "Cause" or by him for "Good Reason" within twenty-four (24) months after a Change of Control, he will be entitled to receive (i) accrued compensation; and (ii) a severance payment equal to the sum of: (A) 100% of his annual base salary in effect immediately prior to his termination date or (if greater) at the level in effect immediately prior to the Change of Control; (B) that *pro rata* portion or all of his annual target STI cash bonus that he has earned but not yet been paid; (C) 100% of his annual target STI cash bonus; and (D) all of his outstanding unvested equity awards shall fully vest.

(2) Certain employee benefits reasonably estimated at $18,069 based on Mr. Burton's fiscal year 2013 medical benefit elections.

The estimated benefit Mr. Burton would have received if his 47,778 unvested option shares and 40,250 unvested restricted stock award shares held as of March 30, 2013 fully vested as a result of Termination Without Cause or for Good Reason After a Change in Control, is $537,635 and $1,778,648, respectively. The estimated benefits are based on our common stock price of $44.19 on March 30, 2013.

Don Houston

The following table shows the potential payments upon termination or a change of control of the Company for Don Houston, our Senior Vice President, Sales as of March 30, 2013:

Executive Benefits and Payments Upon Separation	Voluntary Termination	Termination Other Than For Cause After Change in Control	Termination for Cause
Compensation	$ —	$ 870,279 (1)	$ —
Benefits	$ —	$ 27,578 (2)	$ —

(1) If Mr. Houston's employment is terminated by us without "Cause" or by him for "Good Reason" within twenty-four (24) months after a Change of Control, he will be entitled to receive (i) accrued compensation; and (ii) a severance payment equal to the sum of: (A) 100% of his annual base salary in effect immediately prior to his termination date or (if greater) at the level in effect immediately prior to the Change of Control; (B) that *pro rata* portion or all of his annual target STI cash bonus that he has earned but not yet been paid; (C) 100% of his annual target STI cash bonus; and (D) all of his outstanding unvested equity awards shall fully vest.

(2) Certain employee benefits reasonably estimated at $27,578 based on Mr. Houston's fiscal year 2013 medical benefit elections.

The estimated benefit Mr. Houston would have received if his 59,418 unvested option shares and 19,500 unvested restricted stock award shares held as of March 30, 2013 fully vested as a result of Termination Without Cause or for Good Reason After a Change in Control, is $627,191 and $861,683, respectively. The estimated benefits are based on our common stock price of $44.19 on March 30, 2013.

Renee Niemi

The following table shows the potential payments upon termination or a change of control of the Company for Renee Niemi, our Senior Vice President, Communication Solutions as of March 30, 2013:

Executive Benefits and Payments Upon Separation	Voluntary Termination	Termination Other Than For Cause After Change of Control	Termination for Cause
Compensation	$ —	$ 797,826 (1)	$ —
Benefits	$ —	$ 9,283 (2)	$ —

(1) If Ms. Niemi's employment is terminated by us without "Cause" or by her for "Good Reason" within twenty-four (24) months after a Change of Control, she will be entitled to receive (i) accrued compensation; and (ii) a severance payment equal to the sum of: (A) 100% of her annual base salary in effect immediately prior to her termination date or (if greater) at the level in effect immediately prior to the Change of Control; (B) that *pro rata* portion or all of her annual target STI cash bonus that she has earned but not yet been paid; (C) 100% of her annual target STI cash bonus; and (D) all of her outstanding unvested equity awards shall fully vest.

(2) Certain employee benefits reasonably estimated at $9,283 based on Ms. Niemi's fiscal year 2013 medical benefit elections.

The estimated benefit Ms. Niemi would have received if her 54,418 unvested option shares and 18,125 unvested restricted stock award shares held as of March 30, 2013 fully vested as a result of Termination Without Cause or for Good Reason After a Change in Control, is $568,766 and $800,925, respectively. The estimated benefits are based on our common stock price of $44.19 on March 30, 2013.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid by us for fiscal years 2013, 2012 and 2011 to the NEOs. For a narrative description of our compensation philosophy and compensation elements, see the section "*Compensation Discussion and Analysis*" above.

Name and Principal Position	Fiscal Year	Salary	Bonus [(1)]	Stock Awards [(2)]	Option Awards [(2)]	Non-Equity Incentive Plan Compensation [(3)]	All Other Compensation [(4)]	Total
Ken Kannappan	2013	$ 693,750	$ —	$ 641,400	$ 1,301,814	$ 706,300	$ 195,690	$ 3,538,954
Director, President and CEO*	2012	$ 675,000	$ —	$ 733,400	$ 1,864,685	$ 621,675	$ 66,875	$ 3,961,635
	2011	$ 651,923	$ —	$ 634,900	$ 1,198,675	$ 793,830	$ 65,692	$ 3,345,020
Pam Strayer [(5)]	2013	$ 231,250	$ 25,000	$ 319,200	$ 409,284	$ 117,368	$ 78,097	$ 1,180,200
Senior Vice President and CFO*	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Joe Burton [(6)]	2013	$ 368,750	$ 250,000	$ 288,630	$ 400,558	$ 275,169	$ 83,883	$ 1,666,991
Senior Vice President of Engineering and Development and Chief Technology Officer	2012	$ 302,885	$ 250,000	$ 1,829,000	$ 238,418	$ 181,322	$ 44,244	$ 2,845,869
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Don Houston	2013	$ 374,070	$ —	$ 256,560	$ 350,488	$ 249,813	$ 114,891	$ 1,345,823
Senior Vice President, Sales	2012	$ 364,620	$ —	$ 256,690	$ 554,131	$ 220,399	$ 53,293	$ 1,449,133
	2011	$ 347,269	$ —	$ 290,240	$ 419,536	$ 304,977	$ 55,597	$ 1,417,619
Renee Niemi	2013	$ 336,150	$ —	$ 224,490	$ 300,419	$ 236,826	$ 85,636	$ 1,183,521
Senior Vice President – Communication Solutions	2012	$ 318,450	$ —	$ 256,690	$ 554,131	$ 194,322	$ 35,541	$ 1,359,134
	2011	$ 287,981	$ —	$ 290,240	$ 419,536	$ 252,548	$ 36,592	$ 1,286,897
Barbara Scherer [(7)]	2013	$ 165,865	$ —	$ —	$ —	$ 72,321	$ 471,904	$ 710,090
Former Senior Vice President, Finance & Administration and CFO	2012	$ 375,000	$ —	$ —	$ 189,998	$ 224,250	$ 47,496	$ 836,744
	2011	$ 375,000	$ —	$ 217,680	$ 387,270	$ 121,873	$ 51,163	$ 1,152,986

* On April 14, 2013, we announced that Mr. Kannappan commenced a temporary medical leave of absence to address a treatable form of cancer. Mr. Kannappan is expected to be on leave for approximately four months. During this time he will stay involved in directing the Company to the extent practical and will remain a member of the Board. Our Senior Vice President & Chief Financial Officer, Pamela Strayer, will serve as the acting Interim Chief Executive Officer during Mr. Kannappan's absence.

(1) Includes all bonus payments, if any, paid outside of the Executive Incentive Plan ("EIP"). See also Note 5.

(2) Stock awards amounts and option awards amounts reported are the aggregate grant date fair value of stock-related awards in fiscal year 2013 computed in accordance with FASB ASC Topic 718. Refer to Note 2 – Significant Accounting Policies, Stock-Based Compensation Expense and Note 11 – Stock Plans and Stock-Based Compensation to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, as filed with the SEC on May 24, 2013 for the assumptions used to value such awards.

(3) Amounts shown are the sum of the components (a) and (b) below:

a) The following payments made on June 9, 2011 under the quarterly STI cash bonus goals of the EIP in effect for fiscal year 2011: Mr. Kannappan ($292,593), Ms. Scherer ($60,938), Mr. Houston ($112,019) and Ms. Niemi ($92,676). No quarterly STI cash bonus goal payments were made under the EIP in fiscal years 2012 and 2013.

b) The following payments made on June 9, 2011 under the Annual Incentive Plan of the EIP in effect for fiscal year 2011: Mr. Kannappan ($501,237), Ms. Scherer ($60,937), Mr. Houston ($192,958) and Ms. Niemi ($159,872). All amounts reported for fiscal years 2012 and 2013 were annual amounts earned under the EIP and were paid on June 7, 2012 and June 6, 2013, respectively.

(4) Amounts shown include our contributions or other allocations to defined contribution plans for benefits such as employer 401(k) contributions, 401(k) match payments, restricted stock award dividends and insurance premiums, a supplemental benefit program available only to employees whose titles are vice president and above to reimburse participants for items such as medical co-payments, legal and financial planning services, a car allowance, and a patent award.

In addition, Ms. Strayer received relocation benefits in the total amount of $46,951 which are included in the amount reported.

Furthermore, prior to January 1, 2013, we provided all of our employees, including the NEOs, with an accrued vacation plan. Under our paid vacation policy, NEOs received one additional week of paid vacation for each of the first three years of their employment. We eliminated the accrued vacation plan for all U.S. salaried (exempt) employees, including the NEOs, effective December 31, 2012. In connection with the elimination of the plan, in December 2012 we paid each eligible employee a lump sum amount equivalent to their accrued, but unused, vacation balances as of December 31, 2012. The lump sum payments received by our CEO and other NEOs were as follows: Ken Kannappan $107,053; Pam Strayer $9,656; Joe Burton $18,444; Don Houston $53,179; and Renee Niemi $44,854.

(5) Ms. Strayer's employment commenced on July 16, 2012. In connection with her start of employment, she was paid a sign-on bonus of $25,000 in fiscal year 2013, which amount is reported in the "*Bonus*" column in the table above. If she voluntarily terminates her employment prior to the first anniversary of her start date, she will be obligated to repay the entire amount of the sign-on bonus.

In addition, the amounts reported in the columns entitled "*Salary*" and "*Non-Equity Incentive Plan Compensation*" in the table above are the amounts actually earned by Ms. Strayer from her employment commencement date to the end of fiscal year 2013.

(6) Mr. Burton's employment commenced on May 23, 2011. The amounts reported in the columns entitled, "*Salary*" and "*Non-Equity Incentive Plan Compensation*" for fiscal year 2012 in the table above are the amounts actually earned by Mr. Burton from his employment commencement date to the end of fiscal year 2012.

The amounts reported in the column entitled "*Bonus*" reflect the amounts actually paid to Mr. Burton in connection with his two-part hire-on bonus, split equally $250,000 in each of fiscal years 2012 and 2013. In connection with the first half of Mr. Burton's hire-on bonus paid in fiscal year 2012, the entire amount of $250,000 has been earned and all obligations to repay it have lapsed.

In connection with the second half of Mr. Burton's hire-on bonus paid in fiscal year 2013, his obligation to repay the entire $250,000 of the second half of his hire-on bonus lapsed in May 2013. If Mr. Burton voluntarily terminates his employment prior to the second anniversary of the receipt of the $250,000, which second anniversary will occur in May 2014, he will be obligated to repay $125,000. If Mr. Burton voluntarily terminates his employment on or after the second anniversary of receipt of the $250,000, he will have no obligation to repay any portion of his hire-on bonus.

(7) Barbara Scherer served as our Senior Vice President, Finance and Administration and CFO for a portion of fiscal year 2013. Prior to the commencement of fiscal year 2013, Ms. Scherer informed us of her intention to retire. We subsequently entered into a Transition Agreement with her pursuant to which she agreed to continue serving in her then-current role while we sought her replacement and to remain employed for a transitional period after her replacement commenced employment with us. Under the terms of the Transition Agreement, we agreed to pay Ms. Scherer (i) a lump sum payment of $375,000, (ii) a pro rata portion of her potential annual STI cash bonus of $243,750 based on target achievement and STI cash bonus pool funding levels (in no event to exceed 100% of funding levels) under the fiscal year 2013 EIP if her successor commenced after the start of fiscal year 2013, (iii) accelerated vesting of outstanding equity awards as if such awards vested on a monthly rather than annual basis, (iv) a lump sum payment equal to twelve months of premiums to continue group plan coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), and (v) twelve months of Exec-U-Care health coverage benefits. Ms. Strayer succeeded Ms. Scherer on July 16, 2012 and, thereafter, she resigned effective September 7, 2012. Accordingly, after her resignation Ms. Scherer was paid (i) the lump sum of $375,000, (ii) $72,321 as the pro rata portion of her potential STI cash bonus, (iii) $36,863 as a lump sum in connection with her COBRA coverage, and (iv) $7,435 as a lump sum in connection with her continued Exec-U-Care coverage. Other than the $72,321 STI cash bonus reported in the "*Non-Equity Incentive Plan Compensation*" column, each of the other foregoing amounts are reported in aggregate in the "*All Other Compensation*" column of the table above.

Grants of Plan Based Awards

The following table shows information concerning plan based awards to the NEOs during fiscal year 2013:

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date [1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/ Share)	Grant Date Fair Value of Stock Awards	Grant Date Fair Value of Option Awards
		Threshold ($)	Target ($)	Maximum ($)					
Ken Kannappan [4]		$ 350,000	$ 700,000	$ 1,050,000					
	5/4/2012				20,000			$ 641,400	
	5/4/2012					65,000	$ 32.07		$ 645,554
	11/2/2012					65,000	$ 32.94		$ 656,260
Pam Strayer [5]		$ 57,590	$ 115,180	$ 230,360					
	7/16/2012				10,000			$ 319,200	
	7/16/2012					40,000	$ 31.92		$ 409,284
Joe Burton		$ 121,875	$ 243,750	$ 487,500					
	5/4/2012				9,000			$ 288,630	
	5/4/2012					20,000	$ 32.07		$ 198,632
	11/2/2012					20,000	$ 32.94		$ 201,926
Don Houston		$ 122,213	$ 244,426	$ 488,852					
	5/4/2012				8,000			$ 256,560	
	5/4/2012					17,500	$ 32.07		$ 173,803
	11/2/2012					17,500	$ 32.94		$ 176,685
Renee Niemi		$ 110,500	$ 221,000	$ 442,000					
	5/4/2012				7,000			$ 224,490	
	5/4/2012					15,000	$ 32.07		$ 148,974
	11/2/2012					15,000	$ 32.94		$ 151,445

(1) Pursuant to the policy of the Compensation Committee in fiscal year 2013, equity awards to NEOs other than Ms. Strayer were approved and thereafter granted on May 4, 2012 and November 2, 2012, three days after quarterly financial results were announced. Ms. Strayer's equity awards were granted on the date her employment with the Company commenced, July 16, 2012. The exercise price of stock options is equal to the closing market price of our common stock on the date of grant. See also Note 5.

(2) Actual amounts paid under the fiscal year 2013 EIP are set forth in the "*Summary Compensation Table*" above.

(3) Restricted stock awards vest in four annual installments on the last day of the month following each anniversary of the date of grant. 33.3% of the shares subject to stock options vest on the one-year anniversary of the grant, and 1/36th of the shares subject to stock options vest each month thereafter.

(4) The "*Maximum*" that Mr. Kannappan can receive under the EIP is the lesser of (i) the Corporate Pool Funding percentage, or (ii) 150% of his "*Target*" award amount. The greater of these two values are shown in the table above; however, for Mr. Kannappan to receive 150% of the targeted EIP, the Corporate Pool Funding must also equal 150%. In addition, in connection with his equity awards, please see the discussion of acceleration of equity grants in the section entitled "*Mr. Kannappan's Employment Agreement.*"

(5) The amounts reported in the "*Threshold*," "*Target*" and "*Maximum*" columns of the "*Estimated Possible Payouts Under Non-Equity Incentive Plan Awards*" section of the table above reflect the pro rated amounts Ms. Strayer was eligible to receive for at threshold, target and maximum performance under our EIP based on her employment commencement date of July 16, 2012.

(6) Barbara Scherer, our former Senior Vice President, Finance and Administration and CFO for a portion of fiscal year 2013 was not awarded equity compensation in fiscal year 2013. Cash compensation paid to Ms. Scherer, including payments paid to her under the Transition Agreement we executed with her prior to the commencement of fiscal year 2013, are described in further detail in the *Summary Compensation Table* and footnote 7 to the *Summary Compensation Table* above.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding the number of shares acquired and value realized for stock options exercised and restricted stock awards vested during fiscal year 2013:

	Option Awards			Stock Awards		
Name	**Number of Shares Acquired on Exercise**		**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**		**Value Realized on Vesting**
Ken Kannappan	79,000	$	1,488,487	21,250	$	741,496
Pam Strayer	—	$	—	—	$	—
Joe Burton	—	$	—	9,375	$	343,801
Don Houston	30,000	$	393,000	7,250	$	235,180
Renee Niemi	31,208	$	137,736	8,125	$	272,199
Barbara Scherer	26,943	$	173,743	3,958	$	141,690

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information about stock options and restricted stock awards held by our NEOs that were outstanding as of the end of fiscal year 2013:

	Option Awards [1]					Stock Awards [1]	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]
Ken Kannappan	100,000	—	$ 26.90	9/3/2013	(3)		
	100,000	—	$ 20.44	10/27/2013	(3)		
	20,000	—	$ 27.58	10/26/2014	(3)		
	30,000	—	$ 24.17	5/2/2015	(3)		
	50,000	—	$ 24.11	10/30/2016	(3)		
	47,222	2,778	$ 30.04	5/7/2017	(4)		
	38,889	11,111	$ 36.28	11/5/2017	(4)		
	61,110	38,890	$ 36.67	5/6/2018	(4)		
	22,222	27,778	$ 33.12	11/4/2018	(4)		
	—	65,000	$ 32.07	5/4/2019	(4)		
	—	65,000	$ 32.94	11/2/2019	(4)		
					(5)	38,439	1,698,587
Pam Strayer	—	40,000	$ 31.92	7/16/2019	(6)		
					(7)	10,000	441,900
Joe Burton	12,222	7,778	$ 35.16	5/23/2018	(8)		
	—	20,000	$ 32.07	5/4/2019	(8)		
	—	20,000	$ 32.94	11/2/2019	(8)		
					(9)	40,250	1,778,648
Don Houston	10,000	—	$ 20.44	10/27/2013	(3)		
	6,000	—	$ 27.58	10/26/2014	(3)		
	9,000	—	$ 24.17	5/2/2015	(3)		
	12,500	—	$ 12.78	10/27/2015	(3)		
	32,500	—	$ 16.97	5/8/2016	(3)		
	17,500	—	$ 24.11	10/30/2016	(3)		
	16,527	973	$ 30.04	5/7/2017	(4)		
	13,611	3,889	$ 36.28	11/5/2017	(4)		
	18,944	12,056	$ 36.67	5/6/2018	(4)		
	6,000	7,500	$ 33.12	11/4/2018	(4)		
	—	17,500	$ 32.07	5/4/2019	(4)		
	—	17,500	$ 32.94	11/2/2019	(4)		
						19,500	861,683
Renee Niemi	5,000	—	$ 20.44	10/27/2013	(3)		
	1,067	—	$ 27.58	10/26/2014	(3)		
	2,800	—	$ 24.17	5/2/2015	(3)		
	10,000	—	$ 12.78	10/27/2015	(3)		
	20,000	—	$ 16.97	5/8/2016	(3)		
	17,500	—	$ 24.11	10/30/2016	(3)		
	16,527	973	$ 30.04	5/7/2017	(4)		

486	3,889	$	36.28	11/5/2017 [4]		
861	12,056	$	36.67	5/6/2018 [4]		
6,000	7,500	$	33.12	11/4/2018 [4]		
—	15,000	$	32.07	5/4/2019 [4]		
—	15,000	$	32.94	11/2/2019 [4]		
				[11]	18,125	800,925

(1) All unvested options vest over a three-year period with 1/3 vesting on the first anniversary of the grant date and 1/36th per month thereafter subject to the continued employment of the grantee of the option on each vesting date. For restricted stock awards made prior to fiscal year 2013, vesting occurs annually over a four-year period for awards of less than 10,000 shares; for awards of 10,000 shares or more, vesting occurs quarterly over the four-year period so long as the employee remains employed by us. Beginning in fiscal year 2013, all awards vest in equal annual installments over a four-year period on the last day of the month following each anniversary of the award date until fully vested and subject to the continued employment of the grantee of the award on each vesting date.

(2) Stock Awards granted prior to April 4, 2010 require the payment of the par value of our common stock of $0.01 per share, which amounts have been subtracted from the outstanding awards of Messrs. Kannappan and Houston and Ms. Niemi. Ms. Strayer's and Mr. Burton's stock awards do not require payment of par value and are valued at the number of shares outstanding multiplied times the closing price of our common stock of $44.19 as of March 30, 2013.

(3) Stock Option is fully vested.

(4) Stock options fully vest in the order listed on May 7, 2013, November 5, 2013, May 6, 2014, May 6, 2014, November 4, 2014, May 4, 2015, and November 2, 2015, respectively.

(5) Based on four stock awards granted on October 30, 2009, November 5, 2010, May 6, 2011, and May 4, 2012, respectively, with 3,282, 7,657, 11,250, and 16,250 shares, respectively, remaining unvested at the end of fiscal year 2013.

(6) Stock option fully vests on July 16, 2015.

(7) Based on one stock award granted on July 16, 2012 with 10,000 shares remaining unvested at the end of fiscal year 2013.

(8) Stock options fully vest on May 23, 2014, May 4, 2015, and November 2, 2015, respectively.

(9) Based on two stock awards of 25,000 shares each, granted on May 31, 2011, and one stock award of 9,000 shares granted on May 4, 2012.

(10) Based on four stock awards granted on October 30, 2009, November 5, 2010, and May 6, 2011, and May 4, 2012, respectively, with 2,250, 4,000, 5,250 and 8,000 shares, respectively, remaining unvested at the end of fiscal year 2013.

(11) Based on four stock awards granted on October 30, 2009, November 5, 2010, May 6, 2011 and May 4, 2012, respectively, with 1,875, 4,000, 5,250, and 7,000, shares, respectively, remaining unvested at the end of fiscal year 2013.

NON-QUALIFIED DEFERRED COMPENSATION

A non-qualified deferred compensation plan (the "DCP") was initially established by the Company in 1994. Mr. Kannappan is the only NEO with a balance remaining in the DCP. His last contribution to the DCP occurred in fiscal year 1998. The DCP was thereafter frozen in fiscal year 2005.

The DCP provided certain participating executive employees (including Mr. Kannappan) the ability to defer receipt of up to 25% of all amounts paid or payable or reasonably anticipated to be paid or payable to each eligible executive employee each year. Each participant's compensation deferrals were credited to a bookkeeping account and, subject to certain restrictions, each participant could elect to have their cash deferrals in such account invested in one of several investment options, including Plantronics common stock, although we were not obligated to actually invest any deferred amounts in the selected investment options.

As the sole remaining participant in the DCP, Mr. Kannappan may receive a distribution of deferred amounts, plus any earnings thereon (or less any losses), within 90 days of a date specified by him or, if earlier, upon a decline in our financial strength or for severe financial hardship. All distributions must be in the form of a lump sum payment, except in the case of his death or when he attains the age of 70, in which case distributions may be paid in semi-annual installments over a period of time previously specified by him. At all times Mr. Kannappan is and has been at all times fully vested in the amounts he contributed to his DCP account. Prior to freezing the plan in fiscal year 2005, we could, at our option, contribute amounts to his account, subject to vesting requirements we established, if any. As of the end of fiscal year 2013, Mr. Kannappan was fully vested in all amounts held under the DCP.

The following table sets forth for Mr. Kannappan certain information as of March 31, 2013, with respect to the DCP:

NON-QUALIFIED DEFERRED COMPENSATION		
Name	Aggregate Earnings in Last Fiscal Year ($) [1]	Aggregate Balance at Last Fiscal Year End ($) [2]
Ken Kannappan	$5,981	$690,569

[1] The aggregate earnings consist of $5,978 in the form of dividends paid on shares of our common stock held in the DCP as well as interest of $3 earned on cash held in the account. This amount is not included in the compensation reported for Mr. Kannappan in the "*Summary Compensation Table*" above.

[2] The aggregate balance of the DCP as of March 30, 2013, consists of 14,946 shares of our common stock valued at $660,463.74 based on the price of our common stock of $44.19 per share as of March 31, 2013, and accumulated cash of $30,104.93. The amounts deferred were previously included in prior year Summary Compensation Tables.

Compensation Committee Interlocks and Insider Participation

Directors Tseu, Hammann and Hart served as members of the Compensation Committee during fiscal year 2013, none of whom was an officer or employee of Plantronics during fiscal year 2013 and none of whom had any relationship requiring disclosure as required by Item 404 of Regulation S-K. None of the relationships described in Item 407(e)(4)(iii) of Regulation S-K existed during fiscal year 2013.

CERTAIN RELATIONS AND RELATED TRANSACTIONS

If a related party transaction is determined by our General Counsel to be material to us, the Audit Committee must review and approve the matter in writing in advance of any such transactions. We must report all such transactions under applicable accounting rules, federal securities laws, and NYSE rules. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to the related business. We did not have any related party transactions in fiscal year 2013.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received, or certain written representations from the reporting persons, we believe that, during fiscal year 2013, all filing requirements applicable to our officers and directors were performed in compliance with the requirements of Section 16(a).

OTHER MATTERS

We know of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

For the Board of Directors

/s/ Rich Pickard

Rich Pickard

Secretary

Dated: June 13, 2013

APPENDIX A

REPORT OF AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following is the Audit Committee's report submitted to the Board of Directors for the fiscal year ended March 31, 2013.

The Audit Committee of the Board of Directors has:

- reviewed and discussed Plantronics' audited consolidated Financial Statements for the fiscal year ended March 31, 2013 with Plantronics' management, which has primary responsibility for those statements;
- discussed with PricewaterhouseCoopers LLP, Plantronics' independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standard No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380, as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T); and
- received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence.

The Board of Directors determined that each member of the Audit Committee is, and has been at all times during the 2013 fiscal year, "independent" as defined under the NYSE listing standards and Plantronics independence guidelines. Each member of the Audit Committee also satisfies the SEC's additional independence requirement under Rule 10A-3(b) of the Securities Exchange Act for members of Audit Committees. The Board of Directors has further determined that directors Gregg Hammann, Marshall Mohr and Marv Tseu are "audit committee financial experts" as such term is defined in Item 407 of Regulation S-K, as promulgated by the SEC.

Based on the foregoing review and discussion, the Audit Committee recommended to the Board of Directors that the audited consolidated Financial Statements be included in Plantronics' 2013 Annual Report on Form 10-K.

The Audit Committee

Brian Dexheimer
Gregg Hammann
Marshall Mohr (Chair)
Marv Tseu

APPENDIX B
REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on the review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and this Proxy Statement.

Members of the Compensation Committee:

Gregg Hammann (Chair)
John Hart
Marv Tseu

APPENDIX C
PLANTRONICS, INC.
2003 STOCK PLAN

Amended and restated, subject to approval of stockholders on August 1, 2013

SECTION 1. PURPOSES AND DEFINITIONS

1.1 Purposes of the Plan. The purposes of this 2003 Stock Plan are:

(A) to attract and retain the best available personnel for positions of substantial responsibility,

(B) to provide additional incentive to Employees, Directors and Consultants, and

(C) to promote the success of the Company's business.

1.2 The Plan permits the Administrator to grant Options, Restricted Stock Awards, and Restricted Stock Units.

1.3 Definitions. As used herein, the following definitions shall apply:

(A) "Administrator" means the Board or any Committees as shall be administering the Plan, in accordance with Section 2.2.

(B) "Applicable Laws" means the requirements relating to the administration of equity based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(C) "Award" means, individually or collectively, a grant under the Plan of Options, Restricted Stock Awards, and Restricted Stock Units.

(D) "Award Agreement" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan, for purposes of clarification, and shall include an Option Agreement, a Restricted Stock Award Agreement, and Restricted Stock Unit Agreement, as applicable. The Award Agreement is subject to the terms and conditions of the Plan.

(E) "Board" means the Board of Directors of the Company.

(F) "Change in Control" means the occurrence of any of the following events:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the Directors are Incumbent Directors. "Incumbent Directors" means Directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of Directors to the Company); or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(G) "Code" means the Internal Revenue Code of 1986, as amended.

(H) "Committee" means a committee of individuals appointed by the Board in accordance with Section 2.2.

(I) "Common Stock" means the common stock of the Company.

(J) "Company" means Plantronics, Inc., a Delaware corporation.

(K) "Consultant" means any natural person, including an advisor, engaged, directly or indirectly, by the Company or a Parent or Subsidiary to render services to such entity.

(L) "Determination Date" means the latest possible date that will not jeopardize the qualification of an Award granted under the Plan as "performance-based compensation" under Section 162(m) of the Code.

(M) "Director" means a member of the Board.

(N) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(O) "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a Director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(P) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(Q) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange (NYSE), its Fair Market Value shall be the closing sales price a Share (or the closing bid, if no sales were reported) as quoted on such exchange or system for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator

(R) "Fiscal Year" means the fiscal year of the Company.

(S) "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an "incentive stock option" under Section 422 of the Code.

(T) "Notice of Grant" means a written or electronic notice evidencing certain terms and conditions of the grant of an individual Option, a Restricted Stock Award, and Restricted Stock Unit. The Notice of Grant is part of the agreement evidencing the terms and conditions of a specific grant.

(U) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(V) "Option" means a stock option granted pursuant to the Plan, as evidenced by a Notice of Grant.

(W) "Option Agreement" means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(X) "Optioned Stock" means the Common Stock subject to an Award.

(Y) "Outside Director" means a Director who is not an Employee.

(Z) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424 (e) of the Code.

(AA) "Participant" means the holder of an outstanding Award granted under the Plan.

(AB) "Performance Goals" will have the meaning set forth in Section 6.1 of the Plan.

(AC) "Performance Period" means any Fiscal Year or such other longer or shorter period as determined by the Administrator in its sole discretion.

(AD) "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(AE) "Plan" means this 2003 Stock Plan, as amended and restated.

(AF) "Restricted Stock" means shares of Common Stock acquired pursuant to a grant of Restricted Stock Award or the early exercise of an Option.

(AG) "Restricted Stock Award" means a grant of Restricted Stock pursuant to the Plan, as evidenced by a Notice of Grant.

(AH) "Restricted Stock Award Agreement" means a written or electronic agreement between the Company and a Participant evidencing the terms and restrictions applying to stock granted under a Restricted Stock Award. The Restricted Stock Award Agreement is subject to the terms and conditions of the Plan.

(AI) "Restricted Stock Unit" means an Award granted to a Participant pursuant to Section 6.

(AJ) "Restricted Stock Unit Agreement" means a written or electronic agreement between the Company and a Participant evidencing the terms and restrictions applying to a Restricted Stock Unit Award. The Restricted Stock Unit Agreement is subject to the terms and conditions of the Plan.

(AK) "Retirement" unless otherwise defined in the Award Agreement or in a written employment, services or other agreement between the Participant and the Company or any Parent or Subsidiary of the Company, will have such meaning as the Administrator may determine, or, if not so defined, will mean termination of Participant's status as a Service Provider after he or she reaches age 55 and has completed at least ten (10) years of employment or service with the Company or any Parent or Subsidiary of the Company; provided, however, that with respect to Outside Directors "Retirement" will mean termination of an Outside Director's status as a Director when (i) the Outside Director's age is 55 or over and he or she has continuously been a Director for at least seven (7) years on the date of such termination or (ii) the Outside Director has continuously been a Director for at least ten (10) years from the date of such termination.

(AL) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(AM) "Section 16(b)" means Section 16(b) of the Exchange Act.

(AN) "Securities Act" means the Securities Act of 1933, as amended.

(AO) "Service Provider" means an Employee, Director or Consultant.

(AP) "Share" means a share of the Common Stock, as adjusted in accordance with Section 7.4.

(AQ) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

SECTION 2. ADMINISTRATION

2.1 Stock Subject to the Plan.

(A) Subject to the provisions of Section 7.4, the maximum aggregate number of Shares that may be optioned and sold under the Plan is 13,900,000 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock.

(B) Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Shares used to pay the tax and exercise price of an Award will not become available for future grant or sale under the Plan.

(C) If an Award expires or becomes unexercisable without having been exercised in full, or with respect to Restricted Stock or Restricted Stock Units, is forfeited to or repurchased by the Company, the unpurchased Shares (or for Awards other than Options, the forfeited or repurchased Shares) which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated); provided, however, that Shares that have actually been issued under the Plan, whether upon exercise or of an Award or issuance with respect thereto, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if unvested Shares of Restricted Stock or Restricted Stock Units are repurchased by or forfeited to the Company, such Shares shall become available for future grant under the Plan.

2.2 Administration of the Plan.

(A) Procedure.

(i) Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Awards as "performance based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(B) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted under the Plan;

(iii) to determine the number of Shares to be covered by each Award granted under the Plan;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions of any Award in accordance with the provisions of the Plan; provided, however, that the Administrator will not permit any Participant to issue a promissory note in order to exercise or otherwise acquire Shares pursuant to an Award;

(vi) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to subplans established for the purpose of satisfying applicable foreign laws;

(viii) to modify or amend each Award (subject to Section 7.6(C)), including the discretionary authority to extend the post-termination exercisability period of Awards longer than is otherwise provided for in the Plan (but not beyond the maximum term permitted under Section 3.3); provided, however, that no such modification or amendment may invalidate this Plan as qualified under Applicable Laws;

(ix) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Award that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by the Participant to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x) to authorize any person to (i) make decisions, determinations and interpretations on behalf of the Administrator to the extent allowed under Applicable Laws, and (ii) execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator; and

(xi) to make all other determinations deemed necessary or advisable for administering the Plan.

(C) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations, and those of any person authorized by the Administrator to make decisions, determinations and interpretations on behalf of the Administrator, shall be final and binding on all Participants and any other holders of Awards.

2.3 Eligibility. Awards may be granted to Service Providers subject to the terms and conditions of the Plan.

SECTION 3. STOCK OPTIONS

3.1 Limitations.

(A) An Option granted under the Plan may only qualify as a Nonstatutory Stock Option and shall be designated in an Award Agreement as such.

(B) The following limitations shall apply to grants of Options:

(i) Except as set forth in Sections 3.1(B)(ii) and 7.8, no Participant shall be granted, in any Fiscal Year, Options to purchase more than 500,000 Shares.

(ii) In connection with his or her initial employment, a Participant may be granted Options to purchase up to an additional 500,000 Shares, which shall not count against the limit set forth in Section 3.1(B)(i).

(iii) The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 7.4.

(iv) If an Option is cancelled in the same Fiscal Year in which it was granted (other than in connection with a transaction described in Section 7.4), the cancelled Option will be counted against the limits set forth in Sections 3.1(B)(i) and (ii).

3.2 Term of Option. The term of each Option shall be seven (7) years from the date of grant or such shorter term as may be approved by the Administrator.

3.3 Option Exercise Price. The per Share exercise price of an Option shall be no less than 100% of the Fair Market Value per Share on the date of grant.

3.4 Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions that must be satisfied before the Option may be exercised.

3.5 Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. Such consideration may consist, subject to Applicable Laws, entirely of:

(A) cash;

(B) check;

(C) other Shares, including reservation by the Company of Shares issuable to the Participant upon exercise of an Option, which have a Fair Market Value on the date of surrender or reservation equal to the aggregate exercise price of the Shares as to which such Option shall be exercised;

(D) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(E) a reduction in the amount of any Company liability to the Participant, including any liability attributable to the Participant's participation in any Company sponsored deferred compensation program or arrangement;

(F) any combination of the foregoing methods of payment; or

(G) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; provided, however, that the issuance of a promissory note will not be a permissible form of consideration under the Plan.

3.6 Exercise of Option.

(A) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

(i) An Option shall be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 7.4.

(ii) Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(B) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's death, Disability or, in the case of Retirement, as set forth in Section 3.6(E) below, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for ninety (90) days following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(C) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement (of at least six (6) months) to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(D) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to the Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Participant's death. If, at the time of death, a Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(E) Retirement of Participant. If a Participant ceases to be a Service Provider as a result of his or her Retirement, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement, to the extent the Option is vested on the date of Retirement (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the date of Participant's Retirement. If, on the date of Retirement, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after his or her Retirement, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

SECTION 4. RESTRICTED STOCK AWARDS

4.1 Grant of Restricted Stock. Awards of Restricted Stock may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. Except as set forth in Section 7.8, the Administrator will have complete discretion in determining the number of Shares of Restricted Stock granted to each Participant, provided that during any Fiscal Year no Participant will receive Restricted Stock having an aggregate value greater than $2,000,000, as determined based on the Fair Market Value of the Shares subject to each Restricted Stock Award on its respective date of grant.

4.2 Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company, as escrow agent, will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

4.3 Transferability. Except as provided in this Section 4 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

4.4 Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

4.5 Removal of Restrictions. Except as otherwise provided in this Section 4, Shares of Restricted Stock covered by each Award of Restricted Stock granted under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

4.6 Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

4.7 Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

4.8 Cancellation of Restricted Stock Award. On the date set forth in the Restricted Stock Award Agreement, all unearned or unvested Restricted Stock shall be forfeited to the Company and again will become available for grant under the Plan as set forth in Section 2.1.

SECTION 5. RESTRICTED STOCK UNITS

5.1 Grant of Restricted Stock Units. Restricted Stock Units may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. Except as set forth in Section 7.8, the Administrator will have complete discretion in determining the number of Restricted Stock Units granted to each Participant, provided that during any Fiscal Year no Participant will receive Restricted Stock Units having an aggregate value greater than $2,000,000, as determined based on the Fair Market Value of the Shares subject to each Restricted Stock Unit on its respective date of grant.

5.2 Value of Restricted Stock Unit. Each Restricted Stock Unit will have an initial value that is established by the Administrator on or before the date of grant, subject to the limitations set forth in Section 5.1.

5.3 Vesting. A Restricted Stock Unit may, in the discretion of the Administrator, vest over the Participant's period of service or upon attainment of specified performance objectives.

5.4 Performance Objectives and Other Terms. The Administrator will set performance objectives (including, without limitation, continued service) in its discretion which, depending on the extent to which they are met, will determine the number of Shares issuable or value of Restricted Stock Units paid out to the Participants. Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

5.5 Earning of Restricted Stock Units. After the applicable Performance Period has ended, the holder of Restricted Stock Units will be entitled to receive all or a portion of the Shares issuable or a cash amount payable in accordance with Section 5.6 below base on the number of Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Restricted Stock Unit, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Restricted Stock Unit.

5.6 Form and Timing of Payment of Restricted Stock Units. Issuance of Shares and/or payment of cash earned pursuant to Restricted Stock Units will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Restricted Stock Units in the form of cash, by the issuance of Shares (which have an aggregate Fair Market Value equal to the value of the earned Restricted Stock Units at the close of the applicable Performance Period) or in a combination thereof.

5.7 Cancellation of Restricted Stock Units. On the date set forth in the Award Agreement, all unearned or unvested Shares subject to Restricted Stock Units will be forfeited to the Company, and again will be available for grant under the Plan.

SECTION 6. PERFORMANCE GOALS

6.1 Performance Goals. The granting and/or vesting of Restricted Stock Awards or Restricted Stock Units may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Code and may provide for a targeted level or levels of achievement ("Performance Goals") including one or more of the following measures: (1) stock price, (2) revenue, (3) profit, (4) bookings, (5) cash flow, (6) customer development, (7) customer retention, (8) customer satisfaction, (9) sales channel retention, (10) sales channel satisfaction, (11) sales channel development, (12) associate retention, (13) associate satisfaction, (14) associate development, (15) net bookings, (16) net income, (17) net profit, (18) operating cash flow, (19) operating expenses, (20) total earnings, (21) earnings per share, diluted or basic, (22) earnings per share from continuing operations, diluted or basic, (23) earnings before interest and taxes, (24) earnings before interest, taxes, depreciation and amortization, (25) pre-tax profit, (26) net asset turnover, (27) asset utilization, (28) inventory turnover, (29) capital expenditures, (30) net earnings, (31) operating earnings, (32) gross or operating margin, (33) profit margin, (34) debt, (35) working capital, (36) return on equity, (37) return on net assets, (38) return on total assets, (39) return on capital, (40) return on investment, (41) return on sales, (42) net or gross sales, (43) market share, (44) economic value added, (45) cost of capital, (46) change in assets, (47) technical development, (48) expense reduction levels, (49) debt reduction, (50) productivity, (51) new product introductions, (52) delivery performance, (53) implementation or improvement of new or existing business systems, and (54) total stockholder return. Any Performance Goals may be used to measure the performance of the Company as a whole or a business unit of the Company and may be measured relative to a peer group or index. The Performance Goals may differ from Participant to Participant and from Award to Award. Any criteria used may be (i) measured in absolute terms, (ii) compared to another company or companies, (iii) measured against the performance of the Company as a whole or a segment of the Company and/or (iv) measured on a pre-tax or post-tax basis (if applicable). Prior to the Determination Date, the Administrator will determine whether any significant element(s) will be included in or excluded from the calculation of any Performance Goal with respect to any Participant.

SECTION 7. GENERAL PROVISIONS

7.1 Term of Plan. The Plan originally became effective on September 24, 2003, and was most recently amended and restated on March 12, 2013, subject to obtaining stockholder approval in accordance with Section 7.11. It shall continue in effect until terminated under Section 7.6.

7.2 Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator, in its sole discretion, makes an Award transferable, such Award may only be transferred (i) by will, (ii) by the laws of descent and distribution, or (iii) to family members (as such term is defined in the general instructions to Form S-8 under the Securities Act through gifts or domestic relations orders, as permitted by the instructions to Form S-8 of the Securities Act.

7.3 Leaves of Absence. The vesting of Awards granted hereunder will be suspended during any unpaid leave of absence, unless the Administrator determines otherwise pursuant to a leave of absence policy in effect from time to time. A Service Provider will not cease to be an Employee in the case of (i)any leave of absence approved by the Company or (ii)transfers between locations of the Company or between the Company, its Parent, or any Subsidiary.

7.4 Adjustments Upon Changes in Capitalization, Merger or Change in Control.

(A) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of Shares that have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, and the number of Shares as well as the price per Share covered by each outstanding Award, and the numerical Share limits in Sections 2 and 3, shall be proportionately adjusted for any change in, or increase or decrease in the number of issued Shares, resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other change, or increase or decrease in the number of issued Shares, effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." The Board shall make such adjustment, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

(B) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for the Participant to have the right to exercise his or her Award prior to such transaction as to all of the Shares covered thereby, including Shares as to which the Award would not otherwise be vested or exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Award shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, or earned, an Award will terminate immediately prior to the consummation of such proposed action.

(C) Merger or Change in Control.

(i) Awards. In the event of a merger of the Company with or into another corporation, or a Change in Control, each outstanding Award shall be assumed or an equivalent award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation.

(1) In the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in and have the right to exercise his or her Option as to all of the Shares, including Shares as to which it would not otherwise be vested or exercisable, and all restrictions on Restricted Stock and Restricted Stock Units will lapse and all performance goals or other vesting criteria with respect to an Award will be deemed achieved at target levels and all other terms and conditions met. In addition, if an Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option shall be fully vested and exercisable for a period of not less than fifteen (15) days from the date of such notice, and the Option shall terminate upon the expiration of such period.

(2) For the purposes of this Section 7.4(C)(i), an Award shall be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control (and in the case of Restricted Stock Units, for each implied Share determined by dividing the value of the Restricted Stock Unit by the per Share consideration received by holders of Common Stock in the merger or Change in Control), an amount of consideration (whether stock, cash, or other securities or property) equal to the fair market value of the consideration received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option for each Share subject to such Award, or in the case of Restricted Stock Units, the number of implied shares determined by dividing the value of the Restricted Stock Units by the per Share consideration received by holders of Common Stock in the merger or Change in Control, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per Share consideration received by holders of Common Stock in the merger or Change in Control.

(3) Notwithstanding anything in Section 7.4(C)(i)(2) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-merger or post-asset sale corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(D) Outside Director Option and Restricted Stock Grants. Notwithstanding anything in Section 7.4(C)(i) to the contrary, in the event of a merger of the Company with or into another corporation, or a Change in Control, in which an Outside Director is terminated or asked to resign Awards granted to such Outside Director shall vest 100% immediately prior to such merger or Change in Control. In the event of a merger or Change in Control in which an Outside Director is not terminated or asked to resign, such Outside Director's Awards shall be treated under the terms of Section 7.4(C)(i).

7.5 Date of Grant. The date of grant of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award or such later date as is determined by the Administrator. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

7.6 Amendment and Termination of the Plan.

(A) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(B) Stockholder Approval. The Company shall obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws. Additionally, notwithstanding anything in the Plan to the contrary, the Board may not, without the approval of the Company's stockholders:

(i) materially increase the number of shares of Common Stock issuable under the Plan, except for permissible adjustments in the event of certain changes in the Company's capitalization as set forth in Section 7.4(A);

(ii) materially modify the requirements for eligibility to participate in the Plan, or

(iii) reprice Options issued under the Plan by lowering the exercise price of a previously granted Option, by canceling outstanding Options and issuing replacement Options, or by otherwise replacing existing Options with substitute Options with a lower exercise price.

(C) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

7.7 Conditions Upon Issuance of Shares.

(A) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(B) Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

7.8 Limitation of Awards to Outside Directors. Notwithstanding the provisions of Sections 3.1(B)(i), 3.1(B)(ii), 4.1 and 5.1 above, no Outside Director may receive one or more Awards in any Fiscal Year with an aggregate grant date fair value of more than US$500,000. For these purposes the grant date fair value will mean (i) with respect to any Awards of Restricted Stock or Restricted Stock Units the product of (A) the Fair Market Value of one Share on the grant date of such Award, and (B) the aggregate number of Shares subject to the Award, and (ii) with respect to any Option, the Black-Scholes option valuation methodology, or such other methodology the Administrator may determine prior to the grant of an Award becoming effective, on the grant date of such Award.

7.9 Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

7.10 Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

7.11 Participant's Relationship with Company. Neither the Plan nor any Award shall confer upon the Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company, nor shall they interfere in any way with the Participant's right or the Company's right to terminate such relationship at any time, with or without cause.

7.12 Stockholder Approval. The Plan shall be subject to approval by the stockholders of the Company after the date the Plan is adopted. Such stockholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

APPENDIX D

List of Companies Used in Benchmarks for Compensation Analysis

Appendix D-1

Radford Global Technology Survey

(Annual Revenue of $500 million to $999.9 million)

Radford Global Technology Survey (Annual Revenue of $500 million to $999.9 million)

Company Name	Company Name	Company Name
ADTRAN	ICF INTERNATIONAL	RED HAT
ALEXION PHARMACEUTICALS	ILLUMINA	RF MICRO DEVICES
AMERICAN MEDICAL SYSTEMS	INFORMATICA	RIVERBED TECHNOLOGY
ARM	INTEGRATED DEVICE TECHNOLOGY	ROVI
ATHEROS COMMUNICATIONS	INTERMEC	SAVVIS COMMUNICATIONS
AVID TECHNOLOGY	INTERSIL	SEH AMERICA
BROOKS AUTOMATION	ITT RESIDENTIAL & COMMERCIAL WATER	SES AMERICAS
CADENCE DESIGN SYSTEMS	JACK HENRY AND ASSOCIATES	SIERRA WIRELESS AMERICA
CAMBRIDGE SILICON RADIO	JDA SOFTWARE	SMART MODULAR TECHNOLOGIES
CARL ZEISS MEDITEC	KULICKE AND SOFFA	SMART TECHNOLOGIES
CBS INTERACTIVE	LAIRD TECHNOLOGIES	SOFTCHOICE
CHECK POINT SOFTWARE TECHNOLOGIES	MENTOR GRAPHICS	STREAM
CIENA	MICROSEMI	SUPER MICRO COMPUTER
CLEARWIRE	MITEL NETWORKS	SWIFT
COHERENT	MKS INSTRUMENTS	SYNAPTICS
CREE	MONSTER WORLDWIDE	TECH MAHINDRA
CSG SYSTEMS	MULTI-FINELINE ELECTRONIX	TELESAT CANADA
CYMER	NATIONAL INSTRUMENTS	THQ
CYPRESS SEMICONDUCTOR	NEC CORP OF AMERICA	TIBCO SOFTWARE
DISNEY INTERACTIVE MEDIA GROUP	NETGEAR	TRANSACTION NETWORK SERVICES
DOLBY LABORATORIES	OMNIVISION TECHNOLOGIES	TRIDENT MICROSYSTEMS
DREAMWORKS ANIMATION	OPEN TEXT	TRIQUINT SEMICONDUCTOR
EARTHLINK	ORBITZ WORLDWIDE	UNITED ONLINE
ELECTRONICS FOR IMAGING	PACE AMERICAS	VARIAN SEMICONDUCTOR EQUIPMENT
EMERSON PROCESS MGMT -PROCESS SYSTEMS & SOLUTIONS	PLANTRONICS	VEECO INSTRUMENTS
ENTEGRIS	PMC-SIERRA	VERIGY
F5 NETWORKS	POWERWAVE TECHNOLOGIES	VERISIGN
FEI COMPANY	PROGRESS SOFTWARE	VIASAT
FINISAR	PROVIDE COMMERCE	VONAGE
GT ADVANCED TECHNOLOGIES	QLOGIC	WMS
GTSI	QUANTUM	XEROX INTERNATIONAL PARTNERS
HAEMONETICS	QUEST SOFTWARE	ZEBRA TECHNOLOGIES
HITACHI HIGH TECHNOLOGIES AMERICA	RACKSPACE HOSTING	

Appendix D-2
Mercer's Benchmark Database

Mercer's Executive Remuneration Suite (Trailing 12 Month Annual Revenue $300 million to $1.4 billion)

Company Name	Company Name	Company Name
AAA Northern California, Nevada and Utah	AarhusKarlshamn USA Inc.	AET Inc. Ltd.
Affinity Health Plan	Ahlstrom USA	Aimco
Aker Solutions	Akzo Nobel, Inc. - Decorative Paints U.S.	Alfa Laval, Inc.
Alliance Data Systems - Epsilon	Alliance Pipeline Inc.	ALSAC/St. Jude Children's Research Hospital
American Cancer Society	American Heart Association	American University
Apollo Group - Apollo Global	Arlington County Government	Ascena Retail Group, Inc. - Dressbarn
Ascena Retail Group, Inc. - Justice	Ascena Retail Group, Inc. - Maurices	Associated Banc-Corp
Atkins North America	AvalonBay Communities, Inc.	Axxis Drilling, Inc.
AZZ Inc.	Banco Popular North America	Battelle - Pacific Northwest National Laboratory
Belo Corp.	BlueCross BlueShield of Vermont	BlueCross of Northeastern Pennsylvania
Boardwalk Pipeline Partners, LP	Boeing Employees Credit Union	BreitBurn Energy Partners L.P.
Bridgepoint Education, Inc.	Broadridge Financial Solutions, Inc. - Securities Processing Solutions	Brookfield Renewable Power
Build-A-Bear Workshop	Calamos Investments	Calfrac Well Services Corporation
Campari America	Capella Education Company	Caribou Coffee Company
Carnegie Mellon University	CGGVeritas	Charming Shoppes, Inc. - Fashion Bug
Charming Shoppes, Inc. - Lane Bryant	Checkpoint Systems, Inc.	Checkpoint Systems, Inc. - North America
Chicago Board Options Exchange	Choice Hotels International, Inc.	Christopher & Banks
Citizens Republic Bancorp, Inc.	City National Bank	City of Garland
Classified Ventures, LLC	Coffeyville Resources Nitrogen Fertilizers, LLC	Colorado Springs Utilities
Columbian Chemicals Company - North America Region	Columbus McKinnon Corporation	Commerce Bancshares, Inc.
Computershare	Copano Energy, LLC - Oklahoma	Copano Energy, LLC - Texas
Core Laboratories	Corning, Inc. - Environmental Technologies	Corning, Inc. - Life Sciences
Coventry Health Care, Inc. - Altius Health Plan, Inc.	Coventry Health Care, Inc. - CHC of Delaware, Inc.	Coventry Health Care, Inc. - CHC of Georgia, Inc.
Coventry Health Care, Inc. - CHC of Kansas, Inc.	Coventry Health Care, Inc. - Midlands (Iowa/ Nebraska)	Coventry Health Care, Inc. - PersonalCare
Coventry Health Care, Inc. - Preferred Health Systems	Coventry Health Care, Inc. - Southern Health Services-Carelink	Coventry Health Care, Inc. - WellPath Select, Inc.
Credit Acceptance Corporation	Crescent Real Estate Equities LLC	Crocs, Inc.
Cubic Corporation - Cubic Defense Applications, Inc.	Cubic Corporation - Cubic Transportation Systems, Inc.	Curtiss-Wright Corporation - Curtiss-Wright Controls, Inc.
Curtiss-Wright Corporation - Curtiss-Wright Flow Control Corporation	CVR Energy, Inc. - CVR Partners, Inc.	Darden Restaurants, Inc. - LongHorn
Darden Restaurants, Inc. - Specialty Group	Dean Foods Company - Morningstar Foods	Deckers Outdoor Corporation - Ugg
Denver Public Schools	Digital Generation, Inc.	DineEquity, Inc.
Dresser-Rand Group Inc. - Dresser-Rand New Equipment	Dresser-Rand Group Inc. - Dresser-Rand Product Services	DRS Technologies - C3 & Aviation
DRS Technologies - Power and Environmental Systems	DRS Technologies - Reconnaissance, Surveillance and Target Acquisition (RSTA)	DRS Technologies - Tactical Systems
Dunkin' Brands, Inc.	East West Bank	Elizabeth Arden, Inc.
Energen Corporation - Alabama Gas Corporation	Energen Corporation - Energen Resources Corporation	Enerplus Resources (USA) Corporation
EnPro Industries, Inc.	EnPro Industries, Inc. - Garlock Sealing Technologies	ENSCO International, Inc. - North & South America Business Unit
Ensign United States Drilling, Inc.	Esurance Insurance Services, Inc.	EXCO Resources, Inc.
Exel, a DP-DHL Company - Automotive, Engineer, Manufacturing, Chemical & Energy (AEMCE) Sector	Exel, a DP-DHL Company - CRH	Exel, a DP-DHL Company - Retail Sector
Exel, a DP-DHL Company - TASL Sector	Exelis Inc. - Exelis Electronic Systems, Communications Systems Division	Exelis Inc. - Exelis Electronic Systems, Integrated Electronic Warfare Systems Division
Exelis Inc. - Exelis Geospatial Systems	Exelis Inc. - Exelis Geospatial Systems, ISR Division	Exelis Inc. - Exelis Geospatial Systems, Night Vision Division

Exelis Inc. - Exelis Information Systems	Exelis Inc. - Exelis Mission Systems, Afghan Programs Division	Exelis Inc. - Exelis Mission Systems, Middle East Programs Division
Exelis Inc. - Exelis Mission Systems, Space Ground & Range Systems Division	Exelis Inc. - Exelis Mission Systems, TAC Division	FairPoint Communications
Fallon Community Health Plan	FBL Financial Group, Inc.	Federal-Mogul Corporation - Vehicle Safety and Protection Group
Federated Investors	Ferrovial	First Financial Bank
First Interstate BancSystem, Inc.	First Midwest Bank, Inc.	FirstEnergy Corporation - Pennsylvania Electric Co. (PENELEC)
FirstEnergy Corporation - The Cleveland Electric Illuminating Company	FirstEnergy Corporation - Toledo Edison	FirstEnergy Corporation - West Penn Power Company
FirstGroup America - Greyhound Lines, Inc.	Fiskars Brands, Inc.	Fluor Corporation - Power
Foot Locker, Inc. - Champs/Team Edition	Foot Locker, Inc. - Footlocker.com/Eastbay	Forest City Enterprises
Forest Oil Corporation	Foster Wheeler, Inc. - Foster Wheeler NAP	Foster Wheeler, Inc. - Foster Wheeler USA
Fox Networks Group - National Geographic Channel	Fox Networks Group - SPEED	Fred Hutchinson Cancer Research Center
Fulton Financial Corporation	G&K Services, Inc.	Gardner Denver, Inc. - TCM Investments, Inc.
GCI Communication Corp.	Geisinger Health Plan	GenCorp, Inc.
GenCorp, Inc. - Aerojet General Corporation	Generali USA Life Reassurance Company	GKN America Corporation - GKN Sinter Metals, Inc.
Graco Inc.	Great River Energy	Greater Orlando Aviation Authority
Haldex, Inc.	Hancock Holding Company	Hancock Holding Company - Hancock Bank
Hancock Holding Company - Whitney Bank	Harsco Corporation - Rail	Health Net, Inc. - Health Net of Oregon
Heidrick & Struggles International, Inc.	Helzberg's Diamond Shops, Inc.	Highmark - WVA
HighMount Exploration & Production LLC	HNI Corporation - Allsteel	HNI Corporation - Hearth & Home Technologies
HNI Corporation - HON Company	Hormel Foods Corporation - Affiliated BU's	Hormel Foods Corporation - Farmer John
Hormel Foods Corporation - Foodservice	Hormel Foods Corporation - Grocery Products	Hormel Foods Corporation - Specialty Foods
Hot Topic, Inc.	Hunter Douglas Inc.	Huron Consulting Group
ICL	ICL - Industrial Products	Idaho Power Company
InterContinental Hotels Group Americas	Interval International	Intrepid Potash, Inc.
ION Geophysical Corporation	J. Paul Getty Trust	Jacobs Engineering Group, Inc. - GBNA
Jacobs Engineering Group, Inc. - Global Construction Services	Jacobs Engineering Group, Inc. - Jacobs Northern Region	Jacobs Engineering Group, Inc. - NAI East
James Hardie Industries, SE - James Hardie Building Products	James Hardie Industries, SE - James Hardie Building Products, Building Products USA	Jefferson County Public Schools
John B. Sanfilippo & Son, Inc.	Johns Hopkins HealthCare, LLC	K. Hovnanian American Mortgage
Kao Brands Company	Kao Specialties Americas LLC	KAR Auction Services, Inc. - ADESA
KAR Auction Services, Inc. - Insurance Auto Auctions	KBR, Inc. - Downstream	KBR, Inc. - Infrastructure
KBR, Inc. - Power & Industrial	Kemper Home Service Companies	Kemper Preferred
Kent State University	Kforce Inc.	Kone, Inc.
Kosmos Energy, LLC	Kuehne + Nagel - North America	Kuehne + Nagel - US
Kulicke & Soffa Industries, Inc.	Laredo Petroleum Holdings, Inc.	Lawson Products, Inc.
Legacy Reserves, LP	Legal & General America, Inc.	Leggett & Platt, Incorporated - Bedding Group
Leggett & Platt, Incorporated - Commercial Fixturing & Components Segment	Leggett & Platt, Incorporated - Consumer Products Group	Leggett & Platt, Incorporated - Home Furniture Components Group
Leggett & Platt, Incorporated - Industrial Materials Segment	Leggett & Platt, Incorporated - Specialized Products Segment	Leggett & Platt, Incorporated - Wire Division
Leo Burnett Worldwide, Inc. - Leo Burnett USA	Link-Belt Construction Equipment Company	Linn Energy, LLC
Lower Colorado River Authority	LSG Lufthansa Service Holding AG	lululemon athletica usa
Madison Square Garden	Magellan Midstream Holdings, LP - Pipeline/ Terminal Division	Magellan Midstream Holdings, LP - Transportation
Maquet Getinge Group	Marc Jacobs International LLC	MarkWest Energy Partners LP - Southwest Business Unit
Matson Navigation Company - Matson Integrated Logistics	Matthews International Corporation	McMoRan Exploration Co.
MDU Resources Group, Inc. - Fidelity Exploration & Production Company	MDU Resources Group, Inc. - Montana Dakota Utilities	MDU Resources Group, Inc. - WBI Holdings, Inc.

MeadWestvaco Corporation - Coated Board	MeadWestvaco Corporation - Packaging Resource Division	Meritor, Inc. - Aftermarket
Meritor, Inc. - Industrial	Michael Baker Corporation	Mine Safety Appliances Company
ModusLink Global Solutions, Inc.	ModusLink Global Solutions, Inc. - Supply Chain Division	Moet Hennessy USA
Molex - Integrated Products Division	Mount Carmel Health Plan MediGold	MTS Systems Corporation
MTS Systems Corporation - Test Division	Munich Reinsurance America, Inc. - Windsor Health Group	National Interstate Insurance Company
National Renewable Energy Laboratory	National Rural Utilities Cooperative Finance Corporation (NRUCFC)	Nature's Sunshine Products
Navigant Consulting, Inc.	Neighborhood Health Plan of Rhode Island	Nestlé USA, Inc. - Direct Store Delivery Division
Nestlé USA, Inc. - Nestlé Sales	New York Power Authority - Niagara Power Project	Nexen Petroleum USA, Inc.
North American Hoganas Inc.	Northern Arizona University	Northwest Natural Gas
Novartis Animal Health US, Inc.	NTT Data Inc.	Oak Ridge Associated Universities
Oakland County Government	Océ Business Services	Old Dominion Electric Cooperative
Old National Bancorp	Old National Bancorp - Old National Bank	OneBeacon Insurance
Oxford Industries, Inc.	Oxford Industries, Inc. - Tommy Bahama Group	PACCAR - PACCAR Financial
Packaging Corporation of America - Containerboard	Pandora Holding US	Parker Hannifin Corporation - Climate and Industrial Controls Group
Patterson Companies - Patterson Medical	Patterson Companies - Webster Veterinary	PDC Energy
Pearson Education - Curriculum	Pearson Education - Pearson NCS, Assessments & Information	Peet's Coffee & Tea
Pennsylvania Higher Education Authority Agency	Pentagon Federal Credit Union	People's United Bank
Phillips-Van Heusen Corporation - PVH Sportswear	Piper Jaffray Companies	Plains All American Pipeline, L.P. - PAA Natural Gas Storage, L.P.
Plum Creek Timber Company, Inc.	Port Authority of Allegheny County	Port of Seattle
Portfolio Recovery Associates, Inc.	Post Holdings Inc.	Praxair, Inc. - Hydrogen-carbon Monoxide (HyCO)
Praxair, Inc. - Praxair Distribution, Inc.	Praxair, Inc. - Praxair Surface Technologies	Precision Drilling Corporation
Preformed Line Products Company	Premera Blue Cross - Alaska	Presbyterian Health Plan
PrivateBancorp, Inc.	PSS World Medical, Inc. - Gulf South Medical Supply, Inc.	Public Broadcasting Service
Questar Corporation	Quicksilver Resources Inc.	Ralcorp Holdings, Inc. - AIPC
Ralcorp Holdings, Inc. - Frozen Bakery Products	Ralcorp Holdings, Inc. - Ralston Foods	Range Resources Corp.
Raymond James Financial - Capital Markets	Raymond James Financial - Raymond James Bank	Regency Centers Corporation
Regeneron Pharmaceuticals, Inc.	Renesas Electronics America	Rexnord Corp. - Gear
Rexnord Corp. - Water Management	Riviana Foods, Inc.	RLI Insurance Company
Rowan Companies, Inc.	Sage North America	Sage North America - Sage Business Solutions
SAIF Corporation	San Antonio Water System	Sauer-Danfoss - Controls
Sauer-Danfoss - Propel	Sauer-Danfoss - Stand Alone Businesses	Save the Children Federation, Inc.
Savvis, Inc.	SBA Communications Corporation	SCANA Corporation - SEMI (SCANA Energy Marketing, Inc.)
SCF Arizona	Security Health Plan	SemGroup Corporation - Rose Rock Midstream
SemGroup Corporation - SemStream	Shoe Carnival, Inc.	Sinclair Broadcast Group, Inc.
Solera Holdings, Inc.	Solutia Inc. - Advanced Interlayers	Solutia Inc. - Technical Specialties
Sothebys	Southern California Regional Rail Authority	Southern Company - Mississippi Power Company
Space Systems/Loral	Stantec Inc.	Starwood Vacation Ownership
Stream Global Services	Stryker Corporation - Endoscopy	Stryker Corporation - Instruments
Stryker Corporation - Medical	Stryker Corporation - Neurovascular	Stryker Corporation - Spine
Susquehanna Bancshares, Inc.	Sykes Enterprises, Incorporated	Symetra Financial - Group Insurance
Symetra Financial - Life & Annuities	Synovus Financial Corporation	Taubman Centers, Inc.
TDS Telecom	Technip USA, Inc.	TeleTech Holdings, Inc.
Tennant Company	Terumo BCT	Texas Industries, Inc.
Texas State University-San Marcos	Textainer	Textron Inc. - E-Z-Go

TGS-NOPEC Geophysical Company
The Donna Karan Company LLC
The E. W. Scripps Company
The Frost National Bank
The Golden 1 Credit Union
The Johns Hopkins University Applied Physics Laboratory
The National Academies
The Pampered Chef Ltd.
The Sherwin-Williams Company - Consumer Group, Diversified Brands Division
The Sherwin-Williams Company - Global Group, Auto Division
The Sherwin-Williams Company - Latin American Coatings
The Sherwin-Williams Company - Paint Stores Group, Eastern Division
The Sherwin-Williams Company - Paint Stores Group, Southeastern Division
The Sherwin-Williams Company - Product Finishes Division
The Sherwin-Williams Company - Protective & Marine Coatings
The University of Texas System - The University of Texas Health Science Center at San Antonio
The University of Texas System - University of Texas Health Science Center
THUMS Long Beach Company
Toray Plastics (America), Inc.
Toyota Industrial Equipment Manufacturing, Inc.
Travis County
Trinidad Drilling LP
TSYS Core - TSYS International Services
TSYS Core - TSYS Merchant Services
TSYS Core - TSYS North America Services
UMB Financial Corporation
Under Armour, Inc. - Under Armour Retail Sales
Unit Corporation - Unit Drilling Company
Unit Corporation - Unit Petroleum Company
United Water
Universal Technical Institute
University of Houston
University of Maryland University College
University of Notre Dame
USG Corporation - L&W Supply
Utah Transit Authority
Vail Resorts, Inc.
Valley National Bank
Veolia Water North America
Vera Bradley, Inc.
Verisign Inc.
VF Corporation - 7 for All Mankind
VF Corporation - Contemporary Brands
VF Corporation - Imagewear
VF Corporation - Sportswear
VF Corporation - Vans
Vonage Holdings Corporation
Waddell & Reed
Wake County Government
Warnaco, Inc. - Calvin Klein Jeans
Warnaco, Inc. - Calvin Klein Underwear
Warnaco, Inc. - Intimate Apparel Group
Washington Suburban Sanitary Commission
Weber Aircraft LLC
Webster Financial Corporation
West Marine Products, Inc.
Western Michigan University
Westlake Chemical Corporation - Vinyl Chemicals
William Marsh Rice University
Wolters Kluwer NA - Corporate Legal Services
Wolters Kluwer NA - Financial & Compliance Services
Wolters Kluwer NA - Health
Wolters Kluwer NA - WK Medical Research
World Vision
Wright Express Corporation
Xylem Inc. - Analytics
Yamaha Corporation of America
Zebra Technologies Corporation
Zimmer Holdings, Inc. - Zimmer Orthopedic Surgical Products, Dover
Zions Bancorporation - Amegy Bank
Zions Bancorporation - California Bank and Trust
Zions Bancorporation - Zions First National Bank

Appendix D-3
Mercer's Global Disclosure Database

Technology, Hardware & Equipment, Software & Services Industries (Annual Revenues of $300 million to $1.4 billion)

Company Name	Company Name
Software & Services	**Technology Hardware & Equipment**
ACI WORLDWIDE INC	AEROFLEX HOLDING CORP
ANSYS INC	AGILYSYS
ARIBA, INC.	AVID TECHNOLOGY INC
BLACKBAUD INC	BLACK BOX CORP
BLACKBOARD INC.	CIENA CORP
CADENCE DESIGN SYSTEMS, INC.	DOLBY
COMMVAULT	EMS TECHNOLOGIES, INC.
COMPUWARE CORP	EMULEX CORP
FACTSET RESEARCH SYSTEMS INC.	F5 NETWORKS INC.
FAIR ISAAC CORP	FEI CO
INFORMATICA CORP	FLIR SYSTEMS INC.
JDA SOFTWARE GROUP, INC.	HUTCHINSON TECHNOLOGY INC
MENTOR GRAPHICS CORP	JDS UNIPHASE CORP.
MICROS SYSTEMS INC	MTS SYSTEMS CORP
MICROSTRATEGY INC	MULTI-FINELINE ELECTRON INC
NUANCE COMMUNICATIONS INC	NETGEAR INC
PARAMETRIC TECHNOLOGY CORP	OSI SYSTEMS INC
PEGASYSTEMS INC	POLYCOM INC
PROGRESS SOFTWARE CORP	POWERWAVE TECHNOLOGIES INC
QUEST SOFTWARE INC	PULSE ELECTRONICS CORP
RADIANT SYSTEMS, INC.	QLOGIC CORP
RED HAT INC	QUANTUM CORP
ROVI CORP	ROFIN SINAR TECHNOLOGIES INC
SOLERA HOLDINGS INC	ROGERS CORP
SS&C TECHNOLOGIES HLDGS INC	SMART MODULAR TECHNOLOGIES
SYNOPSYS INC	TRIMBLE NAVIGATION
TELECOMMUNICATION SYS INC	TTM TECHNOLOGIES INC
TIBCO SOFTWARE INC.	UNOVA INC.
WEBSENSE INC	VIASYSTEMS GROUP INC
	ZEBRA TECHNOLOGIES CP -CL A